Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS

Hexion Inc.	Hexion Nova Scotia Finance, ULC

$114,016,000

9.00% Second-Priority Senior Secured Notes due 2020

This prospectus covers resales by a selling security holder of the 9.00% Second-Priority Senior Secured Notes due 2020 issued by Hexion Inc. (“Hexion”), as successor by merger to Hexion U.S. Finance Corp., and Hexion Nova Scotia Finance, ULC, which is a wholly-owned subsidiary of Hexion (each a “Co-Issuer” and also referred to herein as, an “Issuer” or the “Issuers”), on November 5, 2010, which we refer to herein as the “Notes.”

The Notes mature on November 15, 2020. Interest on the Notes is payable in cash at a rate of 9.00% per annum, from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on May 1 or November 1 immediately preceding the interest payment date on May 15 and November 15 of each year.

The Issuers may redeem the Notes, in whole or in part, at the redemption prices set forth in this prospectus.

The Notes are senior obligations of the Issuers. Each of the Notes are irrevocably and unconditionally guaranteed on a second-priority secured basis by certain of Hexion’s domestic subsidiaries which guarantee our obligations under our senior secured credit facilities (the “Note Guarantors”).

The guarantees are secured by second priority liens on substantially all of each subsidiary guarantor’s tangible and intangible assets, except for those assets excluded as collateral under our prior senior secured credit facilities, and all of each subsidiary guarantor’s capital stock of certain direct subsidiaries, other than the capital stock which is prohibited from being pledged pursuant to the indentures governing our other outstanding debentures, each subject to certain exceptions and limitations.

We have not applied, and do not intend to apply, for listing of the Notes on any national securities exchange or automated quotation system.

The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”

Hexion will not receive any proceeds from the resale of the Notes hereunder.

See “Risk Factors” beginning on page 19 of this prospectus for a discussion of certain risks that you should consider before investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2016.

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We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. We will update this prospectus to the extent required by law.

The Notes may not be offered or sold in or into the United Kingdom by means of any document except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or under any applicable provision of the prospectus directive as adopted in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the Notes in, from or otherwise involving or having an effect in the United Kingdom.

The Notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The Notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

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PROSPECTUS SUMMARY

This summary highlights information about Hexion Inc. and the Notes contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require (i) all references to “Hexion,” the “Company,” “we,” “us” and “our” refer to Hexion Inc. and its subsidiaries and (ii) all references to “Issuers” refer to Hexion Inc. and Hexion Nova Scotia Finance, ULC (a wholly owned subsidiary of Hexion Inc.), the Co-Issuers of the Notes, and their successors.

Overview

Hexion Inc. (“Hexion” or the “Company”), a New Jersey corporation with predecessors dating from 1899, is the world’s largest producer of thermosetting resins, or thermosets, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient in virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. The type of thermoset used, and how it is formulated, applied and cured, determines its key attributes, such as durability, gloss, heat resistance, adhesion or strength of the final product. Thermosetting resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins and urethane resins.

Our direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.

Our business is organized based on the products we offer and the markets we serve. At December 31, 2015, we had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.

Our Business

We have a broad range of thermoset resin technologies, with high quality research, applications development and technical service capabilities. We provide a broad array of thermosets and associated technologies, and have significant market positions in each of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products, composites and automotive coatings. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas field support. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 1,200 patents, the majority of which relate to the development of new products and manufacturing processes.

As of December 31, 2015, we had 65 active production sites around the world. Through our worldwide network of strategically located production facilities, we serve more than 4,800 customers in approximately 100 countries. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide our customers with a broad range of product solutions. As a result of our focus on innovation and a high level of technical service, we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as

3M, Akzo Nobel, BASF, Bayer, Dow, EP Energy, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.

The table below illustrates our net sales to external customers for the year ended December 31, 2015 as well as the major product lines, major industry sectors served, major end-use markets and key differentiating characteristics relative to our products.

		Epoxy, Phenolic and Coating Resins	Forest Products Resins
2015 Net Sales	$2.6 billion		$1.6 billion

Major Products	• • • • • • • •

Epoxy specialty resins

Phenolic encapsulated substrates

Versatic acids and derivatives

Basic epoxy resins and intermediates

Phenolic specialty resins and molding compounds

Polyester resins

Acrylic resins

Vinylic resins

			•	Forest product resins and formaldehyde applications

Major Industries Served	• • • • • • • • • • •

Wind Energy

Energy: Oil and gas field drilling and development

Transportation and industrial

Construction

Electrical equipment and appliances

Electronic products

Marine and recreational (boats, RVs)

Chemical manufacturing

Home building and maintenance

Consumer durable and non-durable products

General manufacturing

			• • • •	Home building and maintenance Home repair and remodeling Furniture Agriculture

Core End-Use Markets	• • • • • • • •	Oil and gas field proppants Wind energy Auto coatings and friction materials Marine and industrial coatings Electronics Commercial and residential construction Engineered materials Decorative paints	• • •	Commercial and residential construction Plywood, particleboard, medium-density fiberboard (“MDF”), oriented strand board (“OSB”) Furniture Agrochemical

Key Product Characteristics	• • •	Strength and adhesion Durability Resistance (water, UV, corrosion, temperature)	• • •	Strength and adhesion Durability Moisture resistance

The discussion that follows is based on our organizational structure and reportable segments in 2015.

Epoxy, Phenolic and Coating Resins

We are a leading producer of epoxy, phenolic and coating resins which are used in a variety of industrial and consumer applications to increase strength, adhesion and provide durability. These products are used in numerous end-markets including: oil and gas, wind energy, electronics, protective coatings, engineered materials, automotive, decorative paints, specialty coatings and residential, commercial and industrial construction.

Epoxy resins are the fundamental component of many types of materials and are used either as replacements for traditional materials such as metal, or in applications where traditional materials do not meet demanding engineering applications. Phenolic resins are used in applications that require extreme heat resistance and strength, such as after-market automotive and OEM truck brake pads, aircraft components and electrical laminates. Additionally, epoxy-based surface coatings are among the most widely used industrial coatings due to their structural stability and broad application functionality combined with overall economic efficiency. The demand for epoxy, phenolic and coating resins is driven by both economic growth generally and technological innovation, including environmentally friendly and energy efficient applications.

Supporting the growth in our business, we operate two of the three largest epoxy resins manufacturing facilities in the world, including the world’s only continuous-flow manufacturing process facility. We believe our global scope and our ability to internally produce key raw materials gives us a significant competitive advantage versus our non-integrated competitors. For example, we produce and internally consume the majority of our bisphenol-A, or BPA, and virtually all of our epichlorohydrin, or ECH, the key base chemicals in the downstream manufacturing of base epoxy resins and epoxy specialty resins.

Forest Products Resins

We are a leading global supplier of formaldehyde-based resins used in a variety of industrial and consumer applications. These products are used in numerous end-markets including: residential, commercial and industrial construction, furniture and agriculture. The demand for forest products resins is driven by general economic growth and environmental sustainability and we benefit from a manufacturing footprint that is strategically located in close proximity to our customers. Demand for our formaldehyde-based resins is also primarily driven by the residential housing market globally and in particular North America.

We are the leading producer of formaldehyde-based resins used in a wide range of applications for the North American forest products industry and also hold significant positions in Europe, Latin America, Australia and New Zealand. We are also the world’s largest producer of formaldehyde, a key raw material used to manufacture thousands of products and we internally consume the majority of our formaldehyde production. We believe this strategic back-end integration gives us significant incremental economic value.

Growth and Strategy

We believe that we have opportunities for growth through the following strategies:

Invest in Growth Segments in Established Regions and Expand Our Global Reach in Faster Growing Geographies—We continue to invest in growth segments in our more established regions, as evidenced by the construction of a new formaldehyde plant in North America in 2015, as well as the finalization of the construction of an additional North American formaldehyde plant in early 2016. We are also focused on growing our business in markets in the potential high growth regions such as Asia-Pacific, Latin America, India, Eastern Europe and the Middle East, where the usage of our products has been increasing. For example, in the second half of 2015, we completed the expansion of our forest products resins manufacturing capacity in Brazil. Also in the second half of 2015, we acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from our joint venture partner to better position us to serve our customers in this region.

Develop and Market New Products—We will continue to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives we will continue to create new generations of products and services which will drive revenue and earnings growth. Approximately 19%, 21% and 23% of our 2015, 2014 and 2013 net sales, respectively, were from products developed within the last five years. In 2015, 2014 and 2013 we invested $65 million, $72 million and $73 million, respectively, in research and development.

Increase Shift to High-Margin Specialty Products—We continue to proactively manage our product portfolio with a focus on specialty, high-margin applications for growth and the reduction of our exposure to lower-margin products. As a result of this capital allocation strategy and strong long-term end market growth underlying these specialty segments, including wind energy, automotive composites and oil field applications, we believe this will become a larger part of our broader portfolio.

Continue Portfolio Optimization and Pursue Targeted Add-On Acquisitions and Joint Ventures—The specialty chemicals and materials market is comprised of numerous small and mid-sized specialty companies focused on niche markets, as well as smaller divisions of large chemical conglomerates. As a large manufacturer of specialty chemicals and materials with leadership in the production of thermosets, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio and better serve our customers. For example, over the last ten years, we have established or entered into joint ventures in Australia, China, Columbia and Russia. Additionally, we have executed add-on acquisitions in our coatings and oilfield businesses, and purchased certain technology and customer intangible assets in our phenolic specialty resins and forest products businesses.

Leverage Cost Savings from Sharing Functional Resources and Capabilities—The Shared Services Agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) has resulted in significant synergies for us, including logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization and administrative and overhead savings. We have realized cumulative annual cost savings of $64 million as a result of the Shared Services Agreement. The Shared Services Agreement remains in place between us and MPM following completion of MPM’s balance sheet restructuring, and both companies will benefit from the optimized cost structure and services that it provides.

Generate Positive Operating Cash Flow and Deleverage—We expect to generate solid operating cash flow over the long-term due to our size, cost structure and reasonable ongoing capital expenditure requirements. In addition, due to our net operating loss carryforwards in certain jurisdictions, our cash tax requirements are minimal. Our strategy is to grow EBITDA, generate positive operating cash flow and delever. Additionally, we have demonstrated expertise in efficiently managing our working capital.

Risk Factors

Despite our competitive strengths discussed above, investing in the Notes involves a number of risks, including:

•

As of December 31, 2015, we had approximately $3.8 billion of consolidated outstanding indebtedness. Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under our debt obligations. Based on interest rates as of December 31, 2015, our annualized cash interest expense is projected to be approximately $305 million based on consolidated indebtedness;

•	If global economic conditions remain weak or further deteriorate, it will negatively impact our business operations, results of operations and financial condition;

•

We have achieved significant cost savings as a result of the Shared Services Agreement with MPM. If the Shared Services Agreement is terminated or further amended, if we have material disputes with MPM regarding its implementation, or if we are unable to implement new initiatives under the amended agreement, it could have a material adverse effect on our business operations, results of operations, and financial condition;

•	Fluctuations in direct or indirect raw material costs could have an adverse impact on our business; and

•	We depend on certain of our key executives and our ability to attract and retain qualified employees.

For discussion of the significant risks associated with our business, our industry and investing in the Notes, you should read the section entitled “Risk Factors.”

Organizational Structure

Hexion Nova Scotia Finance, ULC, a Co-Issuer of the Notes, is a direct wholly owned subsidiary of Hexion, the other Co-Issuer of the Notes. No separate financial information has been provided in this prospectus for Hexion Nova Scotia Finance, ULC because (1) it has no independent operations other than acting as a finance company of Hexion, (2) it has no material assets and (3) Hexion is a Co-Issuer and certain of Hexion’s domestic subsidiaries guarantee the Notes.

The chart below is a summary of the organizational structure of Hexion and illustrates the long-term debt outstanding as of December 31, 2015.

(1)	Total availability of $400 million, subject to borrowing base availability ($354 million as of December 31, 2015), of which approximately $320 million was available for borrowings as of December 31, 2015, after giving effect to $34 million of outstanding letters of credit. The ABL Facility covenants include a fixed charge coverage ratio of 1.0 to 1.0 that will only apply if our availability is less than the greater of (a) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time and (b) $40 million.
(2)	Certain of our non-U.S. subsidiaries are borrowers, or provide guarantees, under the ABL Facility but do not guarantee the Notes.
(3)	The 8.875% Senior Secured Notes due 2018 (the “Senior Secured Notes”) are secured by junior liens on the collateral. Includes $200 million of Senior Secured Notes issued in January 2013.
(4)	Direct and indirect ownership.
(5)	Indirect ownership.

Additional Information

Hexion is a New Jersey corporation, with predecessors dating back to 1899. Our principal executive offices are located at 180 East Broad Street, Columbus, Ohio 43215. Our telephone number is (614) 225-4000. We maintain a website at http://www.hexion.com/ where general information about our business is available. The internet address is provided for informational purposes only and is not intended to be a hyperlink. Accordingly, the information contained on our website is not a part of this prospectus.

Our Equity Sponsor

Apollo Global Management, LLC is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Bethesda, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. Apollo had assets under management of approximately $170 billion as of December 31, 2015 in its private equity, credit and real estate funds. Apollo may also be referred to as our owner.

Offering Summary

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before investing in the Notes. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Co-Issuers	Hexion Inc. and Hexion Nova Scotia Finance, ULC.

Notes Offered	Up to $114,016,000 aggregate principal amount of 9.00% Second-Priority Senior Secured Notes Due 2020.

In November 2010, Apollo, our controlling stockholder, acquired the Notes in exchange for certain of our existing notes held by Apollo. Apollo owned approximately $114 million principal amount of the Notes as of December 31, 2015. Apollo has the right to have its Notes registered pursuant to a registration rights agreement with the Company. See “Certain Relationships and Related Party Transactions.”

Maturity Date	The Notes will mature on November 15, 2020.

Interest	The Notes bear interest at a rate per annum equal to 9.00%, payable semi-annually in arrears, on May 15 and November 15 of each year.

Guarantees	The Notes are guaranteed, jointly and severally, irrevocably and unconditionally, on a senior secured basis, by certain of Hexion’s existing domestic subsidiaries that guarantee our obligations under the ABL Facility and Hexion’s future domestic subsidiaries that guarantee any debt of the Issuers or any guarantor. See the footnotes to our consolidated financial statements herein for separate financial information on these guarantors. See “Description of the Notes—Guarantees” and “—Certain Covenants—Future Guarantors.”

Ranking	The Notes and the guarantees are our senior secured obligations. The Notes and the guarantees rank:

•

pari passu in right of payment with all of our and our guarantors’ existing and future senior indebtedness, including debt under the ABL Facility, the 6.625% First-Priority Senior Secured Notes due 2020 (the “First-Priority Senior Secured Notes”), the 10.00% First-Priority Senior Secured Notes due 2020 (the “New First-Priority Senior Secured Notes”), the 8.875% Senior Secured Notes due 2018 (the “Senior Secured Notes”) and the guarantees thereof;

•

effectively junior in priority as to collateral with respect to our and our guarantors’ existing and future first-priority secured debt obligations under the ABL Facility, the First-Priority Senior Secured Notes, the New First-Priority Senior Secured Notes the

Senior Secured Notes and any other future obligations secured by a first-priority lien on the collateral (subject to certain exceptions as described in “Description of the Notes—Security for the Notes”) to the extent of the collateral securing such debt;

•

equal in priority as to collateral with respect to our and our guarantors’ existing and future obligations under any obligations secured by a second-priority lien on the collateral, including the Notes;

•	senior in right of payment to all of our and our guarantors’ existing and future subordinated indebtedness; and

•

effectively junior in right of payment to all existing and future indebtedness and other liabilities of any subsidiary that does not guarantee the Notes, including our foreign subsidiaries. The Notes will also be effectively junior to the liabilities of our non-guarantor subsidiaries, including our foreign subsidiaries.

As of December 31, 2015:

(1)	Hexion and its subsidiaries had approximately $3.8 billion aggregate principal amount of total indebtedness outstanding (including the Notes and the guarantees);

(2)	Hexion and its subsidiaries had approximately $1.9 billion aggregate principal amount of senior secured indebtedness consisting of approximately $1.6 billion of First-Priority Senior Secured Notes and $315 million of New First-Priority Senior Secured Notes and guarantees thereof, all of which constitute first-priority lien obligations. In addition, as of such date we had approximately $320 million of availability under the ABL Facility, all of which is secured by a first-priority lien on the collateral securing the Notes;

(3)	Hexion and its subsidiaries had approximately $1.0 billion aggregate principal amount of secured indebtedness outstanding constituting lien obligations junior to the ABL Facility, the First-Priority Senior Secured Notes and the New First-Priority Senior Secured Notes and senior to second-priority lien obligations, consisting of the Notes and guarantees thereof, which constitute first-priority lien obligations with respect to the Notes;

(4)	Hexion and its subsidiaries had $574 million aggregate principal amount of indebtedness outstanding constituting second-priority lien obligations, consisting of secured indebtedness under the Notes and the guarantees thereof; and

(5)	of the approximately $3.8 billion aggregate principal amount of indebtedness outstanding, Hexion’s subsidiaries that are not obligors with respect to the Notes had total indebtedness of approximately $116 million (excluding intercompany liabilities of subsidiaries that are not obligors).

See “Description of the Notes—Ranking” and “Use of Proceeds.”

Collateral	The Notes and the guarantees are secured by second priority liens on:

•

substantially all of our and each subsidiary guarantor’s tangible and intangible assets (including, but not limited to, accounts receivable, inventory, general intangibles and proceeds of the foregoing), except for those assets excluded as collateral under the ABL Facility; and

•

all of our and each subsidiary guarantor’s capital stock of certain direct subsidiaries other than the capital stock which is prohibited from being pledged pursuant to the indentures governing our other outstanding debentures, provided that no more than 65% of the capital stock of first-tier foreign subsidiaries will be required to be pledged; subject to certain exceptions as described below if any such pledge would require that separate financial statements with respect to any such pledged entity (other than certain “Momentive Canada Entities,” as defined in the indenture governing the Notes; including, currently, Hexion International Holdings Coöperatief U.A. (“Hexion Coop”)) would be required pursuant to Rule 3-16 of Regulation S-X to be provided in connection with the filing of a registration statement related to the Notes or any other filing we are required to make with the SEC. See “Description of the Notes—Security for the Notes—Limitations on Stock Collateral.”

Notwithstanding the foregoing, the collateral securing the Notes does not include (A) any real estate or Principal Property (as such term is defined in the indentures governing certain of our existing debentures and means generally any manufacturing or processing plant or warehouse owned or leased by us or any of our subsidiaries and located within the United States), (B) any property or assets owned by any of our foreign subsidiaries, (C) any assets which, if included in the collateral, would require our existing debentures to be ratably secured with the Notes pursuant to the terms of the indentures for such existing debentures, (D) any vehicle covered by a certificate of title or ownership, (E) any assets not required to be pledged as security for holders of first-priority lien obligations, (F) any letter of credit rights to the extent any Issuer or guarantors is required by applicable law to apply the proceeds of a drawing of such letter of credit for a specified purpose, (G) any right, title or interest of any Issuer or the guarantors in any license, contract or agreement to which such Issuers or guarantor is a party or any of its right, title or interest thereunder to the extent that such a grant would result in a breach of the terms of, or constitute a default under, any license, contract or agreement to which such Issuer or guarantor is a party or (H) any equipment or other asset owned by any Issuer or guarantor that is subject to a purchase money lien or a capitalized lease obligation, if the contract or other agreement in which such lien is granted prohibits or requires the consent of any person other than the Issuers or guarantors as a condition to the creation of any other security interest on such equipment (sometimes referred to in this prospectus as “excluded collateral”).

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.”

The book value of the assets of Hexion and the assets of the domestic subsidiary guarantors, which are included in the collateral, was $2,031 million as of December 31, 2015.

Certain of our first-tier foreign subsidiaries, from time to time, could have a value in excess of 20% of the principal amount of the Notes, and pledges of the capital stock of such entities would require that separate financial statements pursuant to Rule 3-16 of Regulation S-X be provided in connection with the filing of a registration statement related to the Notes or any other filing we are required to make with the SEC. However, pursuant to collateral cut-back provisions in the indenture governing the Notes, our pledge of such stock as collateral for the Notes will be limited to less than 20% of the principal amount of the Notes. Notwithstanding the foregoing, as of the date of this prospectus, our pledge of the capital stock of Hexion Coop, will not be cut back in accordance with the terms of the indenture governing the Notes. Hexion Coop indirectly owns Hexion Canada Inc., Hexion B.V. and various of our other foreign subsidiaries through which substantially all of our foreign operations are conducted. See “Description of the Notes—Security for the Notes—Limitations on Stock Collateral.”

The obligations under the ABL Facility also benefit from a security interest in the assets of certain of our foreign subsidiaries that are borrowers or loan parties thereto. The Notes do not have the benefit of a security interest in such foreign assets. The pledge of the stock of certain of our foreign subsidiaries as collateral for the obligations under the ABL Facility also is not subject to any collateral cut back provisions of the type that are applicable to the collateral for the Notes.

The priority of the collateral liens securing the Notes are junior to the collateral liens securing the ABL Facility, our First-Priority Senior Secured Notes, New First-Priority Senior Secured Notes Senior Secured Notes and other obligations secured by first-priority liens as described under “Description of the Notes—Security for the Notes.” The value of collateral securing the Notes at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of Notes if collateral is disposed of in a transaction that complies with the applicable indenture, security documents and intercreditor agreement and otherwise as provided in the indenture and the intercreditor agreement. In the event of a liquidation of the collateral, the proceeds may not be sufficient to satisfy the obligations under the Notes and any other indebtedness secured on a senior or pari passu basis thereto. See “Risk Factors—Risks Related to an Investment in the Notes—It may be difficult to realize the value of the collateral securing the Notes.”

Optional Redemption	The Notes may be redeemed at our option on the redemption dates and at the redemption prices specified under “Description of the Notes—Optional Redemption.”

Change of Control	If we experience a change of control (as defined in the indenture governing the Notes), we will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Change of Control.”

Asset Sale Offer	If we sell assets under certain circumstances and do not use the proceeds for specified purposes, we must reduce the principal amount of the Notes by making a redemption under the optional redemption provisions, repurchase the Notes through open market purchases at or above 100% of the principal amount of the Notes repurchased and/or make an offer to repurchase the Notes at 100% of the principal amount of the Notes repurchased, plus accrued and unpaid interest to the applicable repurchase date. See “Description of the Notes—Certain Covenants—Asset Sales.”

Certain Covenants	The indenture that governs the Notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred stock;

•	grant liens on assets;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem capital stock or subordinated indebtedness;

•	make investments or acquisitions;

•	enter into sale/leaseback transactions;

•	incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us;

•	enter into transactions with our affiliates;

•	merge or consolidate with other companies or transfer all or substantially all of our assets; and

•	transfer or sell assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Notes—Certain Covenants.”

Use of Proceeds

The net proceeds from the sale of the securities offered by this prospectus will be received by the selling security holder. Hexion will not receive any of the proceeds from any sale by the selling security holder of the securities covered by this prospectus. See “Use of Proceeds” and “Selling Security Holder.”

Book-Entry Form

The Notes were initially issued to an affiliate of Apollo in physical form and are represented by definitive certificates with certain restrictive legends. Following the effective date of this registration statement on Form S-1, the definitive certificates representing the Notes that are resold pursuant to this registration statement on Form S-1 will be exchanged (in whole or part as applicable) for a beneficial interest in a permanent global certificate, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the securities will be shown on, and future transfers will only be effected through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. The Notes issued upon resale of the Notes represented by definitive certificates will be in fully registered book-entry form only, without coupons in denominations of $2,000 and any integral multiple of $1,000, provided that such Notes may be issued in denominations of less than $1,000 solely to accommodate book-entry positions that have been created by the depository in denominations of less than $1,000.

Risk Factors

Investment in the Notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the Notes.

Summary Historical Consolidated Financial Data of Hexion Inc.

The following table presents Hexion’s summary historical financial information as of and for the periods presented. The summary historical financial information as of and for each of the years ended December 31, 2015, 2014 and 2013 have been derived from, and should be read in conjunction with, Hexion’s audited financial statements included elsewhere in this prospectus.

You should read the following summary historical consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Capitalization,” “Selected Historical Financial and Other Information” and our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	As of and for the Year ended December 31,
(In millions)	2015	2014	2013
Statement of Operations
Net sales	$4,140	$5,137	$4,890
Cost of sales	3,540	4,576	4,282

Gross profit	600	561	608
Selling, general and administrative expense	306	399	304
Asset impairments	6	5	181
Business realignment costs	16	47	21
Other operating expense (income), net	12	(8)	1

Operating income	260	118	101
Interest expense, net	326	308	303
(Gain) loss on extinguishment of debt	(41)	—	6
Other non-operating (income) expense, net	(3)	32	2

Loss from continuing operations before income tax and earnings from unconsolidated entities	(22)	(222)	(210)
Income tax expense	34	22	379

Loss from continuing operations before earnings from unconsolidated entities	(56)	(244)	(589)
Earnings from unconsolidated entities, net of taxes	17	20	17

Net loss	(39)	(224)	(572)
Net (income) loss attributable to noncontrolling interest	(1)	1	1

Net loss attributable to Hexion Inc.	$(40)	$(223)	$(571)

Dividends declared per common share	$—	$—	$0.01
Cash Flows provided by (used in):
Operating activities	$213	$(50)	$80
Investing activities	(155)	(233)	(150)
Financing activities	24	69	52
Balance Sheet Data (at end of period):
Cash and cash equivalents	$236	$172	$393
Short-term investments	—	7	7
Working capital (1)	283	422	570
Total assets (2)	2,382	2,617	2,804
Total long-term debt (2)	3,698	3,678	3,598
Total net debt (3)	3,593	3,655	3,374
Total liabilities (2)	4,859	4,967	4,877
Total deficit	(2,477)	(2,350)	(2,073)
EBITDA (4)	458	250	258
Segment EBITDA (4)	466	462	446
LTM Adjusted EBITDA (5)	521

(1)	Working capital is defined as current assets less current liabilities.
(2)	Total assets, total long-term debt and total liabilities have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2015-03 (“ASU 2015-03”), which reclassified certain unamortized deferred debt issuance costs from “Other long-term assets” to “Long-term debt” within our Consolidated Balance Sheets.
(3)	Net debt is defined as long-term debt (exclusive of unamortized deferred financing fees) plus short-term debt less cash and cash equivalents and short-term investments.
(4)	EBITDA is defined as Net (loss) income before interest, income taxes, and depreciation and amortization. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. We have presented EBITDA and Segment EBITDA because we believe that these measures are useful to investors since they are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. EBITDA and Segment EBITDA are not recognized terms under GAAP, should not be viewed in isolation and do not purport to be alternatives to Net (loss) income as indicators of operating performance or cash flows from operating activities as measures of liquidity. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and Segment EBITDA and using these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, EBITDA and Segment EBITDA do not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue; and

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate.

Additionally, EBITDA and Segment EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of EBITDA and Segment EBITDA may not be comparable to other similarly titled measures for other companies. Also the amounts shown for EBITDA and Segment EBITDA as presented herein differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and is used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

See below for a reconciliation of Net loss to EBITDA.

	Year ended December 31,
(In millions)	2015	2014	2013
Reconciliation of Net Loss to EBITDA
Net loss	$(39)	$(224)	$(572)
Income tax expense	34	22	379
Interest expense, net	326	308	303
Depreciation and amortization	137	144	148

EBITDA	$458	$250	$258

See below for a reconciliation of Segment EBITDA to Net loss.

	Year ended December 31,
	2015	2014	2013
(In millions)
Epoxy, Phenolic and Coating Resins	$307	$290	$279
Forest Products Resins	233	255	235
Corporate and Other	(74)	(83)	(68)

Total	466	462	446

Reconciliation:
Items not included in Segment EBITDA
Asset impairments	(6)	(5)	(181)
Business realignment costs	(16)	(47)	(21)
Integration costs	—	—	(10)
Realized and unrealized foreign currency losses	(10)	(32)	(2)
Gain (loss) on extinguishment of debt	41	—	(6)
Unrealized gains (losses) on pension and OPEB plan liabilities	13	(102)	68
Other	(31)	(25)	(35)

Total adjustments	(9)	(211)	(187)
Interest expense, net	(326)	(308)	(303)
Income tax expense	(34)	(22)	(379)
Depreciation and amortization	(137)	(144)	(148)

Net loss attributable to Hexion Inc.	(40)	(223)	(571)
Net income (loss) attributable to noncontrolling interest	1	(1)	(1)

Net loss	$(39)	$(224)	$(572)

(5)	See below for a reconciliation of Net Loss to LTM Adjusted EBITDA, and qualifications as to the use of LTM Adjusted EBITDA, which is not a recognized term under GAAP.

Year ended December 31, 2015
(In millions)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(39)
Income tax expense	326
Interest expense, net	34
Depreciation and amortization	137

EBITDA	458
Adjustments to EBITDA:
Asset impairments	6
Gain on extinguishment of debt	41
Business realignments costs (a)	16
Realized and unrealized foreign currency losses	10
Unrealized gains on pension and OPEB plan liabilities (b)	(13)
Other (c)	42
Cost reduction programs savings (d)	43

Adjusted EBITDA	$521

Pro forma fixed charges (e)	$305

Ratio of Adjusted EBITDA to Fixed Charges (f)	1.71

(a)	Represents headcount reduction expenses and plant rationalization costs related to cost reduction programs and other costs associated with business realignments.
(b)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.
(c)	Primarily includes retention program costs, business optimization expenses, certain professional fees, management fees and pension expense related to formerly owned businesses, partially offset by gains on the disposal of assets and a gain on a step acquisition.
(d)	Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.
(e)	Reflects pro forma interest expense based on interest rates at December 31, 2015, as if the 2015 Refinancing Transactions (defined elsewhere herein) had taken place at the beginning of the period.
(f)	The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of December 31, 2015, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness or to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under the ABL Facility (available borrowings of which were $320 million at December 31, 2015).

Adjusted EBITDA is defined as EBITDA adjusted to exclude certain non-cash items and other income and expenses. Adjusted EBITDA also reflects other adjustments permitted in calculating compliance under the indentures governing certain of Hexion’s debt instruments and Hexion’s ABL Facility, including reflecting the expected future impact of announced acquisitions and in-process cost saving initiatives. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with GAAP or operating cash flows determined in accordance with GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Inclusion of the anticipated cost savings or incremental EBITDA from new facilities and other cost reduction programs should not be viewed as a representation that we will achieve such cost savings or incremental EBITDA, but rather to reflect add backs which our debt instruments permit us to include in calculating Adjusted EBITDA. See “Risk Factors—Risks Related to our Business—We have achieved significant cost savings as a result of the Shared Services Agreement with MPM. If the Shared Services Agreement is terminated or further amended, if we have material disputes with MPM regarding its implementation or if we are unable to implement new initiatives under the amended agreement, it could have a material adverse effect on our business operations, results of operations, and financial condition.”

Ratio of Earnings to Fixed Charges

	Historical
	Year ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges (1)	—	—	—	—	1.32

(1)	Our earnings were insufficient to cover fixed charges by $22 million, $222 million, $210 million and $183 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively.

RISK FACTORS

Investing in the Notes involves a high degree of risk. Following are our principal risks. These factors may or may not occur, and we cannot express a view on the likelihood that any of these may occur. Other factors may exist that we do not consider significant based on information that is currently available or that we are not currently able to anticipate. Any of the following risks could materially adversely affect our business, financial condition or results of operations and prospects, which in turn could adversely affect our ability to pay the Notes. In such case, you may lose all or part of your original investment.

Risks Related to an Investment in the Notes

The Notes are effectively subordinated to all liabilities of our non-guarantor subsidiaries and structurally subordinated to claims of creditors of all of our foreign subsidiaries.

The Notes are structurally subordinated to indebtedness and other liabilities of Hexion’s subsidiaries that are not an Issuer or guarantors of the Notes. As of December 31, 2015, Hexion’s subsidiaries that are not an Issuer or guarantors had total indebtedness of approximately $116 million (which excluded intercompany liabilities of such non-guarantor subsidiaries). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to the Issuers.

The Notes are not guaranteed by any of Hexion’s non-U.S. subsidiaries. Hexion’s non-U.S. subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that Hexion or the subsidiary guarantors have to receive any assets of any of the foreign subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

Additional indebtedness is secured by the collateral securing the Notes, and the Notes will be secured only to the extent of the value of the assets that have been granted as security for the Notes and the guarantees, which may not be sufficient to satisfy our obligations under the Notes.

Indebtedness under the ABL Facility, the interest rate protection and other hedging agreements and the overdraft facility permitted thereunder, the First-Priority Senior Secured Notes, the New First-Priority Senior Secured Notes and the Senior Secured Notes (referred to in these risk factors as the “First-Priority Lien Obligations”) are secured by senior-priority liens on substantially all tangible and intangible assets of Hexion and each subsidiary guarantor, except for certain excluded collateral (such as our Principal Properties, subject to certain exceptions for the New First-Priority Senior Secured Notes). The Notes are secured by a lien on only a portion of the assets that secure the First-Priority Lien Obligations and the liens securing the Notes are subordinated to First-Priority Lien Obligations and there may not be sufficient collateral to pay all or any of the Notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us or any future domestic subsidiary, the assets that are pledged as shared collateral securing the First-Priority Lien Obligations and the Notes must be used first to pay the First-Priority Lien Obligations in full before making any payments on the Notes. Accordingly, the Notes will be effectively subordinated to these obligations to the extent of the collateral securing such obligations. We may incur additional First-Priority Lien Obligations in the future.

At December 31, 2015, we had approximately $3.8 billion aggregate principal amount of outstanding indebtedness (including the Notes and guarantees) and approximately $1.9 billion of First-Priority Lien Obligations. At December 31, 2015, borrowings of approximately $320 million would be unused and available under the ABL Facility, all of which would constitute First-Priority Lien Obligations if drawn. In addition to borrowings under the ABL Facility, the First-Priority Senior Secured Notes, the New First-Priority Senior Secured Notes and the Senior Secured Notes, the indenture governing the Notes allows a significant amount of other indebtedness and other obligations to be secured by a lien on the collateral securing the Notes on a senior-priority basis or on an equal and ratable basis, provided that, in each case, such indebtedness or other obligation could be incurred under the debt incurrence covenants contained in the indenture governing the Notes. Any additional obligations secured by a lien on the collateral securing the Notes (whether senior to or equal with the lien of the Notes) will adversely affect the relative position of the holders of the Notes with respect to the collateral securing the Notes.

Many of our assets, such as certain assets owned by our foreign subsidiaries, are not part of the collateral securing the Notes, but do secure some First-Priority Lien Obligations. In addition, our foreign subsidiaries will be permitted to incur substantial indebtedness in compliance with the covenants under the ABL Facility, the indentures governing the First-Priority Senior Secured Notes, the New First-Priority Senior Secured Notes and the Senior Secured Notes, the indenture governing the Notes and the agreements governing our other indebtedness, most of which is permitted to be a First-Priority Lien Obligation. We are also permitted to transfer up to 5% of our Total Assets (as defined in the indenture governing the Notes) from guarantors to non-guarantor subsidiaries, including non-U.S. subsidiaries. Upon such a transfer, those assets will be released automatically from the lien securing the Notes. With respect to those assets that are not part of the collateral securing the Notes but which secure other obligations, the Notes will be effectively junior to these obligations to the extent of the value of such assets. There is no requirement that the holders of the First-Priority Lien Obligations first look to these excluded assets before foreclosing, selling or otherwise acting upon the collateral shared with the Notes.

No appraisals of any collateral have been prepared in connection with the offering of the Notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the Notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future events or trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the Notes, in full or at all, after first satisfying our obligations in full under the First-Priority Lien Obligations and any other obligations secured by a priority lien on the collateral.

Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Notes. Any claim for the difference between the amount, if any, realized by holders of the Notes from the sale of the collateral securing the Notes and the obligations under the Notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Holders of Notes will not control decisions regarding collateral.

Pursuant to the intercreditor agreement, the collateral agent representing the holders of the First-Priority Lien Obligations controls substantially all matters related to the collateral securing the First-Priority Lien Obligations and the Notes. The holders of the First-Priority Lien Obligations may cause the collateral agent to dispose of, release or foreclose on, or take other actions with respect to the shared collateral with which holders of the Notes may disagree or that may be contrary to the interests of holders of the Notes. To the extent shared collateral is released from securing the First-Priority Lien Obligations, the liens securing the Notes will also automatically be released. In addition, the security documents generally provide that, so long as the First-Priority Lien Obligations are in effect, the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the Notes and not the other secured creditors in a like or similar manner. Except under limited circumstances, if at any time the First-Priority Lien Obligations cease to be in effect, the liens securing the Notes will also be released and the Notes will become unsecured senior obligations. See “Description of the Notes—Security for the Notes.”

Furthermore, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the collateral securing the Notes. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to the lien securing the Notes only to the extent such proceeds would otherwise constitute “collateral” securing the Notes under the security documents. To the extent the proceeds from any such sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the Notes would be reduced and the Notes would not be secured by such proceeds. For instance, if we sell any of our domestic assets which constitute collateral securing the Notes and, with the proceeds from such sale, purchase assets in Europe which we transfer to one of our foreign subsidiaries, the holders of the Notes would not receive a security interest in the assets purchased in Europe and transferred to our foreign subsidiary because the pool of assets which constitutes collateral securing the Notes under the security documents excludes assets owned by our foreign subsidiaries.

The capital stock securing the Notes will automatically be released from the lien and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries (other than Momentive Canada Entities, including Hexion Coop) with the SEC. As a result of any such release, the Notes could be secured by less collateral than our first-priority indebtedness.

Subject to certain exceptions, each subsidiary guarantor’s capital stock of certain direct subsidiaries are pledged as collateral to secure the Notes. The indenture governing the Notes and the security documents provide that, to the extent that separate financial statements of any of our subsidiaries (other than Momentive Canada Entities, including Hexion Coop) would be required by the rules of the SEC (or any other governmental agency) due to the fact that such subsidiary’s capital stock or other securities secure the Notes, then such capital stock or other securities will automatically be deemed not to be part of the collateral securing the Notes to the extent necessary to not be subject to such requirement. In such event, the security documents will be amended, without the consent of any holder of Notes, to the extent necessary to release the liens on such capital stock or securities. As a result, holders of the Notes could lose all or a portion of their security interest in the capital stock or other securities if any such rule becomes applicable. In addition, certain subsidiary guarantors hold capital stock of certain of our foreign subsidiaries that may have a value in excess of 20% of the aggregate principal amount of the Notes; accordingly, our pledge of such stock as collateral for the Notes will be limited to less than 20% of the aggregate principal amount of the Notes (however, our pledge of membership interests in Hexion Coop (which indirectly includes Hexion Canada Inc., an indirect subsidiary of Hexion Coop) will not be cut back on the date of this prospectus). As a result of the foregoing, the Notes could be secured by less collateral than our first-priority indebtedness.

Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.

The right of the collateral agent to repossess and dispose of the collateral securing the Notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under Title 11 of the United States Code (the “U.S. Bankruptcy Code”), a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Notes, the holders of the Notes would have “undersecured claims” as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.

Finally, in the intercreditor agreement, the noteholders will waive a significant number of rights ordinarily accruing to secured creditors in bankruptcy. See “Description of the Notes—Security for the Notes—Security Documents and Intercreditor Agreement.”

The collateral securing the Notes may be diluted under certain circumstances.

The collateral that secures the Notes also secures our obligations under the First-Priority Lien Obligations. This collateral may secure on a first-priority basis or a parity basis additional senior indebtedness that Hexion or certain of our subsidiaries incur in the future, subject to restrictions on our ability to incur debt and liens under the First-Priority Lien Obligations and the indenture governing the Notes, and may generally secure any other indebtedness permitted to be incurred under the indenture on a parity basis. Your rights to the collateral would be diluted by any increase in the indebtedness secured on a first-priority or parity basis by this collateral.

It may be difficult to realize the value of the collateral securing the Notes.

The collateral securing the Notes will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the creditors that have the benefit of first liens on the collateral securing the Notes from time to time, whether on or after the date the Notes are issued. The initial purchasers did not analyze the effect of, nor participate in, any negotiations relating to, such exceptions, defects, encumbrances, liens and other imperfections. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the Notes as well as the ability of the collateral agent to realize or foreclose on such collateral.

In the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the Notes and all other senior or pari passu secured obligations, interest may cease to accrue on the Notes from and after the date the bankruptcy petition is filed.

In addition, our business requires numerous federal, state and local permits and licenses. Continued operation of properties that are the collateral for the Notes depends on the maintenance of such permits and licenses may be prohibited. Our business is subject to substantial regulations and permitting requirements and may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such permits and licenses may be prohibited or may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of all such permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the collateral may be significantly decreased.

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the Notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the Notes will be released automatically, including:

•	a sale, transfer or other disposition of such collateral in a transaction not prohibited under the indenture;

•	with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

•	subject to certain exceptions, the release of all other liens securing First-Priority Lien Obligations (if there are no outstanding receivables financings);

•

in respect of the property and assets of a restricted subsidiary that is a guarantor, upon the designation of such guarantor as an unrestricted subsidiary in accordance with the indenture governing the Notes; and

•	the case of a guarantor making a transfer permitted under the indenture governing the Notes to any restricted subsidiary of Hexion.

The guarantee of a subsidiary guarantor will be automatically released to the extent it is released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture. The indenture also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the Notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the indenture governing the Notes, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a claim on the assets of such unrestricted subsidiary and its subsidiaries that is senior to the claim of the holders of the Notes. See “Description of the Notes.”

Federal and state statutes allow courts, under specific circumstances, to void Notes, guarantees and security interests and require note holders to return payments received.

Certain of Hexion’s existing domestic subsidiaries guarantee the Notes and certain of its future domestic subsidiaries may guarantee the Notes. In addition, the guarantees are secured by certain collateral owned by the related guarantor. If any Issuer or any guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the Notes, the guaranty or the related security agreements, as the case may be. A court might do so if it found that when the applicable Issuer issued the Notes or the guarantor entered into its guaranty or, in some states, when payments became due under the Notes, the guaranty or security agreements, such Issuer or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was or was rendered insolvent;

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of Notes, a guaranty or security agreements, without regard to the above factors, if the court found that the applicable Issuer issued the Notes or the guarantor entered into its guaranty or security agreements with actual intent to hinder, delay or defraud its creditors.

A court would likely find that an Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the Notes or its guaranty and security agreements, respectively, if the Issuer or the guarantor did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void an issuance of Notes, a guaranty or the related security agreements, you would no longer have a claim against the Issuer or the guarantor or, in the case of the security agreements, a claim with respect to the related collateral. Sufficient funds to repay the Notes may not be available from other sources, including the remaining Issuers or guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the Issuer or the guarantor or with respect to the collateral.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. In general, however, a court would consider an Issuer or a guarantor insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

Each guaranty contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guaranties from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guaranty worthless.

The Notes will mature after a substantial portion of our other indebtedness.

The Notes will mature on November 15, 2020. Substantially all of our existing indebtedness (including under the ABL Facility and our other notes) will mature prior to November 15, 2020.

Therefore, we will be required to repay substantially all of our other creditors before we are required to repay a portion of the interest due on, and the principal of, the Notes. As a result, we may not have sufficient cash to repay all amounts owing on the Notes at maturity. There can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay or refinance such amounts.

The rights of holders of Notes to the collateral securing the Notes may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the Notes may not be perfected with respect to the claims of Notes if the collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing the Notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. We, the Co-Issuer and our subsidiary guarantors will have limited obligations to perfect the security interest of the holders of Notes in specified collateral. There can be no assurance that the trustee or the collateral agent for the Notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the Notes has no obligation to monitor the acquisition of additional property or rights that could constitute collateral or the perfection of any security interest. This may result in the loss of the security interest in the collateral or the priority of the security interest in favor of Notes against third parties.

In addition, the security interest of the collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Rights of holders of Notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

The security interest in the collateral securing the Notes includes domestic assets, both tangible and intangible, whether now owned or acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. We are required by the Trust Indenture Act to inform the trustee of certain future acquisitions of property or rights that constitute collateral. However, there can be no assurance that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. This may result in the loss of the security interest therein or the priority of the security interest in favor of the Notes against third parties.

The Issuers may not be able to repurchase the Notes upon a change of control.

Specific kinds of change of control events of Hexion will be an event of default under the indenture governing the Notes unless the Issuers make an offer to repurchase all outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest or by exercising their right to redeem such Notes, in each case within 30 days after such change of control event. Similar change of control offer requirements are applicable to Notes issued under certain of our other indentures. The other Issuer will be dependent on Hexion and its subsidiaries for the funds necessary to cure the events of default caused by such change of control event. Hexion and its subsidiaries may not have sufficient financial resources to purchase all of the Notes that are tendered upon a change of control offer or to redeem such Notes. The occurrence of a change of control would also constitute an event of default under the ABL Facility and could constitute an event of default under our other indebtedness. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the ABL Facility and our other indebtedness, but may not be able to do so. See “Description of the Notes—Change of Control.”

Investors may not be able to determine when a change of control giving rise to their right to have the Notes repurchased by the company has occurred following a sale of “substantially all” of the company’s assets.

Specific kinds of change of control events of Hexion require the Issuers to make an offer to repurchase all outstanding Notes or exercise their right to redeem such Notes. The definition of change of control includes a phrase relating to the sale, lease of transfer of “all or substantially all” the assets of Hexion and its subsidiaries taken as a whole. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of Hexion and its subsidiaries taken as a whole to another individual, group or entity may be uncertain.

We can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the Notes.

The change of control repurchase provisions that require the Issuers to make an offer to repurchase all outstanding Notes or exercise their right to redeem such Notes are a result of negotiations among Hexion, the other Issuer and the initial purchasers of the Notes. Therefore, Hexion could, in the future, enter into certain transactions, including acquisitions, reorganizations, refinancings or other recapitalizations, that would not constitute a change of control under the indenture governing the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect Hexion’s capital structure or credit ratings.

There may be no active trading market for the Notes, and if one develops, it may not be liquid.

There is no established trading market for the Notes. We do not intend to list the Notes on any national securities exchange or to seek the admission of the Notes for quotation through the National Association of

Securities Dealers Automated Quotation System. As a result, there may be limited liquidity of any trading market that does develop for the Notes. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the pendency of any shelf registration statement. There can be no assurance as to the development or liquidity of any market for the Notes, the ability of the holders of such Notes to sell such Notes or the price at which the holders would be able to sell such Notes. Future trading prices of the Notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market for the Notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the Notes.

Our ability to repay the Notes depends upon the performance of Hexion and its subsidiaries and their ability to make payments or distributions.

One of the Issuers is a finance subsidiary of Hexion and does not have any material assets other than intercompany loans to Hexion and its subsidiaries. Therefore, such Issuer will be entirely dependent on Hexion and its other subsidiaries for funds to satisfy its debt service requirements with respect to the Notes.

A significant portion of Hexion’s assets are owned, and a significant percentage of Hexion’s net sales are earned, by its direct and indirect subsidiaries. Therefore, Hexion’s cash flows and its ability to service indebtedness, including its ability to transfer funds, directly or indirectly, to the other Issuer or to honor its obligations under its guaranty of the Notes as an Issuer of the Notes, will be dependent upon cash dividends and distributions or other transfers from its subsidiaries. Payments to Hexion by its subsidiaries will be contingent upon the earnings of those subsidiaries.

Hexion’s subsidiaries are separate and distinct legal entities and, except for the other Issuer and the existing and future subsidiaries that will guarantee the Notes, they will not have any obligation, contingent or otherwise, to pay amounts due with respect to the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In addition, certain of Hexion’s subsidiaries are subject to contractual limitations on their ability to pay dividends or otherwise distribute money to Hexion. If Hexion’s subsidiaries cannot pay out dividends or make other distributions to Hexion, Hexion may not have sufficient cash to fulfill its obligations with respect to the Notes.

Because Hexion Nova Scotia Finance, ULC is not a U.S. company, it may be difficult for you to effect service of process on it or on its directors or to enforce any judgment you may receive against them from a U.S. court. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

Hexion Nova Scotia Finance, ULC is an unlimited liability company organized under the laws of Nova Scotia. Certain of its officers and directors may be residents of various jurisdictions outside the United States. All or a substantial portion of its assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce in United States courts judgments obtained against such persons in United States courts and predicated upon the civil liability provisions of the United States federal securities laws. In addition, any judgment against Hexion Nova Scotia Finance, ULC, obtained in Canada, would be in Canadian dollars exposing you to exchange rate risk.

In addition, Hexion Nova Scotia Finance, ULC has been advised by its Nova Scotia counsel, that although a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Nova Scotia if the United States court in which the judgment was obtained had a basis for jurisdiction that was recognized by a Nova Scotia court for such purposes, it is less certain that an original action could be commenced in Nova Scotia on the basis of liability predicated solely upon the civil liability provisions of United States federal securities laws.

Our controlling shareholder may have a significant interest in the Notes.

Apollo, our controlling stockholder, through an affiliate owns approximately $114 million principal amount of the Notes, which represents approximately 19.9% of the total outstanding Notes. Apollo is hereby registering its Notes in accordance with the right to do so that was provided to it in its registration rights agreement with the Company. See “Certain Relationships and Related Party Transactions.” While Apollo’s voting rights will be limited in certain circumstances pursuant to the terms of the Notes, Apollo may be able to exercise its full rights in connection with any bankruptcy of the Issuers or any restructuring involving the Notes. Apollo may continue to have a significant interest in the Notes until the Notes offered hereby are resold and Apollo’s interests may differ from, and be in conflict with, the interests of other holders of the Notes.

Risks Related to Our Indebtedness

We may be unable to generate sufficient cash flows from operations to meet our consolidated debt service payments.

We have substantial consolidated indebtedness. As of December 31, 2015, we had approximately $3.8 billion of consolidated outstanding indebtedness, including payments due within the next twelve months and short-term borrowings. In addition, we had a $320 million undrawn revolver under our ABL Facility, subject to a borrowing base, after giving effect to $34 million of outstanding letters of credit. In 2016, our annualized cash interest expense is projected to be approximately $305 million based on consolidated indebtedness and interest rates at December 31, 2015, of which $300 million represents cash interest expense on fixed-rate obligations, including variable rate debt subject to interest rate swap agreements.

As of December 31, 2015, approximately $76, or 2%, of our borrowings were at variable interest rates and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. Assuming our consolidated variable interest rate indebtedness outstanding as of December 31, 2015 remains the same, an increase of 1% in the interest rates payable on our variable rate indebtedness would increase our annual estimated debt service requirements by approximately $1 million.

Our ability to generate sufficient cash flows from operations to make scheduled debt service payments depends on a range of economic, competitive and business factors, many of which are outside of our control. Our business may generate insufficient cash flows from operations to meet our debt service and other obligations, and currently anticipated cost savings, working capital reductions and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or issue additional equity securities. We may be unable to refinance any of our indebtedness, sell assets or issue equity securities on commercially reasonable terms, or at all, which could cause us to default on our obligations and result in the acceleration of our debt obligations. Our inability to generate sufficient cash flows to satisfy our outstanding debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Availability under the ABL Facility is subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory and, with respect to the foreign loan parties, a specified percentage of eligible machinery, equipment and real property, subject to certain limitations. As of December 31, 2015, the borrowing base reflecting various required reserves was approximately $354 million, and our borrowing availability after factoring in letters of credit outstanding under the ABL Facility was $320 million. However, the borrowing base (including various reserves) will be updated on a monthly basis, so the actual borrowing base could be lower in the future. To the extent the borrowing base is lower than we expect, that could significantly impair our liquidity. In addition, if our fixed charge coverage ratio falls to less than 1.0 to 1.0, we will need to ensure that our availability under the ABL Facility is at least the greater of $40 million and 12.5% of the lesser of the borrowing base and the total commitments under the ABL Facility.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry.

Our substantial consolidated indebtedness could have other important consequences, including but not limited to the following:

•	it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	we are more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to downturns in our business or in the economy;

•	a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes;

•	it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	it may make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	it may adversely affect terms under which suppliers provide material and services to us;

•	it may limit our ability to borrow additional funds or dispose of assets; and

•	it may limit our ability to fully achieve possible cost savings from the Shared Services Agreement with MPM.

There would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

Despite our substantial indebtedness, we may still be able to incur significant additional indebtedness. This could intensify the risks described above and below.

We may be able to incur substantial additional indebtedness in the future. Although the terms governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to numerous qualifications and exceptions, and the indebtedness we may incur in compliance with these restrictions could be substantial. Increasing our indebtedness could intensify the risks described above and below.

The terms governing our outstanding debt, including restrictive covenants, may adversely affect our operations.

The terms governing our outstanding debt contain, and any future indebtedness we incur would likely contain, numerous restrictive covenants that impose significant operating and financial restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other distributions to our shareholders;

•	create or incur certain liens;

•	make certain loans, acquisitions, capital expenditures or investments;

•	engage in sales of assets and subsidiary stock;

•	enter into sale/leaseback transactions;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, the credit agreement governing our ABL Facility requires us to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 at any time when the availability is less than the greater of (x) $40 million and (y) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured for the four most recent quarters for which financial statements have been delivered. We may not be able to satisfy such ratio in future periods. If we anticipate we will be unable to meet such ratio, we expect not to allow our availability under the ABL Facility to fall below such levels.

A breach of our fixed charge coverage ratio covenant, if in effect, would result in an event of default under our ABL Facility. Pursuant to the terms of our ABL Facility, our direct parent company will have the right, but not the obligation, to cure such default through the purchase of additional equity in up to two of any four consecutive quarters and seven total during the term of the ABL Facility. If a breach of a fixed charge coverage ratio covenant is not cured or waived, or if any other event of default under the ABL Facility occurs, the lenders under such credit facility:

•	would not be required to lend any additional amounts to us;

•

could elect to declare all borrowings outstanding under the ABL Facility, together with accrued and unpaid interest and fees, due and payable and could demand cash collateral for all letters of credit issued thereunder;

•	could apply all of our available cash that is subject to the cash sweep mechanism of the ABL Facility to repay these borrowings; and/or

•	could prevent us from making payments on our notes;

•	any or all of which could result in an event of default under our notes.

The ABL Facility provides for “springing control” over the cash in our deposit accounts constituting collateral for the ABL Facility, and such cash management arrangements includes a cash sweep at any time that availability under the ABL Facility is less than the greater of (x) $40 million and (y) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. Such cash sweep, if in effect, will cause all our available cash to be applied to outstanding borrowings under our ABL Facility. If we satisfy the conditions to borrowings under the ABL Facility while any such cash sweep is in effect, we may be able to make additional borrowings under the ABL Facility to satisfy our working capital and other operational needs. If we do not satisfy the conditions to borrowing, we will not be permitted to make additional borrowings under our ABL Facility, and we will not have sufficient cash to satisfy our working capital and other operational needs.

In addition, the terms governing our indebtedness limit our ability to sell assets and also restrict the use of proceeds from that sale, including restrictions on transfers from us to MPM and vice versa. We may be unable to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets is, and may continue to be, intangible assets. Therefore, it may be difficult for us to pay our consolidated debt obligations in the event of an acceleration of any of our consolidated indebtedness.

Repayment of our debt, including required principal and interest payments, depends on cash flows generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own a significant portion of our consolidated assets and conduct a significant portion of our consolidated operations. Repayment of our indebtedness depends, to a significant extent, on the generation of cash flows and the ability of our subsidiaries to make cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments on our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from subsidiaries. While there are limitations on the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make intercompany payments, these limitations are subject to certain qualifications and exceptions. In the event that we are unable to receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

A downgrade in our debt ratings could restrict our access to, and negatively impact the terms of, current or future financings or trade credit.

Standard & Poor’s Ratings Services (“S&P”) and Moody’s Investors Service (“Moody’s”) maintain credit ratings on us and certain of our debt. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could restrict our access to, and negatively impact the terms of, current or future financings and trade credit extended by our suppliers of raw materials or other vendors.

Risks Related to Our Business

If global economic conditions are weak or further deteriorate, it will negatively impact our business operations, results of operations and financial condition.

Global economic and financial market conditions, including severe market disruptions like in late 2008 and 2009 and the potential for a significant and prolonged global economic downturn, have impacted or could continue to impact our business operations in a number of ways including, but not limited to, the following:

•	reduced demand in key customer segments, such as oil and gas, automotive, building, construction and electronics, compared to prior years;

•

payment delays by customers and reduced demand for our products caused by customer insolvencies and/or the inability of customers to obtain adequate financing to maintain operations. This situation could cause customers to terminate existing purchase orders and reduce the volume of products they purchase from us and further impact our customers’ ability to pay our receivables, requiring us to assume additional credit risk related to these receivables or limit our ability to collect receivables from that customer;

•	insolvency of suppliers or the failure of suppliers to meet their commitments resulting in product delays;

•

more onerous credit and commercial terms from our suppliers such as shortening the required payment period for outstanding accounts receivable or reducing or eliminating the amount of trade credit available to us; and

•

potential delays in accessing our ABL Facility or obtaining new credit facilities on terms we deem commercially reasonable or at all, and the potential inability of one or more of the financial institutions included in our syndicated ABL Facility to fulfill their funding obligations. Should a bank in our syndicated ABL Facility be unable to fund a future draw request, we could find it difficult to replace that bank in the facility.

Global economic conditions may remain volatile or deteriorate. Any further weakening of economic conditions would likely exacerbate the negative effects described above, could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, defer costs to achieve productivity and synergy programs or sell assets or incur additional borrowings which may not be available or may only be available on terms significantly less advantageous than our current credit terms and could result in a wide-ranging and prolonged impact on general business conditions, thereby negatively impacting our business, results of operations and financial condition. In addition, if the global economic environment deteriorates or remains slow for an extended period of time, the fair value of our reporting units could be more adversely affected than we estimated in our analysis of reporting unit fair values at October 1, 2015. This could result in additional goodwill or other asset impairments, which could negatively impact our business, results of operations and financial condition.

Due to continued worldwide economic volatility and uncertainty, the short-term outlook for our business is difficult to predict. Although certain global markets have begun to stabilize, a continued or increasing lack of consumer confidence could lead to stagnant demand for many of our products within both of our reportable segments into 2016.

Fluctuations in direct or indirect raw material costs could have an adverse impact on our business.

Raw materials costs made up approximately 70% of our cost of sales in 2015. The prices of our direct and indirect raw materials have been, and we expect them to continue to be, volatile. If the cost of direct or indirect raw materials increases significantly and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Increases in prices for our products could also hurt our ability to remain both competitive and profitable in the markets in which we compete.

Although some of our materials contracts include competitive price clauses that allow us to buy outside the contract if market pricing falls below contract pricing, and certain contracts have minimum-maximum monthly volume commitments that allow us to take advantage of spot pricing, we may be unable to purchase raw materials at market prices. In addition, some of our customer contracts have fixed prices for a certain term, and as a result, we may not be able to pass on raw material price increases to our customers immediately, if at all. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices. Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, changes in our supplier manufacturing processes as some of our products are byproducts of these processes, interruptions in production by suppliers, natural disasters, volatility in the price of crude oil and related petrochemical products and changes in exchange rates.

An inadequate supply of direct or indirect raw materials and intermediate products could have a material adverse effect on our business.

Our manufacturing operations require adequate supplies of raw materials and intermediate products on a timely basis. The loss of a key source or a delay in shipments could have a material adverse effect on our business. Raw material availability may be subject to curtailment or change due to, among other things:

•	new or existing laws or regulations;

•	suppliers’ allocations to other purchasers;

•	interruptions in production by suppliers; and

•	natural disasters.

Many of our raw materials and intermediate products are available in the quantities we require from a limited number of suppliers. Should any of our key suppliers fail to deliver these raw materials or intermediate products to us or no longer supply us, we may be unable to purchase these materials in necessary quantities, which could adversely affect our volumes, or may not be able to purchase them at prices that would allow us to remain competitive. During the past several years, certain of our suppliers have experienced force majeure events rendering them unable to deliver all, or a portion of, the contracted-for raw materials. On these occasions, we have been forced to limit production or were forced to purchase replacement raw materials in the open market at significantly higher costs or place our customers on an allocation of our products. In the past, some of our customers have chosen to discontinue or decrease the use of our products as a result of these measures. We have experienced, and expect to continue to experience, force majeure events by certain of our suppliers which have had significant negative impacts on our business. For example, in 2014, Shell notified us of a supply interruption event at its Moerdijk, Netherlands facility, which provides key raw materials to us, and this event resulted in us allocating certain products to our customers through mid-2015, at which point the disruption was resolved. In addition, we cannot predict whether new regulations or restrictions may be imposed in the future which may result in reduced supply or further increases in prices. We cannot assure investors that we will be able to renew our current materials contracts or enter into replacement contracts on commercially acceptable terms, or at all. Fluctuations in the price of these or other raw materials or intermediate products, the loss of a key source of supply or any delay in the supply could result in a material adverse effect on our business.

Our production facilities are subject to significant operating hazards which could cause environmental contamination, personal injury and loss of life, and severe damage to, or destruction of, property and equipment.

Our production facilities are subject to hazards associated with the manufacturing, handling, storage and transportation of chemical materials and products, including human exposure to hazardous substances, pipeline and equipment leaks and ruptures, explosions, fires, inclement weather and natural disasters, mechanical failures, unscheduled downtime, transportation interruptions, remedial complications, chemical spills, discharges or releases of toxic or hazardous substances or gases, storage tank leaks and other environmental risks. Additionally, a number of our operations are adjacent to operations of independent entities that engage in hazardous and potentially dangerous activities. Our operations or adjacent operations could result in personal injury or loss of life, severe damage to or destruction of property or equipment, environmental damage, or a loss of the use of all or a portion of one of our key manufacturing facilities. Such events at our facilities, or adjacent third-party facilities, could have a material adverse effect on us.

We may incur losses beyond the limits or coverage of our insurance policies for liabilities that are associated with these hazards. In addition, various kinds of insurance for companies in the chemical industry have not been available on commercially acceptable terms, or, in some cases, have been unavailable altogether. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Environmental obligations and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials and are subject to extensive and complex U.S. federal, state, local and non-U.S. supranational, national, provincial, and local environmental, health and safety laws and regulations. These environmental laws and regulations include those that govern the discharge of pollutants into the air and water, the generation, use, storage, transportation, treatment and disposal of hazardous materials and wastes, the cleanup of contaminated sites, occupational health and safety and those requiring permits, licenses, or other government approvals for specified operations or activities. Our products are also subject to a variety of international, national, regional, state, and provincial requirements and restrictions applicable to the manufacture, import, export or subsequent use of such products. In addition, we are required to maintain, and may be required to obtain in the future, environmental, health and safety permits, licenses, or government approvals to continue current operations at most of our manufacturing and research facilities throughout the world.

Compliance with environmental, health and safety laws and regulations, and maintenance of permits, can be costly and complex, and we have incurred and will continue to incur costs, including capital expenditures and costs associated with the issuance and maintenance of letters of credit, to comply with these requirements. In 2015, we incurred capital expenditures of $28 million to comply with environmental laws and regulations and to make other environmental improvements. If we are unable to comply with environmental, health and safety laws and regulations, or maintain our permits, we could incur substantial costs, including fines and civil or criminal sanctions, third party property damage or personal injury claims or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance, and may also be required to halt permitted activities or operations until any necessary permits can be obtained or complied with. In addition, future developments or increasingly stringent regulations could require us to make additional unforeseen environmental expenditures, which could have a material adverse effect on our business.

Environmental, health and safety requirements change frequently and have tended to become more stringent over time. We cannot predict what environmental, health and safety laws and regulations or permit requirements will be enacted or amended in the future, how existing or future laws or regulations will be interpreted or enforced or the impact of such laws, regulations or permits on future production expenditures, supply chain or sales. Our costs of compliance with current and future environmental, health and safety requirements could be material. Such future requirements include legislation designed to reduce emissions of carbon dioxide and other substances associated with climate change (“greenhouse gases”). The European Union has enacted greenhouse gas emissions legislation and continues to expand the scope of such legislation. The U.S. Environmental Protection Agency (the “USEPA”) has promulgated regulations applicable to projects involving greenhouse gas emissions above a certain threshold, and the United States and certain states within the United States have enacted, or are considering, limitations on greenhouse gas emissions. These requirements to limit greenhouse gas emissions could significantly increase our energy costs, and may also require us to incur material capital costs to modify our manufacturing facilities.

In addition, we are subject to liability associated with hazardous substances in soil, groundwater and elsewhere at a number of sites. These include sites that we formerly owned or operated and sites where hazardous wastes and other substances from our current and former facilities and operations have been sent, treated, stored, or recycled or disposed of, as well as sites that we currently own or operate. Depending upon the circumstances, our liability may be strict, joint and several, meaning that we may be held responsible for more than our proportionate share, or even all, of the liability involved regardless of our fault or whether we are aware of the conditions giving rise to the liability. Environmental conditions at these sites can lead to environmental cleanup liability and claims against us for personal injury or wrongful death, property damages and natural resource damages, as well as to claims and obligations for the investigation and cleanup of environmental conditions. The extent of any of these liabilities is difficult to predict, but in the aggregate such liabilities could be material.

We have been notified that we are or may be responsible for environmental remediation at a number of sites in North America, Europe and South America. We are also performing a number of voluntary cleanups. One of the most significant sites at which we are performing or participating in environmental remediation is a site formerly owned by us in Geismar, Louisiana. As the result of former, current or future operations, there may be additional environmental remediation or restoration liabilities or claims of personal injury by employees or members of the public due to exposure or alleged exposure to hazardous materials in connection with our operations, properties or products. Sites sold by us in past years may have significant site closure or remediation costs and our share, if any, may be unknown to us at this time. These environmental liabilities or obligations, or any that may arise or become known to us in the future, could have a material adverse effect on our financial condition, cash flows and profitability.

Future chemical regulatory actions may decrease our profitability.

Several governmental entities have enacted, are considering or may consider in the future, regulations that may impact our ability to sell certain chemical products in certain geographic areas. In December 2006, the

European Union enacted a regulation known as REACH, which stands for Registration, Evaluation and Authorization of Chemicals. This regulation requires manufacturers, importers and consumers of certain chemicals manufactured in, or imported into, the European Union to register such chemicals and evaluate their potential impacts on human health and the environment. The implementing agency is currently in the process of determining if any chemicals should be further tested, regulated, restricted or banned from use in the European Union. Other countries have implemented, or are considering implementation of, similar chemical regulatory programs. When fully implemented, REACH and other similar regulatory programs may result in significant adverse market impacts on the affected chemical products. If we fail to comply with REACH or other similar laws and regulations, we may be subject to penalties or other enforcement actions, including fines, injunctions, recalls or seizures, which would have a material adverse effect on our financial condition, cash flows and profitability.

We participate with other companies in trade associations and regularly contribute to the research and study of the safety and environmental impact of our products and raw materials, including silica, formaldehyde and Bis-phenol A (“BPA”). These programs are part of a process to review the environmental impacts, safety and efficacy of our products. In addition, government and academic institutions periodically conduct research on potential environmental and health concerns posed by various chemical substances, including substances we manufacture and sell. These research results are periodically reviewed by state, national and international regulatory agencies and potential customers. Such research could result in future regulations restricting the manufacture or use of our products, liability for adverse environmental or health effects linked to our products, and/or de-selection of our products for specific applications. These restrictions, liability, and product de-selection could have a material adverse effect on our business, our financial condition and/or liquidity.

Because of certain government public health agencies’ concerns regarding the potential for adverse human health effects, formaldehyde is a regulated chemical and public health agencies continue to evaluate its safety. In 2004, a division of the World Health Organization, the International Agency for Research on Cancer, or IARC, based on an alleged stronger relationship with nasopharyngeal cancer (“NPC”), reclassified formaldehyde as “carcinogenic to humans,” a higher classification than set forth in previous IARC evaluations. In 2009, the IARC determined that there is sufficient evidence in humans of a causal association between formaldehyde exposure and leukemia. In 2011, the National Toxicology Program, or NTP, within the U.S. Department of Health and Human Services, or HHS, issued its 12th Report on Carcinogens, or RoC, which lists formaldehyde as “known to be a human carcinogen.” This NTP listing was based, in part, upon certain studies reporting an increased risk of certain types of cancers, including myeloid leukemia, in individuals with higher measures of formaldehyde exposure (exposure level or duration). The USEPA is considering regulatory options for setting limits on formaldehyde emissions from composite wood products that use formaldehyde-based adhesives and a final rule may be issued in May 2016. The USEPA, under its Integrated Risk Information System, or IRIS, released a draft of its toxicological review of formaldehyde in 2010. This draft review states that formaldehyde meets the criteria to be described as “carcinogenic to humans” by the inhalation route of exposure based upon evidence of causal links to certain cancers, including leukemia. The National Academy of Sciences, or NAS, was requested by the USEPA to serve as the external peer review body for the draft review. The NAS reviewed the draft IRIS toxicological review and issued a report in April 2011 that criticized the draft IRIS toxicological review and stated that the methodologies and the underlying science used in the draft IRIS review did not clearly support a conclusion of a causal link between formaldehyde exposure and leukemia. It is possible that USEPA may revise its draft IRIS toxicological review to reflect the NAS findings, including the conclusions regarding a causal link between formaldehyde exposure and leukemia. In December 2011, the conference report for the FY 2012 Omnibus Appropriations bill included a provision directing HHS to refer the NTP 12th RoC file for formaldehyde to the NAS for further review. On August 8, 2014 the NAS accepted the listing of formaldehyde as a “known human carcinogen” in the 12th RoC, with no changes recommended. According to NTP, a listing in the RoC indicates a potential hazard and does not assess cancer risks to individuals associated with exposures in their daily lives. However, the 12th RoC listing could have material adverse effects on our business. In October 2011, the European Chemical Agency (“ECHA”) publicly released for comment the “Proposal for Harmonized Classification and Labelling Based on Regulation (EC) No 1272/2008 (C.I.P. Regulation), Annex VI, Part 2,

Substance Name: FORMALDEHYDE Version Number 2, Date: 28 September 2011.” The French Member State Competent Authorities (“MSCA”) proposed that formaldehyde be reclassified as a Category 1A Carcinogen and Category 2 Mutagen based upon their review of the available evidence. The proposal cited a relationship to NPC. NPC is a rare cancer of the upper respiratory tract. Following a review of the proposal, the Risk Assessment Committee of ECHA, which is made up of representatives from all EU member states, determined that there was sufficient evidence to justify the classification of formaldehyde as a Category 2 Mutagen, but that the evidence reviewed only supported the classification of formaldehyde as a Category 1B Carcinogen (described by the applicable EU regulation as “presumed to have carcinogenic potential for humans, classification is largely based on animal evidence”) rather than as a Category 1A Carcinogen (described as “known to have carcinogenic potential for humans, classification is largely based on human evidence”) as proposed by France. This new classification is effective January 1, 2016. It is possible that new regulatory requirements could be promulgated to limit human exposure to formaldehyde, that we could incur substantial additional costs to meet any such regulatory requirements, and that there could be a reduction in demand for our formaldehyde-based products. These additional costs and reduced demand could have a material adverse effect on our operations and profitability.

BPA, which is manufactured and used as an intermediate at our Deer Park, Texas and Pernis, Netherlands manufacturing facilities, and is also sold directly to third parties, is currently under evaluation as an “endocrine disrupter.” Endocrine disrupters are chemicals that have been alleged to interact with the endocrine systems of human beings and wildlife and disrupt their normal biological processes. BPA continues to be subject to scientific, regulatory and legislative review and negative media attention. Several significant reviews on the safety of BPA were performed by prestigious regulatory and scientific bodies around the globe. These include the World Health Organization, U.S. Food and Drug Administration (“FDA”), European Food Safety Authority (“EFSA”), Japanese Research Institute of Science for Safety and Sustainability, The German Society of Toxicology and Health Canada. In January 2013, the California Environmental Protection Agency’s Office of Environmental Health Hazard Assessment (“OEHHA”) issued a notice of intent to list BPA under Proposition 65 as a developmental toxicant. If listed, manufacturers, dealers, distributors and retailers of products containing BPA would be required to warn individuals prior to exposing them to BPA unless such exposures were shown to be less than a risk-based level (the maximum allowable dose level (“MADL”)). Concurrent with its proposed listing, the OEHHA proposed establishing an MADL for BPA. The American Chemistry Council (“ACC”) has filed a lawsuit to challenge this proposed listing. On April 19, 2013, a California state court issued a preliminary injunction ordering OEHHA to remove BPA from the Proposition 65 list during the pendency of the lawsuit. OEHHA subsequently removed the listing and withdrew its MADL for BPA. On December 18, 2014, the California state court issued a ruling denying ACC’s petition to prevent to listing of BPA under Proposition 65. ACC appealed this decision and the California Court of Appeals issued a stay of OEHHA’s listing of BPA until further order of the Court. On May 7, 2015, OEHHA’s Developmental and Reproductive Toxicity Identification Committee voted to list BPA under Proposition 65 as a reproductive toxicant. As a result, and as part of the Company’s November 2015 settlement of an Occupational Safety and Health Administration (“OSHA”) enforcement action under OSHA’s hazard communication standard, the Company’s Safety Data Sheets (SDS) are being changed to reflect the required OSHA Global Harmonized System (GHS) classification of BPA as a Category 2 reproductive toxicant and the California Proposition 65 listing. Despite these hazard designations and listings, the FDA, as noted above, is also actively engaged in the scientific and regulatory review of BPA and, in a letter submitted to OEHHA dated April 6, 2015, has reaffirmed that BPA is safe as currently permitted in FDA-regulated food contact uses and concluded that FDA’s National Center for Toxicological Research study did not support the listing of BPA as a reproductive toxicant. In December 2012, France enacted a law that bans BPA in Food Containers by 2015. Per this new law, the production, import, export, and marketing of food packaging containing BPA in direct contact with food contents was banned as of January 1, 2013 for products intended for infants less than 3 years of age, and as of January 1, 2015 for all other consumer products. However, the French Constitutional Court in September 2015 ruled that banning the manufacture and export of BPA-based food contact materials was unconstitutional. In January 2015, EFSA published its final opinion on its comprehensive re-evaluation of BPA exposure and toxicity, which concluded that BPA poses no health risk to consumers of any age group (including unborn children, infants and adolescents) at currently permitted exposure levels. The EU

Committee for Risk Assessment has adopted an opinion to change the existing harmonized classification and labeling of BPA from a category 2 reproductive Toxicant to a category 1B reproductive Toxicant. This classification change will become effective in approximately 2017. Regulatory and legislative initiatives such as these would likely result in a reduction in demand for BPA and our products containing BPA and could also result in additional liabilities as well as an increase in operating costs to meet more stringent regulations. Such increases in operating costs and/or reduction in demand could have a material adverse effect on our operations and profitability.

We manufacture resin-encapsulated sand. Because sand consists primarily of crystalline silica, potential exposure to silica particulate exists. Overexposure to crystalline silica is a recognized health hazard. OSHA proposed a new comprehensive occupational health standard for crystalline silica in August 2013, which was submitted as a draft rule to the US Office of Management and Budget in December 2015. The draft rule, among other things, lowers the permissible occupational exposure limits to airborne crystalline silica particulate to which workers would be allowed to be exposed. We may incur substantial additional costs to comply with any new OSHA regulations.

In addition, we sell resin-encapsulated sand (proppants) to oil and natural gas drilling operators for use in a process known as hydraulic fracturing. Drilling and hydraulic fracturing of wells is under public and governmental scrutiny due to potential environmental and physical impacts, including possible contamination of groundwater and drinking water and possible links to earthquakes. Currently, studies and reviews of hydraulic fracturing environmental impacts are underway by the USEPA, as directed by the U.S. Congress in 2010. Legislation is being considered or has been adopted by various U.S. states and localities to require public disclosure of the contents of the fracking fluids and/or to further regulate oil and natural gas drilling. New laws and regulations could affect the confidential business information of fracking fluids, including those associated with our proppant technologies and the number of wells drilled by operators, decrease demand for our resin-coated sands and cause a decline in our operations and financial performance. Such a decline in demand could also increase competition and decrease pricing of our products, which could also have a negative impact on our profitability and financial performance.

Scientists periodically conduct studies on the potential human health and environmental impacts of chemicals, including products we manufacture and sell. Also, nongovernmental advocacy organizations and individuals periodically issue public statements alleging human health and environmental impacts of chemicals, including products we manufacture and sell. Based upon such studies or public statements, our customers may elect to discontinue the purchase and use of our products, even in the absence of any government regulation. Such actions could significantly decrease the demand for our products and, accordingly, have a material adverse effect on our business, financial condition, cash flows and profitability. In July 2012, the FDA concluded that polycarbonate, a plastic resin made from BPA, was no longer being used in the manufacture of certain infant and toddler beverage containers and, accordingly, approved a petition from the ACC to remove polycarbonate from the list of material approved for the use in the manufacture of such beverage containers. Abandonment of such uses of polycarbonate was due at least in part to adverse publicity alleging possible health effects on infants and toddlers of small amounts of BPA released from the polycarbonate. The FDA’s authority to act on this petition was based solely on marketplace conditions. As noted by the FDA, their action is not based on any finding or conclusion that packaging containing BPA is unsafe. Although the FDA’s determination will not have a direct impact on our business, it could eventually result in a determination by some of our customers to discontinue or decrease the use of our products made from BPA.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business.

We cannot predict with certainty the cost of defense, of prosecution or of the ultimate outcome of litigation and other proceedings filed by or against us, including penalties or other civil or criminal sanctions, or remedies or damage awards, and adverse results in any litigation and other proceedings may materially harm our business.

Litigation and other proceedings may include, but are not limited to, actions relating to intellectual property, international trade, commercial arrangements, product liability, environmental, health and safety, joint venture agreements, labor and employment or other harms resulting from the actions of individuals or entities outside of our control. In the case of intellectual property litigation and proceedings, adverse outcomes could include the cancellation, invalidation or other loss of material intellectual property rights used in our business and injunctions prohibiting our use of business processes or technology that are subject to third-party patents or other third-party intellectual property rights. Litigation based on environmental matters or exposure to hazardous substances in the workplace or based upon the use of our products could result in significant liability for us, which could have a material adverse effect on our business, financial condition and/or profitability.

Because we manufacture and use materials that are known to be hazardous, we are subject to, or affected by, certain product and manufacturing regulations, for which compliance can be costly and time consuming. In addition, we may be subject to personal injury or product liability claims as a result of human exposure to such hazardous materials.

We produce hazardous chemicals that require care in handling and use that are subject to regulation by many U.S. and non-U.S. national, supra-national, state and local governmental authorities. In some circumstances, these authorities must review and, in some cases approve, our products and/or manufacturing processes and facilities before we may manufacture and sell some of these chemicals. To be able to manufacture and sell certain new chemical products, we may be required, among other things, to demonstrate to the relevant authority that the product does not pose an unreasonable risk during its intended uses and/or that we are capable of manufacturing the product in compliance with current regulations. The process of seeking any necessary approvals can be costly, time consuming and subject to unanticipated and significant delays. Approvals may not be granted to us on a timely basis, or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate revenue from those products. New laws and regulations may be introduced in the future that could result in additional compliance costs, bans on product sales or use, seizures, confiscation, recall or monetary fines, any of which could prevent or inhibit the development, distribution or sale of our products and could increase our customers’ efforts to find less hazardous substitutes for our products. We are subject to ongoing reviews of our products and manufacturing processes.

As discussed above, we manufacture and sell products containing formaldehyde, and certain governmental bodies have stated that there is a causal link between formaldehyde exposure and certain types of cancer, including myeloid leukemia and NPC. These conclusions could also become the basis of product liability litigation.

Other products we have made or used have been and could be the focus of legal claims based upon allegations of harm to human health. While we cannot predict the outcome of pending suits and claims, we believe that we maintain adequate reserves, in accordance with our policy, to address currently pending litigation and are adequately insured to cover currently pending and foreseeable future claims. However, an unfavorable outcome in these litigation matters could have a material adverse effect on our business, financial condition and/or profitability and cause our reputation to decline.

We are subject to claims from our customers and their employees, environmental action groups and neighbors living near our production facilities.

We produce and use hazardous chemicals that require appropriate procedures and care to be used in handling them or in using them to manufacture other products. As a result of the hazardous nature of some of the products we produce and use, we may face claims relating to incidents that involve our customers’ improper handling, storage and use of our products. We have historically faced lawsuits, including class action lawsuits that claim liability for death, injury or property damage caused by products that we manufacture or that contain our components. Additionally, we may face lawsuits alleging personal injury or property damage by neighbors living near our production facilities. These lawsuits, and any future lawsuits, could result in substantial damage awards against us, which in turn could encourage additional lawsuits and could cause us to incur significant legal fees to defend such lawsuits, either of which could have a material adverse effect on our business, financial condition and/or profitability. In addition, the activities of environmental action groups could result in litigation or damage to our reputation.

As a global business, we are subject to numerous risks associated with our international operations that could have a material adverse effect on our business.

We have significant manufacturing and other operations outside the United States. Some of these operations are in jurisdictions with unstable political or economic conditions. There are numerous inherent risks in international operations, including, but not limited to:

•	exchange controls and currency restrictions;

•	currency fluctuations and devaluations;

•	tariffs and trade barriers;

•	export duties and quotas;

•	changes in local economic conditions;

•	changes in laws and regulations;

•	exposure to possible expropriation or other government actions;

•	acts by national or regional banks, including the European Central Bank, to increase or restrict the availability of credit;

•	hostility from local populations;

•	diminished ability to legally enforce our contractual rights in non-U.S. countries;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	unsettled political conditions and possible terrorist attacks against U.S. interests.

Our international operations expose us to different local political and business risks and challenges. For example, we may face potential difficulties in staffing and managing local operations, and we may have to design local solutions to manage credit risks of local customers and distributors. In addition, some of our operations are located in regions that may be politically unstable, having particular exposure to riots, civil commotion or civil unrests, acts of war (declared or undeclared) or armed hostilities or other national or international calamity. In some of these regions, our status as a U.S. company also exposes us to increased risk of sabotage, terrorist attacks, interference by civil or military authorities or to greater impact from the national and global military, diplomatic and financial response to any future attacks or other threats.

In addition, intellectual property rights may be more difficult to enforce in non-U.S. or non-Western European countries.

If global economic and market conditions, or economic conditions in Europe, China, Brazil, the United States or other key markets remain uncertain or deteriorate further, the value of associated foreign currencies and the global credit markets may weaken. Additionally, general financial instability in countries where we do not transact a significant amount of business could have a contagion effect and contribute to the general instability and uncertainty within a particular region or globally. If this were to occur, it could adversely affect our customers and suppliers and in turn have a materially adverse effect on our international business and results of operations.

Our overall success as a global business depends, in part, upon our ability to succeed under different economic, social and political conditions. We may fail to develop and implement policies and strategies that are effective in each location where we do business, and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to foreign currency risk.

In 2015, approximately 60% of our net sales originated outside the United States. In our Consolidated Financial Statements, we translate our local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a strengthening U.S. dollar, at a constant level of business, our reported international revenues and earnings would be reduced because the local currency would translate into fewer U.S. dollars.

In addition to currency translation risks, we incur a currency transaction risk whenever we enter into a purchase or a sales transaction or indebtedness transaction using a different currency from the currency in which we record revenues. Given the recent volatility of exchange rates, we may not manage our currency transaction and/or translation risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations, including our tax obligations. Since the vast majority of our indebtedness is denominated in U.S. dollars, a strengthening of the U.S. dollar could make it more difficult for us to repay our indebtedness.

We have entered and expect to continue to enter into various hedging and other programs in an effort to protect against adverse changes in the non-U.S. exchange markets and attempt to minimize potential material adverse effects. These hedging and other programs may be unsuccessful in protecting against these risks. Our results of operations could be materially adversely affected if the U.S. dollar strengthens against non-U.S. currencies and our protective strategies are not successful. Likewise, a strengthening U.S. dollar provides opportunities to source raw materials more cheaply from foreign countries.

Fluctuations in energy costs could have an adverse impact on our profitability and negatively affect our financial condition.

Oil and natural gas prices have fluctuated greatly over the past several years and we anticipate that they will continue to do so. Natural gas and electricity are essential to our manufacturing processes, which are energy-intensive. Our energy costs represented approximately 4% of our total cost of sales for the year ended December 31, 2015.

Our operating expenses will increase if our energy prices increase. Increased energy prices may also result in greater raw materials costs. If we cannot pass these costs through to our customers, our profitability may decline. Increased energy costs may also negatively affect our customers and the demand for our products. In addition, as oil and natural gas prices fall, while having a positive effect on our overall costs, such falling prices can have a negative impact on our oil field business, as the number of oil and natural gas wells drilled declines in response to market condition.

If energy prices decrease, we expect benefits in the short-run with decreased operating expenses and increased operating income, but may face increased pricing pressure from competitors that are similarly impacted by energy prices. As a result, profitability may decrease over an extended period of time of lower energy prices. Moreover, any future increases in energy prices after a period of lower energy prices may have an adverse impact on our profitability for the reasons described above.

We face increased competition from other companies and from substitute products, which could force us to lower our prices, which would adversely affect our profitability and financial condition.

Several of the markets that we operate in are highly competitive, and this competition could harm our results of operations, cash flows and financial condition. Our competitors include major international producers as well as smaller regional competitors. We believe that the most significant competitive factor that impacts demand for certain of our products is selling price. We may be forced to lower our selling price based on our competitors’ pricing decisions, which would reduce our profitability. Certain markets that we serve have become commoditized in recent years and have given rise to several industry participants, resulting in fierce price competition in these markets. This has been further magnified by the impact of the recent global economic downturn, as companies have focused more on price to retain business and market share. In addition, we face competition from a number of products that are potential substitutes for our products. Growth in substitute products could adversely affect our market share, net sales and profit margins.

Additional trends include current and anticipated consolidation among our competitors and customers which may cause us to lose market share as well as put downward pressure on pricing. There is also a trend in our industries toward relocating manufacturing facilities to lower cost regions, such as Asia, which may permit some of our competitors to lower their costs and improve their competitive position. Furthermore, there has been an increase in new competitors based in these regions.

Some of our competitors are larger, have greater financial resources, have a lower cost structure, and/or have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our operating margins, financial condition, cash flows and profitability could be adversely affected. Furthermore, if we do not have adequate capital to invest in technology, including expenditures for research and development, our technology could be rendered uneconomical or obsolete, negatively affecting our ability to remain competitive.

We have achieved significant cost savings as a result of the Shared Services Agreement with MPM. If the Shared Services Agreement is terminated or further amended, if we have material disputes with MPM regarding its implementation or if we are unable to implement new initiatives under the amended agreement, it could have a material adverse effect on our business operations, results of operations, and financial condition.

In October 2010, we entered into the Shared Services Agreement with MPM (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings). Under this agreement, we provide to MPM, and MPM provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. We have realized significant cost savings under the Shared Service Agreement, including savings related to shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization, administrative and overhead savings. The Shared Services Agreement is subject to termination by MPM (or us), without cause, on not less than thirty days prior written notice, and expires in October 2016 (subject to one-year renewals every year thereafter, absent contrary notice from either party). On April 13, 2014, Momentive Performance Materials Holdings Inc., MPM and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11. Subsequently, in conjunction with the consummation of MPM’s plan of reorganization and emergence from Chapter 11, on October 24, 2014, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Shared Services Steering Committee with its annual review of billings and allocations.

If the Shared Services Agreement is terminated, or if the parties to the amended agreement have material disagreements with its implementation, it could have a material adverse effect on our business operations, results of operations and financial condition, as we would need to replace the services no longer being provided by MPM, and would lose a portion of the benefits being generated under the agreement at the time.

We expect additional cost savings from our other strategic initiatives, and if we are unable to achieve these cost savings, or sustain our current cost structure, it could have a material adverse effect on our business operations, results of operations and financial condition.

We have not yet realized all of the cost savings and synergies we expect to achieve from our other strategic initiatives. A variety of risks could cause us not to realize the expected cost savings and synergies, including but not limited to, higher than expected severance costs related to staff reductions; higher than expected retention costs for employees that will be retained; higher than expected stand-alone overhead expenses; delays in the anticipated timing of activities related to our cost-saving plan; and other unexpected costs associated with operating our business.

If we are unable to achieve these cost savings or synergies it could adversely affect our profitability and financial condition. In addition, while we have been successful in reducing costs and generating savings, factors may arise that may not allow us to sustain our current cost structure. As market and economic conditions change, we may also make changes to our operating cost structure.

Our success depends in part on our ability to protect our intellectual property rights, and our inability to enforce these rights could have a material adverse effect on our competitive position.

We rely on the patent, trademark, copyright and trade-secret laws of the United States and the countries where we do business to protect our intellectual property rights. We may be unable to prevent third parties from using our intellectual property without our authorization. The unauthorized use of our intellectual property could reduce any competitive advantage we have developed, reduce our market share or otherwise harm our business. In the event of unauthorized use of our intellectual property, litigation to protect or enforce our rights could be costly, and we may not prevail.

Many of our technologies are not covered by any patent or patent application, and our issued and pending U.S. and non-U.S. patents may not provide us with any competitive advantage and could be challenged by third parties. Our inability to secure issuance of our pending patent applications may limit our ability to protect the intellectual property rights these pending patent applications were intended to cover. Our competitors may attempt to design around our patents to avoid liability for infringement and, if successful, our competitors could adversely affect our market share. Furthermore, the expiration of our patents may lead to increased competition.

Our pending trademark applications may not be approved by the responsible governmental authorities and, even if these trademark applications are granted, third parties may seek to oppose or otherwise challenge these trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our products and their associated trademarks and impede our marketing efforts in those jurisdictions.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some foreign countries. In some countries we do not apply for patent, trademark or copyright protection. We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements are limited in duration and could be breached, and may not provide meaningful protection of our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available if there is an unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge about our trade secrets through independent development or by legal means. The failure to protect our processes, apparatuses, technology, trade secrets and proprietary manufacturing expertise, methods and compounds could have a material adverse effect on our business by jeopardizing critical intellectual property.

Where a product formulation or process is kept as a trade secret, third parties may independently develop or invent and patent products or processes identical to our trade-secret products or processes. This could have an adverse impact on our ability to make and sell products or use such processes and could potentially result in costly litigation in which we might not prevail.

We could face intellectual property infringement claims that could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

Our production processes and products are specialized; however, we could face intellectual property infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technology. If we were subject to an infringement suit, we may be required to change our processes or products, or stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could cause our customers to seek other products that are not subject to infringement suits. Any infringement suit could result in significant legal costs and damages and impede our ability to produce key products, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on certain of our key executives and our ability to attract and retain qualified employees.

Our ability to operate our business and implement our strategies depends, in part, on the skills, experience and efforts of key members of our leadership team. We do not maintain any key-man insurance on any of these individuals. In addition, our success will depend on, among other factors, our ability to attract and retain other managerial, scientific and technical qualified personnel, particularly research scientists, technical sales professionals, and engineers who have specialized skills required by our business and focused on the industries in which we compete. Competition for qualified employees in the chemicals industry is intense and the loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business or business prospects. Further, if any of these executives or employees joins a competitor, we could lose customers and suppliers and incur additional expenses to recruit and train personnel, who require time to become productive and to learn our business.

Our majority shareholder’s interest may conflict with or differ from our interests.

Apollo controls our ultimate parent company, Hexion Holdings LLC, or Hexion Holdings, which indirectly owns 100% of our common equity. In addition, Apollo has significant representation on Hexion Holdings’ Board of Managers. As a result, Apollo can significantly influence our ability to enter into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of Apollo and its affiliates could conflict with or differ from our interests. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us.

Additionally, Apollo is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Additionally, even if Apollo invests in competing businesses through Hexion Holdings, such investments may be made through a newly-formed subsidiary of Hexion Holdings. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor.

So long as Apollo continues to indirectly own a significant amount of the equity of Hexion Holdings, even if such amount is less than 50%, they will continue to be able to substantially influence or effectively control our ability to enter into any corporate transactions.

Because our equity securities are not and will not be registered under the securities laws of the United States or in any other jurisdiction and are not listed on any U.S. securities exchange, we are not subject to certain of the corporate governance requirements of U.S. securities authorities or to any corporate governance requirements of any U.S. securities exchanges.

If we fail to extend or renegotiate our collective bargaining agreements with our works councils and labor unions as they expire from time to time, if disputes with our works councils or unions arise, or if our unionized or represented employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2015, approximately 45% of our employees were unionized or represented by works councils that were covered by collective bargaining agreements. In addition, some of our employees reside in countries in which employment laws provide greater bargaining or other employee rights than the laws of the United States. These rights may require us to expend more time and money altering or amending employees’ terms of employment or making staff reductions. For example, most of our employees in Europe are represented by works councils, which generally must approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. A significant dispute could divert our management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

We may be unable to timely extend or renegotiate our collective bargaining agreements as they expire. We have collective bargaining agreements which will expire during the next two years. We also may be subject to strikes or work stoppages by, or disputes with, our labor unions. If we fail to extend or renegotiate our collective bargaining agreements, if disputes with our works councils or unions arise or if our unionized or represented workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, financial position and results of operations.

Our pension plans are unfunded or under-funded and our required cash contributions could be higher than we expect, each of which could have a material adverse effect on our financial condition and liquidity.

We sponsor various pension and similar benefit plans worldwide.

Our U.S. and non-U.S. defined benefit pension plans were under-funded in the aggregate by $39 million and $176 million, respectively, as of December 31, 2015. We are legally required to make contributions to our pension plans in the future, and those contributions could be material.

In 2016, we expect to contribute approximately $2 million and $20 million to our U.S. and non-U.S. defined benefit pension plans, respectively, which we believe is sufficient to meet the minimum funding requirements as set forth in employee benefit and tax laws.

Our future funding obligations for our employee benefit plans depend upon the levels of benefits provided for by the plans, the future performance of assets set aside for these plans, the rates of interest used to determine funding levels, the impact of potential business dispositions, actuarial data and experience, and any changes in government laws and regulations. In addition, our employee benefit plans hold a significant amount of equity securities. If the market values of these securities decline, our pension expense and funding requirements would increase and, as a result, could have a material adverse effect on our business.

Any decrease in interest rates and asset returns, if and to the extent not offset by contributions, could increase our obligations under these plans. If the performance of assets in the funded plans does not meet our expectations, our cash contributions for these plans could be higher than we expect, which could have a material adverse effect on our financial condition and liquidity.

Natural or other disasters have, and could in the future, disrupt our business and result in loss of revenue or higher expenses.

Any serious disruption at any of our facilities or our suppliers’ facilities due to hurricane, fire, earthquake, flood, terrorist attack or any other natural or man-made disaster could impair our ability to use our facilities and have a material adverse impact on our revenues and increase our costs and expenses. If there is a natural disaster or other serious disruption at any of our facilities or our suppliers’ facilities, it could impair our ability to adequately supply our customers and negatively impact our operating results. For example, our manufacturing facilities in the U.S. Gulf Coast region were also impacted by Hurricanes Katrina and Rita in 2005 and Hurricanes Gustav and Ike in 2008. In addition, many of our current and potential customers are concentrated in specific geographic areas. A disaster in one of these regions could have a material adverse impact on our operations, operating results and financial condition. Our business interruption insurance may not be sufficient to cover all of our losses from a disaster, in which case our unreimbursed losses could be substantial. Some of our operations are located in regions with particular exposure to natural disasters such as storms, floods, fires and earthquakes. It would be difficult or impossible for us to relocate these operations and, as a result, any of the aforementioned occurrences could materially adversely affect our business.

Security breaches and other disruptions to our information technology infrastructure could interfere with our operations, and could compromise our information and the information of our customers and suppliers, exposing us to liability which would cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology networks and systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain, manufacturing, distribution, invoicing, and collection of payments from customers. We use information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the propriety business information of our customers and suppliers, as well as personally identifiable information of our customers and employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage our reputation, which could adversely affect our business, financial condition and results of operations.

Acquisitions and joint ventures that we pursue may present unforeseen integration obstacles and costs, increase our leverage and negatively impact our performance. Divestitures that we pursue also may present unforeseen obstacles and costs and alter the synergies we expect to continue to achieve from the Shared Services Agreement with MPM.

We have made acquisitions of related businesses, and entered into joint ventures in the past and intend to selectively pursue acquisitions of, and joint ventures with, related businesses as one element of our growth strategy. Acquisitions may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. If such acquisitions are consummated, the risk factors we describe above and below, and for our business generally, may be intensified.

Our ability to implement our growth strategy could be limited by covenants in our ABL Facility, indentures and other indebtedness, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition and joint venture candidates.

The expense incurred in consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in our incurring unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions or joint ventures. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with our acquisition and joint venture strategy include:

•	potential disruptions of our ongoing business and distraction of management;

•	unexpected loss of key employees or customers of the acquired company;

•	conforming the acquired company’s standards, processes, procedures and controls with our operations;

•	coordinating new product and process development;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. For example, if we were to acquire an international business, the preparation of the U.S. GAAP financial statements could require significant management resources. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

In addition, we have selectively made, and may in the future, pursue divestitures of certain of our businesses as one element of our portfolio optimization strategy. Divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, resulting in disruptions to our ongoing business and distraction of management. Divestitures may alter synergies we expect to continue to achieve from the Shared Services Agreement with MPM.

If we fail to establish and maintain an effective internal control environment, our ability to both timely and accurately report our financial results could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to conduct a comprehensive evaluation of their internal control over financial reporting. To comply with this statute, each year we are required to document and test our internal control over financial reporting, our management is required to assess and issue a report concerning our internal control over financial reporting and our independent registered public accounting firm reports on the effectiveness of our internal control over financial reporting.

The existence of one or more material weaknesses has resulted in, and could continue to result in, errors in our financial statements, and substantial costs and resources may be required to rectify these errors or other internal control deficiencies and may cause us to incur other costs, including potential legal expenses. If we cannot produce reliable financial reports, investors could lose confidence in our reported financial information, and we may be unable to obtain additional financing to operate and expand our business and our business and financial condition could be harmed.

Although we believe we have remediated the control deficiencies we identified and are taking appropriate actions to strengthen our internal control over financial reporting, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve substantial risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “project,” “might,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make in this prospectus relating to our estimated and projected revenue, margins, costs, expenditures, cash flows, growth rates, financial results, and prospects are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expect. We derive many of our forward-looking statements from our operating budgets and forecasts, which we base upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

We disclose important factors that could cause actual results to differ materially from our expectations under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our revenue, margins, costs, expenditures, cash flows, growth rates, financial results, business, condition and prospects include:

•	general economic and business conditions including the current global economic and financial market conditions;

•	industry trends;

•	the highly cyclical nature of the end-use markets in which we participate;

•	raw material costs and availability;

•	restrictions contained in our debt agreements;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	our failure to comply with financial covenants under our credit facilities or other debt;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	increased competition in the markets in which we operate and competition from substitute products;

•	changes in demand for our products;

•	the loss of any of our major customers;

•	changes in, or the failure or inability to comply with, or liabilities under, government regulations, agricultural policy and environmental, health and safety requirements;

•	changes in pension fund investment performance, required pension contributions or assumptions relating to pension costs or expected return on plan assets;

•	changes in business strategy;

•	our ability to achieve all expected cost savings from our productivity initiatives or from the Shared Services Agreement (as defined later in this prospectus);

•	difficulties with the integration process or realization of the benefits from the Shared Services Agreement;

•	the loss of any of our major suppliers or the bankruptcy or financial distress of our customers;

•	the ability to attain and maintain any price increases for our products;

•	foreign currency fluctuations and devaluations and political instability in our foreign markets;

•	the loss of our intellectual property rights;

•	availability, terms and deployment of capital; and

•	other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. There may be other factors that could cause our actual results to differ materially from the results referred to in the forward-looking statements. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. This prospectus includes market share and industry data that we prepared primarily based on management’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to our market share and market position relative to our competitors are approximated and based on management estimates using the above-mentioned latest-available third-party data and our internal analysis and estimates. We determined our market share and market positions utilizing periodic industry publications. If we were unable to obtain relevant periodic industry publications, we based our estimates on our knowledge of the size of our markets, our sales in each of these markets and publicly available information regarding our competitors, as well as internal estimates of competitors’ sales based on discussion with our sales force and other industry participants.

Although we believe that the third-party sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the Notes offered by this prospectus. The selling security holder will receive all of the proceeds from the sale of its Notes.

See “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions,” “Management” and “Selling Security Holder” for certain information related to the selling security holder.

CAPITALIZATION

The following table sets forth Hexion’s cash and cash equivalents, short-term investments and capitalization as of December 31, 2015, on an actual basis and on an as-adjusted basis to give effect to the Financing Transactions.

You should read this table in conjunction with “Risk Factors” and “Selected Historical Financial and Other Information,” as well as the historical condensed Consolidated Financial Statements and related notes included elsewhere in this prospectus.

As of December 31, 2015
(In millions)
Cash and cash equivalents	$236

Debt:
ABL Facility	$—
Senior secured notes
6.625% First-Priority Senior Secured Notes due 2020 (includes $4 of unamortized debt premium at December 31, 2015)	1,554
10.00% First-Priority Senior Secured Notes due 2020	315
8.875% Senior Secured Notes due 2018 (includes $2 of unamortized debt discount at December 31, 2015)	995
9.00% Second-Priority Senior Secured Notes due 2020	574
Senior unsecured debentures	263
Other debt and capital leases	128
Unamortized debt issuance costs	(51)

Total debt	$3,778
Deficit:
Common stock, par value $0.01 per share: 300,000,000 shares authorized, 170,605,906 shares issued and 82,556,847 shares outstanding	$1
Paid-in capital	526
Treasury stock	(296)
Accumulated other comprehensive loss	(15)
Accumulated deficit	(2,692)
Noncontrolling interest	(1)

Total deficit	(2,477)

Total capitalization	$1,301

COVENANT COMPLIANCE

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in the case of our ABL Facility, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The indentures that govern our 6.625% First-Priority Senior Secured Notes, 10.00% First-Priority Senior Secured Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which may restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.

Our ABL Facility, which is subject to a borrowing base, replaced our senior secured credit facilities in March 2013. The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 million and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At December 31, 2015, our availability under the ABL Facility exceeded such levels; therefore, the minimum fixed charge coverage ratio did not apply.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.

As of December 31, 2015, we were in compliance with all covenants that govern the ABL Facility. We believe that a default under the ABL Facility is not reasonably likely to occur in the foreseeable future.

The following table reconciles Net loss to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under certain of our indentures for the period presented:

Year ended December 31, 2015
(In millions)
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(39)
Interest expense, net	326
Income tax expense	34
Depreciation and amortization	137

EBITDA	458
Adjustments to EBITDA:
Asset impairments	6
Gain on extinguishment of debt	(41)
Business realignment costs (1)	16
Realized and unrealized foreign currency losses	10
Unrealized gains on pension and OPEB plan liabilities (2)	(13)
Other (3)	42
Cost reduction programs savings (4)	43

Adjusted EBITDA	$521

Pro forma fixed charges (5)	$305

Ratio of Adjusted EBITDA to Fixed Charges (6)	1.71

(1)	Represents headcount reduction expenses and plant rationalization costs related to cost reduction programs and other costs associated with business realignments.
(2)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.
(3)	Primarily includes retention program costs, business optimization expenses, certain professional fees, management fees and pension expense related to formerly owned businesses, partially offset by gains on the disposal of assets and a gain on a step acquisition.
(4)	Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.
(5)	Reflects pro forma interest expense based on interest rates at December 31, 2015, as if the 2015 Refinancing Transactions (defined elsewhere herein) had taken place at the beginning of the period.
(6)	The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of December 31, 2015, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness or to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under the ABL Facility (available borrowings of which were $320 million at December 31, 2015).

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

The following table presents our selected historical consolidated and combined financial data. The following information should be read in conjunction with, and is qualified by reference to, our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited Consolidated Financial Statements, as well as the other financial information included elsewhere in this prospectus. The consolidated balance sheet and statement of operations data as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from the audited Consolidated Financial Statements of Hexion.

	Year ended December 31,
	2015	2014	2013	2012	2011
(dollars in millions, except per share data)
Statements of Operations:
Net sales	$4,140	$5,137	$4,890	$4,756	$5,207
Cost of sales	3,540	4,576	4,282	4,232	4,469

Gross profit	600	561	608	524	738
Selling, general and administrative expense	306	399	304	376	354
Asset impairments	6	5	181	23	32
Business realignment costs	16	47	21	35	15
Other operating expense (income), net	12	(8)	1	11	(15)

Operating income	260	118	101	79	352
Interest expense, net	326	308	303	263	262
(Gain) loss on extinguishment of debt	(41)	—	6	—	—
Other non-operating (income) expense, net	(3)	32	2	(1)	3

(Loss) income from continuing operations before income tax and earnings from unconsolidated entities	(22)	(222)	(210)	(183)	87
Income tax expense (benefit)	34	22	379	(410)	(6)

(Loss) income from continuing operations before earnings from unconsolidated entities	(56)	(244)	(589)	227	93
Earnings from unconsolidated entities, net of taxes	17	20	17	19	16

Net (loss) income from continuing operations	(39)	(224)	(572)	246	109
Net income from discontinued operations, net of taxes (1)	—	—	—	—	2

Net (loss) income	(39)	(224)	(572)	246	111
Net (income) loss attributable to noncontrolling interest	(1)	1	1	1	—

Net (loss) income attributable to Hexion Inc.	$(40)	$(223)	$(571)	$247	$111

Dividends declared per common share	$—	$—	$0.01	$0.04	$0.02
Cash Flows provided by (used in):
Operating activities	$213	$(50)	$80	$177	$171
Investing activities	(155)	(233)	(150)	(138)	33
Financing activities	24	69	52	(59)	57
Balance Sheet Data (at end of period):
Cash and cash equivalents	$236	$172	$393	$419	$419
Short-term investments	—	7	7	5	7
Working capital (2)	283	422	570	672	682
Total assets (3)	2,382	2,617	2,804	3,300	3,059
Total long-term debt (3)	3,698	3,678	3,598	3,367	3,374
Total net debt (4)	3,593	3,655	3,374	3,071	3,113
Total liabilities (3)	4,859	4,967	4,877	4,583	4,815
Total deficit	(2,477)	(2,350)	(2,073)	(1,283)	(1,756)

(1)	Net income (loss) from discontinued operations reflects the results of our global inks and adhesive resins business (“IAR Business”) and our North American coatings and composite resins business (“CCR Business”), which were both sold in 2011.
(2)	Working capital is defined as current assets less current liabilities.
(3)	Total assets, total long-term debt and total liabilities have been adjusted for all periods presented to reflect the adoption of Accounting Standards Board Update No. 2015-03 (“ASU 2015-03”), which reclassified certain unamortized deferred debt issuance costs from “Other long-term assets” to “Long term debt” within our Consolidated Balance Sheets.
(4)	Net debt is defined as long-term debt (exclusive of unamortized deferred financing fees) plus short-term debt less cash and cash equivalents and short-term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition for the years ended December 31, 2015, 2014 and 2013 with the audited Consolidated Financial Statements and related notes included elsewhere herein. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

The purpose of the following discussion is to provide relevant information to investors who use our financial statements so they can assess our financial condition and results of operations by evaluating the amounts and certainty of cash flows from our operations and from outside sources. The three principal objectives of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) are: to provide a narrative explanation of financial statements that enables investors to see our Company through the eyes of management; to enhance overall financial disclosure and provide the context within which financial information should be analyzed; and to provide information about the quality and potential variability of earnings and cash flows so that investors can judge the likelihood that past performance is indicative of future performance.

MD&A is presented in the following sections: Overview and Outlook, Results of Operations, Results of Operations by Segment, Liquidity and Capital Resources, Reconciliation of Last Twelve Months Net loss to Adjusted EBITDA, Contractual Obligations, Off Balance Sheet Arrangements, Critical Accounting Estimates, Recently Issued Accounting Standards and Qualitative and Quantitative Disclosures About Market Risk. MD&A should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. Unless otherwise indicated by the context, U.S. dollar amounts in the tables and charts located in MD&A are in millions.

Within the following discussion, unless otherwise stated, “2015” refers to the year ended December 31, 2015, “2014” refers to the year ended December 31, 2014, and “2013” refers to the year ended December 31, 2013.

Overview and Outlook

We are a large participant in the specialty chemicals industry, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient for virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. We provide a broad array of thermosets and associated technologies and have significant market positions in all of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products and automotive coatings, as well as higher growth markets, such as wind energy and electrical composites. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas drilling. Key drivers for our business include general economic and industrial conditions, including housing starts, auto build rates and active oil and gas drilling rigs. In addition, due to the nature of our products and the markets we serve, competitor capacity constraints and the availability of similar products in the market may impact our results. As is true for many industries, our financial results are impacted by the effect on our customers of economic upturns or downturns, as well as by the impact on our own costs to produce, sell and deliver our products. Our customers use most of our products in their production processes. As a result, factors that impact their industries can and have significantly affected our results.

Through our worldwide network of strategically located production facilities we serve more than 4,800 customers in approximately 100 countries. Our global customers include large companies in their respective industries, such as 3M, Akzo Nobel, BASF, Bayer, Dow, EP Energy, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.

Business Strategy

As a significant player in the specialty chemicals industry, we believe we have unique opportunities to strategically grow our business over the long term. We continue to develop new products with an emphasis on innovation and expanding our product solutions for our existing global customer base, while growing our businesses in potential high growth regions in the world, such as Asia-Pacific, Eastern Europe, Latin America, India and the Middle East. Through these growth strategies we strive to create shareholder value and generate solid operating cash flow.

Reportable Segments

Our business segments are based on the products that we offer and the markets that we serve. At December 31, 2015, we had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of our reportable segments follows:

•

Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

2015 Overview

Following are highlights from our results of operations for the years ended December 31, 2015 and 2014:

(In millions)	2015	2014	$ Change	% Change
Statements of Operations:
Net sales	$4,140	$5,137	$(997)	(19)%
Gross profit	600	561	39	7%
Operating income	260	118	142	120%
Loss before income tax	(22)	(222)	200	90%
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$307	$290	$17	6%
Forest Products Resins	233	255	(22)	(9)%
Corporate and Other	(74)	(83)	9	(11)%

Total	$466	$462	$4	1%

•

Net Sales—Net sales in 2015 were $4.1 billion, a decrease of 19% compared with $5.1 billion in 2014. The decline in net sales was primarily driven by the combination of the strengthening of the U.S. dollar against most other currencies and the global decline in oil and raw material prices, which led to lower demand in our oilfield business and an overall reduction in selling prices across many of our businesses due to the pass through of raw material cost reductions to our customers. These decreases were partially offset by increases in our specialty epoxy business, driven by increasing demand in the China wind energy market. On a constant currency basis, net sales decreased by 11%.

•

Segment EBITDA—In 2015, Segment EBITDA was $466 million, an increase of 1% compared with $462 million in 2014. The increase in Segment EBITDA was primarily driven by strong growth in our specialty epoxy business throughout the year, as well as modest growth in our base epoxy resins and our North American forest products resins businesses, coupled with raw material deflation. This growth was offset by decreases in our oilfield business and the impact of the U.S. dollar strengthening against most foreign currencies. On a constant currency basis, Segment EBITDA increased by 11%.

•

Acquisition—In August 2015, we acquired the remaining 50% interest in MUSC from our joint venture partner. We are now the sole owner of MUSC, which owns and operates a phenolic specialty resins manufacturing facility in China. This acquisition reinforces our global growth strategy and better positions us to serve our customers in this region, where we expect long-term growth in demand.

•

2015 Debt Transactions—In April 2015, we issued $315 million aggregate principal amount of 10.00% First-Priority Senior Secured Notes due 2020 (the “New First Lien Notes”). We used the net proceeds to redeem or repay all $40 million of our outstanding 8.375% Sinking Fund Debentures due 2016 (the “Sinking Fund Debentures”), and to repay all amounts outstanding under the ABL Facility at the closing of the offering. The remaining proceeds from the offering provided incremental liquidity, bringing our total liquidity to $587 million as of December 31, 2015. Collectively, these transactions are referred to as the “2015 Refinancing Transactions.” Additionally, in July 2015, we entered into an amendment to our ABL Facility (the “ABL Amendment”), which expanded our borrowing base to include certain machinery and equipment in various foreign jurisdictions.

•

Supplier Disruption—In July 2015, the supplier disruption beginning in late 2014 that negatively impacted our European versatic acids and dispersions businesses was resolved, and production has resumed at the impacted facility. The disruption had a $25 million negative impact on our Segment EBITDA in 2015. We received insurance recoveries of $29 million in 2015 for a portion of these losses, including losses incurred in 2014, and we continue to proactively pursue additional recoveries.

•

Restructuring and Cost Reduction Programs—In the fourth quarter of 2014, we began to implement new restructuring and cost reduction programs, which are expected to generate annual savings of $31 million once fully implemented. During 2015, we realized approximately $22 million of savings under these and other initiatives. In late 2015, we identified approximately $35 million in additional productivity and cost reduction programs, which we will begin executing in 2016. As of December 31, 2015, we have approximately $43 million of total in-process cost savings, the majority of which we expect to be achieved over the next 12 to 24 months.

•

Growth Initiatives—We made significant progress on future growth initiatives, including the expansion of our forest products resins manufacturing capacity in Brazil, which was completed in September 2015, and construction of two new formaldehyde plants in North America, which were completed in December 2015 and February 2016, respectively.

Facility Location	Type	Estimated Completion Date	Manufacturing Capacity
Curitiba, Brazil	Facility expansion	Completed	150k MT/year
Geismar, LA	Facility expansion	Completed	216k MT/year
Luling, LA	New facility	Completed	216k MT/year

2016 Outlook

During 2016, we expect continued strong demand in our North American forest products resins business due to continuing growth in U.S. housing starts. Additionally, we expect the incremental capacity created by the newly completed formaldehyde plants in North America to drive volume increases in this business in 2016. We expect these increases to be partially offset by weakening demand in Latin America, driven by the Brazilian economic downturn, which will negatively impact our Latin American forest products resins business.

While we anticipate flat demand in Europe, we expect volumes in our European versatic acid and dispersions businesses to continue to improve from the resolution of the supplier disruption that impacted these businesses during the first half of 2015. Additionally, we expect ongoing economic volatility in China to lead to modestly lower demand in our epoxy specialty business in 2016. We also expect our phenolic resins business to benefit from the acquisition of the remaining 50% of our previous Chinese joint venture. Lastly, we expect our base epoxy business to improve in 2016 due to our restructuring initiatives, but remain below historical levels of profitability.

We expect lower oil prices to continue in 2016, which will continue to negatively impact sales volumes and earnings in our oilfield business due to the corresponding weakness in natural gas and oil drilling activity. However, we also expect lower raw material prices to continue in 2016, as a substantial number of our raw material inputs are petroleum-based and their prices fluctuate with the price of oil, which will create an offsetting positive effect on our results.

One of the identified cost reduction projects is a planned facility rationalization within our Epoxy, Phenolic and Coating Resins segment, which we anticipate will generate approximately $20 million in annual cost savings once completed. As a result, the estimated useful lives of certain long-lived assets related to this facility have been shortened and consequently, we expect to incur approximately $75 million of accelerated depreciation in the first half of 2016 related to this project.

Lastly, we anticipate that weaker global currencies could continue to pressure our results.

Shared Services Agreement

In October 2010, we entered into a shared services agreement with MPM (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) (the “Shared Services Agreement”), pursuant to which we provide to MPM, and MPM provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. The Shared Services Agreement was amended on October 24, 2014, in conjunction with MPM’s emergence from Chapter 11 bankruptcy and the consummation of MPM’s plan of reorganization. The Shared Services Agreement was renewed for one year starting in October 2015 and is subject to termination by either the Company or MPM, without cause, on not less than 30 days’ written notice, and expires in October 2016 (subject to one-year renewals every year thereafter; absent contrary notice from either party). The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between us and MPM and requires that the Shared Services Steering Committee formed under the agreement meet no less than annually to evaluate and determine an equitable allocation percentage. The allocation percentage for 2015 was 54% for us and 46% for MPM, as compared to 2014, which was 57% for us and 43% for MPM.

The Shared Services Agreement has resulted in significant synergies for us, including shared services and logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization and administrative and overhead savings. We expect these savings to continue, and do not expect the 2014 amendment to have a material effect on our business, results of operations or liquidity.

Matters Impacting Comparability of Results

Our Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights and variable interest entities in which we have a controlling financial interest. Intercompany accounts and transactions are eliminated in consolidation.

Raw Material Prices

Raw materials comprised approximately 70% of our cost of sales in 2015. The three largest raw materials used in our production processes are phenol, methanol and urea. These materials represented approximately 40% of our total raw material costs in 2015. Fluctuations in energy costs, such as volatility in the price of crude oil and related petrochemical products, as well as the cost of natural gas, have caused volatility in our raw material costs and utility costs. In 2015, the average prices of phenol, methanol and urea decreased by approximately 28%, 22% and 15%, respectively, as compared to 2014. In 2014, the average prices of phenol, methanol and urea decreased by approximately 25%, 8% and 5%, respectively, as compared to 2013. The impact of passing through raw material price changes to customers can result in significant variances in sales comparisons from year to year.

We expect long-term raw material cost volatility to continue because of price movements of key feedstocks. To help mitigate raw material volatility, we have purchase and sale contracts and commercial arrangements with many of our vendors and customers that contain periodic price adjustment mechanisms. Due to differences in timing of the pricing trigger points between our sales and purchase contracts, there is often a “lead-lag” impact. In many cases this “lead-lag” impact can negatively impact our margins in the short term in periods of rising raw material prices and positively impact them in the short term in periods of falling raw material prices.

Other Comprehensive Income

Our other comprehensive income is significantly impacted by foreign currency translation, and also impacted by defined benefit pension and postretirement benefit adjustments to a lesser degree. The impact of foreign currency translation is driven by the translation of assets and liabilities of our foreign subsidiaries which are denominated in functional currencies other than the U.S. dollar. The primary assets and liabilities driving the adjustments are cash and cash equivalents; accounts receivable; inventory; property, plant and equipment; accounts payable; pension and other postretirement benefit obligations and certain intercompany loans payable and receivable. The primary currencies in which these assets and liabilities are denominated are the euro, Brazilian real, Canadian dollar and Australian dollar. The impact of defined benefit pension and postretirement benefit adjustments is primarily driven by unrecognized prior service cost related to our defined benefit and other postretirement benefit plans, as well as the subsequent amortization of these amounts from accumulated other comprehensive income in periods following the initial recording of such amounts.

Pension and OPEB MTM Adjustments

Under our accounting policy related to the recognition of gains and losses for pension and other non-pension postretirement benefit (“OPEB”) plans, upon the annual remeasurement of our pension and OPEB plans in the fourth quarter, or on an interim basis as triggering events warrant, we immediately recognize gains and losses as a mark-to-market (“MTM”) gain or loss through net income. The largest component of our pension and OPEB expense typically relates to these MTM adjustments, which were recognized in the Consolidated Statements of Operations for the years ended, December 31, 2015, 2014 and 2013 as follows:

	Year Ended December 31,
(In millions)	2015	2014	2013
MTM (Gain) Loss
Cost of sales	$(8)	$45	$(24)
Selling, general and administrative expense	(5)	57	(44)

Total	$(13)	$102	$(68)

In 2015, an overall increase in the discount rates used to calculate our pension and OPEB liabilities at December 31, 2015, as well as the impact of foreign exchange, resulted in a decrease in unrealized losses of $115 million, from an unrealized loss of $102 million in 2014 to an unrealized gain of $13 million in 2015. The change in unrealized losses decreased Cost of sales by $53 million and Selling, general and administrative expense by $62 million.

In 2014, a significant decrease in the discount rates used to calculate our pension and OPEB liabilities at December 31, 2014, as well as the lengthening of mortality tables and changes to other demographic assumptions, resulted in an increase in unrealized losses of $170 million, from a gain of $68 million in 2013 to a loss of $102 million in 2014. This increase was partially offset by favorable asset return experience. The change in unrealized losses increased Cost of sales by $69 million and Selling, general and administrative expense by $101 million.

Results of Operations

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2015	2014	2013
Net sales	$4,140	$5,137	$4,890
Cost of sales	3,540	4,576	4,282

Gross profit	600	561	608
Gross profit as a percentage of net sales	14%	11%	12%
Selling, general and administrative expense	306	399	304
Asset impairments	6	5	181
Business realignment costs	16	47	21
Other operating expense (income), net	12	(8)	1

Operating income	260	118	101
Operating income as a percentage of net sales	6%	2%	2%
Interest expense, net	326	308	303
(Gain) loss on extinguishment of debt	(41)	—	6
Other non-operating (income) expense, net	(3)	32	2

Total non-operating expense	282	340	311

Loss before income tax and earnings from unconsolidated entities	(22)	(222)	(210)
Income tax expense	34	22	379

Loss before earnings from unconsolidated entities	(56)	(244)	(589)
Earnings from unconsolidated entities, net of taxes	17	20	17

Net loss	(39)	(224)	(572)
Net (income) loss attributable to noncontrolling interest	(1)	1	1

Net loss attributable to Hexion Inc.	$(40)	$(223)	$(571)

Other comprehensive loss	$(88)	$(57)	$(12)

Net Sales

In 2015, net sales decreased by $997 million, or 19%, compared to 2014. Volume decreases negatively impacted net sales by $255 million, and were primarily driven by reduced volumes in our oilfield business, which was the result of lower natural gas and oil drilling activity caused by a decrease in oil prices throughout 2015. Also contributing to the overall volume decrease were lower volumes in our versatic acids business and within certain product lines in our base epoxy and dispersions businesses. Decreases in volumes in our versatic acids and dispersions businesses were primarily driven by the impact of a supplier disruption in our European versatic acids business, and decreases in volumes in our base epoxy business were primarily due to a customer plant closure in late 2014 and operational issues at certain manufacturing facilities. These decreases were partially offset by volume increases in our epoxy specialty business, which were driven by increasing demand in the China wind energy market, as well as volume increases in our North American forest products resins business, driven by increases in U.S. housing construction. Pricing had a negative impact of $307 million due to raw material price decreases passed through to customers in most of our businesses, as well as competitive pricing pressures in our oilfield business. In addition, foreign currency translation negatively impacted net sales by $435 million, primarily as a result of the strengthening of the U.S. dollar against the euro, Brazilian real and Canadian dollar in 2015 compared to 2014.

In 2014, net sales increased by $247 million, or 5%, compared to 2013. Volume increases positively impacted net sales by $275 million, and were primarily driven by our oil field, epoxy specialty, North American formaldehyde and Latin American forest products resins businesses. Volume increases in our oil field business were a result of key customer wins and new product development, and volume increases in our epoxy specialty business were driven by improving demand in the Asian wind energy market. Increases in volumes in our North American formaldehyde business were driven by customer wins and higher volumes of products used for oil and natural gas treatment. Volume increases in our Latin American forest products resins business were driven by increases in the furniture, housing construction and industrial markets in this region. Pricing had a positive impact of $16 million due to raw material price increases passed through to customers in our North American formaldehyde and Latin American forest products resins businesses, which were partially offset by pricing decreases in our oil field and base epoxy businesses. Price decreases in our oil field business were driven by unfavorable product mix, while an imbalance in supply and demand drove pricing decreases in our base epoxy business. In addition, foreign currency translation negatively impacted net sales by $44 million, primarily as a result of the strengthening of the U.S. dollar against the Brazilian real and Canadian dollar, partially offset by the weakening of the U.S. dollar against the Australian dollar and the euro, in 2014 compared to 2013.

Gross Profit

Excluding the impact of the MTM adjustments on pension and OPEB liabilities discussed above (gains of $8 million in 2015 and losses of $45 million in 2014), gross profit decreased $14 million in 2015 compared to 2014. Also excluding the impact of the pension and OPEB MTM adjustments, gross profit as a percentage of net sales increased by 3%, primarily due to favorable raw material deflation and raw material productivity initiatives, which outpaced the negative impact of competitive pricing pressures discussed above.

Gross profit increased by $22 million in 2014 compared to 2013, excluding the impact of the MTM adjustments on pension and OPEB liabilities discussed above (losses of $45 million in 2014 and gains of $24 million in 2013). As a percentage of sales, gross profit remained flat, as raw material productivity initiatives were offset by the impact of the unfavorable product mix and oversupplied markets discussed above.

Operating Income

Excluding the impact of the MTM adjustments on pension and OPEB liabilities discussed above (gains of $13 million in 2015 and losses of $102 million in 2014), operating income increased by $27 million in 2015 compared to 2014. The increase was primarily due to decreases in selling, general and administrative expense of $93 million and business realignment costs of $31 million compared to 2014. Excluding the impact of the pension and OPEB MTM adjustments, selling, general and administrative expense decreased $31 million due primarily to lower compensation and benefits expense driven by our recent cost savings and productivity actions and lower professional services costs. The decrease in business realignment costs was due primarily to a decrease in costs related to the Company’s restructuring and cost optimization programs, as well as a decrease environmental remediation costs at certain formerly owned locations. These positive impacts to operating income were partially offset by other operating expense (income), net, which increased by $20 million, from income of $8 million to an expense of $12 million, compared to 2014, due to an increase in realized and unrealized foreign currency transaction losses, partially offset by a gain of $5 million on a step acquisition (see Note 13 in Hexion’s Consolidated Financial Statements included elsewhere herein). Additionally, gross profit decreased by $14 million, as discussed above.

Excluding the impact of the MTM adjustments on pension and OPEB liabilities discussed above (losses of $102 million in 2014 and gains of $68 million in 2013), operating income increased by $187 million in 2014 compared to 2013. The increase was partially due to the $22 million increase in gross profit discussed above, as well as a decrease of $6 million in selling, general and administrative expense compared to 2013. The decrease in selling, general and administrative expense was due primarily to gains related to a favorable settlement of $8 million and the sale of certain intellectual property of $5 million, as well as a decrease in integration costs related to the prior combination of the Company and MPM. These items were partially offset by increased compensation and project costs. In 2014, we recorded asset impairments of $5 million as a result of the likelihood that certain assets would be disposed of before the end of their estimated useful lives. In 2013, we recorded asset impairments of $124 million as a result of the likelihood that certain assets would be disposed of before the end of their estimated useful lives, as well as goodwill impairment of $57 million. Other operating expense, net decreased by $9 million, from an expense of $1 million to income of $8 million, compared to 2013 due to a gain on the sale of certain property of approximately $19 million, which was partially offset by an increase in legal and consulting fees, as well as a decrease in the amortization of certain deferred income of $4 million. Business realignment costs increased by $26 million compared to 2013 due primarily to an increase in costs related to the Company’s recently implemented restructuring and cost optimization programs, as well as environmental remediation at certain formerly owned locations.

Non-Operating Expense

In 2015, total non-operating expense decreased by $58 million compared to 2014, primarily due to a $41 million gain on debt extinguishment that occurred in 2015, as well as a decrease in realized and unrealized foreign currency transaction losses. These items were partially offset by an increase of $18 million in interest expense driven by higher average debt levels.

In 2014, total non-operating expense increased by $29 million compared to 2013, primarily due to higher realized and unrealized foreign currency transaction losses. These losses were primarily a result of the strengthening of the U.S. dollar against the euro, particularly in the fourth quarter of 2014. These increases were partially offset by the loss on extinguishment of debt recognized in 2013 as a result of refinancing transactions in early 2013, which did not recur in 2014. Interest expense increased slightly in 2014 compared to 2013 due primarily to higher average outstanding debt balances.

Income Tax Expense

In 2015, income tax expense increased by $12 million compared to 2014. In 2015, the Company recognized income tax expense of $34 million primarily as a result of income from certain foreign operations. Losses in the United States created a deferred income tax benefit which was completely offset by an increase to the valuation allowance.

In 2014, income tax expense decreased by $357 million compared to 2013. In 2014, the Company recognized income tax expense of $22 million primarily as a result of income from certain foreign operations. Losses in the United States and certain foreign jurisdictions created deferred income tax benefits which were completely offset by increases to the respective valuation allowances.

Other Comprehensive Income

For the year ended December 31, 2015, foreign currency translation negatively impacted other comprehensive income by $88 million, primarily due to the strengthening of the U.S. dollar against the euro, Brazilian real and Canadian dollar.

For the year ended December 31, 2014, foreign currency translation negatively impacted other comprehensive loss by $61 million, primarily due to the strengthening of the U.S. dollar against the Australian dollar, Brazilian real, Canadian dollar and the euro. For the year ended December 31, 2014, pension and OPEB adjustments positively impacted other comprehensive income by $4 million, primarily due to prior service benefit recorded related to certain plan amendments.

For the year ended December 31, 2013, foreign currency translation negatively impacted other comprehensive loss by $13 million primarily due to the strengthening of the U.S. dollar against the Australian dollar, Canadian dollar and Brazilian real, partially offset by the weakening of the U.S. dollar against the euro.

Results of Operations by Segment

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items, other income and expenses and discontinued operations. Segment EBITDA is the primary performance measure used by our senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Segment EBITDA should not be considered a substitute for net income (loss) or other results reported in accordance with U.S. GAAP. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

	Year Ended December 31,
(In millions)	2015	2014	2013
Net Sales(1):
Epoxy, Phenolic and Coating Resins	$2,589	$3,277	$3,126
Forest Products Resins	1,551	1,860	1,764

Total	$4,140	$5,137	$4,890

Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$307	$290	$279
Forest Products Resins	233	255	235
Corporate and Other	(74)	(83)	(68)

Total	$466	$462	$446

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.

2015 vs. 2014 Segment Results

Following is an analysis of the percentage change in sales by segment from 2014 to 2015:

	Volume	Price/ Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	(7)%	(6)%	(8)%	(21)%
Forest Products Resins	(1)%	(6)%	(10)%	(17)%

Epoxy, Phenolic and Coating Resins

Net sales in 2015 decreased by $688 million, or 21%, compared to 2014. Lower volumes negatively impacted net sales by $232 million, which were primarily driven by decreased volumes within our oilfield business, as well as volume decreases related to our versatic acids business and certain products within our base epoxy and dispersions businesses. These decreases were partially offset by higher volumes in our epoxy specialty business. Volume decreases in our oilfield business were a result of reduced natural gas and oil drilling activity as a result of lower oil prices. Decreases in volumes in our versatic acids and dispersions businesses were primarily driven by the impact of a supplier disruption in our European versatic acids business and decreases in volumes in our base epoxy business were primarily due to a customer plant closure in late 2014 and operational issues at certain manufacturing facilities. Increases in volumes in our epoxy specialty business were driven by strong demand in the China wind energy market. Pricing had a negative impact of $193 million, which was primarily due to raw material price decreases passed through to customers, as well as unfavorable product mix and competitive pricing pressures in our oilfield business. Foreign exchange translation negatively impacted net sales by $263 million, primarily due to the strengthening of the U.S. dollar against the euro in 2015 compared to 2014.

Segment EBITDA in 2015 increased by $17 million to $307 million compared to 2014. This increase is primarily due to strong volume growth in our epoxy specialty business discussed above, as well as overall raw material price deflation. These increases more than offset the declines in our oilfield business and unfavorable foreign exchange impacts discussed above. On a constant currency basis, Segment EBITDA increased by 16%.

Forest Products Resins

Net sales in 2015 decreased by $309 million, or 17%, when compared to 2014. The primary driver of this decrease was foreign exchange translation, which negatively impacted net sales by $172 million, primarily due to the strengthening of the U.S. dollar against the Brazilian real, Canadian dollar and the euro in 2015 compared to 2014. Pricing had a negative impact of $114 million, which was primarily due to raw material price decreases passed through to customers and unfavorable product mix in our North American formaldehyde business. Lower volumes negatively impacted sales by $23 million, and were primarily driven by volume decreases in certain industrial markets within our North American formaldehyde business due to a reduction in natural gas and oil drilling activity, as well as volume decreases in our Latin American forest product resins business due to weakening demand in Brazil. These decreases were partially offset by volume increases in our North American forest products resins business driven by increases in U.S. housing construction.

Segment EBITDA in 2015 decreased by $22 million to $233 million compared to 2014. This decrease is primarily due to the negative impact of foreign exchange translation and volume decreases in our North American formaldehyde and Latin American forest product resins businesses discussed above. These decreases were partially offset by the volume increases in our North American forest products resin business discussed above, as well as increases in raw material productivity. On a constant currency basis, Segment EBITDA increased by 2%.

Corporate and Other

Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges decreased by $9 million to $74 million compared to 2014, due primarily to lower compensation and benefits expense driven by our recent cost savings actions, as well as the impact of the strengthening of the U.S. dollar.

2014 vs. 2013 Segment Results

The table below provides additional detail of the percentage change in sales by segment from 2013 to 2014:

	Volume	Price/ Mix	Currency Translation	Total
Epoxy, Phenolic and Coating Resins	6%	(1)%	—%	5%
Forest Products Resins	4%	3%	(2)%	5%

Epoxy, Phenolic and Coating Resins

Net sales in 2014 increased by $151 million, or 5%, compared to 2013. Higher volumes positively impacted net sales by $199 million, which were primarily driven by increased demand within our oil field and epoxy specialty businesses. Volume increases in our oil field business were a result of key customer wins and new product development, and increases in volumes in our epoxy specialty business were driven by improving demand in the Asian wind energy market. Pricing had a negative impact of $46 million, which was primarily due to pricing decreases in our oil field and base epoxy businesses. Price decreases in our oil field business were driven by unfavorable product mix, while an imbalance in supply and demand drove pricing decreases in our base epoxy business. Foreign exchange translation negatively impacted net sales by $2 million, primarily due to the strengthening of the U.S. dollar against the Canadian dollar, partially offset by the weakening of the U.S. dollar against the euro, in 2014 compared to 2013.

Segment EBITDA in 2014 increased by $11 million to $290 million compared to 2013. The positive impact of the volume increases discussed above was partially offset by margin compression in certain businesses due to unfavorable product mix and overcapacity in certain markets. Additionally, the positive impact of gains related to a favorable settlement of $8 million and the sale of certain intellectual property of $5 million were offset by the

$10 million negative impact of force majeure declarations from certain suppliers in our European versatic acids and base epoxy businesses.

Forest Products Resins

Net sales in 2014 increased by $96 million, or 5%, when compared to 2013. Higher volumes positively impacted sales by $76 million, and were primarily driven by increases in our North American formaldehyde and Latin American forest products businesses. Volume increases in our North American formaldehyde business were primarily due to customer wins and higher volumes of products used for oil and natural gas treatment. Increases in our Latin American forest products resins business were driven by increases in the furniture, housing construction and industrial markets in Brazil. Raw material price increases passed through to customers led to pricing increases of $62 million. Foreign exchange translation negatively impacted net sales by $42 million, primarily due to the strengthening of the U.S. dollar against the Brazilian real and Canadian dollar, partially offset by the weakening of the U.S. dollar against the Australian dollar, in 2014 compared to 2013.

Segment EBITDA in 2014 increased by $20 million to $255 million compared to 2013. Segment EBITDA increases were primarily driven by the increase in net sales discussed above, cost control and productivity initiatives, as well as favorable product mix.

Corporate and Other

Corporate and Other is primarily corporate, general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, unallocated foreign exchange gains and losses and legacy company costs not allocated to continuing segments. Corporate and Other charges increased by $15 million to $83 million compared to 2013, primarily due to higher costs to support initiatives in our information technology, human resources and environmental, health and safety functions, as well as increased compensation costs.

Reconciliation of Segment EBITDA to Net Loss:

	Year Ended December 31,
(In millions)	2015	2014	2013
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$307	$290	$279
Forest Products Resins	233	255	235
Corporate and Other	(74)	(83)	(68)

Total	$466	$462	$446

Reconciliation:
Items not included in Segment EBITDA
Asset impairments	$(6)	$(5)	$(181)
Business realignment costs	(16)	(47)	(21)
Integration costs	—	—	(10)
Realized and unrealized foreign currency losses	(10)	(32)	(2)
Gain (loss) on extinguishment of debt	41	—	(6)
Unrealized gains (losses) on pension and OPEB plan liabilities	13	(102)	68
Other	(31)	(25)	(35)

Total adjustments	(9)	(211)	(187)
Interest expense, net	(326)	(308)	(303)
Income tax expense	(34)	(22)	(379)
Depreciation and amortization	(137)	(144)	(148)

Net loss income attributable to Hexion Inc.	(40)	(223)	(571)
Net income (loss) attributable to noncontrolling interest	1	(1)	(1)

Net loss	$(39)	$(224)	$(572)

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses. For 2015, these other items primarily include expenses from retention programs, certain professional fees and management fees, partially offset by gains on the disposal of assets and a gain on a step acquisition. For 2014, these items primarily included expenses from retention programs, partially offset by gains on the disposal of assets. For 2013, these items primarily included expenses from retention programs, stock-based compensation expense, and transaction costs.

Business realignment costs for 2015 primarily include costs related to certain in-process cost reduction programs. Business realignment costs for 2014 primarily included expenses from the Company’s newly implemented restructuring and cost optimization programs, as well as costs for environmental remediation at certain formerly owned locations. Business realignment costs for 2013 primarily included expenses from minor headcount reduction programs and costs for environmental remediation at certain formerly owned locations. Integration costs related primarily to the prior integration of Hexion and MPM.

Liquidity and Capital Resources

We are a highly leveraged company. Our primary sources of liquidity are cash flows generated from operations and availability under our asset-based revolving loan facility (the “ABL Facility”). Our primary liquidity requirements are interest, working capital and capital expenditures.

At December 31, 2015, we had $3,778 million of debt, including $80 million of short-term debt and capital lease maturities. In addition, at December 31, 2015, we had $587 million in liquidity consisting of the following:

•	$228 million of unrestricted cash and cash equivalents (of which $166 million is maintained in foreign jurisdictions);

•	$320 million of borrowings available under our ABL Facility ($354 million borrowing base less $34 million of outstanding letters of credit); and

•	$39 million of time drafts and borrowings available under credit facilities at certain international subsidiaries.

We do not believe there is any risk to funding our liquidity requirements in any particular jurisdiction for the next twelve months.

Our net working capital (defined as accounts receivable and inventories less accounts payable) at December 31, 2015 and 2014 was $372 million and $565 million, respectively. A summary of the components of our net working capital as of December 31, 2015 and 2014 is as follows:

(In millions)	December 31, 2015	% of LTM Net Sales	December 31, 2014	% of LTM Net Sales
Accounts receivable	$450	11%	$591	12%
Inventories	308	7%	400	7%
Accounts payable	(386)	(9)%	(426)	(8)%

Net working capital	$372	9%	$565	11%

The decrease in net working capital of $193 million from December 31, 2014 was primarily a result of large decreases in accounts receivable and inventory, which outpaced a smaller decrease in accounts payable. The decrease in accounts receivable was primarily due to higher efficiency in collections at the end of 2015, lower sales volumes and lower pricing due to decreases in raw material costs. The decreases in inventory and accounts payable were primarily driven by the lower volumes and pricing discussed above, as well as timing of vendor payments at the end of 2015. In addition, the strengthening of the U.S. dollar against other currencies, primarily the euro, Brazilian real and Canadian dollar, further contributed to decreases in net working capital. To minimize the impact of net working capital on cash flows, we continue to review inventory safety stock levels, focus on receivable collections by offering incentives to customers to encourage early payment or accelerating receipts through the sale of receivables and negotiate with vendors to contractually extend payment terms whenever possible.

We periodically borrow from the ABL Facility to support our short-term liquidity requirements, particularly when net working capital requirements increase in response to seasonality of our volumes in the summer months. As of December 31, 2015, there were no outstanding borrowings under the ABL Facility.

2015 Debt Transactions

In April 2015, we issued $315 million aggregate principal amount of New First Lien Notes due 2020. We used the net proceeds to redeem or repay all $40 million of our outstanding Sinking Fund Debentures due 2016, and to repay all amounts outstanding under our ABL Facility at the closing of the offering.

In July 2015, we entered into the ABL Amendment, which was completed in November 2015, under which certain of our subsidiaries are borrowers, to (i) add one of our German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand our borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

During the second half of 2015, we repurchased $203 million of our 8.875% Senior Secured Notes due 2018 on the open market for total cash of $160 million. These transactions resulted in a gain of $41 million, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written-off in conjunction with the repurchases.

2016 Outlook

The following factors will impact 2016 cash flows:

•	Interest and Income Taxes: We expect cash outflows in 2016 related to interest payments on our debt of $305 million and income tax payments estimated at $29 million.

•

Capital Spending: Capital spending in 2016 is expected to be lower than 2015. While we have certain capital spending commitments related to various expansion and growth projects, our capital spending requirements are generally flexible, and we will continue to manage our overall capital plan in the context of our strategic business and financial objectives.

•

Working Capital: We anticipate an increase in working capital during 2016, as compared to 2015, related to volume increases. During the year, we expect an increase in the first half and a decrease in the second half, consistent with historical trends.

We plan to fund these significant outflows with available cash and cash equivalents, cash from operations, the additional liquidity provided by the 2015 Refinancing Transactions and, if necessary, through available borrowings under our ABL Facility. Based on our liquidity position as of December 31, 2015, and projections of operating cash flows in 2016, we believe we have the ability to continue as a going concern for the next twelve months.

Depending upon market, pricing and other conditions, including the current state of the high yield bond market, as well as our cash balances and available liquidity, we or our affiliates, may seek to acquire additional notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges or other transactions. We also continue to review possible sales of certain non-core assets, which could further increase our liquidity and generate cash for debt pay downs.

Sources and Uses of Cash

Following are highlights from our Consolidated Statements of Cash Flows for the years ended December 31:

	Year Ended December 31,
(In millions)	2015	2014	2013
Sources (uses) of cash:
Operating activities	$213	$(50)	$80
Investing activities	(155)	(233)	(150)
Financing activities	24	69	52
Effect of exchange rates on cash flow	(10)	(9)	(4)

Net increase (decrease) in cash and cash equivalents	$72	$(223)	$(22)

Operating Activities

In 2015, operating activities provided $213 million of cash. Net loss of $39 million included $97 million of net non-cash expense items, of which $137 million was for depreciation and amortization, $12 million related to unrealized foreign currency losses, $8 million was for non-cash asset impairments and accelerated depreciation and $7 million related to deferred tax expense. These expense items were partially offset by a $41 million gain on extinguishment of debt, $13 million of unrealized gains related to the remeasurement of our pension and OPEB liabilities, a $5 million gain on step acquisition and a $4 million gain on sale of assets. Working capital provided $135 million, which was driven by decreases in accounts receivable and inventory due to sales volume decreases, lower raw material prices and increased efficiency in accounts receivable collections, which were partially offset by decreases in accounts payable, driven by volume decreases, lower raw material prices and the timing of vendor payments. Changes in other assets and liabilities and income taxes payable provided $20 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.

In 2014, operating activities used $50 million of cash. Net loss of $224 million included $270 million of net non-cash expense items, of which $144 million was for depreciation and amortization, $102 million was for unrealized losses related to the remeasurement of our pension and OPEB liabilities, $46 million related to unrealized foreign currency losses and $5 million was for non-cash asset impairments. These items were partially offset by gains on the sale of certain assets of $16 million and $6 million of deferred tax benefit. Working capital used $127 million, which was driven by increases in inventory and accounts receivable due to sales volume increases, as well as decreases in accounts payable, driven by the timing of vendor payments. Changes in other assets and liabilities and income taxes payable provided $31 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions and taxes.

In 2013, operating activities provided $80 million of cash. Net loss of $572 million included $585 million of net non-cash expense items, of which $148 million was for depreciation and amortization, $352 million was for deferred tax expense, $6 million was for the loss on extinguishment of debt and $181 million was for non-cash asset impairments. These items were partially offset by $68 million of unrealized gains related to the remeasurement of our pension and OPEB liabilities and $31 million of unrealized foreign currency gains. Working capital provided $4 million, as increases in accounts receivable driven by sales volume increases were more than offset by increases in accounts payable, driven by the same factors, and decreases in inventories as a result of the effort to aggressively manage inventory levels, as well as inventory builds at the end of 2012 in anticipation of planned maintenance shutdowns in early 2013. Changes in other assets and liabilities and income taxes payable provided $63 million due to the timing of when items were expensed versus paid, which primarily included interest expense, employee retention programs, pension plan contributions, taxes and restructuring expenses.

Investing Activities

In 2015, investing activities used $155 million. We spent $179 million for capital expenditures (including capitalized interest), which primarily related to plant expansions, improvements and maintenance related capital expenditures. Additionally, we spent $7 million, net of cash received, on the step acquisition of a joint venture (see Note 13 in Hexion’s Consolidated Financial Statements included elsewhere herein). The sale of certain assets and investments provided cash of $23 million, and the decrease in restricted cash provided $8 million.

In 2014, investing activities used $233 million. We spent $183 million for capital expenditures, which primarily related to plant expansions and improvements, as well as maintenance-related capital expenditures. We also used cash of $52 million to purchase a manufacturing facility in Shreveport, Louisiana, and $12 million of cash was used to purchase a subsidiary of MPM. The loan extended to Superholdco Finance Corp. (“Finco”) resulted in a $50 million decrease in cash, which was offset by the subsequent $50 million repayment of the loan by Finco. Additionally, the sale of certain assets provided $20 million of cash, and the change in restricted cash used $3 million.

In 2013, investing activities used $150 million. We spent $145 million for capital expenditures (including capitalized interest), which primarily related to plant expansions, improvements and maintenance-related capital expenditures. The decrease in restricted cash provided $4 million, and was driven by the usage of $15million of restricted cash to purchase an interest in an unconsolidated joint venture in early 2013, and was partially offset by $11 million of cash which was put on deposit as collateral for a loan that was extended by a third party to one of our unconsolidated joint ventures. We also generated $7 million from the sale of certain long-lived assets and used $3 million of cash to purchase debt securities.

Financing Activities

In 2015, financing activities provided $24 million. Net short-term debt repayments were $3 million, and net long term borrowings were $38 million, which primarily consisted of proceeds from the issuance of an aggregate principal amount of $315 million of New First Lien Notes, which was partially offset by the redemption or repayment of approximately $40 million of our outstanding Sinking Fund Debentures and all amounts outstanding on the ABL Facility at the time of the issuance. Additionally, we used $160 million to repurchase a portion of our 8.875% Senior Secured Notes due 2018 on the open market. We also paid $11 million of financing fees related to these debt transactions.

In 2014, financing activities provided $69 million. Net short-term debt borrowings were $21 million, which primarily consisted of net borrowings in certain foreign jurisdictions primarily to fund working capital requirements. Net long-term debt borrowings of $48 million primarily consisted of net borrowings under our ABL Facility.

In 2013, financing activities provided $52 million. Net short-term debt borrowings were $15 million. Net long-term debt borrowings of $77 million primarily consisted of proceeds of $1,108 million ($1,100 million plus a premium of $8 million) from the issuance of 6.625% First-Priority Senior Secured Notes due 2020, which was partially offset by the paydown of approximately $910 million of term loans under our senior secured credit facilities and the purchase and discharge of $120 million of our Floating Rate Second-Priority Senior Secured Notes due 2014, all as a result of the refinancing transactions in 2013. We also paid $40 million of financing fees related to these transactions.

There are certain restrictions on the ability of certain of our subsidiaries to transfer funds to the parent in the form of cash dividends, loans or otherwise, which primarily arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limit the amount of dividends that can be distributed. In either case, we have alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits.

Outstanding Debt

Following is a summary of our cash and cash equivalents and outstanding debt at December 31, 2015 and 2014:

(In millions)	2015	2014
Cash and cash equivalents	$236	$172

Short-term investments	$—	$7

Debt:
ABL Facility	$—	$60
Senior Secured Notes:
6.625% First-Priority Senior Secured Notes due 2020 (includes $4 and $6 of unamortized debt premium at December 31, 2015 and 2014, respectively)	1,554	1,556
10.00% First-Priority Senior Secured Notes due 2020	315	—
8.875% Senior Secured Notes due 2018 (includes $2 and $3 of unamortized debt discount at December 31, 2015 and 2014, respectively)	995	1,197
9.00% Second-Priority Senior Secured Notes due 2020	574	574
Debentures:
9.2% debentures due 2021	74	74
7.875% debentures due 2023	189	189
8.375% sinking fund debentures due 2016	—	40
Other Borrowings:
Australia Term Loan Facility due 2017	32	40
Brazilian bank loans	47	56
Capital Leases	10	9
Other	39	39
Unamortized debt issuance costs	(51)	(57)

Total	$3,778	$3,777

Covenant Compliance

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants (and incurrence tests in certain cases) regarding indebtedness, dividends and distributions, mergers and acquisitions, asset sales, affiliate transactions, capital expenditures and, in the case of our ABL Facility, the maintenance of a financial ratio (depending on certain conditions). Payment of borrowings under the ABL Facility and our notes may be accelerated if there is an event of default as determined under the governing debt instrument. Events of default under the credit agreement governing our ABL Facility includes the failure to pay principal and interest when due, a material breach of representations or warranties, most covenant defaults, events of bankruptcy and a change of control. Events of default under the indentures governing our notes include the failure to pay principal and interest, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain events of bankruptcy.

The indentures that govern our 6.625% First-Priority Senior Secured Notes, 10.00% First-Priority Senior Secured Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes (the “Secured Indentures”) contain an Adjusted EBITDA to Fixed Charges ratio incurrence test which may restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet this ratio (measured on a last twelve months, or LTM, basis) of at least 2.0:1. The Adjusted EBITDA to Fixed Charges Ratio under the Secured Indentures is generally defined as the ratio of (a) Adjusted EBITDA to (b) net interest expense excluding the amortization or write-off of deferred financing costs, each measured on an LTM basis.

Our ABL Facility, which is subject to a borrowing base, replaced our senior secured credit facilities in March 2013. The ABL Facility does not have any financial maintenance covenant other than a minimum fixed charge coverage ratio of 1.0 to 1.0 that would only apply if our availability under the ABL Facility at any time is less than the greater of (a) $40 million and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on an LTM basis. At December 31, 2015, our availability under the ABL Facility exceeded such levels; therefore, the minimum fixed charge coverage ratio did not apply.

Adjusted EBITDA is defined as EBITDA adjusted for certain non-cash and certain non-recurring items and other adjustments calculated on a pro-forma basis, including the expected future cost savings from business optimization programs or other programs and the expected future impact of acquisitions, in each case as determined under the governing debt instrument. As we are highly leveraged, we believe that including the supplemental adjustments that are made to calculate Adjusted EBITDA provides additional information to investors about our ability to comply with our financial covenants and to obtain additional debt in the future. Adjusted EBITDA and Fixed Charges are not defined terms under U.S. GAAP. Adjusted EBITDA is not a measure of financial condition, liquidity or profitability, and should not be considered as an alternative to net income (loss) determined in accordance with U.S. GAAP or operating cash flows determined in accordance with U.S. GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as interest and principal payments on our indebtedness, depreciation and amortization expense (because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (because the payment of taxes is part of our operations, it is a necessary element of our costs and ability to operate), non-recurring expenses and capital expenditures. Fixed Charges under the Secured Indentures should not be considered an alternative to interest expense.

As of December 31, 2015, we were in compliance with all covenants that govern the ABL Facility. We believe that a default under the ABL Facility is not reasonably likely to occur in the foreseeable future.

Reconciliation of Last Twelve Months Net Loss to Adjusted EBITDA

The following table reconciles Net loss to EBITDA and Adjusted EBITDA, and calculates the ratio of Adjusted EBITDA to Fixed Charges as calculated under certain of our indentures for the period presented:

(In millions)	Year Ended December 31, 2015
Net loss	$(39)
Interest expense, net	326
Income tax expense	34
Depreciation and amortization	137

EBITDA	458
Adjustments to EBITDA:
Asset impairments	6
Gain on extinguishment of debt	(41)
Business realignment costs(1)	16
Realized and unrealized foreign currency losses	10
Unrealized gains on pension and OPEB plan liabilities(2)	(13)
Other(3)	42
Cost reduction programs savings(4)	43

Adjusted EBITDA	$521

Pro forma fixed charges(5)	$305

Ratio of Adjusted EBITDA to Fixed Charges(6)	1.71

(1)	Represents headcount reduction expenses and plant rationalization costs related to cost reduction programs and other costs associated with business realignments.
(2)	Represents non-cash gains resulting from pension and postretirement benefit plan liability remeasurements.
(3)	Primarily includes retention program costs, business optimization expenses, certain professional fees, management fees and pension expense related to formerly owned businesses, partially offset by gains on the disposal of assets and a gain on a step acquisition.
(4)	Represents pro forma impact of in-process cost reduction programs savings. Cost reduction program savings represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities, and represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the period presented. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs.
(5)	Reflects pro forma interest expense based on interest rates at December 31, 2015, as if the 2015 Refinancing Transactions had taken place at the beginning of the period.
(6)	The Company’s ability to incur additional indebtedness, among other actions, is restricted under the indentures governing certain notes, unless the Company has an Adjusted EBITDA to Fixed Charges ratio of 2.0 to 1.0. As of December 31, 2015, we did not satisfy this test. As a result, we are subject to restrictions on our ability to incur additional indebtedness or to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under the ABL Facility (available borrowings of which were $320 million at December 31, 2015).

Contractual Obligations

The following table presents our contractual cash obligations at December 31, 2015. Our contractual cash obligations consist of legal commitments at December 31, 2015 that require us to make fixed or determinable cash payments, regardless of the contractual requirements of the specific vendor to provide us with future goods or services. This table does not include information about most of our recurring purchases of materials used in our production; our raw material purchase contracts do not meet this definition since they generally do not require fixed or minimum quantities. Contracts with cancellation clauses are not included, unless a cancellation would result in a major disruption to our business. For example, we have contracts for information technology support that are cancelable, but this support is essential to the operation of our business and administrative functions; therefore, amounts payable under these contracts are included. These contractual obligations are grouped in the same manner as they are classified in the Consolidated Statements of Cash Flows in order to provide a better understanding of the nature of the obligations.

(In millions)	Payments Due By Year
Contractual Obligations	2016	2017	2018	2019	2020	2021 and beyond	Total
Operating Activities:
Purchase obligations(1)	$293	$241	$112	$105	$95	$84	$930
Interest on fixed rate debt obligations	297	297	253	209	141	40	1,237
Interest on variable rate debt obligations(2)	3	2	—	—	—	—	5
Operating lease obligations	32	24	16	10	4	9	95
Funding of pension and other postretirement obligations(3)	19	17	17	17	17	—	87
Financing activities:
Long-term debt, including current maturities	80	35	999	1	2,439	263	3,817
Capital lease obligations	2	2	2	2	2	5	15

Total	$726	$618	$1,399	$344	$2,698	$401	$6,186

(1)

Purchase obligations are comprised of the fixed or minimum amounts of goods and/or services under long-term contracts and assumes that certain contracts are terminated in accordance with their terms after giving the requisite notice which is generally two to three years for most of these contracts; however, under certain circumstances, some of these minimum commitment term periods could be further reduced which would significantly decrease these contractual obligations.
(2)	Based on applicable interest rates in effect at December 31, 2015.
(3)	Pension and other postretirement contributions have been included in the above table for the next five years. These amounts include estimated benefit payments to be made for unfunded foreign defined benefit pension plans as well as estimated contributions to our funded defined benefit plans. The assumptions used by our actuaries in calculating these projections includes a weighted average annual return on pension assets of approximately 6% for the years 2016 – 2020 and the continuation of current law and plan provisions. These estimated payments may vary based on the actual return on our plan assets or changes in current law or plan provisions. See Note 10 to Hexion’s Consolidated Financial Statements included elsewhere herein for more information on our pension and postretirement obligations.

Our next significant debt maturity is the $995 million balance of our 8.875% Senior Secured Notes, which will come due in 2018. We expect to refinance and/or repay this debt depending on the levels of cash generated from our operations and conditions in the credit markets.

The table above excludes payments for income taxes and environmental obligations since, at this time, we cannot determine either the timing or the amounts of all payments beyond 2015. At December 31, 2015, we recorded unrecognized tax benefits and related interest and penalties of $99 million. We estimate that we will pay approximately $29 million in 2016 for U.S. Federal, state and international income taxes. We expect non-capital environmental expenditures for 2016 through 2020 totaling $15 million. See Notes 9 and 14 to Hexion’s Consolidated Financial Statements included elsewhere herein for more information on these obligations.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2015.

Critical Accounting Estimates

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results may differ significantly from estimated results. We base these judgments on our historical experience, advice from experienced consultants, forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 2 to Hexion’s Consolidated Financial Statements included elsewhere herein.

Our most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our audited Consolidated Financial Statements, are as follows:

Environmental Remediation and Restoration Liabilities

Accruals for environmental matters are recorded when we believe that it is probable that a liability has been incurred and we can reasonably estimate the amount of the liability. We have accrued $61 million and $62 million at December 31, 2015 and 2014, respectively, for all probable environmental remediation and restoration liabilities, which is our best estimate of these liabilities. Based on currently available information and analysis, we believe that it is reasonably possible that the costs associated with these liabilities may fall within a range of $49 million to $94 million. This estimate of the range of reasonably possible costs is less certain than the estimates that we make to determine our reserves. To establish the upper limit of this range, we used assumptions that are less favorable to Hexion among the range of reasonably possible outcomes, but we did not assume that we would bear full responsibility for all sites to the exclusion of other potentially responsible parties.

Some of our facilities are subject to environmental indemnification agreements, where we are generally indemnified against damages from environmental conditions that occurred or existed before the closing date of our acquisition of the facility, subject to certain limitations. In other cases we have sold facilities subject to an environmental indemnification agreement pursuant to which we retain responsibility for certain environmental conditions that occurred or existed before the closing date of the sale of the facility.

Income Tax Assets and Liabilities and Related Valuation Allowances

At December 31, 2015 and 2014, we had valuation allowances of $611 million and $588 million, respectively, against our deferred income tax assets. At December 31, 2015, we had a $475 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $136 million against a portion of our net foreign deferred income tax assets, primarily in Germany and the Netherlands. At December 31, 2014, we had a $412 million valuation allowance against all of our net U.S. federal and state deferred income tax assets, as well as a valuation allowance of $176 million against a portion of our net foreign deferred income tax assets, primarily in Germany and the Netherlands. The valuation allowances require an assessment of both negative and positive evidence, such as operating results during the most recent three-year period. This evidence is given more weight than our expectations of future profitability, which are inherently uncertain.

The Company considered all available evidence, both positive and negative, in assessing the need for a valuation allowance for deferred tax assets. The Company evaluated four possible sources of taxable income when assessing the realization of deferred tax assets:

•	Taxable income in prior carryback years;

•	Future reversals of existing taxable temporary differences;

•	Tax planning strategies; and

•	Future taxable income exclusive of reversing temporary differences and carryforwards.

In 2015, our losses in the U.S. and certain foreign operations in recent periods represented sufficient negative evidence to require a full valuation allowance against the net federal, state, and certain foreign deferred tax assets. We intend to maintain a valuation allowance against the net deferred tax assets until sufficient positive evidence exists to support the realization of such assets.

The accounting guidance for uncertainty in income taxes is recognized in the financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in its tax return. We also apply the guidance relating to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely to be realized upon settlement. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. At December 31, 2015 and 2014, we recorded unrecognized tax benefits and related interest and penalties of $99 million and $100 million, respectively.

Pensions

The amounts that we recognize in our financial statements for pension benefit obligations are determined by actuarial valuations. Inherent in these valuations are certain assumptions, the more significant of which are:

•	The weighted average rate used for discounting the liability;

•	The weighted average expected long-term rate of return on pension plan assets;

•	The method used to determine market-related value of pension plan assets;

•	The weighted average rate of future salary increases; and

•	The anticipated mortality rate tables.

The discount rate reflects the rate at which pensions could be effectively settled. When selecting a discount rate, our actuaries provide us with a cash flow model that uses the yields of high-grade corporate bonds with maturities consistent with our anticipated cash flow projections. Beginning in 2015, our pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows. We believe this new approach provides a more precise measurement of service and interest costs. This change did not impact the measurement of our current year pension and OPEB liabilities and the impact on service and interest costs going forward is not expected to be significant.

The expected long-term rate of return on plan assets is determined based on the various plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, we take into account the rates on long-term debt investments that are held in the portfolio, as well as expected trends in the equity markets, for plans including equity securities.

The rate of increase in future compensation levels is determined based on salary and wage trends in the chemical and other similar industries, as well as our specific compensation targets.

The mortality tables that are used represent the most commonly used mortality projections for each particular country, and reflect projected mortality improvements.

We believe the current assumptions used to estimate plan obligations and pension expense are appropriate in the current economic environment. However, as economic conditions change, we may change some of our assumptions, which could have a material impact on our financial condition and results of operations.

The following table presents the sensitivity of our projected pension benefit obligation (“PBO”), accumulated benefit obligation (“ABO”), deficit (“Deficit”) and 2016 pension expense to the following changes in key assumptions:

	Increase / (Decrease)
(In millions)	PBO	ABO	2016 Expense
Assumption:
Increase in discount rate of 0.5%	$(63)	$(64)	$(5)
Decrease in discount rate of 0.5%	55	48	5
Increase in estimated return on assets of 1.0%	N/A	N/A	(5)
Decrease in estimated return on assets of 1.0%	N/A	N/A	5

Impairment of Long-Lived Assets, Goodwill and Other Intangible Assets

Goodwill

Our reporting units include epoxy, phenolic specialty resins, oil field, coatings, versatics and forest products. Our reporting units are generally one level below our operating segments for which discrete financial information is available and reviewed by segment management. However, components of an operating segment can be aggregated as one reporting unit if the components have similar economic characteristics. We perform an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, we use a probability weighted market and income approach to estimate the fair value of the reporting unit. Our market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA multiple technique. Under this technique, estimated fair value is the result of a market based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. Our income approach is a discounted cash flow model. The discounted cash flow model requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows over a multi-year period, as well as determine the weighted average cost of capital to be used as a discount rate. Applying this discount rate to the multi-year projections provides an estimate of fair value for the reporting unit.

If the estimated fair value of the reporting unit is less than the carrying value of the reporting unit’s net assets, the Company performs an allocation of the reporting unit’s fair value to the reporting unit’s assets and liabilities, using the acquisition method of accounting, to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill to determine the goodwill impairment loss to be recognized, if any.

As of October 1, 2015 and 2014, the estimated fair value of each of our reporting units was deemed to be substantially in excess of the carrying amount of assets and liabilities assigned to each unit. A 20% decrease in the EBITDA multiple or a 20% increase in the interest rate used to calculate the discounted cash flows would not result in any of our reporting units failing the first step of the goodwill impairment analysis.

Long-Lived Assets

As events warrant, we evaluate the recoverability of long-lived assets, other than goodwill and other indefinite-lived intangibles, by assessing whether the carrying value can be recovered over their remaining useful lives through the expected future undiscounted operating cash flows of the underlying business. Impairment indicators include, but are not limited to, a significant decrease in the market price of a long-lived asset; a significant adverse change in the manner in which the asset is being used or in its physical condition; a significant adverse change in legal factors or the business climate that could affect the value of a long-lived asset; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; current period operating or cash flow losses combined with a history of operating or cash flow losses associated with the use of the asset; or a current expectation that it is more likely than not that a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. As a result, future decisions to change our manufacturing process, exit certain businesses, reduce excess capacity, temporarily idle facilities and close facilities could result in material impairment charges. Long-lived assets are grouped together at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of long-lived assets. Any impairment loss that may be required is determined by comparing the carrying value of the assets to their estimated fair value. We do not have any indefinite-lived intangible assets, other than goodwill.

In 2013, due to the facts and circumstances discussed above related to the epoxy reporting unit, we wrote down long-lived assets with a carrying value of $207 million to fair value of $103 million, resulting in an impairment charge of $104 million within our Epoxy, Phenolic and Coating Resins segment. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the discounted cash flow analysis included projected long-term future cash flows, projected growth rates and discount rates associated with these long-lived assets. Future projected long-term cash flows and growth rates were derived from models based upon forecasts prepared by the Company’s management. These projected cash flows were discounted using a rate of 14%. A 0.5% increase in the discount rate used would increase the impairment charge by approximately $9 million.

Variable Interest Entities—Primary Beneficiary

We evaluate each of our variable interest entities on an on-going basis to determine whether we are the primary beneficiary. Management assesses, on an on-going basis, the nature of our relationship to the variable interest entity, including the amount of control that we exercise over the entity as well as the amount of risk that we bear and rewards we receive in regards to the entity, to determine if we are the primary beneficiary of that variable interest entity. Management judgment is required to assess whether these attributes are significant and whether the amount of control results in the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. We consolidate all variable interest entities for which we have concluded that we are the primary beneficiary.

Recently Issued Accounting Standards

Newly Issued Accounting Standards

In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. We are currently assessing the potential impact of ASU 2014-09 on our financial statements.

In January 2015, the FASB issued Accounting Standards Board Update No. 2015-01: Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on our financial statements.

In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on our financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on our financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”) as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on our financial statements.

Newly Adopted Accounting Standards

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, ASU 2015-03 was amended by Accounting Standards Board Update No. 2015-15: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 adds language to ASU 2015-03 based on the SEC Staff Announcement that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03, as amended by ASU 2015-15, is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. We elected to early adopt ASU 2015-03 as of December 31, 2015 and reclassified $51 million and $57 million of deferred debt issuance costs as of December 31, 2015 and 2014, respectively, from “Other long-term assets” to “Long term debt” within our Consolidated Balance Sheets.

In May 2015, the FASB issued Accounting Standards Board Update No. 2015-07: Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The new guidance is effective in 2016 for calendar year-end public business entities, and early adoption is permitted. We elected to early adopt ASU 2015-07 as of December 31, 2015 and the guidance impacted the presentation of certain pension related assets that use NAV as a practical expedient. See Note 10 to Hexion’s Consolidated Financial Statements included elsewhere herein.

In November 2015, the FASB issued Accounting Standards Board Update No. 2015-17: Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”) as part of the FASB simplification initiative. Current U.S. GAAP requires that deferred tax liabilities and assets be separated into current and noncurrent in a classified balance sheet. ASU 2015-17 requires that these deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this ASU. The guidance is effective for the annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The Company elected to early adopt ASU 2015-17 prospectively as of December 31, 2015 and reclassified $10 million of deferred tax assets from “Other current assets” to “Deferred income taxes” within its Consolidated Balance Sheets.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in currency exchange rates, interest rates and certain commodity prices. To manage the volatility related to these exposures we use various financial instruments, including some derivatives, to help us hedge our foreign currency exchange risk and interest rate risk. We also use raw material purchasing contracts and pricing contracts with our customers to help mitigate commodity price risks. These contracts generally do not contain minimum purchase requirements.

We do not use derivative instruments for trading or speculative purposes. We manage counterparty credit risk by entering into derivative instruments only with financial institutions with investment-grade ratings.

Foreign Exchange Risk

Our international operations accounted for approximately 60% and 57% of our sales in 2015 and 2014, respectively. As a result, we have significant exposure to foreign exchange risk on transactions that can potentially be denominated in many foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods (both intercompany and third party) and loan repayments. The functional currency of our operating subsidiaries is the related local currency.

We reduce foreign currency cash flow exposure from exchange rate fluctuations where economically feasible by hedging firmly committed foreign currency transactions. Our use of forward contracts is designed to protect our cash flows against unfavorable movements in exchange rates, to the extent of the amount that is under contract. We do not attempt to hedge foreign currency exposure in a manner that would entirely eliminate the effect of changes in foreign currency exchange rates on net income and cash flow. We do not speculate in foreign currency nor do we hedge the foreign currency translation of our international businesses to the U.S. dollar for purposes of consolidating our financial results, or other foreign currency net asset or liability positions.

We are party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of our Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. We do not apply hedge accounting to these derivative instruments.

Our foreign exchange risk is also mitigated because we operate in many foreign countries, which reduces the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, which reduces the potential impact of foreign currency exchange rate fluctuations.

A 5% strengthening of the U.S. dollar against the primary currencies in which we conduct our non-U.S. operations in 2015 would generate an approximate $124 million negative impact to our estimated net sales. Conversely, a 5% weakening of the U.S. dollar against the same currencies would benefit our estimated net sales by an equal amount.

Interest Rate Risk

As a result of the refinancing transactions in 2013, we have effectively fixed the interest rate on 97% of our outstanding debt, thus significantly decreasing our exposure to interest rate risk. Assuming the amount of our variable debt remains the same, an increase of 1% in the interest rates on our variable rate debt would increase our 2015 estimated debt service requirements by approximately $1 million.

Following is a summary of our outstanding debt as of December 31, 2015 and 2014 (see Note 7 to Hexion’s Consolidated Financial Statements included elsewhere herein for additional information on our debt). The fair value of our publicly held debt is based on the price at which the bonds are traded or quoted at December 31, 2015 and 2014. All other debt fair values are based on other similar financial instruments, or based upon interest rates that are currently available to us for the issuance of debt with similar terms and maturities.

(In millions)	2015			2014
Year	Debt Maturities	Weighted Average Interest Rate	Fair Value	Debt Maturities	Weighted Average Interest Rate	Fair Value
2015				$99	7.7%	$97
2016	$81	7.2%	$81	35	7.7%	34
2017	36	7.2%	36	43	7.7%	43
2018	1,000	7.0%	701	1,262	7.6%	1,130
2019	2	6.5%	2	1	7.4%	1
2020	2,440	6.6%	1,687	2,125	7.4%	1,919
2021 and beyond	268	7.4%	63	266	7.4%	171

	$3,827		$2,570	$3,831		$3,395

We do not use derivative financial instruments in our investment portfolios. Our cash equivalent investments and short-term investments are made in instruments that meet the credit quality standards that are established in our investment policies, which also limits the exposure to any one investment. At December 31, 2015 and 2014, we had $37 million and $53 million, respectively, invested at average rates of 5.7% and 2.8%, respectively, primarily in interest-bearing time deposits. Due to the short maturity of our cash equivalents, the carrying value of these investments approximates fair value. Our short-term investments are recorded at cost which approximates fair value. Our interest rate risk is not significant; a 1% increase or decrease in interest rates on invested cash would not have had a material effect on our net income or cash flows for the years ended December 31, 2015 and 2014.

Commodity Risk

We are exposed to price risks on raw material purchases, most significantly with phenol, methanol, urea, acetone, propylene and chlorine. For our commodity raw materials, we have purchase contracts that have periodic price adjustment provisions. Commitments with certain suppliers, including our phenol and urea suppliers, provide up to 100% of our estimated requirements but also provide us with the flexibility to purchase a certain portion of our needs in the spot market, when it is favorable to us. We rely on long-term agreements with key suppliers for most of our raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on our business. Should any of our suppliers fail to deliver or should any key long-term supply contracts be cancelled, we would be forced to purchase raw materials in the open market, and no assurances can be given that we would be able to make these purchases or make them at prices that would allow us to remain competitive. Our largest supplier provided approximately 9% of our raw material purchases in 2015, and we could incur significant time and expense if we had to replace this supplier. In addition, several feedstocks at various facilities are transported through a pipeline from one supplier. If we were unable to receive these feedstocks through these pipeline arrangements, we may not be able to obtain them from other suppliers at competitive prices or in a timely manner. See the discussion about the risk factor on raw materials in “Risk Factors” elsewhere herein.

Natural gas is essential in our manufacturing processes, and its cost can vary widely and unpredictably. To help control our natural gas costs, we hedge a portion of our natural gas purchases for North America by entering into futures contracts for natural gas. These contracts are settled for cash each month based on the closing market price on the last day that the contract trades on the New York Mercantile Exchange. We also enter into fixed price forward contracts for the purchase of electricity at certain of our manufacturing plants to offset the risk associated with increases in the prices of the underlying commodities.

We recognize gains and losses on these contracts each month as gas and electricity is used. Our future commitments are marked-to-market on a quarterly basis. We have not applied hedge accounting to these contracts.

Our commodity risk is moderated through our selected use of customer contracts with selling price provisions that are indexed to publicly available indices for the relevant commodity raw materials.

BUSINESS

Overview

Hexion Inc. (“Hexion” or the “Company”), a New Jersey corporation with predecessors dating from 1899, is the world’s largest producer of thermosetting resins, or thermosets, and a leading producer of adhesive and structural resins and coatings. Thermosets are a critical ingredient in virtually all paints, coatings, glues and other adhesives produced for consumer or industrial uses. The type of thermoset used, and how it is formulated, applied and cured, determines its key attributes, such as durability, gloss, heat resistance, adhesion or strength of the final product. Thermosetting resins include materials such as phenolic resins, epoxy resins, polyester resins, acrylic resins and urethane resins.

Our direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.

Our business is organized based on the products we offer and the markets we serve. At December 31, 2015, we had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.

Products and Markets

We have a broad range of thermoset resin technologies, with high quality research, applications development and technical service capabilities. We provide a broad array of thermosets and associated technologies, and have significant market positions in each of the key markets that we serve.

Our products are used in thousands of applications and are sold into diverse markets, such as forest products, architectural and industrial paints, packaging, consumer products, composites and automotive coatings. Major industry sectors that we serve include industrial/marine, construction, consumer/durable goods, automotive, wind energy, aviation, electronics, architectural, civil engineering, repair/remodeling and oil and gas field support. The diversity of our products limits our dependence on any one market or end-use. We have a history of product innovation and success in introducing new products to new markets, as evidenced by more than 1,200 patents, the majority of which relate to the development of new products and manufacturing processes.

As of December 31, 2015, we had 65 active production sites around the world. Through our worldwide network of strategically located production facilities, we serve more than 4,800 customers in approximately 100 countries. Our position in certain additives, complementary materials and services further enables us to leverage our core thermoset technologies and provide our customers with a broad range of product solutions. As a result of our focus on innovation and a high level of technical service, we have cultivated long-standing customer relationships. Our global customers include leading companies in their respective industries, such as 3M, Akzo Nobel, BASF, Bayer, Dow, EP Energy, Louisiana Pacific, Monsanto, Owens Corning, PPG Industries, Valspar and Weyerhaeuser.

Growth and Strategy

We believe that we have opportunities for growth through the following strategies:

Invest in Growth Segments in Established Regions and Expand Our Global Reach in Faster Growing Geographies—We continue to invest in growth segments in our more established regions, as evidenced by the construction of a new formaldehyde plant in North America in 2015, as well as the finalization of the construction of an additional North American formaldehyde plant in early 2016. We are also focused on growing our business in markets in the potential high growth regions such as Asia-Pacific, Latin America, India, Eastern

Europe and the Middle East, where the usage of our products has been increasing. For example, in the second half of 2015, we completed the expansion of our forest products resins manufacturing capacity in Brazil. Also in the second half of 2015, we acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from our joint venture partner to better position us to serve our customers in this region.

Develop and Market New Products—We will continue to expand our product offerings through research and development initiatives and research partnership formations with third parties. Through these innovation initiatives we will continue to create new generations of products and services which will drive revenue and earnings growth. Approximately 19%, 21% and 23% of our 2015, 2014 and 2013 net sales, respectively, were from products developed within the last five years. In 2015, 2014 and 2013 we invested $65 million, $72 million and $73 million, respectively, in research and development.

Increase Shift to High-Margin Specialty Products—We continue to proactively manage our product portfolio with a focus on specialty, high-margin applications for growth and the reduction of our exposure to lower-margin products. As a result of this capital allocation strategy and strong long-term end market growth underlying these specialty segments, including wind energy, automotive composites and oil field applications, we believe this will become a larger part of our broader portfolio.

Continue Portfolio Optimization and Pursue Targeted Add-On Acquisitions and Joint Ventures—The specialty chemicals and materials market is comprised of numerous small and mid-sized specialty companies focused on niche markets, as well as smaller divisions of large chemical conglomerates. As a large manufacturer of specialty chemicals and materials with leadership in the production of thermosets, we have a significant advantage in pursuing add-on acquisitions and joint ventures in areas that allow us to build upon our core strengths, expand our product, technology and geographic portfolio and better serve our customers. For example, over the last ten years, we have established or entered into joint ventures in Australia, China, Columbia and Russia. Additionally, we have executed add-on acquisitions in our coatings and oilfield businesses, and purchased certain technology and customer intangible assets in our phenolic specialty resins and forest products businesses.

Leverage Cost Savings from Sharing Functional Resources and Capabilities—The Shared Services Agreement with Momentive Performance Materials Inc. (“MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) has resulted in significant synergies for us, including logistics optimization, best-of-source contractual terms, procurement savings, regional site rationalization and administrative and overhead savings. We have realized cumulative annual cost savings of $64 million as a result of the Shared Services Agreement. The Shared Services Agreement remains in place between us and MPM following completion of MPM’s balance sheet restructuring, and both companies will benefit from the optimized cost structure and services that it provides.

Generate Positive Operating Cash Flow and Deleverage—We expect to generate solid operating cash flow over the long-term due to our size, cost structure and reasonable ongoing capital expenditure requirements. In addition, due to our net operating loss carryforwards in certain jurisdictions, our cash tax requirements are minimal. Our strategy is to grow EBITDA, generate positive operating cash flow and delever. Additionally, we have demonstrated expertise in efficiently managing our working capital.

Industry & Competitors

We are a large participant in the specialty chemicals industry. Thermosetting resins are generally considered specialty chemical products because they are sold primarily on the basis of performance, technical support, product innovation and customer service. However, as a result of the impact of the ongoing global economic volatility and overcapacity in certain markets, certain of our competitors have focused more on price to retain business and market share, which we have followed in certain markets to maintain market share and remain a market leader.

We compete with many companies in most of our product lines, including large global chemical companies and small specialty chemical companies. No single company competes with us across all of our segments and existing product lines. The principal competitive factors in our industry include technical service, breadth of product offerings, product innovation, product quality and price. Some of our competitors are larger and have greater financial resources, less debt and better access to the capital markets than we do. As a result, they may be better able to withstand adverse changes in industry conditions, including pricing, and the economy as a whole. As a result, our competitors may have more resources to support continued expansion than we do. Some of our competitors also have a greater range of products and may be more vertically integrated than we are within specific product lines or geographies.

We believe that the principal factors that contribute to success in the specialty chemicals market, and our ability to maintain our position in the markets we serve, are (i) consistent delivery of high-quality products; (ii) favorable process economics; (iii) the ability to provide value to customers through both product attributes and strong technical service and (iv) an international footprint and presence in growing and developing markets.

Our Businesses

The following is a discussion of our reportable segments, their corresponding major product lines and the primary end-use applications of our key products as of December 31, 2015.

Epoxy, Phenolic and Coating Resins Segment

2015 Net Sales: $2,589 million

Epoxy Specialty Resins

We are a leading producer of epoxy specialty resins, modifiers and curing agents in Europe and the United States. Epoxy resins are the fundamental component of many types of materials and are often used in the automotive, construction, wind energy, aerospace and electronics industries due to their superior adhesion, strength and durability. We internally consume approximately 30% of our liquid epoxy resin (“LER”) production in specialty composite, coating and adhesive applications, which ensures a consistent supply of our required intermediate materials. Our position in basic epoxy resins, along with our technology and service expertise, has enabled us to offer formulated specialty products in certain markets. In composites, our specialty epoxy products are used either as replacements for traditional materials such as metal, wood and ceramics, or in applications where traditional materials do not meet demanding engineering specifications.

We are a leading producer of resins that are used in fiber reinforced composites. Composites are a fast growing class of materials that are used in a wide variety of applications ranging from aircraft components and wind turbine blades to sports equipment, and increasingly in automotive and transportation. We supply epoxy resin systems to composite fabricators in the wind energy, automotive and pipe markets.

Epoxy specialty resins are also used for a variety of high-end coating applications that require the superior adhesion, corrosion resistance and durability of epoxy, such as protective coatings for industrial flooring, pipe, marine and construction applications and automotive coatings. Epoxy-based surface coatings are among the most widely used industrial coatings due to their long service life and broad application functionality combined with overall economic efficiency. We also leverage our resin and additives position to supply custom resins to specialty coatings formulators.

Products	Key Applications
Adhesive Applications:

Civil Engineering	Building and bridge construction, concrete enhancement and corrosion protection

Adhesives	Automotive: hem flange adhesives and panel reinforcements

Construction: ceramic tiles, chemical dowels and marble

Aerospace: metal and composite laminates

Electronics: chip adhesives and solder masks

Electrical Applications:

Electronic Resins	Unclad sheets, paper impregnation and electrical laminates for printed circuit boards

Electrical Castings	Generators and bushings, transformers, medium and high-voltage switch gear components, post insulators, capacitors and automotive ignition coils

Principal Competitors: Olin, Nan Ya, Huntsman, Spolchemie, Leuna Harze and Aditya Birla (Thai Epoxy)

Products	Key Applications
Composites:

Composite Epoxy Resins	Pipes and tanks, automotive, sports (ski, snowboard, golf), boats, construction, aerospace, wind energy and industrial applications

Principal Competitors: Olin, Cytec-Solvay Group, BASF, Aditya Birla (Thai Epoxy), Gurit, Huntsman and Swancor

Products	Key Applications
Coating Applications:

Floor Coatings (LER, Solutions, Performance Products)	Chemically resistant, antistatic and heavy duty flooring used in hospitals, the chemical industry, electronics workshops, retail areas and warehouses

Ambient Cured Coatings (LER, Solid Epoxy Resin (“SER”) Solutions, Performance Products)	Marine (manufacturing and maintenance), shipping containers and large steel structures (such as bridges, pipes, plants and offshore equipment)

Waterborne Coatings (EPI-REZ™ Epoxy Waterborne Resins)	Substitutes of solvent-borne products in both heat cured and ambient cured applications

Principal Competitors: Olin, Huntsman, Nan Ya, Air Products and Cytec-Solvay Group

Basic Epoxy Resins and Intermediates

We are one of the world’s largest suppliers of basic epoxy resins, such as solid epoxy resin (“SER”) and LER. These base epoxies are used in a wide variety of industrial coatings applications. In addition, we are a major producer of bisphenol-A (“BPA”) and epichlorohydrin (“ECH”), key precursors in the downstream manufacture of basic epoxy resins and epoxy specialty resins. We internally consume the majority of our BPA, and virtually all of our ECH, which ensures a consistent supply of our required intermediate materials.

Products	Key Applications
Electrocoat (LER, SER, BPA)	Automotive, general industry and white goods (such as appliances)

Powder Coatings (SER, Performance Products)	White goods, pipes for oil and gas transportation, general industry (such as heating radiators) and automotive (interior parts and small components)

Heat Cured Coatings (LER, SER)	Metal packaging and coil-coated steel for construction and general industry

Principal Competitors: Olin, Huntsman, Nan Ya and the Formosa Plastics Group, Leuna, Kukdo and other Korean producers

Versatic Acids and Derivatives

We are the world’s largest producer of Versatic acids and derivatives. Versatic acids and derivatives are specialty monomers that provide significant performance advantages for finished coatings, including superior adhesion, hydrolytic stability, water resistance, appearance and ease of application. Our products include basic Versatic acids and derivatives sold under the Versatic™, VEOVA™ vinyl ester and CARDURA™ glycidyl ester names. Applications for these specialty monomers include decorative, automotive and protective coatings, as well as other uses, such as adhesives and intermediates.

Products	Key Applications
CARDURA™ glycidyl ester	Automotive repair/refinishing, automotive original equipment manufacturing (“OEM”) and industrial coatings

Versatic™ Acids	Chemical intermediates e.g. for peroxides, pharmaceuticals and agrochemicals and adhesion promoters e.g. for tires

VEOVA™ vinyl ester	Architectural coatings, construction and adhesives

Principal Competitors: ExxonMobil, Tianjin Shield and Hebei Huaxu

Phenolic Specialty Resins and Molding Compounds

We are one of the leading producers of phenolic specialty resins, which are used in applications that require extreme heat resistance and strength, such as after-market automotive and OEM truck brake pads, filtration, aircraft components and foundry resins. These products are sold under globally recognized brand names such as BORDEN, BAKELITE, DURITE and CELLOBOND. Our phenolic specialty resins are known for their binding qualities and are used widely in the production of mineral wool and glass wool used for commercial and domestic insulation applications.

We are currently expanding our phenolic specialty resins business in select regions where we believe there are prospects for strong long-term growth. In the second half of 2015, we acquired the remaining 50% interest in a joint venture that constructed a phenolic specialty resins manufacturing facility in China, which became operational in late 2014. This facility produces a full range of specialty novolac and resole phenolic resins used in a diverse range of applications, including refractories, friction and abrasives to support the growing auto and consumer markets in China.

Products	Key Applications
Phenolic Specialty Resins:

Composites and Electronic Resins	Aircraft components, ballistic applications, industrial grating, pipe, jet engine components, computer chip encasement and photolithography

Automotive Phenol Formaldehyde Resins	Acoustical insulation, engine filters, brakes, friction materials, interior components, molded electrical parts and assemblies

Construction Phenol Formaldehyde Resins and Urea Formaldehyde Resins	Fiberglass insulation, floral foam, insulating foam, lamp cement for light bulbs, molded appliance and electrical parts, molding compounds, sandpaper, fiberglass mat and coatings
Molding Compounds:

Phenolic, Epoxy, Unsaturated Polyesters	High performance automotive transmissions and under-hood components, heat resistant knobs and bases, switches and breaker components, pot handles and ashtrays

Glass	High load, dimensionally stable automotive underhood parts and commutators

Principal Competitors: Sumitomo (Durez), SI Group, Plenco, Dynea International, Arclin, Georgia-Pacific and Shenquan

Phenolic Encapsulated Substrates

We are a leading producer of phenolic encapsulated sand and ceramic substrates that are used in oil field services and foundry applications. Our highly specialized compounds are designed to perform well under extreme conditions, such as intense heat, high-stress and corrosive environments, that characterize oil and gas drilling and foundry industries. In the oil field services industry, our resin encapsulated proppants are used to enhance oil and gas recovery rates and extend well life.

Through our unconsolidated joint venture, HA-International, Inc. (“HAI”), we are also the leading producer by volume of foundry resins in North America. Our foundry resin systems are used by major automotive and industrial companies for precision engine block casting, transmissions and brake and drive train components. In addition to encapsulated substrates, in the foundry industry, we also provide phenolic resin systems and ancillary products used to produce finished metal castings.

Products	Key Applications
Oil & Gas Stimulation Services Applications:

Resin Encapsulated Proppants	Oil and gas fracturing

Foundry Applications:

Refractory Coatings	Thermal resistant coatings for ferrous and nonferrous applications

Resin Coated Sands and Binders	Sand cores and molds

Principal Competitors: Carbo Ceramics, Santrol, Preferred Sands, Patriot Proppants and Atlas Resins

Polyester Resins

We are one of the major producers of powder polyesters in Europe. We provide custom powder polyester resins to customers for use in industrial coatings that require specific properties, such as gloss and color retention, resistance to corrosion and flexibility. Polyester coatings are typically used in building construction, transportation, automotive, machinery, appliances and metal office furniture.

Products	Key Applications
Powder Polyesters	Outdoor durable systems for architectural window frames, facades and transport and agricultural machinery; indoor systems for domestic appliances and general industrial applications

Principal Competitors: DSM, Allnex, Nuplex and Arkema

Acrylic Resins

We are a significant supplier of water-based acrylic resins in Europe and North America. Acrylic resins are supplied as either acrylic homopolymers or as resins incorporating various comonomers that modify performance or cost. Water based acrylic homopolymers are used in interior trim paints and exterior applications where color, gloss retention and weathering protection are critical. Styrene is widely used as a modifying comonomer in our water-based acrylic resins. Styrene-acrylic copolymers are mainly used where high hydrophobicity, alkali and wet scrub resistance are required.

We are also a producer of acrylic acid and acrylic monomer in Europe, the key raw material in our acrylic resins. This ability to internally produce a key raw material gives us a cost advantage and ensures us adequate supply.

Products	Key Applications

Acrylic Dispersions	Architectural: Interior semi-gloss and high gloss, interior and exterior paints, stains and sealers, drywall primer, masonry coatings and general purpose

Industrial: Packaging, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives, textiles and automotive

Styrene-Acrylic Dispersions	Architectural: Interior matte to high gloss paints, interior and exterior paints, primer, masonry coatings and general purpose

Industrial: Building and construction, automotive OEM, general metal, wood, plastic coatings, traffic marking paint, industrial maintenance and transportation, adhesives and textiles

Principal Competitors: BASF, DSM, Dow, Arkema and Synthomer

Vinylic Resins

We are a supplier of water-based vinylic resins in Europe, North and South America. Vinylic resins might be either simple homopolymers of vinyl acetate or copolymers with acrylic, olefin, or other vinylic monomers to improve performance. A significant part of the vinylic resins we produce are spray dried to produce redispersible powders. We produce a wide range of specialty homopolymer and copolymer based powdered resins that are subsequently redispersed in water for primary applications in the building and construction market.

Products	Key Applications

Vinyl Acetate Homopolymer Dispersions	Packaging, paper and wood adhesives and textiles

Vinyl Acetate Copolymers	Packaging, paper and wood adhesives and textiles

Vinyl Acrylic Dispersion	Architectural applications

Redispersible Powders	Tile adhesives, external thermal insulation and finishing systems, self leveling underlayments, repair mortars, gypsum compounds, membranes and grouts

Principal Competitors: Celanese, Wacker, Vinavil, Elotex, Dairen and Dow

Forest Products Resins Segment

2015 Net Sales: $1,551 million

Formaldehyde Based Resins and Intermediates

We are the leading producer of formaldehyde-based resins for the North American forest products industry, and also hold significant positions in Europe, Latin America, Australia and New Zealand. Formaldehyde-based resins, also known as forest products resins, are a key adhesive and binding ingredient used in the production of a wide variety of engineered lumber products, including medium-density fiberboard (“MDF”), particleboard, oriented strand board (“OSB”) and various types of plywood and laminated veneer lumber (“LVL”). These products are used in a wide range of applications in the construction, remodeling and furniture industries. Forest products resins have relatively short shelf lives, and as such, our manufacturing facilities are strategically located in close proximity to our customers.

In addition, we are a significant producer of formaldehyde, a key raw material used to manufacture thousands of other chemicals and products, including the manufacture of methylene diphenyl diisocyanate (“MDI”) and butanediol (“BDO”). The majority of our formaldehyde requirements for the production of forest products resins are provided by internal production, giving us a competitive advantage versus our non-integrated competitors.

In the second half of 2015, we completed the expansion of our forest products resins manufacturing capacity in Brazil and the construction of a new formaldehyde plant in North America. In addition, we finalized construction of an additional formaldehyde plant in North America in early 2016. We believe this added capacity will enhance our ability to leverage the expected long-term growth in these regions.

Products	Key Applications
Forest Products Resins:

Engineered Wood Resins	Softwood and hardwood plywood, OSB, LVL, particleboard, MDF and decorative laminates

Specialty Wood Adhesives	Laminated beams, structural and nonstructural fingerjoints, wood composite I-beams, cabinets, doors, windows, furniture, molding and millwork and paper laminations

Wax Emulsions	Moisture resistance for panel boards and other specialty applications
Formaldehyde Applications:

Formaldehyde	MDI, BDO, herbicides and fungicides, scavengers for oil and gas production, fabric softeners, urea formaldehyde resins, phenol formaldehyde resins, melamine formaldehyde resins, hexamine and other catalysts

Principal Competitors: Arclin, Georgia-Pacific, Huntsman and BASF

For additional information about our segments, see Note 16 to the Consolidated Financial Statements of Hexion included elsewhere in this prospectus.

Marketing, Customers and Seasonality

Our products are sold to industrial users worldwide through a combination of a direct sales force that services our larger customers and third-party distributors that more cost-effectively serve our smaller customers. Our customer service and support network is made up of key regional customer service centers. We have global account teams that serve the major needs of our global customers for technical service and supply and commercial term requirements. Where operating and regulatory factors vary from country to country, these functions are managed locally.

In 2015, our largest customer accounted for less than 2% of our net sales, and our top ten customers accounted for approximately 13% of our net sales. Neither our overall business nor any of our reporting segments depends on any single customer or a particular group of customers; therefore, the loss of any single customer would not have a material adverse effect on either of our two reporting segments or the Company as a whole. Our primary customers are manufacturers, and the demand for our products is seasonal in certain of our businesses, with the highest demand in the summer months and lowest in the winter months. Therefore, the dollar amount of our backlog orders as of December 31, 2015 is not a significant indicator. Demand for our products can also be cyclical, as general economic health and industrial and commercial production levels are key drivers for our business.
International Operations

Our non-U.S. operations accounted for 60%, 57% and 57% of our sales in 2015, 2014 and 2013, respectively. While our international operations may be subject to a number of additional risks, such as exposure to foreign currency exchange risk, we do not believe that our foreign operations, on the whole, carry significantly greater risk than our operations in the United States. We plan to grow our business in the Asia-Pacific, Eastern Europe and Latin American markets, where the use of our products is increasing. Information about sales by geographic region for the past three years and long-lived assets by geographic region for the past two years can be found in in Note 16 to the Consolidated Financial Statements of Hexion included elsewhere in this prospectus. More information about our methods and actions to manage exchange risk and interest rate risk can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere herein.

Raw Materials

Raw material costs accounted for approximately 70% of our cost of sales in 2015. In 2015, we purchased approximately $2.6 billion of raw materials. The three largest raw materials that we use are phenol, methanol and urea, which collectively represented approximately 40% of our total raw material expenditures in 2015. The majority of raw materials that we use to manufacture our products are available from more than one source, and are readily available in the open market. We have long-term purchase agreements for certain raw materials that ensure the availability of adequate supply. These agreements generally have periodic price adjustment mechanisms and do not have minimum annual purchase requirements. Smaller quantity materials that are single sourced generally have long-term supply contracts to maximize supply reliability. Prices for our main feedstocks are generally driven by underlying petrochemical benchmark prices and energy costs, which are subject to price fluctuations. Although we seek to offset increases in raw material prices with increases in our product prices, we may not always be able to do so, and there are periods when price increases lag behind raw material price increases.

Research and Development

Our research and development activities are geared to developing and enhancing products, processes and application technologies so that we can maintain our position as the world’s largest producer of thermosetting resins. We focus on:

•	developing new or improved applications based on our existing product lines and identified market trends;

•	developing new resin products and applications for customers to improve their competitive advantage and profitability;

•	providing premier technical service for customers of specialty products;

•	providing technical support for manufacturing locations and assisting in optimizing our manufacturing processes;

•	ensuring that our products are manufactured consistent with our global environmental, health and safety policies and objectives;

•	developing lower cost manufacturing processes globally; and

•	expanding our production capacity.

We have over 400 scientists and technicians worldwide. Our research and development facilities include a broad range of synthesis, testing and formulating equipment and small-scale versions of customer manufacturing processes for applications development and demonstration.

More recently, we have focused research and development resources on the incorporation of green chemistry principles into technology innovations to remain competitive and to address our customers’ demands for more environmentally preferred solutions. Our efforts have focused on developing resin technologies that reduce emissions, maximize efficiency and increase the use of bio-based raw materials. Some examples of meaningful results of our investment in the development of green products include:

•	EPIKOTE™ / EPIKURE™ epoxy systems for wind energy applications, which provide superior mechanical and process properties, reducing air emissions when hours of energy are created;

•

EPIKOTE™ and Bakelite® resin systems for automotive applications, which produce lightweight automotive composite components and other automotive parts that allow customers to build cars with better mileage, reducing air emissions without sacrificing performance;

•	EcoBind™ Resin Technology, an ultra low-emitting binder resin used to produce engineered wood products;

•	Albecor-Bio™ Powder Coating Resins, which use a bio-based material for low-heat cure resulting in less energy and CO2 emissions; and

•	Epi-Rez™ Epoxy Waterborne Resins, which provide for lower volatile organic compounds, reducing air emissions;

In 2015, 2014 and 2013, our research and development and technical services expense was $65 million, $72 million and $73 million, respectively. We take a customer-driven approach to discover new applications and processes and provide customer service through our technical staff. Through regular direct contact with our key customers, our research and development associates can become aware of evolving customer needs in advance, and can anticipate their requirements to more effectively plan customer programs. We also focus on continuous improvement of plant yields and production capacity and reduction of fixed costs.

Intellectual Property

We own, license or have rights to over 1,200 patents and over 1,300 trademarks, as well as various patent and trademark applications and technology licenses around the world, which we currently use or hold for use in our operations. A majority of our patents relate to developing new products and processes for manufacturing and will expire between 2016 and 2034. We renew our trademarks on a regular basis. While we view our patents and trademarks to be valuable, because of the broad scope of our products and services, we do not believe that the loss or expiration of any single patent or trademark would have a material adverse effect on our results of operations, financial position or the continuation of our business.

Industry Regulatory Matters

Domestic and international laws regulate the production and marketing of chemical substances. Almost every country has its own legal procedures for registration and import. Of these, the laws and regulations in the European Union, the United States (Toxic Substances Control Act) and China are the most significant to our business. Additionally, other laws and regulations may also limit our expansion into other countries. Chemicals that are not included on one or more of these, or any other country’s chemical inventory lists, can usually be registered and imported, but may first require additional testing or submission of additional administrative information.

The European Commission enacted a regulatory system in 2006, known as Registration, Evaluation, Authorization and Restriction of Chemical substances (“REACH”), which requires manufacturers, importers and consumers of certain chemicals to register these chemicals and evaluate their potential impact on human health and the environment. As REACH matures, significant market restrictions could be imposed on the current and future uses of chemical products that we use as raw materials or that we sell as finished products in the European Union. Other countries may also enact similar regulations.

Environmental Regulations

Our policy is to operate our plants in a manner that protects the environment and health and safety of our employees, customers and communities. We have implemented company-wide environmental, health and safety policies managed by our Environmental, Health and Safety (“EH&S”) department and overseen by the EH&S Committee of Hexion Holdings’ Board of Managers. Our EH&S department provides support and oversight to our operations worldwide to ensure compliance with environmental, health and safety laws and regulations. This responsibility is executed via training, communication of EH&S policies, formulation of relevant policies and standards, EH&S audits and incident response planning and implementation. Our EH&S policies include systems and procedures that govern environmental emissions, waste generation, process safety management, handling, storage and disposal of hazardous substances, worker health and safety requirements, site security, emergency planning and response and product stewardship.

Our operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials, and we are subject to extensive environmental regulation at the federal, state and international levels. We are also exposed to the risk of claims for environmental remediation or restoration. Our production facilities require operating permits that are subject to renewal or modification. Violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs. In addition, statutes such as the federal Comprehensive Environmental Response, Compensation and Liability Act and comparable state and foreign laws impose strict, joint and several liability for investigating and remediating the consequences of spills and other releases of hazardous materials, substances and wastes at current and former facilities, as well as third-party disposal sites. Other laws permit individuals to seek recovery of damages for alleged personal injury or property damage due to exposure to hazardous substances and conditions at our facilities or to hazardous substances otherwise owned, sold or controlled by us. Therefore, notwithstanding our commitment to environmental management and environmental health and safety, we may incur liabilities in the future, and these liabilities may result in a material adverse effect on our business, financial condition, results of operations or cash flows.

Although our environmental policies and practices are designed to ensure compliance with international, federal and state laws and environmental regulations, future developments and increasingly stringent regulation could require us to make additional unforeseen environmental expenditures. In addition, our former operations, including our ink, wallcoverings, film, phosphate mining and processing, thermoplastics and food and dairy operations, may give rise to claims relating to our period of ownership.

We expect to incur future costs for capital improvements and general compliance under environmental laws, including costs to acquire, maintain and repair pollution control equipment. In 2015, we incurred related capital expenditures of $28 million. We estimate that capital expenditures in 2016 for environmental controls at our facilities will be between $40 million and $45 million. This estimate is based on current regulations and other requirements, but it is possible that a material amount of capital expenditures, in addition to those we currently anticipate, could be necessary if these regulations or other requirements or other facts change.

Employees

At December 31, 2015, we had approximately 5,100 employees. Approximately 45% of our employees are members of a labor union or are represented by workers’ councils that have collective bargaining agreements, including most of our European employees. We believe that we have good relations with our union and non-union employees.

Our Board of Directors and sole shareholder expect honest and ethical conduct from every employee. We strive to adhere to the highest ethical standards in the conduct of our business and to comply with all laws and regulations that are applicable to the business. Each employee has a responsibility to maintain and advance the ethical values of the Company. In support of this, our employees receive training to emphasize the importance of compliance with our Code of Business Ethics.

Properties

Our headquarters are in Columbus, Ohio and we have European executive offices in Rotterdam, Netherlands. Our major manufacturing facilities are primarily located in North America and Europe. As of December 31, 2015, we operated 27 domestic production and manufacturing facilities in 14 states and 38 foreign production and manufacturing facilities primarily in Australia, Brazil, Canada, China, Colombia, the Czech Republic, Finland, France, Germany, Italy, Korea, Malaysia, Netherlands, New Zealand, Spain, Thailand, the United Kingdom and Uruguay.

The majority of our facilities are used for the production of thermosetting resins, and most of them manufacture more than one type of thermosetting resin, the nature of which varies by site. These facilities typically use batch technology, and range in size from small sites, with a limited number of reactors, to larger sites, with dozens of reactors. One exception to this is our plant in Deer Park, Texas, the only continuous-process epoxy resins plant in the world, which provides us with a cost advantage over conventional technology.

In addition, we have the ability to internally produce key intermediate materials such as formaldehyde, BPA, ECH, versatic acid and acrylic acid. This backward integration provides us with cost advantages and facilitates our adequacy of supply. These facilities are usually co-located with downstream resin manufacturing facilities they serve. As these intermediate materials facilities are often much larger than a typical resins plant, we can capture the benefits of manufacturing efficiency and scale by selling material that we do not use internally to third parties.

We believe our production and manufacturing facilities are well maintained and effectively utilized and are adequate to operate our business. Following are our more significant production and manufacturing facilities and executive offices:

Location	Nature of Ownership	Reporting Segment
Argo, IL*	Owned	Epoxy, Phenolic and Coating Resins
Barry, UK*	Owned	Epoxy, Phenolic and Coating Resins
Brady, TX	Owned	Epoxy, Phenolic and Coating Resins
Deer Park, TX*	Owned	Epoxy, Phenolic and Coating Resins
Duisburg-Meiderich, Germany	Owned	Epoxy, Phenolic and Coating Resins
Iserlohn-Letmathe, Germany	Owned	Epoxy, Phenolic and Coating Resins
Lakeland, FL	Owned	Epoxy, Phenolic and Coating Resins
Louisville, KY	Owned	Epoxy, Phenolic and Coating Resins
Moerdijk, Netherlands*	Owned	Epoxy, Phenolic and Coating Resins
Norco, LA*	Owned	Epoxy, Phenolic and Coating Resins
Onsan, South Korea	Owned	Epoxy, Phenolic and Coating Resins
Pernis, Netherlands*	Owned	Epoxy, Phenolic and Coating Resins
Ribecourt, France	Owned	Epoxy, Phenolic and Coating Resins
Sokolov, Czech Republic	Owned	Epoxy, Phenolic and Coating Resins
Solbiate Olona, Italy	Owned	Epoxy, Phenolic and Coating Resins
Zhenjiang, China	Owned	Epoxy, Phenolic and Coating Resins
Curitiba, Brazil	Owned	Forest Products Resins
Montenegro, Brazil	Owned	Forest Products Resins
Edmonton, AB, Canada	Owned	Forest Products Resins
Fayetteville, NC	Owned	Forest Products Resins
Geismar, LA	Owned	Forest Products Resins
Gonzales, LA	Owned	Forest Products Resins
Hope, AR	Owned	Forest Products Resins
Kitee, Finland	Owned	Forest Products Resins
Springfield, OR	Owned	Forest Products Resins
St. Romuald, QC, Canada	Owned	Forest Products Resins
Columbus, OH†	Leased	Corporate and Other
Rotterdam, Netherlands†	Leased	Corporate and Other
Shanghai, China†	Leased	Corporate and Other

*	We own all of the assets at this location. The land is leased.
†	Executive offices.

Legal Proceedings

We are involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in the ordinary course of business, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The following claims represent material proceedings outstanding that are not in the ordinary course of business.

Sokolov, Czech Republic Groundwater Contamination

The Sokolov, Czech Republic facility has soil and groundwater contamination which pre-dates privatization and acquisition of the facility by Eastman in 2000. The investigation phase of the site remediation project has been completed, and building demolition and removal of waste is underway. The National Property Fund has provided us a written commitment to reimburse all site investigation and remediation costs up to approximately

$73 million. The Company’s current estimate for site remediation is significantly less than the maximum amount the National Property Fund has committed to the project.

Environmental Damages to the Port of Paranagua, Brazil

On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At December 31, 2015, the amount of the assessment, including tax, penalties, monetary correction and interest, is 43 million Brazilian reais, or approximately $11 million.

EPA Risk Management Plan Inspection

In December 2013, the USEPA conducted an inspection at one of our U.S. manufacturing facilities, which identified alleged violations of USEPA’s Risk Management Plan regulations. We have met with US EPA to discuss a potential administrative settlement to resolve this matter, along with a hazardous materials release matter that occurred subsequent to the inspection. Potential fines, penalties or other costs associated with this matter are currently unknown.

Other Litigation

For a discussion of certain other legal contingencies, refer to Note 9 to the Consolidated Financial Statements of Hexion included elsewhere in this prospectus.

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

The supervision of our management and the general course of the Company’s affairs and business operations is entrusted to the Board of Managers of our indirect parent, Hexion Holdings LLC (“Hexion Holdings”).

Set forth below are the names, ages and current positions of our executive officers and the members of the Hexion Holdings Board of Managers as of March 1, 2016.

Name	Age	Position
Craig O. Morrison	60	Director, Chairman, President and Chief Executive Officer
George F. Knight	59	Director, Executive Vice President and Chief Financial Officer
Dr. William H. Joyce	80	Director
Robert Kalsow-Ramos	30	Director
Scott M. Kleinman	43	Director
Geoffrey A. Manna	54	Director
Dr. Jonathan D. Rich	60	Director
David B. Sambur	35	Director
Marvin O. Schlanger	67	Director
Joseph P. Bevilaqua	60	Executive Vice President, President—Epoxy, Phenolic and Coating Resins Division
Dale N. Plante	58	Executive Vice President, President—Forest Products Division
Judith A. Sonnett	59	Executive Vice President—Human Resources
Nathan E. Fisher	50	Executive Vice President—Procurement
Anthony B. Greene	56	Executive Vice President—Business Development and Strategy
Douglas A. Johns	58	Executive Vice President and General Counsel
Karen E. Koster	53	Executive Vice President—Environmental, Health & Safety
Kevin W. McGuire	56	Executive Vice President—Business Process and IT

Craig O. Morrison was elected President and Chief Executive Officer and a director of the Company effective March 25, 2002 and was named Chairman of the Board of Directors on June 1, 2005. He has also served as President and CEO and a director of Hexion Holdings since October 1, 2010. Mr. Morrison served as President and Chief Executive Officer and a Director of MPM from October 1, 2010 to October 24, 2014. MPM and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in April 2014 and emerged from Chapter 11 on October 24, 2014. Prior to joining our Company, he served as President and General Manager of Alcan Packaging’s Pharmaceutical and Cosmetic Packaging business from 1999 to 2002. From 1993 to 1998 he was President and General Manager for Van Leer Containers, Inc. Prior to joining Van Leer Containers, Mr. Morrison served in a number of management positions with General Electric’s Plastics division from March 1990 to November 1993, and as a consultant with Bain and Company from 1987 to 1990. He is a member of the Environmental, Health and Safety and Executive Committees of the Board of Managers of Hexion Holdings. Mr. Morrison’s position as President and Chief Executive Officer, his extensive management experience, and his skills in business leadership and strategy qualify him to serve as a director of the Company and on the Board of Managers of Hexion Holdings.

George F. Knight was elected Executive Vice President and Chief Financial Officer and a director of the Company and Hexion Holding effective January 1, 2016. He served as Senior Vice President—Finance and Treasurer of the Company from June 1, 2005 to December 31, 2015, having been Vice President, Finance and Treasurer since July 2002. He has also served as Executive Vice President and Chief Financial Officer and a director of Hexion Holdings since January 1, 2016. Mr. Knight also served as Senior Vice President-Finance and Treasurer for MPM and Hexion Holdings from October 1, 2010 and November 1, 2010, respectively, until

December 31, 2015. Mr. Knight joined the Company in 1997 and served until 2009 as Director and then Vice President of Mergers and Acquisitions—Finance for Borden, Inc. From 1999-2001 he served as Vice President of Finance for Borden Foods Corporation.

Dr. William H. Joyce has been a member of the Board of Managers of Hexion Holdings since October 1, 2010. Since 2008, Dr. Joyce has been the Chairman and CEO of Advanced Fusion Systems. He is the retired, former chief executive officer and chairman of Nalco Holding Company, positions he held from November 2003 until his retirement in December 2007. Prior to his appointment as chief executive officer and chairman of Nalco Company, Dr. Joyce served as chief executive officer and chairman at Hercules Incorporated and prior to that at Union Carbide. Dr. Joyce holds a B.S. degree in Chemical Engineering from Penn State University, and M.B.A. and Ph.D. degrees from New York University. Dr. Joyce received the National Medal of Technology Award in 1993 from President Clinton, the Plastics Academy’s Lifetime Achievement Award in 1997, and the Society of Chemical Industry Perkin Medal Award in 2003. Dr. Joyce also serves as a trustee and Vice Chairman of the Universities Research Association and is a board leadership fellow of the National Association of Corporate Directors. During the past five years, he also served on the board of directors of El Paso Corporation, CVS Caremark Corporation, and Momentive Performance Materials Holdings Inc. He is a Chair of the Environmental, Health and Safety committee of the Hexion Holdings LLC Board of Managers. Dr. Joyce’s extensive management experience, and his skills in business leadership and strategy, qualify him to serve on the Board of Managers of Hexion Holdings.

Robert Kalsow-Ramos was elected a member of the Board of Managers of Hexion Holdings on October 27, 2014. Mr. Kalsow-Ramos is a Principal in the Apollo Global Management’s Private Equity Group, where he has worked since 2010. Prior to joining Apollo, Mr. Kalsow-Ramos was a member of the Transportation Investment Banking Group at Morgan Stanley from 2008 to 2010. He also serves on the Board of Directors of MPM Holdings Inc., which is affiliated with Apollo. Within the past five years, Mr. Kalsow-Ramos was a member of Noranda Aluminum Holding Corporation. He is a member of the Hexion Holdings Board of Managers’ Compensation Committee and Chair of its Audit Committee. In light of our ownership structure and his extensive finance and business experience, we believe it is appropriate for Mr. Kalsow-Ramos to serve on the Board of Managers of Hexion Holdings.

Scott M. Kleinman served as a director of the Company from August 12, 2004 to October 1, 2010, and again from February 12, 2014 to October 27, 2014. He was elected a member of the Board of Managers of Hexion Holdings on October 1, 2010. He is the Lead Partner for Private Equity at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman also serves on the Board of Directors of the following companies affiliated with Apollo: MPM Holdings Inc., CH2M Hill Companies, Ltd., Vectra Corp., and Verso Corporation. Within the past five years, Mr. Kleinman was also a director of Verso Paper Holdings, LLC , Noranda Aluminum Holding Corporation, Realogy Holdings Corp., Lyondell Basell Industries N.V., and Taminco Corporation. He is a member of the Compensation and Executive Committees of the Hexion Holdings Board of Managers. In light of our ownership structure and Mr. Kleinman’s position with Apollo and his extensive finance and business experience, we believe it is appropriate for Mr. Kleinman to serve on the Board of Managers of Hexion Holdings.

Geoffrey A. Manna was elected a director of the Company on September 30, 2013 and served until October 27, 2014 at which time he resigned and was elected a member of the Board of Managers of Hexion Holdings. Since 2008, he has been an independent consultant principally focused on financial advisory and interim management engagements such as Chief Operating Officer and Chief Financial Officer oriented roles for companies ranging from small middle market to multi-billion market capitalization public companies across several industry sectors, including media, healthcare, building products and energy distribution & logistics. He served in management and operating roles in leveraged finance and investment banking from 1995 to 2008. From June 2006 to June 2008 he served as Managing Director for The Royal Bank of Scotland. From June 2004 to June 2006 he served as Managing Director for BNP Paribas. From July 1999 to June 2004 he served as Chief Operating Officer-Financial Sponsors Group and Director for Credit Suisse First Boston. From July 1995 to

July 1999 he served as Vice President for Deutsche Bank and its predecessor companies Bankers Trust Company and BT Securities. Prior to that, from July 1991 to January 1994 he held the position of Director-Finance for US WEST Capital where he directed financial management and merger and acquisition projects. Before that, he was employed at KPMG for eight years as a Senior Manager and managed over 50 audit engagements and special projects for major public and private companies, including General Electric and GE Capital Corporation. Until his resignation, Mr. Manna served as a member of the Company’s Audit Committee. He currently serves as a member of the Audit Committee of the Board of Managers of Hexion Holdings. Mr. Manna’s extensive experience in finance and business qualifies him to serve on the Board of Managers of Hexion Holdings.

Dr. Jonathan D. Rich has been a member of the Board of Managers of Hexion Holdings since October 1, 2010 where he serves on the Environmental, Health and Safety Committee. Dr. Rich is a director, chief executive officer and Chairman of Berry Plastics Group Inc., holding these positions since October 2010. Beginning in 2002, Dr. Rich was President, North American Tire-Goodyear Tire and Rubber Company, and chairman of the board, Goodyear Dunlop Tires NA. At Goodyear, he had previously served as Director, Chemical R&D and as president of Goodyear Chemical. Dr. Rich began his career at GE in 1982 as a research chemist with Corporate R&D and progressed through a series of management positions to become Manager of Operational Excellence at GE Silicones from 1996 to 1998. He was then promoted to Technical Director, GE Bayer Silicones in Germany from 1998 to 2000. He served as a director of MPM and MPM Holdings, and as president and chief executive officer from June 2007 to October 2010. Dr. Rich’s previous officer and director positions, his extensive management experience, and his skills in business leadership and strategy, qualify him to serve on the Board of Managers of Hexion Holdings.

David B. Sambur was elected a member of the Board of Managers of Hexion Holdings on October 1, 2010. He served as a director of the Company from October 1, 2010 to October 28, 2014. He is a Partner at Apollo, where he has worked since 2004. He was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. from 2002 to 2004. He is also a director of AP Gaming Holdco, Inc., MPM Holdings Inc., Verso Corporation, Caesars Entertainment Corporation, Caesars Entertainment Operating Company, Inc., and Caesars Acquisition Company, all companies affiliated with Apollo. Within the past five years, Mr. Sambur was also a member of the Verso Paper Holdings, LLC Board of Managers and the Momentive Performance Materials Inc. and Hexion Inc. Boards of Directors. He is a member of the Audit and Executive Committees and Chair of the Compensation Committee of the Board of Managers of Hexion Holdings. During 2014, he also served on the Audit and Compensation Committees of the Board of Directors of the Company. In light of our ownership structure and his extensive financial and business experience, we believe it is appropriate for Mr. Sambur to serve on the Board of Managers of Hexion Holdings.

Marvin O. Schlanger was appointed a member of the Board of Managers of Hexion Holdings on October 1, 2010 and serves on the Board’s Environmental, Health and Safety Committee. Since October 1998, Mr. Schlanger has been a principal in the firm of Cherry Hill Chemical Investments, LLC, which provides management services and capital to the chemical and allied industries. Prior to October 1998, he held various positions with ARCO Chemical Company, serving as President and Chief Executive Officer from May 1998 to July 1998 and as Executive Vice President and Chief Operating Officer from 1994 to May 1998. He served as Chairman and Chief Executive Officer of Resolution Performance Products LLC and RPP Capital Corporation from November 2000 and Chairman of Resolution Specialty Materials Company from August 2004 until the formation of Hexion Specialty Chemicals, Inc. in May 2005. Mr. Schlanger is also a director and the Chairman of the Board of CEVA Group Plc, and a director of UGI Corporation, UGI Utilities Inc. and Amerigas Partners, LP, Vectra Corporation, and MPM Holdings Inc. Mr. Schlanger was formerly Chairman of the Supervisory Board of Lyondell Basell Industries N.V. and Chairman of Covalence Specialty Materials Corp. He also serves on the Board of WHYY public television in the Philadelphia region. Mr. Schlanger’s extensive finance and business experience qualifies him to serve on the Board of Managers of Hexion Holdings.

Joseph P. Bevilaqua is an Executive Vice President and President of the Epoxy, Phenolic and Coating Resins Division of the Company. Since August 10, 2008, he has been responsible for the epoxy and phenolic resins businesses and in October 2010, the coatings business was added to his division responsibilities. Prior to that, he was Executive Vice President and President of the Phenolic and Forest Products Division, a position he held from January 2004 to August 2008. Mr. Bevilaqua joined the Company in April 2002 as Vice President-Corporate Strategy and Development. From February 2000 to March 2002, he was the Vice President and General Manager of Alcan’s global plastics packaging business. Prior to Alcan, Mr. Bevilaqua served in leadership positions with companies such as General Electric, Woodbridge Foam Corporation and Russell-Stanley Corporation.

Dale N. Plante was elected an Executive Vice President and appointed President of the Forest Products Division of the Company on September 1, 2008. In this role, Mr. Plante is responsible for the Company’s global forest products resins and formaldehyde businesses. Mr. Plante has held a number of assignments with increasing responsibility in his thirty-five years in the forest products sector with the Company and its predecessors. Prior to becoming President of the Forest Products division, in 2005 Mr. Plante relocated from Canada to Rotterdam to become the Managing Director of Forest Products and Formaldehyde—Europe. In 2007, Mr. Plante was promoted to Vice President and Managing Director of Forest Products and Formaldehyde—Europe. Prior to 2005, Mr. Plante was located in Canada working for the Company’s Canadian subsidiary and, from 2004-2005, was North American Sales Manager—Wood Fiber.

Judith A. Sonnett was elected Executive Vice President—Human Resources of the Company in September 2007 and the same position for Hexion Holdings on October 27, 2014. She also served as Executive Vice President—Human Resources of Momentive Performance Materials Inc. from October 1, 2010 to December 15, 2014. She has served in various HR leadership roles for the Company and its predecessors since November 1998. Prior to her election to her current position, Ms. Sonnett was Vice President—People and Organizational Development from November 2004 thru September 2007, and prior to that, she held the title Vice President, Human Resources for Borden Chemical Inc. from November 1998 thru November 2004. From 1995 to 1998 Ms. Sonnett worked in Human Resources for W.L. Gore and Associates.

Nathan E. Fisher was elected Executive Vice President—Procurement of the Company on June 1, 2005. He also serves as Executive Vice President—Procurement of Momentive Performance Materials Inc., having been elected to that position on October 1, 2010. Mr. Fisher joined the Company in March 2003 as Director of Strategic Sourcing and was promoted to Vice President—Global Sourcing in September 2004.

Anthony B. Greene was elected Executive Vice President, Business Development and Strategy of the Company on October 1, 2010 and provided his services to the Company under the Shared Services Agreement with MPM until July 2015 when he became an employee of the Company. Prior to joining the Company, Mr. Greene had been employed by Momentive Performance Materials Inc. since its formation on December 4, 2006. He served MPM as Global Financial Planning and Analysis Manager from December 2006 to January 2010 when he was appointed Global Business Development Leader. Prior to December 2006, he served as Global Financial Planning and Analysis Manager for GE Advanced Materials since 2005. Mr. Greene joined GE in 1981 where he held numerous financial management roles in a wide variety of GE businesses in the U.S., Asia and Europe.

Douglas A. Johns joined the Company on May 9, 2015 but had served as Executive Vice President and General Counsel under the Shared Services Agreement with MPM since October 1, 2010. He also serves as Executive Vice President, General Counsel and Secretary of Hexion Holdings. Mr. Johns was employed by Momentive Performance Materials Inc., serving as its General Counsel and Secretary from its formation on December 4, 2006 until October 24, 2014. Prior to that time, Mr. Johns served as General Counsel for GE Advanced Materials, a division of the General Electric Company from 2004 to December 2006. Mr. Johns began his career as a trial lawyer at the U.S. Department of Justice and was in private practice before joining GE in 1991, where he served as Senior Counsel for global regulatory and environmental matters and Senior Business Counsel at GE Plastics’ European headquarters in Bergen Op Zoom, The Netherlands from 2001 to 2004.

Karen E. Koster was elected Executive Vice President-Environmental, Health & Safety of the Company effective August 8, 2011 and the same position for Hexion Holdings on October 27, 2014. Ms. Koster also served in that capacity for Momentive Performance Materials Inc. from August 8, 2011 to December 15, 2014. Prior to joining the Company, Ms. Koster held various environmental services and legal management roles at Cytec Industries where, from August 2002, she served as Vice President, Safety, Health and Environment.

Kevin W. McGuire was reelected Executive Vice President—Business Process and IT effective May 2014. Mr. McGuire joined the Company in 2002 as its Chief Information Officer. He was promoted to Executive Vice President Business Processes and Information Technology for the Company in June 1, 2005 and served in that role until October 2013 when he assumed the role of Executive Vice President Asia Infrastructure and Integration until May 2014. Mr. McGuire also served as Executive Vice President Business Processes and Information Technology for MPM from October 2010 to October 2013 and served as Executive Vice President Asia Infrastructure and Integration for MPM from October of 2013 to May of 2014.

Nominating Committee

Since Hexion is a controlled company, Hexion Holdings has no Nominating Committee nor does it have written procedures by which security holders may recommend nominees to its Board of Managers.

Audit Committee Financial Expert

Since Hexion is not a listed issuer, there are no requirements that Hexion Holdings have an independent Audit Committee. Hexion Holdings’ Audit Committee consists of Messrs. Seminara, Sambur and Manna, each of whom qualifies as an audit committee financial expert, as such term is defined in Item 407(d)(5) of Regulation S-K.

Code of Ethics

We have a Code of Business Ethics that applies to all associates, including our Chief Executive Officer and senior financial officers. These standards are designed to deter wrongdoing and to promote the honest and ethical conduct of all employees. Our Code of Business Ethics is posted on our website: www.hexion.com under “Investor Relations – Corporate Governance.” Any substantive amendment to, or waiver from, any provision of the Code of Business Ethics with respect to any senior executive or financial officer shall be posted on this website.

Compensation Discussion and Analysis

Overview

In this Compensation Discussion and Analysis, we describe our process of determining the compensation and benefits provided to our “Named Executive Officers” (“NEOs”). Our 2015 NEOs are: Craig O. Morrison, President and Chief Executive Officer (our “CEO”); William H. Carter, Executive Vice President and Chief Financial Officer (our “CFO”); Joseph P. Bevilaqua, Executive Vice President and President, Epoxy, Phenolic and Coating Resins Division (“EPCD”); Douglas A. Johns, Executive Vice President, Secretary and General Counsel; and Dale N. Plante, Executive Vice President and President, Forest Products Division (“FPD”).

Each of our NEOs is employed by the Company. Mr. Johns was employed by Momentive Performance Materials Inc. (“MPM”), an affiliate of the Company, until May 8, 2015, when he became an employee of Hexion. During 2015, none of our Named Executive Officers provided services under the Shared Services Agreement (the “SSA”) with MPM.

Oversight of the Executive Compensation Program

The Board of Managers of the Company’s parent holding company, Hexion Holdings, is responsible for governance of the Company, including the responsibility for determining the compensation and benefits of our executive officers. All executive compensation decisions made during 2015 for our NEOs were made by the Compensation Committee of the Hexion Holdings Board of Managers (the “Committee”).

The Committee sets the principles and strategies that guide the design of our executive compensation program. The Committee annually evaluates the performance and compensation levels of the NEOs. This annual compensation review process includes an evaluation of key objectives and measurable contributions to ensure that incentives are not only aligned with the Company’s strategic goals, but also enable us to attract and retain a highly qualified and effective management team. Based on this evaluation, the Committee approves each executive officer’s compensation level, including base salary, annual incentive opportunities and long-term incentive opportunities.

Use of Compensation Data

In order to obtain a general understanding of current compensation practices when setting total compensation levels for our NEOs, the Committee considers broad-based competitive market data on total compensation packages provided to executive officers with similar responsibilities at comparable companies. Such companies include those within the chemical industry, as well as those with similar revenues and operational complexity outside the chemical industry. As warranted, the Committee may use data obtained from third-party executive compensation salary surveys when determining appropriate total compensation levels for our NEOs.

Executive Summary

Executive Compensation Objectives and Strategy

Our executive compensation program is designed to set compensation and benefits at a level that is reasonable, internally fair and externally competitive. Specifically, the Committee is guided by the following objectives:

•

Pay for Performance. We emphasize pay for performance based on achievement of company operational and financial objectives and the realization of personal goals. We believe that a significant portion of each executive’s total compensation should be variable and contingent upon the achievement of specific and measurable financial and operational performance goals.

•

Align Incentives with Shareholders. Our executive compensation program is designed to focus our NEOs on our key strategic, financial and operational goals that will translate into long-term value creation for our shareholders.

•

Balance Critical Short-Term Objectives and Long-Term Strategy. We believe that the compensation packages we provide to our NEOs should include a mix of short-term, cash-based incentive awards that encourage the achievement of annual goals, and long-term cash and equity elements that reward long-term value creation for the business.

•

Attract, Retain and Motivate Top Talent. We design our executive compensation program to be externally competitive in order to attract, retain and motivate the most talented executive officers who will drive company objectives.

•

Pay for Individual Achievement. We believe that each executive officer’s total compensation should correlate to the scope of his or her responsibilities and relative contributions to the Company’s performance.

2015 Executive Compensation Highlights

•

The Company continued its focus on (i) motivating our NEOs to deliver improved performance and (ii) retaining key talent during difficult business cycles through the use of long-term time-based cash awards.

•

The Committee reviewed the base salaries of our NEOs in the first quarter of the year. After considering the accomplishments of our NEOs, the Committee determined the appropriate increase to base salary in light of each NEO’s achievement of specific company, divisional and individual goals in 2014. Consistent with our practice of the last three years, we delayed our annual merit base salary increases to our NEOs until July 2015.

•

We generally continued our executive compensation program in other respects. For example, we adopted an annual cash incentive plan for 2015, which was designed to reward our NEOs for delivering increased value to the organization based on the achievement of annual financial goals and environmental health and safety objectives.

•

Apollo, as the Company’s controlling shareholder, and its representatives continue to be actively involved in making recommendations regarding the structure of our executive compensation program and the amounts payable to our NEOs. The Company is not currently required to hold a shareholder advisory “say-on-pay” vote.

Evaluating Company and Individual Performance

In determining 2015 compensation, the Committee considered the following accomplishments of our NEOs in 2014:

•

Mr. Morrison, our President and Chief Executive Officer: Mr. Morrison recommended to the Committee that his base salary be reduced to reflect his reduced responsibilities in 2015 as a result of the October 2014 separation of MPM’s business and his resignation as Chairman and Chief Executive Officer of MPM. The Committee considered Mr. Morrison’s outstanding and enduring leadership of the business, but accepted his recommendation of an adjustment to base salary, which was effective in July 2015.

•

Mr. Carter, our Executive Vice President and Chief Financial Officer: The Committee considered his exceptional expert knowledge base and leadership of the global finance team during a very challenging and turbulent 2014. The Committee also recognized his effective leadership of the MPM balance sheet restructuring process.

•

Mr. Bevilaqua, our Executive Vice President and President—EPCD: The Committee recognized (i) his leadership in building a strong bench of general managers, (ii) the leadership he provided as the acting general manager of the oilfield business during the second half of 2014 and (iii) the critical role he played in managing significant supply disruptions in 2014.

•

Mr. Johns, our Executive Vice President and General Counsel: The Committee recognized the strong cross-functional leadership Mr. Johns provides in the senior leadership team, his exceptional leadership of the Company’s Legal function (both internal and external legal resources) and the critical role he played in leading the MPM restructuring process.

•

Mr. Plante, our Executive Vice President and President—FPD: The Committee considered the third year of record profits he delivered in the Forest Products Division and Mr. Plante’s leadership in driving continued process improvement and cost-reduction programs across his division.

Components of Our Executive Compensation Program

The principal components of our executive compensation program are as follows:

Type	Components
Annual Cash Compensation	Base Salary
Annual Incentive Awards
Discretionary Awards
Long-Term Incentives	Equity Awards
Long-Term Cash Awards
Benefits	Health, Welfare and Retirement Benefits
Other	International Assignment Compensation
Change-in-Control and Severance Benefits

The following section describes each of these components in further detail.

1. Annual Cash Compensation

Base Salaries

The annual base salaries of our NEOs are designed to be commensurate with professional status, accomplishments, scope of responsibility, overall impact on the organization, and the size and complexity of the business or functional operations managed. The annual base salaries of our NEOs are also intended to be externally competitive with the market.

The Committee reviews our NEOs’ base salary levels (i) annually, in conjunction with annual performance reviews, and (ii) in conjunction with new hires, promotions or significant changes in job responsibilities. In approving increases to base salaries, the Committee considers various factors, such as job performance, total target compensation, impact on value creation and the externally competitive marketplace. The Committee reviews the performance and achievements of the NEOs as a part of determining whether any increases are merited based on the prior year’s performance.

Mr. Morrison’s and Mr. Carter’s 2015 base salaries reflect their reduced responsibilities resulting from MPM’s emergence from bankruptcy in October 2014. Messrs. Bevilaqua, Plante and Johns received merit increases in base salary in recognition of accomplishments in 2014 (described above under “Evaluating Company and Individual Performance”). The base salary change for each NEO is shown in the table below.

Name	2015 Base Salary	2014 Base Salary	2015 Increase (Decrease)
Mr. Morrison	$850,000	$1,102,500	(22.90)%
Mr. Carter	786,698	786,698	—%
Mr. Bevilaqua	631,108	612,726	3.00%
Mr. Johns	517,212	497,320	4.00%
Mr. Plante	455,358	413,961	10.00%

Annual Incentive Awards

Our annual incentive compensation plan is a short-term performance incentive designed to reward participants for delivering increased value to the organization against specific financial and other critical business objectives. Annual incentive compensation awards are targeted at a level that, when combined with base salaries and other components of our total rewards program, is intended to yield total annual compensation that is competitive in the external marketplace, while performance above the target is intended to yield total annual compensation above the market median.

The performance targets for the applicable components of the annual incentive compensation plan are identical for executives and other eligible, salaried associates. We strive to set annual incentive award targets that are achievable only through strong performance, believing that this motivates our executives and other participants to deliver ongoing value creation, while allowing the Company to attract and retain highly talented senior executives. Annual incentive award targets are determined in connection with the development of an overall budget for Hexion Holdings and its subsidiaries. Performance measures may be based on a number of factors, such as our prior-year performance, current market trends, anticipated synergies, integration efforts around acquired assets or businesses, potential pricing actions, raw material projections, the realization of planned productivity initiatives, expansion plans, new product development, environmental, health and safety, and other strategic factors that could potentially impact operations.

The 2015 Annual Incentive Compensation Plan

In early 2015, the Committee approved the 2015 annual incentive compensation plan for associates of the Company and its subsidiaries, which we refer to as the “2015 ICP.” Under the 2015 ICP, our NEOs and other eligible participants had the opportunity to earn annual cash incentive compensation based upon the achievement of certain financial and environmental health and safety (“EH&S”) goals.

The performance goals under the 2015 ICP for our NEOs are based upon the achievement of both corporate and division goals to recognize their significant leadership responsibilities. Our NEO’s with corporate roles—Messrs. Morrison, Carter and Johns—had 62.5% of their target bonus opportunity based on the achievement of corporate financial and EH&S targets and 37.5% based on the achievement of division financial targets. We believe that our Division Presidents’ incentive compensation must have a strong tie to division performance where they have the greatest impact and closest line of sight; therefore, our NEO’s with operating division responsibilities—Messrs. Bevilaqua and Plante—had 80% of their target bonus opportunity based on the achievement of division financial and EH&S targets and 20% based on the achievement of corporate financial targets.

The performance goals were established based on the following measures:

Performance Goal	Description	2015 Target
Segment EBITDA

Segment EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-cash and other income and expenses and discontinued operations) was used as the primary profitability measure for determining the level of financial performance for management and executive annual incentive compensation purposes.

Segment EBITDA of Hexion Holdings in 2015 (“Hexion Segment EBITDA”) corresponds to the sum of our Segment EBITDA as defined herein. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” elsewhere herein for a reconciliation of Hexion Segment EBITDA to Net Income (loss).

The Hexion Segment EBITDA target for 2015 was set based upon factors impacting Hexion Holdings’ operating subsidiaries, including, but not limited to, competitive business dynamics in the markets, raw material trends, anticipated business unit growth, anticipated cost synergies and business unit budget projections. For the 2015 ICP, the targeted Hexion Segment EBITDA was $470 million.

Performance Goal	Description	2015 Target
Cash Flow	Cash flow encompasses Segment EBITDA, net trading capital improvement and/or usage, capital spending and interest paid along with other smaller operating cash flow items such as income taxes paid and pension contributions. The purpose of this component is to increase focus on cost control and cost reduction actions to preserve an adequate amount of liquidity to fund operations and capital expenditures, service debt and ultimately sustain the business through difficult economic cycles.	The cash flow targets were established as a result of budget projections. For the 2015 ICP, the targeted cash flow for Hexion Holdings was a net usage of cash equal to $25 million.

Environmental Health & Safety (EH&S)	As a chemical manufacturer, our operations involve the use of hazardous materials, and are subject to extensive environmental regulation. As a result, EH&S is a core value and a critical focus for all associates.

For the 2015 ICP, we established severe incident factor (“SIF”) and total environmental incidents (“ERI”) goals as our EH&S targets, and set goals for Hexion Holdings and the Company’s divisions.

SIF’s are incidents that have the potential to cause a severe incident or fatality. Hexion Holdings had 12 SIF’s in 2014. The 2015 goal for Hexion Holdings was to reduce the number of SIFs to 10 or fewer, or a targeted 17% improvement compared to 2014.

Hexion Holdings ended 2014 with 46 total environmental incidents. The 2015 goal for ERI was intended to continue to drive focus and improvement in our ongoing commitment to the communities in which we operate. The 2015 goal was to reduce ERI to 41 or fewer incidents, which represents an approximate 11% improvement from prior year.

Each of the 2015 performance goals was measured independently such that a payout of one element was not dependent upon the achievement of the others. This was intended to keep associates focused on driving continuous improvement in EH&S and cash flow, in addition to EBITDA.

Awards under the 2015 ICP were calculated as follows: Each participant was designated a target award under the 2015 ICP based on a percentage of his or her base salary, which varies per participant based on the scope of the participant’s responsibilities and externally competitive benchmarks. For 2015, the target bonus percentage for our NEOs as a percentage of base salary remained consistent with the prior year. Fixed payout percentages were established for minimum (50% payout), target (100% payout), upper mid (125% payout) and maximum (200% payout) levels of performance. Payout of the target award is based on the achievement of the performance goals described above. Payout percentages between the minimum and target, the target and upper mid and the upper mid and maximum levels of performance follow, in each case, a linear path. Depending upon whether an NEO’s bonus opportunity is based on the achievement of corporate or division goals, (i) achievement of Segment EBITDA ranging from 87% of target to 95% of target would be necessary in order for a participant to earn the minimum 50% of the allocated target award for the EBITDA component, and (ii) achievement of Segment EBITDA ranging from approximately 109% of target to 121% of target would be necessary in order for a participant to earn the maximum 200% of his or her target award for the Segment EBITDA goal. These achievement and payout thresholds for the EBITDA component were reduced from 2014 to reflect the challenging market and economic conditions faced by our portfolio of businesses. For example, in 2014, the minimum Segment EBITDA needed to earn a minimum 50% payout was 96% of target whereas, under the 2015 ICP, achievement in a range of 87% to 95% of target is required to earn the same payout. The Committee determined to lower the thresholds instead of lowering the payout targets in order to keep the payout targets relatively consistent from year to year. The payment range for achieving the performance goals for EH&S was 50% (minimum), 100% (target) and 200% (maximum) of the allocated target award for both the safety and environmental components. The payment range for achieving the performance goals for Cash Flow was 50% (minimum), 100% (target) and 200% (maximum) of the allocated target award for the Cash Flow component. Given the desire to encourage retention and achievement of annual goals, the Committee continued the 30% minimum payout guarantee for all participants in the 2015 ICP, consistent with its practice in 2014.

The following table summarizes the target awards, performance measures, weightings, achievements and payouts for the 2015 ICP awards granted to our NEOs. The 2015 ICP award amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Each NEO’s actual bonus under the 2015 ICP is calculated based on the information provided in the table below. In each case, the “Target Award” amount for each NEO is multiplied by the weighting percentage and performance achieved percentage for each individual component to determine the payout for that component. The total bonus payout is the sum of the five individual component payouts.

Name	Incentive Target (% of Base Salary)	Target Award ($)	Performance Criteria / Weighting%	Performance Achieved (%)	2015 ICP Payout ($)
C. Morrison	100%	850,000	Hexion Segment EBITDA / 27.5%	108%	252,918
			Division Segment EBITDA / 27.5%	69%	160,469
			EH&S Goal / 10%	108%	92,097
			Hexion Cash Flow / 25%	196%	416,500
			Division Cash Flow / 10%	91%	76,925
W. Carter	80%	629,358	Hexion Segment EBITDA / 27.5%	108%	187,265
			Division Segment EBITDA / 27.5%	69%	118,815
			EH&S Goal / 10%	108%	68,191
			Hexion Cash Flow / 25%	196%	308,386
			Division Cash Flow / 10%	91%	56,957
J. Bevilaqua	80%	504,887	Hexion Segment EBITDA / 10%	108%	54,629
			Division Segment EBITDA / 45%	137%	311,944
			EH&S Goal / 10%	200%	100,977
			Hexion Cash Flow / 10%	196%	98,958
			Division Cash Flow / 25%	181%	228,461
D. Johns	70%	362,049	Hexion Segment EBITDA / 27.5%	108%	107,728
			Division Segment EBITDA / 27.5%%	69%	68,350
			EH&S Goal / 10%	108%	39,228
			Hexion Cash Flow / 25%	196%	177,404
			Division Cash Flow / 10%	91%	32,765
D. Plante	80%	364,286	Hexion Segment EBITDA / 10%	108%	39,416
			Division Segment EBITDA / 45%	0%	—
			EH&S Goal / 10%	0%	—
			Hexion Cash Flow / 10%	196%	71,400
			Division Cash Flow / 25%	0%	—

Discretionary Awards

The CEO periodically uses discretionary awards to reward exemplary efforts. Often, such efforts are required by atypical business conditions or are related to special projects impacting long-term business results. Discretionary awards are also used for retention purposes or in connection with a new hiring or promotion. Any discretionary award to an executive officer must be approved by the Committee. No discretionary awards were made to our NEOs for services performed in 2015.

2. Long-Term Incentive Awards

Equity Awards

The Committee believes that equity awards play an important role in creating incentives to maximize Company performance, motivating and rewarding long-term value creation, and further aligning the interests of our executive officers with those of our shareholders. Our NEOs, as well as other members of the leadership team and other eligible associates, participate in equity plans sponsored by Hexion Holdings or Hexion LLC. Awards under these plans are factored into the executive compensation program established by the Committee.

Our long-term strategy includes the use of periodic grants, rather than on-going annual grants of equity. We believe that periodic grants provide an incentive toward a long-term projected value. Our equity awards contain time, performance and service vesting requirements. Awards that are conditioned on time and service vesting requirements function as a retention incentive, while awards that are conditioned on performance and service vesting requirements are linked to the attainment of specific long-term objectives.

We have historically used the following type of equity awards: (i) options to purchase common units and (ii) restricted deferred units. Prior to the combination of the Company and MPM in 2010, our NEOs received awards under the following plans administered by Hexion LLC, Hexion or MPM: the 2004 Stock Incentive Plan (the “2004 Stock Plan”), the 2004 Deferred Compensation Plan (the “2004 DC Plan”), the 2007 Long-Term Incentive Plan (the “2007 Long-Term Plan”) and the Momentive Performance Materials Holdings Inc. 2007 Long-Term Incentive Plan (the “MPM 2007 Plan”). At the time of the combination of the Company and MPM in 2010, all outstanding equity awards that included common units of Hexion LLC and shares of MPM Holdings were converted to cover units of Hexion Holdings. In February 2011, the Hexion Holdings Committee approved and granted awards under a new long-term equity incentive plan for key leaders and directors of the Company and MPM (the “2011 Equity Plan”). These equity plans are described in the “Narrative to Outstanding Equity Awards Table” below.

As reported last year, in October 2014, as a result of MPM’s emergence from bankruptcy, the expiration date of Mr. Johns’ vested unit options granted under the MPM 2007 Plan and the 2011 Equity Plan was accelerated to January 22, 2015. In addition, unvested unit options and RDUs granted under these plans were terminated. In May 2015, in connection with Mr. Johns’ employment agreement, the Compensation Committee waived the termination of these awards. As a result, his awards under the 2007 MPM Plan and the 2011 Equity Plan are outstanding at December 31, 2015, as shown in the Outstanding Equity Awards Table.

Cash Awards

The Committee may, from time to time, approve long-term cash awards or plans for our key associates, including our NEOs. These awards are designed to pay over extended performance periods subject to the achievement of specified, measurable performance goals, and are further conditioned upon continued employment. As such, these awards are useful in providing a defined value for achievement of our financial targets, as well as leadership stability. In addition, long-term cash awards help complement equity awards that are not yet liquid.

Retaining key talent during difficult business cycles has been a critical focus for the Company in recent years. In 2012, key associates, including our NEOs, received awards under a long-term cash plan (the “2012 LTIP”). Awards granted under the 2012 LTIP were determined using a multiplier of the participant’s base salary. Payment of 50% of the total award was based upon continued service through April 2015 and the remaining 50% was payable upon the achievement of specific financial performance goals as well as continued service conditions. Payments made to our NEOs under the 2012 LTIP in April 2015 are reflected in the Bonus column of the Summary Compensation Table.

It became apparent to the Committee in 2014 that the performance goals under the 2012 LTIP would likely never be achieved due to the MPM bankruptcy. Therefore, to ensure the continued retention of key talent during a critical period of challenging business conditions, the Committee granted new long-term cash awards to key leaders employed by the Company in November 2014, under the Momentive Performance Materials Holdings LLC Long-Term Cash Incentive Plan (the “2014 LTIP”). Awards under the 2014 LTIP are subject to time and service requirements. Acceptance of this award was conditioned upon the participant’s forfeiture of the performance grants under the 2012 LTIP. Payments were made to Messrs. Morrison and Carter under the 2014 LTIP in April 2015 and are included in the Bonus column of the Summary Compensation Table. Since Mr. Johns was not employed by the Company in November 2014, he did not receive an award under the 2014 LTIP until he joined the Company in May 2015. The amount of the award was based on a percentage of his base salary, as well as a consideration of the scope and complexity of his role, the competitiveness of his total compensation package and the importance of his role in the context of the challenges and business conditions faced by the Company.

3. Benefits

The Company provides a comprehensive group of benefits to eligible associates, including our NEOs. These include health and welfare benefits as well as retirement benefits. Our benefit programs are designed to provide market competitive benefits for associates and their covered dependents.

Each of our NEOs participates in qualified defined benefit and defined contribution retirement plans on substantially the same terms as other participating associates. In addition, because individuals are subject to U.S. tax limitations on contributions to qualified retirement plans, the Company maintains non-qualified retirement plans intended to provide these associates, including our NEOs, with an incremental benefit on eligible earnings above the U.S. tax limits for qualified plans. Our NEOs are eligible to participate in the non-qualified plans on the same basis as our other highly compensated salaried associates.

Our savings plan, a defined contribution plan (the “401(k) Plan”), covers our U.S. associates. This plan allows eligible associates to make pre-tax contributions from 1% to 15% of eligible earnings for associates who meet the definition of a highly-compensated employee and 25% for all other associates up to the federal limits for qualified plans. Those associates are also eligible to receive matching contributions from the Company equal to 100% on contributions of up to 5% of eligible earnings. In addition, the Company makes an annual retirement contribution, ranging from 3% to 7% of eligible compensation depending on years of benefit service, to eligible associates actively employed on the last day of the year. An additional company contribution may be made if we achieve specified annual financial goals established at the beginning of each plan year.

There were no significant changes to the Company’s benefit plans in 2015 that would impact our NEOs. There is a description of these plans in the Narrative to the Pension Benefits Table and Narrative to the Nonqualified Deferred Compensation Table below.

4. Other

Temporary Assignment Compensation

The Company may provide certain additional benefits to an executive officer if he or she is on a temporary international or domestic assignment. These benefits are externally competitive and a means to compensate the executive officer for financial expenses that would not exist if the executive remained in his or her home. For example, the Company may provide a disturbance allowance, family travel and housing allowances, tax equalization payments, and reimbursements or payments for relocation from the executive officer’s home. We believe that, as a growing global company, it is necessary to offer this compensation to encourage key associates and executives to temporarily relocate for strategic business reasons. In December 2014, Mr. Bevilaqua was placed on a temporary assignment in Houston, Texas to manage the Oilfield business during an executive search to fill that vacancy, in addition to his role as President of EPCD. During this assignment Mr. Bevilaqua received housing at no cost to him, unlimited family travel and relocation benefits under the Company’s relocation policy. These benefits are further described in the Narrative to the Summary Compensation Table below.

Change-in-Control and Severance Benefits

Our NEOs are generally entitled to change-in-control and severance protections. We believe that appropriate change-in-control and severance protections accomplish two objectives. First, they create an environment where key executives are able to take actions in the best interest of the Company without incurring undue personal risk. Second, they foster management stability during periods of potential uncertainty. We are also cognizant that excessive pay in the way of change-in-control and severance protection would not be in the best interest of the Company because such pay may encourage undue risk-taking. In an attempt to balance the delicate equation, the Committee has determined to provide these benefits very selectively. The change-in-control and severance benefits payable to our NEOs are discussed in the Narrative to the Summary Compensation Table and in the discussion on Potential Payments Upon Termination of Employment below.

Summary Compensation Table—Fiscal 2015

The following table provides information about the compensation of our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated executive officers at December 31, 2015, whom we collectively refer to as our NEOs, for the years ended December 31, 2015, 2014 and 2013.

SUMMARY COMPENSATION TABLE—FISCAL 2015

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Sk Awards ($) (e)	Options Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h) (2)	All Other Compe- nsation ($) (i) (3)	Total ($) (j)
Craig O. Morrison	2015	976,606	4,775,000	—	—	998,909	4,142	91,967	6,846,624
President and Chief Executive Officer	2014	1,102,500	—	—	—	525,286	147,243	71,421	1,846,450
	2013	1,075,240	—	805,245	350,304	110,250	—	98,677	2,439,716

William H. Carter	2015	789,724	1,515,555	—	—	739,614	520	75,934	3,121,347
Executive Vice President and Chief Financial Officer	2014	776,735	—	—	—	299,858	207,209	95,126	1,378,928
	2013	754,034	—	740,036	321,937	61,401	—	76,576	1,953,984

Joseph P. Bevilaqua	2015	624,557	858,000	—	—	794,969	—	134,260	2,411,786
Executive Vice President, Executive President, President, EPCD	2014	603,460	—	—	—	252,100	63,510	57,961	977,031
	2013	583,000	—	430,512	187,285	47,590	—	55,163	1,303,550

Douglas A. Johns	2015	509,485	686,400	—	—	425,475	—	36,358	1,657,718
Executive Vice President and General Counsel	2014	486,200	—	—	—	165,864	—	41,578	950,259
	2013	466,400	—	271,908	118,287	33,313	—	46,466	936,374

Dale N. Plante	2015	436,889	535,065	—	—	110,816	—	62,518	1,145,288
Executive Vice President, President, FPD	2014	402,756	—	—	—	249,271	29,076	64,540	745,643
	2013	373,859	—	170,447	74,149	417,179	—	74,168	1,109,802

(1)	The amounts shown in column (d) for 2015 reflect amounts paid under the 2012 LTIP to each NEO, and for Messrs. Morrison and Carter, additional amounts paid under the 2014 LTIP.

(2)	The amounts shown in column (g) for 2015 reflect the amounts earned under the 2015 ICP, our annual incentive compensation plan, based on performance achieved for 2015. The material terms of the 2015 ICP are described in the Compensation Discussion & Analysis above. The 2015 ICP awards will be paid in April 2016.
(3)	The amounts shown in column (h) reflect the net actuarial increase in the present value of benefits under the Hexion U.S. Pension Plan and the Hexion Supplemental Plan for Messrs. Morrison and Carter, and no net actuarial increase in the present value of benefits under the Hexion U.S. Pension Plan and the Hexion Supplemental Plan for Mr. Bevilaqua. Mr. Johns is not a participant in these plans. For Mr. Plante, the amount reflects no net actuarial increase in the present value for benefits under the Hexion U.S. Pension Plan and Hexion Canada Employees’ Retirement Income Plan. See the Pension Benefits Table below for additional information regarding our pension calculations, including the assumptions used for these calculations. There were no above-market earnings on nonqualified deferred compensation plans for our NEOs for 2015.
(4)	The amounts shown in the All Other Compensation column for 2015 include: for Mr. Morrison: $90,867 of company contributions made or accrued to the defined contribution plans; for Mr. Carter: $75,054 of company contributions made or accrued to the defined contribution plans; for Mr. Bevilaqua: $58,810 of company contributions made or accrued to the defined contribution plans, tax gross-ups of $15,525 and perquisites and other personal benefits totaling $59,925, which included $28,620 of relocation expenses in excess of the Company’s policy and $25,689 of taxes owed by Mr. Bevilaqua but paid by the Company; for Mr. Johns: $35,988 of company contributions made or accrued to the defined contribution plans; and for Mr. Plante: $62,082 of company contributions made or accrued to the defined contribution plans.

Grants of Plan—Based Awards—Fiscal 2015

The following table presents information about grants of awards during the year ended December 31, 2015 under the 2015 ICP and for Mr. Johns, the 2014 LTIP.

	Estimated Future Payouts Under Non- Equity Incentive Plan Awards
Name (a)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)
Craig O. Morrison
2015 ICP	255,000	850,000	1,700,000
William H. Carter
2015 ICP	188,807	629,358	1,258,717
Joseph P. Bevilaqua
2015 ICP	151,466	504,887	1,009,773
Douglas A. Johns
2015 ICP	108,615	362,049	724,097
2014 LTIP	1,189,760	1,189,760	1,189,760
Dale N. Plante
2015 ICP	109,286	364,286	728,572

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

The Company has employment agreements or employment letters with each of our NEOs, which provide for their terms of compensation and benefits, severance, and certain restrictive covenants. Further details regarding the severance and restrictive covenant provisions are described below under “Potential Payments upon a Termination or Change in Control.”

For Mr. Bevilaqua, the Company has also agreed to pay the cost of tax preparation services for the term of his employment.

In Mr. Johns’ Terms of Employment, the Company also agreed that he would receive an award under the 2014 LTIP, be eligible for a full 2015 ICP payment as though he had been employed by the Company since January 1, 2015, and receive relocation benefits under the Company’s relocation policy. The Company also waived the termination of the equity awards held by Mr. Johns in Hexion Holdings and agreed that the put/call rights and obligations related to the common units of Hexion Holdings equity purchased by Mr. Johns continue so long as he remains an employee of the Company. Mr. Johns will receive service credit for his prior years of service with MPM and GE for purposes of calculating his benefits.”

2015 Annual Incentive Compensation Plan (2015 ICP)

Information on the 2015 ICP targets, performance components, weightings, and payouts for each of our NEOs can be found in the Compensation Discussion and Analysis section of this prospectus.

2014 Long-Term Cash Incentive Plan (2014 LTIP)

The 2014 LTIP award was made to Mr. Johns in May 2015 in connection with his employment by the Company, as is explained in the Compensation Discussion and Analysis section of this prospectus. The award is payable 50% in April 2016 and 50% in April 2017.

Outstanding Equity Awards at Fiscal 2015 Year-End

The following table presents information about outstanding and unexercised options and outstanding stock awards held by our NEOs at December 31, 2015. The securities underlying the awards are common units of Hexion Holdings, and the awards were granted under the 2004 Stock Plan, 2007 Long-Term Plan, the MPM 2007 Plan and the 2011 Equity Plan. See the Narrative to the Outstanding Equity Awards Table below for a discussion of these plans and the vesting conditions applicable to the awards.

OUTSTANDING EQUITY AWARDS TABLE—2015 FISCAL YEAR-END

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexer- cised Options (#) Unexercis- able (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exer- cise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) (1)
Craig O. Morrison
2004 Stock Plan:[2]
Tranche A Options	301,514	—	—	6.22	12/31/2017	—	—	—	—
Tranche B Options	301,514	—	—	6.22	12/31/2017	—	—	—	—
2011 Equity Plan:
2011 Grant:
Tranche A Options [3]	290,501	—	—	4.85	2/23/2021	—	—	—	—
Tranche B Options [4]	—	—	145,250	4.85	2/23/2021	—	—	—	—
Tranche C Options [5]	—	—	145,250	4.85	2/23/2021	—	—	—	—
Tranche B RDUs [4]	—	—	—	—	—	—	—	48,417	41,639
Tranche C RDUs [5]	—	—	—	—	—	—	—	48,417	41,639
2013 Grant:
Unit Options [6]	583,839	194,615	—	1.42	3/8/2023	—	—	—	—
RDUs [7]	—	—	—	—	—	—	—	614,691	528,634

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexer- cised Options (#) Unexercis- able (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exer- cise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) (1)
William H. Carter
2004 Stock Plan: [2]
Tranche A Options	241,211	—	—	6.22	12/31/2017	—	—	—	—
Tranche B Options	241,211	—	—	6.22	12/31/2017	—	—	—	—
2011 Equity Plan:
2011 Grant:
Tranche A Options [3]	232,401	—	—	4.85	2/23/2021	—	—	—	—
Tranche B Options [4]	—	—	116,200	4.85	2/23/2021	—	—	—	—
Tranche C Options [5]	—	—	116,200	4.85	2/23/2021	—	—	—	—
Tranche B RDUs [4]	—	—	—	—	—	—	—	38,733	33,310
Tranche C RDUs [3]	—	—	—	—	—	—	—	38,733	33,310
2013 Grant:
Unit Options [6]	536,559	178,856	—	1.42	3/8/2023	—	—	—	—
RDUs [7]	—	—	—	—	—	—	—	564,913	485,825
Joseph P. Bevilaqua
2004 Stock Plan: [2]
Tranche A Options	100,504	—	—	6.22	12/31/2017	—	—	—	—
Tranche B Options	100,504	—	—	6.22	12/31/2017	—	—	—	—
2011 Equity Plan:
2011 Grant:
Tranche A Options [3]	183,517	—	—	4.85	2/23/2021	—	—	—	—
Tranche B Options [4]	—	—	91,758	4.85	2/23/2021	—	—	—	—
Tranche C Options [5]	—	—	91,758	4.85	2/23/2021	—	—	—	—
Tranche B RDUs [4]	—	—	—	—	—	—	—	30,586	26,304
Tranche C RDUs [5]	—	—	—	—	—	—	—	30,586	26,304
2013 Grant:
Unit Options [6]	312,141	104,048	—	1.42	3/8/2023	—	—	—	—
RDUs [7]	—	—	—	—	—	—	—	328,635	282,626
Douglas A. Johns
MPM 2007 Plan:
Tranche A Options [9]	89,979	—	—	2.59	1/22/2015	—	—	—	—
Tranche B Options [10]	—	—	89,941	2.59	1/22/2015	—	—	—	—
Tranche C Options [10]	—	—	89,941	2.59	1/22/2015	—	—	—	—
2011 Equity Plan:
2011 Grant:
Tranche A Options [3]	60,480	—	—	4.85	2/23/2021	—	—	—	—
Tranche B Options [4]	—	—	—	4.85	2/23/2021	—	—	—	—
Tranche C Options [5]	—	—	—	4.85	2/23/2021	—	—	—	—
Tranche B RDUs [4]	—	—	—	—	—	—	—	10,080	8,669
Tranche C RDUs [5]	—	—	—	—	—	—	—	10,080	8,669
2013 Grant:
Unit Options [6]	197,145	65,716	—	1.42	3/8/2023	—	—	—	—
RDUs [7]	—	—	—	—	—	—	—	207,563	178,504
Dale N. Plante
Hexion 2007 Long-Term Plan Options [8]	—	—	15,000	10.81	12/31/2017	—	—	—	—

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexer- cised Options (#) Unexercis- able (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exer- cise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) (1)
2011 Equity Plan:
2011 Grant:
Tranche A Options [3]	115,121	—	—	4.85	2/23/2021	—	—	—	—
Tranche B Options [4]	—	—	57,561	4.85	2/23/2021	—	—	—	—
Tranche C Options [5]	—	—	57,561	4.85	2/23/2021	—	—	—	—
Tranche B RDUs [4]	—	—	—	—	—	—	—	19,187	16,501
Tranche C RDUs [5]	—	—	—	—	—	—	—	19,187	16,501
2013 Grant:
Unit Options [6]	123,582	41,194	—	1.42	3/8/2023	—	—	—	—
RDUs [7]	—	—	—	—	—	—	—	130,112	111,896

(1)	Because equity interests in our ultimate parent, Hexion Holdings, are not publicly traded, there is no closing market price at the completion of the fiscal year. The market values shown in columns (h) and (j) are based on the value of a unit of Hexion Holdings as of December 31, 2015, as determined by Hexion Holdings’ Board of Managers for management equity transaction purposes. In light of differences between the companies, including differences in capitalization, the value of a unit in Hexion Holdings does not necessarily equal the value of a share of the Company’s common stock.
(2)	The “Tranche A” options vested over five years and were fully vested at December 31, 2011. The “Tranche B” options vested on August 12, 2012, the eighth anniversary of the grant date.
(3)	This award vested in four equal annual installments on each December 31st of 2011 through 2014.
(4)	This award vests on the earlier to occur of (i) the two-year anniversary of the date that the common unit value is at least $10 following certain corporate transactions and (ii) six months following the date that the common unit value is at least $10 following certain change-in-control transactions.
(5)	This award vests on the earlier to occur of (i) the one-year anniversary of the date that the common unit value is at least $15 following certain corporate transactions and (ii) six months following the date that the common unit value is at least $15 following certain change-in-control transactions.
(6)	This award vests in four equal annual installments on each December 31st of 2013 through 2016. The amount shown in column (b) is the vested amount at December 31, 2015. The amount shown in column (c) will vest on December 31, 2016, subject to accelerated vesting six months following certain change-in-control transactions.
(7)	This award vests on the earlier to occur of (i) the one-year anniversary of the date that the common unit value is at least $3.50 following certain corporate transactions and (ii) six months following the date that the common unit value is at least $3.50 following certain change-in-control transactions.
(8)	This award vests in percentages, depending upon the internal rate of return realized by Apollo on its original investment in Hexion LLC following the occurrence of certain corporate transactions. The vesting of this award is conditioned on the executive’s continued employment through the vesting date.
(9)	This award time-vested over five years.
(10)	The unvested Tranche B and C options vest on the earlier of (i) the date that Apollo realizes an internal rate of return of at least 20% and 25%, respectively, on its original investment in MPM Holdings and (ii) the date that Apollo achieves a minimum cash-on-cash return of 1.75 and 2.25 respectively, on its original investment in MPM Holdings. Vesting of these awards is conditioned on the executive’s continued employment through the applicable vesting dates.

Narrative to Outstanding Equity Awards Table

2004 Stock Plan

Messrs. Morrison, Carter and Bevilaqua hold options granted under the 2004 Stock Plan. In addition to the RDUs and options shown in the table above, on December 31, 2015, Messrs. Morrison, Carter, and Bevilaqua had deferred compensation held in the form of fully vested deferred stock units in Hexion Holdings. These deferred stock units are distributable upon termination of employment or retirement, and are shown in the Nonqualified Deferred Compensation Table. For information on the deferred stock units, see the Narrative to the Nonqualified Deferred Compensation Table.

2011 Equity Plan

2011 Grant

On February 23, 2011, our NEOs received awards of RDUs and unit options in Hexion Holdings under the 2011 Equity Plan. The RDUs are non-voting units of measurement that are deemed for bookkeeping purposes to be equivalent to one common unit of Hexion Holdings. Of the RDUs and options granted in 2011, approximately 50% are “Tranche A RDUs” and options with time-based vesting (subject to acceleration in the event of certain change-in-control transactions) and approximately 50% are “Tranche B and C RDUs” and options with performance-based vesting.

The vesting terms of the RDUs and options described in footnotes 2-4 to the table above, in each case, are conditioned on the executive’s continued employment through the vesting dates mentioned above, subject to certain exceptions. With respect to any RDUs that vest as a result of a corporate or change-in-control transaction, such RDUs will be delivered promptly following the vesting date, or a cash payment will be delivered in settlement thereof, depending on the type of transaction. The RDUs and unit options contain restrictions on transferability and other customary terms and conditions. For information on the vested awards, see the Narrative to the Nonqualified Deferred Compensation Table.

2013 Grant

On March 8, 2013, our NEOs received awards of performance-based restricted deferred units (“RDUs”) of Hexion Holdings and options to purchase units of Hexion Holdings under the 2011 Equity Plan. The RDUs are non-voting units of measurement which are deemed for bookkeeping purposes to be equivalent to one common unit of Hexion Holdings.

The vesting terms of the unit options and RDUs described in footnotes 5 and 6 to the table above are each conditioned on the NEO’s continued employment through the vesting dates specified above, subject to certain exceptions. With respect to any RDUs that vest as a result of a corporate or change-in-control transaction, such RDUs will be delivered promptly following the vesting date, or a cash payment will be delivered in settlement thereof, depending on the type of transaction. The unit options and RDUs contain restrictions on transferability and other customary terms and conditions.

Option Exercises and Stock Vested—Fiscal 2015

The following table presents information on vesting of certain awards of common units of Hexion Holdings during the year ended December 31, 2015.

OPTION EXERCISES AND STOCK VESTED TABLE—FISCAL 2015

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (b)	Value Realized on Exercise (c)	Number of Shares Acquired on Vesting (#) (d) (1)	Value Realized on Vesting ($) (e) (2)
Craig O. Morrison	—	—	—	—
William H. Carter	—	—	—	—
Joseph P. Bevilaqua	—	—	—	—
Douglas A. Johns	—	—	—	—
2011 Equity Plan Tranche A RDUs	—	—	5,040	1,562
Dale N. Plante

(1)	The amount shown in column (d) represents the number of RDUs that vested in connection with Mr. Johns’ employment arrangement in May 2015. The units were delivered in May 2015.
(2)	The amount shown in column (e) is based upon the value of a unit of Hexion Holdings at the time of vesting, as determined by the Hexion Holdings Board of Managers for management equity transaction purposes.

Pension Benefits—Fiscal 2015

The following table presents information regarding the benefits payable to each of our NEOs at, following, or in connection with their retirement under the qualified and non-qualified defined benefit pension plans of Hexion as of December 31, 2015. The table does not provide information regarding the Company’s defined contribution plan. The amounts shown in the table for each participant represent the present value of the annuitized benefit and do not represent the actual cash value of a participant’s account.

PENSION BENEFITS TABLE—FISCAL 2015

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c) (1)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
	Hexion U.S. Pension Plan	7.27	119,678	—
Craig O. Morrison	Hexion Supplemental Plan	6.78	534,543	—
	Hexion U.S. Pension Plan	14.25	232,921	—
William H. Carter	Hexion Supplemental Plan	13.76	698,402	—
	Hexion U.S. Pension Plan	7.25	114,730	—
Joseph P. Bevilaqua	Hexion Supplemental Plan	6.76	161,514	—
Douglas A. Johns (2)		—	—
	Hexion Canada Pension Plan	27.62	237,157	—
	Hexion U.S. Pension Plan	0.48	6,657	—
Dale N. Plante	Hexion Supplemental Plan (3)	—	9,102	—
				—

(1)	The number of years of credit service set forth in column (c) reflects benefit service years, which are used to determine benefit accrual under the applicable plan, and do not necessarily reflect the NEO’s years of vested service.

(2)	Mr. Johns does not participate in the Hexion U.S. Pension Plan or the Hexion Supplemental Plan.
(3)	Mr. Plante received a contribution of $6,884 to this plan in 2010 to compensate him for a reduced qualified pension benefit in 2009 resulting from a plan freeze, and is not related to years of benefit service.

Narrative to Pension Benefits Table

Hexion U.S. Pension Plan and Hexion Supplemental Plan

The benefits associated with the Hexion U.S. Pension Plan and Hexion Supplemental Plan were frozen June 30, 2009, and January 1, 2009, respectively. Although participants will continue to receive interest credits under the plans, no additional benefit credits will be provided. Prior to the freeze, the Hexion U.S. Pension Plan provided benefit credits equal to 3% of earnings to the extent that this credit does not exceed the Social Security wage base for the year plus 6% of eligible earnings in excess of the social security wage base to covered U.S. associates, subject to the IRS-prescribed limit applicable to tax-qualified plans.

The Hexion Supplemental Plan provided non-qualified pension benefits in excess of allowable limits for the qualified pension plans. The benefit formula mirrored the qualified Hexion U.S. Pension Plan but applied only to eligible compensation above the federal limits for qualified plans. The accrued benefits are unfunded and are paid from our general assets upon the participant’s termination of employment with the Company.

Under both the Hexion U.S. Pension Plan and Hexion Supplemental Plan, eligible earnings included annual incentive awards that were paid currently, but excluded any long-term incentive awards. Historically, the accrued benefits earned interest credits based on one-year Treasury bill rates until the participant begins to receive benefit payments. Effective January 1, 2012, the plans were amended to provide a minimum interest crediting rate of 300 basis points. The interest rate determined under the plan for fiscal 2015 was 3.0%. Participants vest after the completion of three years of service.

For a discussion of the assumptions applied in calculating the benefits reported in the table above, please see Note 10 to the Consolidated Financial Statements of Hexion included elsewhere in this prospectus.

Hexion Canada Pension Plan

The Hexion Canada Inc. Employees Retirement Income Plan (“Hexion Canada Pension Plan”) is a non-contributory defined benefit plan covering eligible Canadian associates. An associate is eligible to participate and vest in the Plan after two years of continued service following the associate’s date of hire. A participant’s years of service and salary determine the benefits earned each year. Mr. Plante is an inactive participant in this plan and no longer earns benefit credits; however, he continues to earn service credits through his employment with the U.S. affiliate of the Plan sponsor. Mr. Plante is eligible for early retirement under the Hexion Canada Pension Plan. The assumptions applied in calculating the benefits reported in the table above for the Hexion Canada Pension Plan include a discount rate of 4.1%.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans—2015

The following table presents information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

NONQUALIFIED DEFERRED COMPENSATION TABLE—FISCAL 2015

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings (Loss) in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Craig O. Morrison
Hexion Supplemental Plan	—	—	12,636	—	927,440
Hexion SERP [1]	—	47,638	3,259	—	263,179
Hexion 2004 DC Plan [2]	—	—	132,666	—	207,441
William H. Carter
Hexion Supplemental Plan	—	—	24,206	—	1,776,586
Hexion SERP [1]	—	28,907	1,895	—	153,680
Hexion 2004 DC Plan [2]	—	—	106,133	—	165,953
Joseph P. Bevilaqua
Hexion Supplemental Plan	—	—	4,956	—	363,774
Hexion SERP [1]	—	19,553	1,646	—	130,637
Hexion 2004 DC Plan [2]	—	—	44,222	—	69,147
Douglas A. Johns
Hexion SERP [1]	—	—	—	—	—
2011 Equity Plan Tranche A RDUs [3]	—	1,562	8,316	—	17,338
Dale N. Plante
Hexion SERP [1]	—	33,297	1,433	—	121,374

(1)	The amount shown in column (c) for the Hexion SERP is included in the All Other Compensation column of the Summary Compensation Table for 2014. These amounts were earned in 2014 and credited to the accounts by Hexion in 2015. The amount shown for Mr. Plante includes $5,300 credited in 2015 for a 2% discretionary contribution on 2015 earnings below the IRS qualified plan compensation limit of $265,000 provided under his terms of employment.
(2)	The amount shown in column (f) is based on the number of vested units multiplied by the value of a common unit of Hexion Holdings on December 31, 2015, as determined by Hexion Holdings’ Board of Managers for management equity purposes. In the Summary Compensation Table in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Company reported the amount of a bonus for Mr. Carter and restricted stock payments for Messrs. Morrison and Bevilaqua, a portion of which were deferred in the form of stock units.
(3)	The amount shown in column (c) is based on the number of vested units multiplied by the value of a common unit of Hexion Holdings on the date of vesting, as determined by Hexion Holdings’ Board of Managers for management equity purposes. The amount shown in column (f) is based on the number of vested units multiplied by the value of a common unit of Hexion Holdings on December 31, 2015, as determined by Hexion Holdings’ Board of Managers for management equity purposes. The grant date fair value of these units is included in the 2011 “Stock Awards” column of the Summary Compensation Table. The grant date fair value was reported in our Summary Compensation Table for 2011 as compensation. The number of Tranche A restricted units held by Mr. Johns is 20,160.

Narrative to the Nonqualified Deferred Compensation Table

Hexion Supplemental Plan

Effective January 1, 2009, the benefits associated with this plan were frozen. This plan provided supplemental retirement benefits in the form of voluntary associate deferral opportunities and employer match on compensation earned above the IRS limit on qualified plans. The Hexion Supplemental Plan benefits are unfunded and paid from our general assets upon the associate’s termination of employment. Interest credits are made to the participants’ accounts at an interest rate determined by the Company, which has been defined as the rate equivalent to the fixed income fund of the 401(k) Plan.

Hexion SERP

The Company adopted the Hexion SERP in 2011 to provide certain of its executives and other highly compensated associates, including our NEOs, an annual contribution of 5% of eligible earnings above the maximum limitations set by the IRS for contributions to a qualified pension plan. The Hexion SERP is an unfunded non-qualified plan. Account credits are made to the plan during the second quarter of each year. Interest credits are provided in the participant’s SERP accounts at an interest rate determined by the Company, which has been defined as the rate equivalent to the stable value fund of the 401(k) Plan with a 300 basis point minimum. This deferred compensation is paid six months following termination of employment. The Company has agreed to provide discretionary credits on a quarterly basis to Mr. Plante’s SERP account to compensate him for the difference in employer match he receives in the 401(k) Plan versus the employer match he was eligible for under the Canadian defined contribution plan. This credit is 2% of earnings eligible for employer match in the 401(k) Plan for the years 2009 through 2010, excluding the period during which the employer match was suspended, and from 2011 forward.

Hexion 2004 DC Plan

In 2004, in connection with Apollo’s acquisition of the Company, Messrs. Morrison, Carter and Bevilaqua deferred the receipt of compensation and were credited with a number of deferred stock units in Hexion LLC equal in value to the amount of compensation deferred. At December 31, 2015, Mr. Morrison held 241,211 of such units; Mr. Carter held 192,969 of such units; and Mr. Bevilaqua held 80,403 of such units. At the time of the 2010 combination of the Company and MPM, the deferred stock units were converted to units of Hexion Holdings. These deferred stock units are held pursuant to the 2004 DC Plan, which is an unfunded plan, and are distributable upon termination of employment or retirement. In certain instances, the Company may distribute a cash equivalent rather than stock units.

2011 Equity Plan

As described in the Long-Term Incentive Award section of the Compensation Discussion and Analysis section of this report, certain awards held by Mr. Johns pursuant to the 2011 Equity Plan were terminated at the time of MPM’s emergence from bankruptcy and reinstated in May 2015 in connection with his employment arrangement. This included the final 25% of his Tranche A RDUs (5,040 RDUs) which were then delivered to Mr. Johns following his employment by the Company.

Potential Payments Upon Termination or Change in Control

Termination Payments

As described above, the Company has employment agreements or employment letters with each of our NEOs that provide for severance under certain circumstances as well as restrictive covenants. The employment agreements with Messrs. Morrison, Bevilaqua and Carter provide that if the executive’s employment is terminated by the Company without cause or the executive resigns for good reason (as defined in their employment agreements), the Company will provide them with continued base salary through their severance period (18 months in the case of Messrs. Morrison and Bevilaqua and 24 months in the case of Mr. Carter) and a lump sum payment equal to the estimated cost for the executive to continue COBRA coverage for 18 months. In addition, any accrued but unpaid compensation through the termination date (such as accrued but unpaid base salary, earned but unpaid bonus, and accrued and unused vacation) will be paid in a lump sum payment at the time of termination. The employment agreements also contain the following restrictive covenants:

•	a confidentiality agreement;

•

an agreement not to compete with the Company for the term of their severance period, or, in the case of a termination by the Company for cause or by the executive without good reason, for 12 months following the date they cease receiving any payments from the Company related to salary, bonus or severance; and

•	a non-solicitation agreement for an additional year beyond the date they cease receiving any payment from the Company related to salary, bonus or severance.

Under Mr. Plante’s terms of employment, he would receive 18 months of continued base salary if his employment is terminated through no fault of his own. Mr. Plante has an agreement not to compete with the Company and not to solicit Company associates for one year following termination for any reason, as well as a confidentiality agreement.

Under Mr. Johns’ terms of employment, he would receive 18 months of continued base salary if his employment is terminated by the Company without cause. Mr. Johns has an agreement not to compete with the Company and not to solicit Company associates for one year following termination for any reason, as well as a confidentiality agreement. In addition, upon termination by the Company without cause or resignation for good reason, Mr. Johns has a right to require the Company to repurchase his Hexion Holdings units for their original cost, under the MPM 2007 Plan, as shown in the table below.

The following table describes payments our NEOs would have received had the individual’s employment been terminated by the Company without cause, or in the case of Messrs. Morrison, Bevilaqua and Carter, by the executive for good reason, as of December 31, 2015.

Name	Cash Severance ($) (1)	Estimated Value of Non-Cash Benefits ($) (2)	2014 ICP ($) (3)	2004 DC Plan ($) (4)	MPM 2007 Plan ($)
Craig O. Morrison	1,275,000	37,221	998,909	207,441	—
William H. Carter	1,573,396	33,414	739,614	165,953	—
Joseph P. Bevilaqua	946,662	26,782	794,969	69,147	—
Douglas A. Johns	775,819	30,307	425,475	—	250,000
Dale N. Plante	683,036	12,155	110,816	—	—

(1)	This column reflects cash severance payments due under the NEO’s employment agreement, or under the applicable severance guidelines of the Company, as described above, based on salary as of December 31, 2015.
(2)	This column reflects the estimated value of health care benefits and outplacement services. The values are based upon the Company’s estimated cost of providing such benefits as of December 31, 2015.
(3)	This column reflects the amount earned by each executive under the 2015 ICP, which would be paid if he or she was employed on December 31, 2015, but incurred a termination of employment without cause prior to payment. The incentive payment would be forfeited if the executive resigns or incurs a termination of employment by the Company for cause prior to payment.
(4)	This column reflects the value of the common units or cash that would be distributed under the 2004 DC Plan, using the year-end unit value as determined by the Hexion Holdings Board of Managers.

In addition to these benefits, our NEOs would also generally be entitled to receive the benefits set forth above in the Pension Benefits Table and Nonqualified Deferred Compensation Table following a termination of employment for any reason.

Change-in-Control Payments

As noted above in the Narrative to the Outstanding Equity Awards Table, our NEOs will also be entitled to accelerated vesting of their outstanding unvested equity awards under the 2007 Long-Term Plan and the 2011

Equity Plan in connection with certain corporate transactions or change-in-control transactions. The exercise prices of all of the options held by our NEOs at December 31, 2015, exceeded the year-end unit value as determined by the Hexion Holdings’ Board of Managers for management equity purposes.

In January 2016, Mr. Carter retired from the Company. Pursuant to an agreement at the time of his retirement, Mr. Carter is entitled to receive the following payments and benefits: (i) 2015 ICP as shown in the table above, (ii) 2014 LTIP payment in April 2016 in the amount of $1,515,555, and (iii) 192,969 units of Hexion Holdings under the 2004 DC Plan, the current cash value of which is shown in the table above. The Company also waived the termination of Mr. Carter’s unvested equity awards to allow them to continue to vest through their scheduled vesting dates and waived the expiration of his vested equity awards to allow them to remain exercisable through December 31, 2020, subject to earlier cancellation in accordance with the applicable plan terms.

Director Compensation—Fiscal 2015

The following table presents information regarding the compensation earned or paid during 2015 to our directors who are not also NEOs and who served on our Board of Directors or the Board of Managers of Hexion Holdings during the year.

Name (a)	Fees Earned or Paid in Cash ($) (b) (1)	Total ($) (h)
William H. Joyce	87,000	87,000
Robert Kalsow-Ramos	94,000	94,000
Scott M. Kleinman	88,000	88,000
Geoffrey A. Manna	91,000	91,000
Jonathan Rich	87,000	87,000
David B. Sambur	93,000	93,000
Marvin O. Schlanger	89,000	89,000

(1)	The amount shown in column (b) reflects the total fees earned or paid for services to Hexion Holdings.

Narrative to the Director Compensation Table

Each of our directors who is not an associate or officer of the Company receives an annual retainer of $75,000 payable quarterly in advance. In addition, each such director receives $2,000 for each meeting of the Board or a committee of the Board that he attends in person and $1,000 for attending teleconference meetings or for participating in regularly scheduled in-person meetings via teleconference. Directors who received director fees for serving on the Hexion Holdings Board of Managers during 2015 did not receive additional compensation for their service on the Company’s Board of Directors.

During 2015, there were no stock or option awards granted to directors, and there are no outstanding, unvested stock awards held by these directors. The aggregate number of unexercised option awards held by our directors at December 31, 2015 is shown in the following table.

Director	Unexercised Option Awards	Vested (#)
William H. Joyce	127,103	127,103
Robert Kalsow-Ramos	—	—
Scott M. Kleinman	213,850	185,709
Geoffrey A. Manna	—	—
Jonathan Rich	2,941,385	1,013,795
David B. Sambur	50,000	50,000
Marvin O. Schlanger	405,470	405,470

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Kleinman, Sambur, and Kalsow-Ramos, who are members of the Compensation Committee above, are employed by Apollo Management, L.P., our indirect controlling shareholder. Neither of these directors is or has been an executive officer of the Company. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of our Compensation Committee during the fiscal year ended December 31, 2015.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Hexion Holdings is our ultimate parent company and indirectly owns 100% of our capital stock. The following table sets forth information regarding the beneficial ownership of Hexion Holdings common units, as of March 1, 2016, and shows the number of units and percentage owned by:

•	each person known to beneficially own more than 5% of the common units of Hexion Holdings;

•	each of Hexion’s 2015 Named Executive Officers;

•	each current member of the Board of Managers of Hexion Holdings; and

•	all of the executive officers and current members of the Board of Managers of Hexion Holdings as a group.

As of March 1, 2016, Hexion Holdings had 308,813,964 common units issued and outstanding. The amounts and percentages of common units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated common units, and has not pledged any such units as security.

	Beneficial Ownership of Equity Securities
Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Apollo Funds (1)	278,426,128	86.3%
ASF Radio, L.P. (2)	25,491,297	7.9%
Geoffrey A. Manna (3)	—	*
Scott M. Kleinman (4)(5)	185,709	*
David B. Sambur (4)(5)	50,000	*
William H. Joyce (6)	127,103	*
Robert Kalsow-Ramos (5)	—	*
Jonathan D. Rich (7)	1,495,692	*
Marvin O. Schlanger (8)	1,027,068	*
Craig O. Morrison (9)(12)	1,574,201	*
William H. Carter (10)(12)	1,521,819	*
Joseph P. Bevilaqua (11)(12)	757,838	*
Douglas A. Johns (12)	464,144	*
Dale N. Plante (12)(13)	277,077	*
All Managers and Executive Officers as a group (14)	9,586,585	3.0%

*	less than 1%
(1)

Represents (i) 102,454,557 common units held of record by Apollo Investment Fund VI, L.P. (“AIF VI”); (ii) 94,365,980 common units held of record by AP Momentive Holdings LLC (“AP Momentive Holdings”); (iii) 75,154,788 common units held of record by AIF Hexion Holdings, L.P. (“AIF Hexion Holdings”); and (iv) 6,450,803 common units held of record by AIF Hexion Holdings II, L.P. (“AIF Hexion Holdings II,” and together with AIF VI, AP Momentive Holdings and AIF Hexion Holdings, the “Apollo Funds”). The amount reported as beneficially owned does not include common units held or beneficially owned by certain of the directors, executive officers and other members of our management or of Momentive Holdco, for which the Apollo Funds and their affiliates have voting power and the power to cause the sale of such shares under certain circumstances.

Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. AIF IV Hexion GP, LLC (“AIF IV Hexion GP”) and AIF V Hexion GP, LLC (“AIF V Hexion GP”) are the general partners of AIF Hexion Holdings. AIF Hexion Holdings II GP, LLC (“Hexion Holdings II GP”) is the general partner of AIF Hexion Holdings II. Apollo Investment Fund IV, L.P. and its parallel investment vehicle (collectively, the “AIF IV Funds”) are the members of AIF IV Hexion GP. Apollo Advisors IV, L.P. (“Advisors IV”) is the general partner or managing general partner of each of the AIF IV Funds, and Apollo Capital Management IV, Inc. (“ACM IV”) is the general partner of Advisors IV. Apollo Investment Fund V, L.P. and its parallel investment vehicles (collectively, the “AIF V Funds”) are the members of AIF V Hexion GP and of Hexion Holdings II GP. Apollo Advisors V, L.P. (“Advisors V”) is the general partner, managing general partner or managing limited partner of each of the AIF V Funds, and Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V. Apollo Principal Holdings I, L.P. (“Principal Holdings I”) is the sole stockholder or sole member, as applicable, of each of ACM IV, ACM V and ACM VI. Apollo Principal Holdings I GP, LLC (“Principal Holdings I GP”) is the general partner of Principal Holdings I.

Apollo Management VI, L.P. (“Management VI”) is the manager of AP Momentive Holdings, and AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI. Apollo Management IV, L.P. (“Management IV”) is the manager of each of the AIF IV Funds. Apollo Management V, L.P. (“Management V”) is the manager of each of the AIF V Funds, and AIF V Management, LLC (“AIF V LLC”) is the general partner of Management V. Apollo Management, L.P. (“Apollo Management”) is the managing general partner of Management IV and the sole member and manager of AIF V LLC and AIF VI LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP, and Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers of each of Management Holdings GP and Principal Holdings I GP, as well as executive officers of Management Holdings GP, and as such may be deemed to have voting and dispositive control of the common units held of record by the Apollo Funds. The address of each of the Apollo Funds, AIF IV Hexion GP, AIF V Hexion GP, the AIF IV Funds, Advisors IV, ACM IV, the AIF V Funds, Advisors V, ACM V, Advisors VI, ACM VI, Principal Holdings I and Principal Holdings I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Management IV, Management V, AIF V LLC, Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	Includes 6,003,363 shares issuable upon exercise of a warrant issued on December 4, 2006. Also includes 77,103 common units issuable upon the exercise of an option that is currently exercisable. The address of ASF Radio, L.P. is 1370 Avenue of the Americas, New York, New York 10019.

(3)	The address for Mr. Manna is 2525 Ponce de Leon Blvd., Suite 300, Coral Gables, FL 33146.

(4)	The address for Messrs Kleinman, Sambur and Kalsow-Ramos is c/o Apollo Management L.P., 9 West 57th Street, New York, New York 10019.

(5)	Represents common units issuable upon the exercise of options currently exercisable, or exercisable by April 30, 2016.

(6)	The address for Dr. Joyce is c/o Advanced Fusion Systems LLC, 11 Edmond Road, Newtown, CT 06470.

(7)	The address for Dr. Rich is c/o Berry Plastics Corporation, 101 Oakley Street, Evansville, IN 47710.

(8)	The address for Mr. Schlanger is c/o Cherry Hill Chemical Investments, One Greentree Centre, 10000 Lincoln Drive East, Suite 201, Marlton, NJ 08053.

(9)	Includes 1,477,368 common units issuable upon the exercise of options currently exercisable or exercisable by April 30, 2016. Does not include 241,211 vested deferred units credited to Mr. Morrison’s account.

(10)	Includes 1,251,382 common units issuable upon the exercise of options currently exercisable or exercisable by April 30, 2016.

(11)	Includes 696,666 common units issuable upon the exercise of options currently exercisable or exercisable by April 30, 2016. Does not include 80,403 vested deferred units credited to Mr. Bevilaqua’s account.

(12)	The address for Messrs. Morrison, Carter, Bevilaqua and Plante and Johns is c/o Hexion Inc., 180 E. Broad St., Columbus, Ohio 43215.

(13)	Includes 238,703 common units issuable upon the exercise of options currently exercisable or exercisable by April 30, 2016.

(14)	Includes 7,626,866 common units issuable upon the exercise of options granted to our directors and executive officers that are currently exercisable or exercisable by April 30, 2016. Does not include 424,153 of vested deferred common stock units.

We have no compensation plans that authorize issuing our common stock to employees or non-employees. In addition, there have been no sales or repurchases of our equity securities during the past fiscal year. However, we and our direct and indirect parent companies have in the past issued and may issue from time to time equity awards to our employees and directors that are denominated in or based upon the common units of our direct or ultimate parent. As the awards were granted in exchange for service to us these awards are included in our consolidated financial statements. For a discussion of these equity plans see Note 12 to the audited Consolidated Financial Statements of Hexion included elsewhere in this prospectus and “Management—Compensation Discussion and Analysis.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Transactions with Related Persons

We have a written Statement of Policy and Procedures Regarding Related Person Transactions that has been adopted by our Board of Directors.

The policy requires the Company to establish and maintain procedures for identifying potential or existing transactions between the Company and related persons. The policy generally adopts the definitions of “related person” and “transaction” set forth in Regulation S-K Item 404 under the Securities Act of 1933 and the Securities Exchange Act of 1934.

The types of transactions that are covered by our policy include financial and other transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant and in which a related person has a direct or indirect material interest, where the amount involved exceeds $75,000.

Related persons include directors and director nominees, executive officers, shareholders beneficially owning more than 5% of the Company’s voting stock, and immediate family members of any of the previously described persons. A related person could also be an entity in which a director, executive officer or 5% shareholder is an employee, general partner or 5% shareholder.

Transactions identified by management that are between the Company and a related person that involve amounts exceeding $75,000 will be reviewed by the Board of Directors, the Audit Committee, or another appropriate committee of the Board of Directors. In certain situations, the Board or a committee may delegate authority to an individual Board member to review related person transactions.

Under the policy, the Board of Directors or a committee of the Board of Directors is directed to approve only those related person transactions that are determined by them in good faith to be in, or not inconsistent with, the best interest of the Company and its shareholders. In making this determination, all available, relevant facts and circumstances will be considered, including the benefits to the Company; the impact of the transaction on the related person’s independence; the availability of other sources of comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees in general.

Our policy recognizes that there are situations where related person transactions may be in, or may not be inconsistent with, the best interests of the Company and its shareholders, especially while we are a “controlled company.”

There were no material related person transactions where our policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

Related Transactions

Apollo Notes Registration Rights Agreement

On November 5, 2010, in connection with the issuance of the Company’s 9.00% Second-Priority Senior Secured Notes due 2020, we entered into a separate registration rights agreement with Apollo. The registration rights agreement gave Apollo the right to make three requests by written notice to us specifying the maximum aggregate principal amount of notes to be registered. The agreement required us to file a registration statement with respect to the notes it issued to Apollo as promptly as possible following receipt of each such notice. In 2011, we filed a registration statement on Form S-1 with the SEC to register the resale of $134 million of Second-Priority Senior Secured Notes due 2020 held by an affiliate of Apollo, which was declared effective on May 7, 2012.

Management Consulting Agreement

We are subject to an Amended and Restated Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, we receive certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 million or 2% of our Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 million for the years ended December 31, 2015, 2014 and 2013. During the years ended December 31, 2015, 2014 and 2013, we recognized an expense under the Management Consulting Agreement of $3 million. The Management Consulting Agreement also provides for a lump-sum settlement equal to the net present value of the remaining annual management fees payable under the remaining term of the agreement in connection with a sale or initial public offering by us.

Shared Services Agreement and Other Agreements with MPM and its Subsidiaries

On October 1, 2010, we entered into a shared services agreement with MPM (the “Shared Services Agreement”). Under this agreement, we provide to MPM, and MPM provides to us, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the parties. Service costs in 2015 were allocated 57% to us and 43% to MPM, except to the extent that 100% of any cost was demonstrably attributable to or for the benefit of either MPM or us, in which case the total cost was allocated 100% to such party. The allocation percentage is reviewed at least annually. The Shared Services Agreement remains in effect until terminated according to its terms. Either party may terminate the agreement for convenience, without cause, by giving written notice not less than 30 days prior to the effective date of termination.

Pursuant to this agreement, during the years ended December 31, 2015, 2014 and 2013, we incurred approximately $70 million, $131 million and $121 million, respectively, of net costs for shared services and MPM incurred approximately $60 million, $99 million and $92 million, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2015, 2014 and 2013 were net billings from us to MPM of $35 million, $49 million and $31 million, respectively. These net billings were made to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to 57% for us and 43% for MPM in 2015, 2014 and 2013, as well as to reflect costs allocated 100% to one party. We had accounts receivable from MPM of $7 million, $9 million and $4 million as of December 31, 2015, 2014 and 2013, respectively, and no accounts payable to MPM as of December 31, 2015, 2014 and 2013.

On April 13, 2014, Momentive Performance Materials Holdings Inc. (MPM’s direct parent company), MPM and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 24, 2014, in conjunction with MPM’s emergence from Chapter 11 bankruptcy and the consummation of MPM’s plan of reorganization, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party audit firm to assist the Shared Services Steering Committee with its annual review of billings and allocations. Additionally, upon emergence from Chapter 11 bankruptcy, MPM paid all previously unpaid amounts to the Company related to the Shared Services Agreement.

On March 17, 2011, we amended the Shared Services Agreement with MPM to reflect the terms of the Master Confidentiality and Joint Development Agreement (the “JDA”) by and between MPM and us entered into on the same date.

The Shared Services Agreement incorporates by reference the terms of the JDA and provides that in the event of a conflict between such agreements, the terms of the JDA shall control. The JDA, which is effective as of October 1, 2010, sets forth the terms and conditions for (i) the disclosure, receipt and use of each party’s confidential information; (ii) any research and development (“R&D”) collaborations agreed to be pursued by MPM and us; (iii) the ownership of products, technology and intellectual property (“IP”) resulting from such collaborations; (iv) licenses under each party’s respective IP; and (v) strategies for commercialization of products and/or technology developed under the agreement.

Pursuant to the JDA, each party has sole ownership rights for any R&D work product and related IP developed under the agreement (“Technology”) for their respective product categories and/or technology fields (as defined in the JDA). For Technology that relates to product categories and/or technology fields of both MPM and us (“Hybrid Technology”), a steering committee made up of three representatives of each party shall determine which party shall be granted ownership rights, subject to certain exceptions. In the event that the steering committee is unable to reach a decision, the Hybrid Technology shall be jointly owned by the parties. In addition, under the terms of the JDA, each party grants to the other party a non-exclusive royalty-bearing (subject to certain exceptions) license for the Technology or the Hybrid Technology. The royalty shall be determined by the respective representatives of the parties through the steering committee in arm’s-length good faith negotiations. The parties also grant royalty-free licenses to each other with respect to their IP for R&D, including for initiatives outside the scope of the JDA. The JDA has a term of 20 years, subject to early termination pursuant to its terms for cause or for a change of control.

We also sell products to, and purchase products from, MPM pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). Prices under the agreement are determined by a formula based upon certain third party sales of the applicable product, or in the event that no qualifying third party sales have taken place, based upon the average contribution margin generated by certain third party sales of products in the same or a similar industry. The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. The Master Buy/Sell Agreement has an initial term of 3 years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice. A subsidiary of MPM also acted as a non-exclusive distributor in India for certain of our subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). Prices under the Distribution Agreements were determined by a formula based on the weighted average sales price of the applicable product less a margin. The Distribution Agreements had initial terms of 3 years and were terminated by mutual agreement on March 9, 2015. Pursuant to these agreements and other purchase orders, we sold $1 million, 1 million and less than $1 million of products to MPM during 2015, 2014 and 2013, respectively, and we purchased $3 million, $8 million and $9 million of products from MPM in 2015, 2014 and 2013, respectively. As of December 31, 2015, 2014 and 2013, we had less than $1 million of accounts receivable from MPM and less than $1 million, $1 million and less than $1 million, respectively, of accounts payable to MPM related to these agreements.

Purchases and Sales of Products and Services with Affiliates Other than MPM

We sell products to various Apollo affiliates other than MPM. These sales were $59 million, $114 million and $114 million for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from these affiliates were less than $1 million, $11 million and $14 million at December 31, 2015, 2014 and 2013, respectively. We also purchase raw materials and services from various Apollo affiliates other than MPM. These purchases were $3 million, $5 million and $31 million for the years ended December 31, 2015, 2014 and 2013, respectively. We had accounts payable to these affiliates of less than $1 million at December 31, 2015, 2014 and 2013.

Participation of Apollo Global Securities in Refinancing Transactions

In January 2013, Apollo Global Securities, LLC, an affiliate of Apollo (“AGS”), acted as one of the initial purchasers and received approximately $1 million in connection with the sale of an additional $1,100 million aggregate principal amount of our 6.625% First-Priority Senior Secured Notes due 2020. AGS also received $1 million in structuring fees in connection with the 2013 Refinancing Transactions.

In April 2015, AGS acted as one of the initial purchasers and received less than $1 million in connection with the sale of the $315 million aggregate principal amount of our 10.00% First-Priority Senior Secured Notes due 2020.

Other Transactions and Arrangements

We sell finished goods to, and purchase raw materials from, the foundry joint venture between us and HA-USA, Inc. (“HAI”). We also provide toll-manufacturing and other services to HAI. Our investment in HAI is recorded under the equity method of accounting, and the related sales and purchases are not eliminated from our Consolidated Financial Statements. However, any profit on these transactions is eliminated in our Consolidated Financial Statements to the extent of our 50% interest in HAI. Sales and services provided to HAI were $72 million, $107 million and $104 million for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from HAI were $1 million, $8 million and $16 million at December 31, 2015, 2014 and 2013, respectively. Purchases from HAI were $16 million, $36 million and $31 million for the years ended December 31, 2015, 2014 and 2013, respectively. We had accounts payable to HAI of $1 million, $2 million and $6 million at December 31, 2015, 2014 and 2013, respectively. Additionally, HAI declared dividends to us of $19 million and $14 million during the years ended December 31, 2015 and 2014, respectively. No amounts remain outstanding related to previously declared dividends as of December 31, 2015.

Our purchase contracts with HAI represent a significant portion of HAI’s total revenue, and this factor results in us absorbing the majority of the risk from potential losses or the majority of the gains from potential returns. However, we do not have the power to direct the activities that most significantly impact HAI, and therefore, do not consolidate HAI. The carrying value of HAI’s assets were $44 million, $53 million and $50 million at December 31, 2015, 2014 and 2013, respectively, and the carrying value of HAI’s liabilities were $14 million, $16 million and $15 million at December 31, 2015, 2014 and 2013, respectively.

In February 2013, we resolved a dispute with HAI regarding the prices HAI paid to us for raw materials used to manufacture dry and liquid resins. As part of the resolution, we will provide discounts to HAI on future purchases of dry and liquid resins totaling $16 million over a period of three years. During the years ended December 31, 2015, 2014 and 2013, we issued $5 million, $5 million and $4 million, respectively, of discounts to HAI under this agreement. As of December 31, 2015, 2014 and 2013, $1 million, $7 million and $12 million, respectively, remained outstanding under this agreement.

We sell products and provide services to, and purchase products from, our other joint ventures which are recorded under the equity method of accounting. These sales were $33 million, $27 million and $12 million for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from these joint ventures were $10 million, $15 million and $3 million at December 31, 2015, 2014 and 2013, respectively. These purchases were $33 million, $26 million and less than $1 million for the years ended December 31, 2015, 2014 and 2013, respectively. We had accounts payable to these joint ventures of $2 million, $26 million and less than $1 million at December 31, 2015, 2014 and 2013, respectively.

We had a loan receivable of $6 million as of December 31, 2015 and 2014 and royalties receivable of $2 million, $0 and $6 million as of December 31, 2015, 2014 and 2013, respectively, from our unconsolidated forest products joint venture in Russia.

In March 2014, we entered into a ground lease with a Brazilian subsidiary of MPM to lease a portion of MPM’s manufacturing site in Itatiba, Brazil for purposes of constructing and operating an epoxy production facility. In conjunction with the ground lease, we also entered into a site services agreement whereby MPM’s subsidiary will provide to us various services such as environmental, health and safety, security, maintenance and accounting, amongst others, to support the operation of this new facility. We paid less than $1 million to MPM under this agreement during the years ended December 31, 2015, and 2014.

As of December 31, 2014 and 2013, respectively, we had approximately $11 million and $10 million of cash on deposit as collateral for a loan that was extended by a third party to one of our unconsolidated joint ventures, which is classified as restricted cash.

In February 2014, we made a restricted purpose loan of $50 million to Superholdco Finance Corp. (“Finco”), a newly formed subsidiary of Hexion Holdings, which was repaid in full during the year ended December 31, 2014. The loan had a maturity date in February 2015, and bore interest at LIBOR plus 3.75% per annum. The loan was fully collateralized by the assets of Finco. On April 7, 2014, Finco entered into an agreement with MPM under which it purchased approximately $51 million of accounts receivable from MPM, paying 95% of the proceeds in cash, with the remaining 5% to be paid in cash when the sold receivables were fully collected. The agreement also appointed MPM to act as the servicer of the receivables on behalf of Finco. Interest incurred under the loan agreement was less than $1 million for the year ended December 31, 2014.

In April 2014, we purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12 million. As a part of the transaction we also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby we will act as a distributor of certain of MPM’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. We are compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the years ended December 31, 2015 and 2014, we purchased approximately $28 million and $29 million, respectively, of products from MPM under this distribution agreement, and earned $1 million each year from MPM as compensation for acting as distributor of the products. As of December 31, 2015 and 2014, we had $2 million of accounts payable to MPM related to the distribution agreement.

Director Independence

We and Hexion Holdings have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of our Board of Directors or Board of Managers be independent. However, for purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we and Hexion Holdings have adopted the definition of independence used by the New York Stock Exchange. Under the New York Stock Exchange’s definition of independence, Messrs. Joyce and Manna are independent.

DESCRIPTION OF OTHER INDEBTEDNESS

In addition to the Notes, Hexion has the following secured indebtedness outstanding:

•	the ABL Facility;

•	the 6.625% First-Priority Senior Secured Notes due 2020;

•	the 10.00% First-Priority Senior Secured Notes due 2020; and

•	the 8.875% Senior Secured Notes due 2018.

Each of the foregoing are secured by collateral agreements with substantially identical terms and covering substantially identical collateral subject to exceptions for foreign collateral pledged in favor of the secured parties under the ABL Facility and subject to other customary exceptions for senior secured notes. In addition, HA-International, LLC and non-U.S. subsidiaries in countries including Australia, Brazil, Finland and Korea have various secured credit facilities and other arrangements with lenders.

ABL Facility

On March 28, 2013, we entered into a senior secured asset-based revolving credit facility (the “ABL Facility”), which provides borrowing availability to us and our U.K., Dutch and Canadian subsidiaries equal to the lesser of (a) $400 million and (b) the borrowing base described below. The ABL Facility has a five-year term, although it will mature 91 days before the maturity of the Senior Secured Notes due 2018 if such notes are still outstanding. In addition, we may request one or more incremental revolving commitments under the ABL Facility in an aggregate principal amount up to the greater of (a) $50.0 million and (b) the excess of the borrowing base over the amount of the then-effective commitments under the ABL Facility at the time of such increase (to the extent we can identify lenders willing to make such an increase available to us).

The borrowing base is, at any time of determination, an amount (net of reserves) equal to the sum of

•	85% of the amount of eligible accounts receivable (including trade receivables), plus

•	the lesser of (i) 70% of the amount of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory, plus

•

in the case of the borrowing base for our U.K., Dutch, Canadian and German subsidiaries, the lesser of (i) the sum of (a) 80% of the amount of eligible machinery and equipment appraised on a net orderly liquidation basis and (b) 75% of the appraised fair market value of eligible real property of the loan parties in Canada, England and Wales, the Netherlands and Germany and (ii) the lesser of (x) 20% of the total commitments and (y) 20% of the borrowing base of the borrowers without giving effect to the additional borrowing base from the eligible machinery and equipment and eligible real property.

The borrowing base of our Canadian, Dutch, U.K. and German subsidiaries may not exceed the greater of 50% of the total commitments and 50% of the borrowing base of the borrowers. On December 31, 2015, the borrowing base reflecting various required reserves was determined to be approximately $354 million.

The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans. As of December 31, 2015, we had approximately $34 million in letters of credit outstanding under the ABL Facility. The borrowings under the ABL Facility bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a base rate (the “ABR Rate”) determined by reference to the highest of (1) the U.S. federal funds rate plus 0.50%, (2) the prime rate of the administrative agent in effect of its principal officer in New York City, and (3) the adjusted LIBOR rate for a one-month interest period plus 1.00%, and (b) a euro currency rate (“LIBOR”) determined by reference to the costs of funds for euro currency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for LIBOR rate borrowings under the ABL Facility was 2.25%. The initial applicable margin for ABR Rate borrowings under the ABL Facility was 1.25%. From and after the date of delivery of our financial statements for the first fiscal quarter ended after the effective date of the ABL Facility, the applicable margin for such borrowings is adjusted depending on the availability under the ABL Facility.

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at an initial rate equal to 0.50% per annum. The commitment fee is adjusted depending on the usage. We also pay a customary letter of credit fee, including a fronting fee of 0.125% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

We may voluntarily repay outstanding loans under the ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to euro currency loans.

The ABL Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents;

•	change the business conducted by us and our subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the ABL Facility requires us to maintain a minimum fixed charge coverage ratio at any time when the average availability is less than the greater of (x) $40 million and (y) 12.5% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of ABL Facility commitments at such time. In that event, we must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. We may not be able to satisfy such ratio in future periods. If we anticipate we will be unable to meet such ratio, we expect not to allow our availability under the ABL Facility to fall below such levels. The ABL Facility also contains certain other customary affirmative covenants and events of default.

Our obligations under the ABL Facility are unconditionally guaranteed by each of our existing and future wholly-owned U.S. subsidiaries, which we refer to collectively as “U.S. Guarantors.” In addition, all obligations of the foreign subsidiary borrowers under the ABL Facility are guaranteed by the U.S. Guarantors, and certain other direct and indirect wholly-owned foreign subsidiaries, which we collectively refer to as the “Foreign Guarantors.” The obligations of Hexion under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock (but in the case of non-U.S. subsidiaries, limited to 65% of the voting equity of such subsidiaries) owned by Hexion and the U.S. Guarantors, subject to certain exceptions. The obligations of the foreign subsidiary borrowers under the ABL Facility and any hedging arrangements and cash management services and the guarantees in respect of those obligations are secured by substantially all of the assets and stock owned by Hexion, the U.S. Guarantors, the foreign subsidiary borrowers and certain of the Foreign Guarantors, subject to certain exceptions. Such security interest consists, (1) with respect to the assets of Hexion and the U.S. Guarantors constituting collateral, of a first-priority lien with respect to the ABL Priority Collateral, and a second-priority lien with respect to the Notes Priority Collateral, and (2) with respect to the assets of the foreign subsidiary borrowers and the Foreign Guarantors constituting collateral, of a first-priority lien.

First Lien Notes

General

In March 2012, we issued $450 million aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 and in January 2013, we issued an additional $1,100 million aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75% (collectively, the “Existing First Lien Notes”). In April 2015, we issued $315 million aggregate principal amount of 10.00% First-Priority Senior Secured Notes due 2020 (the “New First Lien Notes” and, together with the Existing First Lien Notes, the “First Lien Notes”). The First Lien Notes mature on April 15, 2020.

Ranking

The First Lien Notes rank pari passu in right of payment with all of the Issuer’s existing and future senior indebtedness, including debt under the ABL Facility, the notes, the Senior Secured Notes, the Second Lien Notes and the guarantees thereof. The First Lien Notes rank (i) pari passu in priority as to the collateral with respect to our and our guarantors’ existing and future First Priority Lien Obligations, including the notes, (ii) senior in priority as to collateral with respect to our and our guarantors’ indebtedness under the ABL Facility, to the extent of the Notes Priority Collateral and (iii) junior in priority as to ABL Priority Collateral with respect to our and our guarantors’ obligations under the ABL Facility to the extent of the ABL Priority Collateral. The First Lien Notes rank senior in priority as to collateral with respect to our and our guarantors’ existing and future obligations under any obligations secured by a junior-priority lien on the collateral including the Senior Secured Notes and the Second Lien Notes, senior in right of payment to all of our and our guarantors’ existing and future subordinated indebtedness and effectively junior in right of payment to all existing and future indebtedness and other liabilities of any subsidiary that does not guarantee the First Lien Notes, including our foreign subsidiaries.

Optional Redemption

The First Lien Notes may be redeemed prior to April 15, 2015, at a price equal to 100% of the principal amount of the First Lien Notes redeemed plus accrued and unpaid interest to the redemption date and a “make-whole” premium. Thereafter, the First Lien Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the First Lien Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s First Lien Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” will be deemed to have occurred: at such time as any person (other than a permitted holder) is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 50% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; upon the disposition of substantially all of Hexion’s assets; or upon the failure of continuing directors to constitute a majority of Hexion’s Board of Directors.

Covenants

Under the terms of the indenture governing the First Lien Notes, Hexion is subject to covenants that, among other things, restrict its ability to: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vi) create liens on certain assets to secure debt; (vii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (viii) enter into certain transactions with its affiliates; and (ix) designate its subsidiaries as unrestricted subsidiaries.

Events of Default

The First Lien Notes specify events of default including failure to pay principal and interest on the First Lien Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

8.875% Senior Secured Notes due 2018

General

The Senior Secured Notes due 2018 (the “Senior Secured Notes”) consist of $1,200 million original aggregate principal amount of 8.875% Senior Secured Notes due 2018, including $200 million of additional notes issued in January 2013. The Senior Secured Notes mature on February 1, 2018. During the second half of 2015, we repurchased $203 million of our Senior Secured Notes on the open market for a total cost of $160 million.

Ranking

The Senior Secured Notes rank pari passu in right of payment with all of Hexion’s existing and future senior indebtedness, including debt under Hexion’s ABL Facility and the guarantees thereof. The Senior Secured Notes rank effectively junior in priority as to collateral with respect to our ABL Facility, the First Lien Notes and the notes offered hereby, and any other future obligations secured by a first-priority lien on the collateral and, subject to certain exceptions, senior in priority as to collateral with respect to our and our guarantors’ obligations under Hexion’s Second-Lien Notes and any other future obligations secured by a second-priority lien on the collateral and senior in right of payment to all of Hexion’s existing and future subordinated indebtedness.

Optional Redemption

The Senior Secured Notes may be redeemed at the applicable redemption price, plus accrued and unpaid interest.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Senior Secured Notes.

Change of Control

In the event of a Change in Control (as defined below), a holder has the right to require us to buy such holder’s Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest.

A “Change of Control” will be deemed to have occurred: at such time as any person (other than a permitted holder) is or becomes the beneficial owner of shares of Hexion’s stock entitling such person to exercise 50% or more of the total voting power of all classes of Hexion’s stock entitled to vote in elections of directors; upon the disposition of substantially all of Hexion’s assets; or upon the failure of continuing directors to constitute a majority of Hexion’s Board of Directors.

Covenants

Under the terms of the indenture governing the Senior Secured Notes, Hexion is subject to covenants that, among other things, restrict its ability to: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make other distributions in respect of its capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vi) create liens on certain assets to secure debt; (vii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (viii) enter into certain transactions with its affiliates; and (ix) designate its subsidiaries as unrestricted subsidiaries.

Events of Default

The Senior Secured Notes specify events of default including failure to pay principal and interest on the Senior Secured Notes, a failure to comply with covenants, subject to a 30-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

International Credit Facilities

We also have additional international credit facilities that provide liquidity to our local businesses in local currencies, in countries including Australia, Brazil, Finland and Korea with various expiration dates through 2019. As of December 31, 2015, our international facilities provided availability totaling approximately $36 million, based on exchange rates as of such date.

Senior Unsecured Debentures

General

Borden Chemical has sold, on four occasions, senior unsecured debentures, which are referred to collectively as the Debentures, each with separate maturity dates and interest rates. Borden Chemical redeemed its 9 1/4% Debentures concurrently with the closing of the acquisition of Borden Chemical and we redeemed the

8 3/8% Debentures in connection with the 2015 Refinancing Transactions. The following table sets forth certain information about the Debentures that remain outstanding:

Rate	Maturity Date	Original Face Value	Outstanding as of December 31, 2015	Sinking Fund Requirements
7 7/8%	February 15, 2023	250,000,000	$188,786,000	None
9 1/5%	March 15, 2021	200,000,000	$73,581,000	None

Rankings

The Debentures rank equally in right of payment with all of Hexion’s existing and future senior indebtedness and rank senior in right of payment to all of Hexion’s existing and future subordinated indebtedness. These Debentures are not secured and, as such, have no underlying assets to secure the payment of principal or interest.

Optional Redemption

The 9 1/5% Debentures and the 7 7/8% Debentures are not redeemable prior to their respective maturity dates.

Mandatory Redemption

Except as described above in “—General,” Hexion is not required to make mandatory redemption or sinking fund payments with respect to the Debentures.

Change of Control

The 9 1/5% Debentures and the 7 7/8% Debentures do not contain provisions relating to a Change in Control.

Covenants

Under the terms of the indentures governing the Debentures, Hexion is subject to covenants that, among other things, restrict its ability to create liens on its assets, incur debt at its subsidiaries or enter into sale leaseback transactions.

Events of Default

The Debentures specify events of default including failure to pay principal and interest on the Debentures, a failure to comply with covenants, subject to a 90-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us.

DESCRIPTION OF THE NOTES

On November 5, 2010, $574,016,000 aggregate principal amount of 9.00% Second-Priority Senior Secured Notes Due 2020 (including $134,016,000 aggregate principal amount issued to an affiliate of Apollo) (the “Notes”) were issued under an Indenture (the “Indenture”) by and among Hexion U.S. Finance Corp. (the “U.S. Issuer”) and Hexion Nova Scotia Finance, ULC (the “Canadian Issuer” and together with the U.S. Issuer, the “Issuers”), Momentive Specialty Chemicals Inc. (now known as Hexion Inc., “MSC”), certain of MSC’s subsidiaries and Wilmington Trust Company, as trustee (in such capacity, the “Trustee”).

On December 2, 2014, the U.S. Issuer merged with and into MSC, with MSC remaining as surviving entity (the “Merger”). In connection with the Merger, MSC became a successor issuer of the Notes, initially issued by the U.S. Issuer and the Canadian Issuer and guaranteed by MSC, and agreed to unconditionally assume the obligations of the U.S. Issuer under the Indenture and the Notes, to be bound by all other provisions of the Indenture and the Notes, and to perform all of the obligations and agreements of the U.S. Issuer under the Indenture and the Notes pursuant to the First Supplemental Indenture dated as of December 2, 2014 by and among MSC, the Canadian Issuer, the guarantors party thereto and the Trustee.

The Issuers previously issued the Exchange Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Notes except that upon completion of the exchange offer, the Exchange Notes were registered under the Securities Act and free of any covenants regarding exchange registration rights. Apollo did not participate in the exchange offer.

The following summary of certain provisions of the Indenture, the Notes, the Security Documents and the Intercreditor Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part of the Indenture by the TIA. We urge you to read those agreements because they, not this description, define your rights as holders of the Notes. Capitalized terms used in this “Description of the Notes” section and not otherwise defined have the meanings set forth under “—Certain Definitions.” As used in this “Description of the Notes” section, “we,” “us” and “our” refers to Hexion Inc. (formerly known as Momentive Specialty Chemicals Inc.) and its subsidiaries (or in the case of “—Additional Amounts” or “Redemption for Changes in Withholding Tax,” the Issuers) and “MSC” refers only to Hexion Inc. and not to any of its subsidiaries. Unless otherwise indicated by the context, references in the “Description of Notes” section to the “Notes” include the Notes and the Exchange Notes. The U.S. Issuer is a Delaware corporation. The Canadian Issuer is a Nova Scotia unlimited liability company. The Canadian Issuer does not have any material assets other than advances or intercompany loans to MSC and its affiliates that it has made, if applicable with a portion of the proceeds from the sale of the Notes and other debt securities issued by it.

Brief Description of the Notes

The Notes are the joint and several senior obligations of the Issuers. The Notes are secured by a second-priority lien in the Collateral and guaranteed on a senior secured basis by MSC and each Subsidiary of MSC that is a Guarantor.

Principal, Maturity and Interest

Apollo did not participate in the exchange offer for the Exchange Notes, but has registration rights with respect to the Notes it acquired in the November 2010 Refinancing Transaction. Except as set forth below, the Notes have been, and will be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000, provided that Notes may be issued in denominations of less than $1,000 solely to accommodate book entry positions that have been created by DTC in denominations of less than $1,000. See “—Book Entry, Delivery and Form.” No service charge will be made for any registration of transfer or exchange of the Notes, but in certain circumstances the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Notes will mature on November 15, 2020.

The Issuers may issue additional Notes under the Indenture from time to time. Any offering of additional Notes is subject to the covenants described below under the captions “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens.” The Notes, the Exchange Notes and the additional Notes, if any, may, at our election, be treated as a single series and/or class of Notes for purposes of the Indenture.

Holders of additional Notes actually issued will share equally and ratably in the Collateral. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to the Notes include any additional Notes actually issued.

Interest on the Notes will accrue at the rate of 9.00% per annum and will be payable semiannually in arrears on May 15 and November 15, commencing on May 15, 2011. The Issuers will make each interest payment to the Holders of record of the Notes on the immediately preceding May 1 and November 1. The Issuers will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the Notes will accrue from the most recent interest payment date for which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On and after November 15, 2015, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2015	104.500%
2016	103.000%
2017	101.500%
2018 and thereafter	100.000%

In addition, prior to November 15, 2015, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to November 15, 2013, the Issuers may redeem, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, in the aggregate up to 35% of the original principal amount of the Notes (which includes additional Notes, if any) with the net cash proceeds of one or more Equity Offerings (1) by MSC or (2) by any direct or indirect parent of MSC, in each case, to the extent the net cash proceeds thereof are contributed to the common equity capital of MSC or used to purchase Capital Stock (other than Disqualified

Stock) of MSC from it, at a redemption price (expressed as a percentage of principal amount thereof) of 109% plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the aggregate principal amount of the Notes (which includes additional Notes, if any), remains outstanding after each such redemption; provided further, however, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at MSC’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Selection

In the case of any partial redemption of the Notes, selection of the Notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable or by lot or such other method as deemed appropriate by the Trustee; provided, however, that no Notes of $2,000 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” From time to time, MSC, the Issuers, their respective Affiliates or the Sponsor may acquire Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as MSC, the Issuers, their respective Affiliates or the Sponsors (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration to be received by participating holders in the Offering Transactions and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof MSC, the Issuers, their respective Affiliates or the Sponsors may choose to pursue in the future.

Additional Amounts

We are required to make all our payments under or with respect to the Notes free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) imposed or levied by or on behalf of the government of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or within any other jurisdiction in which we are organized or are otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each a “Relevant Taxing Jurisdiction”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof.

If we are so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes, we will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by you (including Additional Amounts) after such withholding or deduction will not be less than the amount you would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to (1) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder and the Relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding outside of Canada of such Note); (2) any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge; (3) any Taxes imposed or withheld by reason of the failure to comply by the holder of a Note, or, if different, the beneficial owner of the interest payable on a Note with a timely request of the Issuer addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with a Relevant Taxing Jurisdiction that is required or imposed by a statute, treaty, regulation or administrative practice of such Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Tax nor will we pay Additional Amounts (a) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period), or (b) with respect to any payment of principal of (or premium, if any, on) or interest on such Note to any holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settler with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such Note.

We will provide the Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid.

Whenever in the Indenture there is mentioned, in any context:

(1) the payment of principal;

(2) purchase prices in connection with a purchase of Notes;

(3) interest; or

(4) any other amount payable on or with respect to any of the Notes,

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

We will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture, the Security Documents, the Intercreditor Agreement or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, excluding such taxes, charges or similar levies imposed by any jurisdiction outside of Canada, the jurisdiction of incorporation of any successor of the Canadian Issuer or any jurisdiction in which a paying agent is located, and we will agree to indemnify the Holders for any such taxes paid by such Holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor Person to the Canadian Issuer is organized or any political subdivision or taxing authority or agency thereof or therein.

For a discussion of Canadian withholding taxes applicable to payments under or with respect to the Notes, see “Material Tax Consequences—Certain Canadian Tax Consequences to Non-Canadian Holders.”

Redemption for Changes in Withholding Taxes

We are entitled to redeem the Notes, at our option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of:

(1) a change in or an amendment to the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein); or

(2) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations,

which change or amendment is announced or becomes effective on or after the date of the Offering Circular and we cannot avoid such obligation by taking reasonable measures available to us.

Before we publish or mail notice of redemption of the Notes as described above, we will deliver to the Trustee an Officers’ Certificate to the effect that we cannot avoid our obligation to pay Additional Amounts by taking reasonable measures available to us. We will also deliver an opinion of independent legal counsel of recognized standing stating that we would be obligated to pay Additional Amounts as a result of a change in tax laws or regulations or the application or interpretation of such laws or regulations.

Ranking

The indebtedness evidenced by the Notes and the Guarantees is senior Indebtedness of the Issuers or the applicable Guarantor, as the case may be, ranks pari passu in right of payment with all existing and future senior Indebtedness of the Issuers and the Guarantors, as the case may be, and has the benefit of the second-priority security interest in the Collateral as described under “—Security for the Notes” and ranks senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers and the Guarantors, as the case may be. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the Notes and the Guarantees are second in priority (subject to Permitted Liens, including exceptions described under the caption “—Security for the Notes”) to all security interests at any time granted to secure First-Priority Lien Obligations.

At December 31, 2015:

(1) MSC and its Subsidiaries had approximately $3.8 billion aggregate principal amount of Indebtedness outstanding (including the Notes and the Guarantees);

(2) MSC and its Subsidiaries had approximately $1.9 billion aggregate principal amount of Indebtedness outstanding consisting of approximately $1.6 billion of First-Priority Senior Secured Notes and $315 million of New First-Priority Senior Secured Notes and guarantees thereof, all of which constitute First-Priority Lien Obligations. In addition, as of such date, MSC and its Subsidiaries had approximately $320 million of availability under the ABL Facility, all of which is secured by a first-priority lien on the Collateral securing the Notes;

(3) MSC and its Subsidiaries had approximately $1.0 billion aggregate principal amount of Indebtedness outstanding constituting lien obligations junior to the ABL Facility and the First-Priority Senior Secured Notes and senior to second-priority lien obligations, consisting of the Notes and guarantees thereof, which constitute First-Priority Lien Obligations with respect to the Notes;

(4) MSC and its Subsidiaries had $574 million aggregate principal amount of Indebtedness outstanding constituting second-priority indebtedness, consisting of Secured Indebtedness under the Notes and the guarantees thereof; and

(5) Of the approximately $3.8 billion aggregate principal amount of Indebtedness, MSC’s Subsidiaries that are not Guarantors had total Indebtedness of approximately $116 million (excluding intercompany liabilities of Subsidiaries that are not Guarantors).

Although the Indenture contains limitations on the amount of additional Indebtedness that MSC and its Subsidiaries may Incur, under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness, including First-Priority Lien Obligations. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

A significant portion of the operations of MSC are conducted through its Subsidiaries. Unless the Subsidiary is a Guarantor or one of the Issuers, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of MSC, including holders of the Notes. The Notes, therefore, will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of MSC that are not Guarantors or one of the Issuers. Although the Indenture limits the Incurrence of Indebtedness by and the issuance of Disqualified Stock and Preferred Stock of certain of MSC’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Pursuant to the terms of the ABL facility, intercompany indebtedness of any borrower thereunder to any of our subsidiaries is subordinated to the prior payment of the senior indebtedness obligations under the ABL facility. These subordination provisions prevent the payment of any amounts on intercompany notes until all obligations under the ABL facility are paid in full in cash if any default or event of default under the ABL facility has occurred.

Security for the Notes

The Notes and the Guarantees are secured by second-priority security interests (subject to Permitted Liens) in the Collateral and the Notes will share in the benefit of such security interest based on the respective amounts of the Obligations thereunder. However, the Guarantees will not be effective and the security interests will not be created prior to the Issue Date. The Collateral consists of (i) 100% of the Capital Stock of certain existing and certain future Domestic Subsidiaries of MSC that are owned directly by MSC, the U.S. Issuer or any Subsidiary Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”), (ii) 65% of the Capital Stock of all existing and certain future Foreign Subsidiaries of MSC that are owned directly by MSC, the U.S. Issuer or any Subsidiary Guarantor (subject to the limitations described in the next paragraph and “—Limitations on Stock Collateral”) and (iii) substantially all of the other property and assets, in each case, that are held by MSC, the U.S. Issuer or any of the Subsidiary Guarantors, to the extent that such assets secure the First-Priority Lien Obligations and to the extent that a second-priority security interest is able to be granted or perfected therein.

In addition to the limitations described below under “—Limitations on Stock Collateral”, the initial Collateral does not include (i) any property or assets owned by any Foreign Subsidiaries, (ii) any real estate held by MSC or any of its Subsidiaries, (iii) Principal Property, (iv) any vehicle covered by a certificate of title or ownership, (v) any assets not required to be pledged as security for holders of First-Priority Lien Obligations, (vi) any letter of credit rights to the extent any of the Issuers or the Subsidiary Guarantors is required by applicable law to apply the proceeds of a drawing of such letter of credit for a specified purpose, (vii) any assets which, if included in the Collateral, would require the Existing Debentures to be ratably secured with the Notes pursuant to the terms of the indentures for the Existing Debentures, (viii) any right, title or interest of the Issuers or the Subsidiary Guarantors in any license, contract or agreement to which such Issuers or Subsidiary Guarantor is a party or any of its right, title or interest thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract or agreement, result in a breach of the terms of, or constitute a default under, any license, contract or agreement to which such Issuer or Subsidiary Guarantor is a party or (ix) any equipment or other asset owned by any Issuer or Subsidiary Guarantor that is subject to a purchase money lien or a Capitalized Lease Obligation, if the contract or other agreement in which such Lien is granted (or the documentation providing for such Capitalized Lease Obligation) prohibits or requires the consent of any person other than the Issuers or Subsidiary Guarantors as a condition to the creation of any other security interest on such equipment. Except for property and assets of Foreign Subsidiaries, the foregoing excluded property and assets do not secure the First-Priority Lien Obligations.

The security interests securing the Notes are second in priority to any and all security interests (other than property and assets of Foreign Subsidiaries) at any time granted to secure the First-Priority Lien Obligations and will also be subject to all other Permitted Liens. The First-Priority Lien Obligations include Secured Bank Indebtedness and related obligations, as well as certain hedging obligations and certain other obligations in respect of cash management services. The Person holding such First-Priority Lien Obligations may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Intercreditor Agent to realize or foreclose on the Collateral on behalf of holders of the Notes.

The Issuers, MSC and the Subsidiary Guarantors will be able to incur additional indebtedness in the future which could share in the Collateral, including additional First-Priority Lien Obligations, indebtedness secured by a Permitted Lien that may be prior or pari passu with Liens securing the Notes and additional indebtedness which would be secured on a second-priority basis with the Notes. The amount of such First-Priority Lien Obligations will be limited by the covenant disclosed under “—Certain Covenants—Liens,” and the amount of all such additional indebtedness will be limited by the covenant described under “—Certain Covenants—Limitation on incurrence of indebtedness and issuances of disqualified stock and preferred stock.” Under certain circumstances the amount of such First-Priority Lien Obligations and additional indebtedness could be significant.

Limitations on Stock Collateral

The Capital Stock and securities of a Subsidiary of MSC (other than the Momentive Canada Entities) that are owned by MSC or any Guarantor will constitute Collateral only to the extent that such Capital Stock and securities can secure the Notes without Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act (or any other law, rule or regulation) requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency). In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act requires or is amended, modified or interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary (other than the Momentive Canada Entities) due to the fact that such Subsidiary’s Capital Stock and securities secure the Notes or any Guarantee, then the Capital Stock and securities of such Subsidiary shall automatically be deemed not to be part of the Collateral (but only to the extent necessary to not be subject to such requirement). In such event, the Security Documents may be amended or modified, without the consent of any Holder of Notes, to the extent necessary to release the second-priority security interests on the shares of Capital Stock and securities that are so deemed to no longer constitute part of the Collateral. As of the date of this prospectus, Momentive Canada is an indirect wholly owned subsidiary of Momentive Coop.

In the event that Rule 3-10 or Rule 3-16 of Regulation S-X under the Securities Act is amended, modified or interpreted by the SEC to permit (or is replaced with another rule or regulation, or any other law, rule or regulations adopted, which would permit) such Subsidiary’s Capital Stock and securities to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock and securities of such Subsidiary shall automatically be deemed to be a part of the Collateral (but only to the extent necessary to not be subject to any such financial statement requirement). In such event, the Security Documents may be amended or modified, without the consent of any holder of Notes, to the extent necessary to subject to the Liens under the Security Documents such additional Capital Stock and securities.

In accordance with the limitations set forth in the two immediately preceding paragraphs, as of the date of this prospectus, other than with respect to Momentive Coop whose shares of Capital Stock are part of the Collateral without regard to such limits described above, the Collateral includes shares of Capital Stock of the Subsidiaries only to the extent that the applicable value of such Capital Stock (on a Subsidiary-by-Subsidiary basis) is less than 20% of the aggregate principal amount of the outstanding Notes. Certain of MSC’s foreign subsidiaries may have a value in excess of 20% of the principal amount of the Notes initially issued; accordingly MSC’s pledge of such stock as Collateral is limited to less than 20% of the Notes pursuant to these collateral cut back provisions.

After-Acquired Collateral

From and after the Issue Date and subject to certain limitations and exceptions, if MSC or any Guarantor creates any additional security interest upon any property or asset to secure any First-Priority Lien Obligations (which include Obligations in respect of the Credit Agreement), it must concurrently grant a second-priority security interest (subject to Permitted Liens, including the first-priority lien that secures obligations in respect of the First-Priority Lien Obligations) upon such property as security for the Notes. Also, if granting a security interest in such property requires the consent of a third party, MSC will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the Notes. If such third party does not consent to the granting of the second-priority security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

Security Documents and Intercreditor Agreement

The Notes are designated as “Additional Second Lien Obligations” under the Existing Second Lien Notes Collateral Agreement pursuant to a joinder and supplement thereto. The Security Documents and the security interests created thereunder inure to the benefit of the Trustee and the Holders of the Notes and define their rights and remedies thereunder. These security interests secure the payment and performance when due of all of the Obligations of the Issuers and the Guarantors under the Notes, the Indenture, the Guarantees and the Security Documents, as provided in the Security Documents.

The Issuers, the Trustee and the Intercreditor Agent have entered into a joinder to the Intercreditor Agreement. The Intercreditor Agreement may be amended from time to time without the consent of Holders of the Notes to add other parties holding other second-priority lien obligations and other First-Priority Lien Obligations permitted to be incurred under the Indenture. The Intercreditor Agent is initially the administrative agent under the Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, at any time at which First-Priority Lien Obligations are outstanding (whether incurred prior to, on or after the Issue Date), the Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests even if any Event of Default under the Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such Notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the second-priority Liens. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of Notes will not control decisions regarding collateral.” At any time at which all First-Priority Lien Obligations have been discharged in full, the Trustee in accordance with the provisions of the Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the Notes and the holders of other second-priority lien obligations. The proceeds from the sale of the Collateral remaining after the satisfaction of all First-Priority Lien Obligations may not be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if saleable. See “Risk Factors—Risks Related to an Investment in the Notes—Additional indebtedness is secured by the collateral securing the Notes, and the Notes will be secured only to the extent of the value of the assets that have been granted as security for the Notes and the guarantees, which may not be sufficient to satisfy our obligations under the Notes.”

In addition, the Security Documents and the Intercreditor Agreement provide that, so long as there are First-Priority Lien Obligations outstanding (whether incurred prior to, on or after the Issue Date), (1) the holders of First-Priority Lien Obligations may direct the Intercreditor Agent to take actions with respect to the Collateral (including the release of Collateral and the manner of realization) without the consent of the holders of the Notes, (2) MSC and the Subsidiary Guarantors may require the Trustee to agree to modify the Security Documents or the Intercreditor Agreement, without the consent of the Trustee and the holders of the Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture and (3) the holders of the First-Priority Lien Obligations may change, waive, modify or vary the security documents without the consent of the holders of the Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the Notes and not the other secured creditors in a like or similar manner. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture if such determination is set forth in an Officers’ Certificate delivered to such provider; provided, however, that such determination will not affect whether or not MSC has complied with its undertakings in the Indenture, the Security Documents or the Intercreditor Agreement. See “Risk Factors—Risks Related to an Investment in the Notes—Holders of Notes will not control decisions regarding collateral.”

Further, the Intercreditor Agreement provides that, if any Issuer or Guarantor is subject to any bankruptcy, insolvency, liquidation or other debtor-relief proceeding (an “Insolvency Proceeding”), the Trustee and the holders of the Notes:

(1) will not contest such Issuer’s or Guarantors’, as applicable (x) use of cash collateral or (y) obtaining of any debtor-in-possession financing, in each case if the holders of First-Priority Lien Obligations desire to permit such use of cash collateral or debtor-in-possession financing, as applicable,

(2) will not request adequate protection or other relief in connection with any such use of cash collateral or any such debtor-in-possession financing, except as set forth in the following paragraph,

(3) if the Liens on any Collateral securing the First-Priority Lien Obligations (the “First-Priority Liens”) are subordinated to or are pari passu with the Liens on such Collateral securing any such debtor-in-possession financing, will subordinate the Liens on such Collateral securing the Notes on the same basis as such Liens are subordinated to the First-Priority Liens under the Intercreditor Agreement,

(4) will not contest (or support any other Person in contesting) (x) any request by the Intercreditor Agent or the holders of First-Priority Lien Obligations for adequate protection or (y) any objection made by the Intercreditor Agent or the holders of First-Priority Lien Obligations to any motion, relief, action or proceeding claiming a lack of adequate protection,

(5) will raise no objection to (or otherwise contest) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of First-Priority Lien Obligations made by the Intercreditor Agent or any holder of First-Priority Lien Obligations, and, so long as First-Priority Lien Obligations are outstanding, will not seek any such relief in respect of the Collateral without the consent of the Intercreditor Agent and the requisite holders of First-Priority Lien Obligations,

(6) will raise no objection to (or otherwise contest) any lawful exercise by any holder of First-Priority Lien Obligations of the right to credit bid First-Priority Lien Obligations at any sale in foreclosure of Collateral,

(7) will raise no objection to (and will not otherwise contest) any other request for judicial relief made in any court by any holder of First-Priority Lien Obligations relating to the lawful enforcement of any Lien on Collateral,

(8) will raise no objection to (and will not otherwise contest) any order relating to a sale of assets of any Issuer or Guarantor for which the Intercreditor Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the First-Priority Liens and the Liens securing the Notes will attach to the proceeds of the sale on the same basis of priority as the First-Priority Liens rank to the Liens securing the Notes in accordance with the Intercreditor Agreement and

(9) so long as First-Priority Lien Obligations are outstanding, will not assert or enforce any claim under Section 506(c) of the U.S. Bankruptcy Code senior to or on a parity with the First-Priority Liens for costs or expenses of preserving or disposing of any Collateral.

Notwithstanding the foregoing, in any Insolvency Proceeding, (i) if any holders of First-Priority Lien Obligations are granted adequate protection in the form of additional collateral in connection with any debtor-in-possession financing or use of cash collateral, then the trustee or the holders of the Notes may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is subordinated to the First-Priority Liens and the Liens securing such debtor-in-possession financing on the same basis as the Liens securing the Notes are subordinated to the First-Priority Liens under the Intercreditor Agreement and (ii) in the event any holder of Notes (or the trustee on behalf of itself or any holder of Notes) receives adequate protection in the form of additional collateral, then the applicable holders of First-Priority Lien Obligations shall be granted a senior Lien on such additional collateral as security for the applicable First-Priority Lien Obligations, and any Lien on such additional collateral securing the Notes shall be subordinated to the Liens on such collateral securing the First-Priority Lien Obligations and any other Liens granted to the Senior Lenders (as defined in the Intercreditor Agreement) as adequate protection on the same basis as the Liens securing the Notes are so subordinated to the First-Priority Liens under the Intercreditor Agreement.

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.”

Subject to the terms of the Security Documents, the Issuers and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Intercreditor Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

See “Risk Factors—Risks Related to an Investment in the Notes—Rights of holders of Notes in the collateral may be adversely affected by bankruptcy proceedings.”

Release of Collateral

The Issuers and the Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1) if all other Liens on such property or assets securing First-Priority Lien Obligations (including all commitments and letters of credit thereunder) are released and there are no outstanding Receivables Financings (or commitments therefor); provided, however, that (x) if the Issuers incur or any Guarantor subsequently incurs First-Priority Lien Obligations that are secured by liens on property or assets of the Issuers or any Guarantor of the type constituting the Collateral and the related Liens are incurred in reliance on clause (8) of the definition of Permitted Liens or (y) MSC or any of its Restricted Subsidiaries subsequently enter into any Receivables Financings, then MSC and its Restricted Subsidiaries will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First-Priority Lien Obligations, will be second priority Liens on the Collateral securing such First-Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First-Priority Lien Obligations, with the second-priority Lien held either by the administrative agent, collateral agent or other representative for such First-Priority Lien Obligations or by a collateral agent or other representative designated by MSC to hold the second-priority Liens for the benefit of the Holders of the Notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Intercreditor Agreement;

(2) to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales”;

(3) in the case of a Guarantor that is released from its Guarantee with respect to the Notes, the release of the property and assets of such Guarantor;

(4) in the case of a Guarantor making a Permitted Transfer to any Restricted Subsidiary of MSC; provided that such Permitted Transfer is permitted by clause (y) of the last paragraph under “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) in respect of the property and assets of a Restricted Subsidiary that is a Guarantor, upon the designation of such Guarantor to be an Unrestricted Subsidiary in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary”;

(6) in respect of the property and assets of a Guarantor that at any time is not subject to a Lien securing First-Priority Lien Obligations at such time; provided that if such property and assets is subsequently subject to a Lien securing First-Priority Lien Obligations (other than assets excluded from the Collateral), such property and assets shall subsequently constitute Collateral hereunder; or

(7) as described under “—Amendments and Waivers” below.

If an Event of Default under the Indenture exists on the date on which the First-Priority Lien Obligations are repaid in full and terminated (including all commitments and letters of credit thereunder), the second-priority Liens on the Collateral securing the Notes will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First-Priority Lien Obligations secured by the Collateral, and thereafter the Trustee (acting at the direction of the holders of a majority of outstanding principal amount of the Notes) will have the right to direct the Intercreditor Agent to foreclose upon the Collateral (but in such event, the Liens on the Collateral securing the Notes will be released when such Event of Default and all other Events of Default under the Indenture cease to exist).

The second-priority security interests in all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid (including pursuant to a satisfaction and discharge of the Indenture as described below under “—Satisfaction and Discharge”) or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Defeasance.”

Guarantees

MSC and each direct and indirect Restricted Subsidiary of MSC that is a Domestic Subsidiary on the Issue Date and that guarantees the obligations of MSC under the Credit Agreement jointly and severally, irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of all Guarantors are secured by second-priority security interests (subject to Permitted Liens) in the Collateral owned by such Guarantor. Such Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Guarantees.

Each Guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Guarantor without rendering such Guarantee, as it relates to such Guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to an Investment in the Notes—Federal and state statutes allow courts, under specific circumstances, to void notes, guarantees and security interests, and require note holders to return payments received.” After the Issue Date, MSC will cause certain domestic Subsidiaries that Incur or guarantee certain Indebtedness or that issued certain shares of Disqualified Stock or Preferred Stock to execute and deliver to the Trustee supplemental indentures pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same basis. See “—Certain Covenants—Future Guarantors.”

Each Guarantee will be a continuing guarantee and, subject to the next succeeding paragraph, shall:

(1) remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2) be binding upon each such Guarantor and its successors; and

(3) inure to the benefit of and be enforceable by the Trustee, the holders of the Notes and their successors, transferees and assigns.

A Guarantee of a Restricted Subsidiary will be automatically released upon:

(a) the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture, in each case other than to MSC or a Subsidiary of MSC; provided, however, that such Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and any other Indebtedness of MSC or any Subsidiary Guarantor;

(b) MSC designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary”;

(c) the release or discharge of all guarantees by such Restricted Subsidiary and the repayment of all Indebtedness and retirement of all Disqualified Stock of such Restricted Subsidiary which, if Incurred by such Restricted Subsidiary, would require such Restricted Subsidiary to guarantee the Notes under the covenant described under “—Certain Covenants—Future Guarantors”;

(d) our exercise of our legal defeasance option or covenant defeasance option as described under “—Defeasance” with respect to the Notes, or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture; and

(e) such Restricted Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest in favor of First-Priority Lien Obligations, subject to, in each case, the application of the proceeds of such foreclosure in the manner described under “—Security for the Notes—Release of Collateral.”

Book-Entry, Delivery and Form

General

Except as set forth below, the Notes were initially issued in registered, global notes in global form without coupons (“Global Notes”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of The Depository Trust Company (“DTC”) or a nominee thereof. The Notes to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “participants”) and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuers, the Trustee nor any agent of the Issuers or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuers. Neither the Issuers nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants, it is under no obligation to perform such procedures, and such procedures may be discontinued or changed at any time. Neither the Issuers nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (A) notifies the Issuers that it is unwilling or unable to continue as depositary for the Global Notes or (B) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

(2) MSC, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear a restrictive legend unless that legend is not required by applicable law.

Certificated Notes issued pursuant to the Apollo Notes Exchange

Pursuant to the Indenture, the Notes issued to the selling security holder pursuant to the Apollo Notes Exchange were issued as Certificated Notes bearing certain restrictive legends relating to restrictions on transfer. Notwithstanding other restrictions on exchanging Certificated Notes for Global Notes, the Certificated Note(s) that were issued to the selling security holder may be exchanged for a beneficial interest in Global Notes if such Certificated Notes (a) are being transferred pursuant to an effective registration statement under the Securities Act, (b) have not been owned by the Issuers or an Affiliate of the Issuers during the six month period preceding such exchange, (c) are being transferred in connection with a transfer pursuant to Rule 144, subject to receipt by the Trustee of such documentation as it shall reasonably request pursuant to the Indenture or (d) in the Opinion of Counsel delivered to the Trustee, the beneficial owner can hold a beneficial interest in Global Notes without adversely affecting the ability of beneficial owners of interests in such Global Notes that are not Affiliates of the Issuer to transfer such interests pursuant to Rule 144 or pursuant to another exemption from the registration requirements of the Securities Act.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Exchanges Among Global Notes

Beneficial interests in the Temporary Regulation S Global Note may be exchanged for beneficial interests in the Permanent Regulation S Global Note or the Rule 144A Global Note or the IAI Global Note only after the expiration of the Distribution Compliance Period and then only upon certification in form reasonably satisfactory to the Trustee that, among other things, (1) beneficial ownership interests in such Temporary Regulation S Note are owned by or being transferred to either non-U.S. persons or U.S. persons who purchased such interests in a transaction that did not require registration under the Securities Act and (2) in the case of an exchange for an interest in an IAI Global Note, the interest in the Temporary Regulation S Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor.”

Beneficial interest in a Rule 144A Global Note or an IAI Global Note may be transferred to a Person who takes delivery in the form of an interest in the Regulation S Global Note, whether before or after the expiration of the Distribution Compliance Period, only if the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer is being made in accordance with Rule 903 or 904 of Regulation S or Rule 144.

Beneficial interest in the Rule 144A Global Note may be exchanged for a beneficial interest in the IAI Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things, (i) the beneficial interest in such Rule 144A Global Note is being transferred to an “accredited investor” under the Securities Act that is an institutional “accredited investor” acquiring the securities for its own account or for the account of an institutional “accredited investor” and (ii) such transfer is being made in accordance with all applicable securities laws of the States of the United States of America and other jurisdictions. Beneficial interest in the IAI Global Note may be exchanged for a beneficial interest in the Rule 144A Global Note only upon certification in a form reasonably satisfactory to the Trustee that, among other things, such interest is being transferred in a transaction in accordance with Rule 144A.

Transfers involving exchanges of beneficial interests between the Regulation S Global Notes, the IAI Global Notes and the Rule 144A Global Notes will be effected in DTC by means of an instruction originated by the DTC Participant through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect the changes in the principal amounts of the Regulation S Global Note, the IAI Global Note and the Rule 144A Global Note, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other Global Note for so long as it remains such an interest.

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Issuers will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

The occurrence of any of the following events will constitute a “Change of Control.”

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of MSC and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2) MSC becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange

Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of MSC; or

(3) individuals who on the Issue Date constituted the Board of Directors of MSC (together with any new directors whose election by such Board of Directors of MSC or whose nomination for election by the shareholders of MSC was approved by (a) a vote of a majority of the directors of MSC then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of MSC then in office.

The occurrence of any Change of Control will constitute an Event of Default under the Indenture unless the Issuers (i)(A) make an offer within 30 days following such Change of Control to all holders of the Notes to purchase all the Notes properly tendered (a “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest (if any) to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); and (B) purchase all the Notes properly tendered in accordance with the Change of Control Offer or (ii) exercise their right, within 30 days following such Change of Control, to redeem all the Notes as described under “—Optional Redemption.”

A “Change of Control Offer” means a notice mailed to each holder of the Notes with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts and financial information regarding such Change of Control;

(3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The Issuers will be deemed to have made a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture applicable to a Change of Control Offer, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have failed to make a Change of Control Offer or purchase Notes pursuant thereto as described above by virtue thereof.

This Change of Control repurchase provision is a result of negotiations among MSC, the Issuers and the Initial Purchasers. MSC has no present intention to engage in a transaction involving a Change of Control, although it is possible that MSC could decide to do so in the future. Subject to the limitations discussed below,

MSC could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect MSC capital structure or credit ratings.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future indebtedness of MSC may contain prohibitions on certain events which would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the purchase of the Notes pursuant to a Change of Control Offer could cause a default under such other indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuers, MSC and the other Guarantors. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any such repurchases. See “Risk Factors—Risks Related to an Investment in the Notes—The Issuers may not be able to repurchase the Notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of MSC and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of Issuers and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relative to a Change of Control Event of Default may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes, respectively, until such time as tendered Notes must be purchased.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

MSC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock and MSC will not permit any of its Restricted Subsidiaries (other than a Guarantor) to issue any shares of Preferred Stock; provided, however, that MSC and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of MSC for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a) the Incurrence by MSC or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $2.675 billion plus an aggregate additional principal amount of Consolidated Total Indebtedness constituting First-Priority Lien Obligations outstanding at any one time that does not cause the Consolidated Secured Debt Ratio of MSC to exceed 3.75 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom);

(b) the Incurrence by the Issuers and the Guarantors of Indebtedness represented by the Notes or the Exchange Notes (not including any additional Notes) and the related Guarantees, as applicable;

(c) Indebtedness existing on the Issue Date (after giving effect to the Offering Transactions) (other than Indebtedness described in clauses (a) and (b)), including the Existing Debentures, the Existing Second Lien Notes, the Existing Senior Secured Notes and the guarantees thereof;

(d) Indebtedness (including Capitalized Lease Obligations) Incurred by MSC or any of its Restricted Subsidiaries to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding that was Incurred (or deemed Incurred as provided under clause (n) below) pursuant to this clause (d), does not exceed the greater of $150.0 million and 5.0% of Total Assets at the time of Incurrence;

(e) Indebtedness Incurred by MSC or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(f) Indebtedness arising from agreements of MSC or any of its Restricted Subsidiaries providing for adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of MSC in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided, however, that, at the time of closing, the amount of such Indebtedness is not determinable and, to the extent such Indebtedness thereafter becomes fixed and determined, the Indebtedness is paid within 60 days thereafter;

(g) Indebtedness of MSC to a Restricted Subsidiary; provided, however, that any such Indebtedness owed to a Restricted Subsidiary that is not an Issuer or a Guarantor is subordinated in right of payment to the obligations of MSC under its Guarantee; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case to be an Incurrence of such Indebtedness;

(h) shares of Preferred Stock of a Restricted Subsidiary issued to MSC or another Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to MSC or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i) Indebtedness of a Restricted Subsidiary to MSC or another Restricted Subsidiary; provided, however, that if a Guarantor Subsidiary incurs such Indebtedness to a Restricted Subsidiary that is not an Issuer or a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j) Hedging Obligations that are not Incurred for speculative purposes: (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(k) obligations in respect of performance, bid and surety bonds, including surety bonds issued in respect of workers’ compensation claims, and completion guarantees provided by MSC or any Restricted Subsidiary in the ordinary course of business;

(l) Indebtedness or Disqualified Stock of MSC or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, as applicable, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (l), does not exceed the greater of $150.0 million and 5.0% of Total Assets at the time of Incurrence (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which MSC, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m) any guarantee by MSC or any of its Restricted Subsidiaries of Indebtedness or other obligations of MSC or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by MSC or such Restricted Subsidiary is permitted under the terms of the Indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of any Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Guarantee of such Guarantor, as applicable;

(n) the Incurrence by MSC or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or defease any Indebtedness Incurred as permitted under the first paragraph of this covenant or clause (b), (c), (d), (n), (o) and/or (s) of this paragraph or any Indebtedness Incurred to so refund or refinance such Indebtedness, including, in each case, any Indebtedness Incurred to pay premiums (including tender premiums), expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness being refunded or refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(2) has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) one year following the last maturity date of any Notes then outstanding;

(3) to the extent such Refinancing Indebtedness refinances Indebtedness junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4) is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, expenses, costs and fees Incurred in connection with such refinancing;

(5) shall not include (x) Indebtedness of a Restricted Subsidiary of MSC that is not a Guarantor that refinances Indebtedness of MSC or another Guarantor (unless such Restricted Subsidiary is an obligor with respect to such Indebtedness being refinanced), or (y) Indebtedness of MSC or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6) in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (t), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (t), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (t);

provided further, however, that subclauses (1), (2) and (3) of this clause (n) will not apply to any refunding or refinancing of (A) the Notes, (B) any Secured Indebtedness constituting a First-Priority Lien Obligation or (C) any Existing Debentures consisting of pollution control bonds;

(o) Indebtedness or Disqualified Stock of (x) MSC or any of its Restricted Subsidiaries Incurred to finance an acquisition or (y) Persons that are acquired by MSC or any of its Restricted Subsidiaries or merged with or into MSC or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1) MSC would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2) the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p) Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to MSC or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r) Indebtedness of MSC or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s) Contribution Indebtedness;

(t) Indebtedness of Foreign Subsidiaries of MSC for working capital purposes or any other purposes; provided, however, that the aggregate principal amount of Indebtedness Incurred under this clause (t) other than for working capital purposes, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of $150 million and 5.0% of Total Assets at the time of Incurrence;

(u) Indebtedness of MSC or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take or pay obligations contained in supply arrangements, in each case, entered into in the ordinary course of business;

(v) Indebtedness Incurred on behalf of, or representing guarantees of Indebtedness of, joint ventures of MSC or any Restricted Subsidiary not in excess, at any one time outstanding, of $7.5 million; and

(w) Indebtedness issued by MSC or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, or their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of MSC or any of its direct or indirect parent companies to the extent permitted under clause (b)(4) of the covenant described under “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant, (A) Indebtedness need not be Incurred solely by reference to one category of permitted Indebtedness described in clauses (a) through (w) above or pursuant to the first paragraph of this covenant but is permitted to be Incurred in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in clauses (a) through (w) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, MSC shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such item of Indebtedness in one of the above clauses and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value, amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of MSC, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, the accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness” will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding the foregoing, the Issuers may not incur any Indebtedness or issue any shares of Disqualified Stock or Preferred Stock unless all of the Issuers’ obligations with respect thereto are fully and unconditionally guaranteed by MSC; provided, however, such guarantee will be deemed to be full and unconditional even if subject to the same kinds of limitations applicable to the Guarantee by MSC of the Notes.

Limitation on Restricted Payments

(a) MSC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of MSC’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment with respect to such Equity Interests made in connection with any merger or consolidation (other than (A) dividends or distributions payable solely in Equity Interests (other than Disqualified Stock) of MSC; or (B) dividends or distributions by a Restricted Subsidiary; provided, however, that, in the case of any dividend or distribution payable on or in respect of any Equity Interests issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, MSC or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its ownership percentage of such Equity Interests);

(2) purchase or otherwise acquire or retire for value any Equity Interests of MSC or any direct or indirect parent company of MSC;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of MSC or any Subsidiary Guarantor (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) and (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(i) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) immediately after giving effect to such transaction on a pro forma basis, MSC could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(iii) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by MSC and its Restricted Subsidiaries after the Existing Second Lien Notes Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of paragraph (b) below, but excluding all other Restricted Payments permitted by paragraph (b) below), is less than the sum of, without duplication,

(1) 50% of the Consolidated Net Income of MSC for the period (taken as one accounting period) from June 30, 2006 to the end of MSC’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2) 100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by MSC after the Existing Second Lien Notes Issue Date from the issue or sale of Equity Interests of MSC (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of MSC or an employee stock ownership plan or trust established by MSC or any of its Subsidiaries), plus

(3) 100% of the aggregate amount of cash contributions to the capital of MSC, and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received after the Existing Second Lien Notes Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, contributions from the issuance of Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock), plus

(4) the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of MSC or any Restricted Subsidiary issued after the Existing Second Lien Notes Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in MSC (other than Disqualified Stock) or any direct or indirect parent of MSC (provided that, in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5) 100% of the aggregate amount received by MSC or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by MSC or any Restricted Subsidiary, in each case subsequent to the Existing Second Lien Notes Issue Date, from:

(A) the sale or other disposition (other than to MSC or a Restricted Subsidiary of MSC) of Restricted Investments made by MSC and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from MSC and its Restricted Subsidiaries by any Person (other than MSC or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of paragraph (b) below),

(B) the sale (other than to MSC or a Restricted Subsidiary of MSC) of the Capital Stock of an Unrestricted Subsidiary or

(C) a distribution or dividend from an Unrestricted Subsidiary, plus

(6) in the event any Unrestricted Subsidiary of MSC has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, MSC or a Restricted Subsidiary of MSC, in each case subsequent to the Existing Second Lien Notes Issue Date, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of MSC in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of paragraph (b) below or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (iii)(2), (3), (4), (5) and (6) above shall be determined in good faith by MSC and

(A) in the event of property with a Fair Market Value in excess of $15 million, shall be set forth in an Officers’ Certificate,

(B) in the event of property with a Fair Market Value in excess of $25 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of MSC or

(C) in the event of property with a Fair Market Value in excess of $50 million, shall be set forth in writing by an Independent Financial Advisor.

(b) The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution (i) within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture or (ii) declared on or prior to the Existing Second Lien Notes Issue Date;

(2)(A) the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of MSC or any direct or indirect parent company of MSC or Subordinated Indebtedness of MSC or any Subsidiary Guarantor in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of MSC or any direct or indirect parent company of MSC or contributions to the equity capital of MSC (other than Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock or any Equity Interests sold to a Subsidiary of MSC or to an employee stock ownership plan or any trust established by MSC or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”) and

(B) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of MSC or to an employee stock ownership plan or any trust established by MSC or any of its Subsidiaries) of Refunding Capital Stock;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of MSC or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of new Indebtedness of Issuers or such Subsidiary Guarantor, respectively, which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(A) the principal amount of such new Indebtedness does not exceed the principal amount, plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired plus any tender premiums, defeasance costs or other fees and expenses incurred in connection therewith),

(B) such Indebtedness is subordinated to the Notes or the related Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased acquired or retired for value,

(C) such Indebtedness has a Stated Maturity which is no earlier than the earlier of (x) the Stated Maturity of the Subordinated Indebtedness being redeemed, repurchased, acquired or retired or (y) one year following the last maturity date of any Notes then outstanding, and

(D) such Indebtedness has a Weighted Average Life to Maturity which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased or acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following;

(4) the redemption, repurchase, retirement or other acquisition (or dividends to any direct or indirect parent company of MSC to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of MSC or any direct or indirect parent company of MSC held by any future, present or former employee, director or consultant of MSC or any direct or indirect parent company of MSC or any Subsidiary of MSC pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds received by MSC or any of its Restricted Subsidiaries from the sale of Equity Interests (excluding Refunding Capital Stock, Designated Preferred Stock, Cash Contribution Amounts, Excluded Contributions and Disqualified Stock) of MSC or any direct or indirect parent company of MSC (to the extent contributed to MSC) to members of management, directors or consultants of MSC and its Restricted Subsidiaries or any direct or indirect parent company of MSC that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (iii) of paragraph (a) of this covenant); plus

(B) the cash proceeds of key man life insurance policies received by MSC or any direct or indirect parent company of MSC (to the extent contributed to MSC) and its Restricted Subsidiaries after the Issue Date;

(provided, however, that MSC may elect to apply all or any portion of the aggregate increase contemplated by clauses (A) and (B) above in any calendar year and, to the extent any payment described under this clause (4) is made by delivery of Indebtedness and not in cash, such payment shall be deemed to occur only when, and to the extent, the obligor on such Indebtedness makes payments with respect to such Indebtedness);

(5) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of MSC or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Existing Second Lien Notes Issue Date and the declaration and payment of dividends to any direct or indirect parent company of MSC, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of MSC issued after the Issue Date the proceeds of which were contributed to MSC; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis (including a pro forma application of the net proceeds therefrom), MSC would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by MSC from the issuance of Designated Preferred Stock (other than Disqualified Stock) issued after the Existing Second Lien Notes Issue Date;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed the greater of $40 million and 1.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) the payment of dividends on MSC’s common stock (or the payment of dividends to any direct or indirect parent of MSC to fund the payment by any direct or indirect parent of MSC of dividends on such entity’s common stock) of up to 6.0% per annum of the net proceeds received by MSC from any public offering of common stock or contributed to MSC by any direct or indirect parent of MSC from any public offering of common stock;

(9) Restricted Payments that are made with Excluded Contributions;

(10) other Restricted Payments in an aggregate amount not to exceed the greater of $50 million and 1.0% of Total Assets at the time made;

(11) the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to MSC or a Restricted Subsidiary of MSC by, Unrestricted Subsidiaries;

(12)(A) with respect to each tax year or portion thereof that any direct or indirect parent of MSC qualifies as a Flow Through Entity, the distribution by MSC to the holders of Capital Stock of such direct or indirect parent of MSC of an amount equal to the product of (i) the amount of aggregate net taxable income of MSC allocated to the holders of Capital Stock of MSC for such period and (ii) the Presumed Tax Rate for such period; and

(B) with respect to any tax year or portion thereof that any direct or indirect parent of MSC does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of MSC that files a consolidated U.S. federal tax return that includes MSC and its subsidiaries in an amount not to exceed the amount that MSC and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if MSC and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group);

(13) the payment of any Restricted Payment, if applicable:

(A) in amounts required for any direct or indirect parent of MSC to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary,

bonus and other benefits payable to, and indemnity provided on behalf of, officers and employees of any direct or indirect parent of MSC, and general corporate overhead expenses of any direct or indirect parent of MSC, in each case to the extent such fees, expenses, salaries, bonuses, benefits and indemnities are attributable to the ownership or operation of MSC and its respective Subsidiaries;

(B) in amounts required for any direct or indirect parent of MSC, to pay interest or principal on Indebtedness the proceeds of which have been contributed to MSC or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, MSC Incurred in accordance with the covenant described under “—Limitation on incurrence of indebtedness and issuance of disqualified stock and preferred Stock”; provided, however, that any such contribution will not increase the amount available for Restricted Payments under clause (iii) of the immediately preceding paragraph or be used to incur Contribution Indebtedness or to make a Restricted Payment pursuant to paragraph (b) of this covenant (other than payments permitted by this clause (13); provided further, however, any such dividends, other distributions or other amounts used to pay interest are treated as interest payments of MSC for purposes of the Indenture; and

(C) in amounts required for any direct or indirect parent of MSC to pay fees and expenses, other than to Affiliates of MSC, related to any unsuccessful equity or debt offering of such parent;

(14) cash dividends or other distributions on MSC’s Capital Stock used to, or the making of loans to any direct or indirect parent of MSC to, fund the payment of fees and expenses incurred in connection with the Hexion Recapitalization, the Offering Transactions or in respect of amounts owed by MSC or any Restricted Subsidiary of MSC to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(15) repurchases of Equity Interests deemed to occur upon exercise of sk options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing;

(17) in the event of a Change of Control, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of MSC or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 101% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 101% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made a Change of Control Offer with respect to the Notes as a result of such Change of Control and have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(18) in the event of an Asset Sale that requires the Issuers to offer to purchase Notes pursuant to the covenant described under “—Asset Sales,” the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock of MSC or Subordinated Indebtedness of any Guarantor or Disqualified Stock or Preferred Stock of any Restricted Subsidiary, in each case, at a purchase price not greater than 100% of the principal amount or liquidation preference, as applicable (or, if such Subordinated Indebtedness was issued with original issue discount, 100% of the accreted value), of such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, plus any accrued and unpaid interest or dividends thereon; provided, however, that (i) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Issuers (or a third party to the extent permitted by the Indenture) have made an Asset Sale Offer with respect to the Notes as a result of such Asset Sale and have repurchased all Notes validly tendered and not withdrawn in connection with such Asset Sale Offer and (ii) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness, Disqualified Stock and Preferred Stock may not exceed the amount of the Excess Proceeds used to determine the aggregate purchase price of the Notes tendered for in such Asset Sale Offer less the aggregate amount applied in connection with such Asset Sale Offer;

(19) any Restricted Payments made in connection with the consummation of the Hexion Recapitalization, as set forth under the heading “Use of Proceeds” in the Existing Second Lien Notes Offering Circular, the payment of the dividend declared in May 2005 but not yet paid in the amount included in other long-term liabilities as of June 30, 2006, and the repayment or repurchase of the Parish of Ascension, Louisiana Industrial Revenue Bonds of Holdings; and

(20) Restricted Payments by MSC or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10), (11), (17) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of MSC’s Subsidiaries were Restricted Subsidiaries, except that (i) subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date under the Existing Second Lien Notes Indenture were Unrestricted Subsidiaries and (ii) HAI is not subject to the covenants described under “—Certain Covenants.” MSC will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by MSC and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

For the purposes of this covenant, any payment made on or after the Existing Second Lien Notes Issue Date but prior to the Issue Date will be deemed to be a “Restricted Payment” to the extent that such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that such Restricted Payment was permitted by clauses (1) through (20) above or as a Permitted Investment, such Restricted Payment may be deemed by MSC to have been made pursuant to such clause or as such a Permitted Investment).

Dividend and Other Payment Restrictions Affecting Subsidiaries

MSC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)(i) pay dividends or make any other distributions to MSC or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or by, its profits or (ii) pay any Indebtedness owed to MSC or any of its Restricted Subsidiaries;

(b) make loans or advances to MSC or any of its Restricted Subsidiaries; or

(c) sell, lease or transfer any of its properties or assets to MSC or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, the other Senior Credit Documents, the Existing Debentures, the Existing Second Lien Notes, the Existing Senior Secured Notes and the guarantees thereof;

(2) the Indenture, the Notes (and any Exchange Notes and guarantees thereof), the Security Documents and the Intercreditor Agreement;

(3) applicable law or any applicable rule, regulation or order;

(4) any agreement or other instrument of a Person acquired by MSC or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or its Subsidiaries, or the property or assets of the Person or its Subsidiaries, so acquired;

(5) contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6) Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9) purchase money obligations or Capitalized Lease Obligations, in each case for property so acquired or leased in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10) customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property subject to such lease;

(11) any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12) other Indebtedness

(i) of (A) MSC or (B) any Restricted Subsidiary of MSC, in each case that (x) is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) in the case of a Restricted Subsidiary that is not a Subsidiary Guarantor, an Officer determines reasonably in good faith that any such encumbrance or restriction will not materially adversely affect MSC’s ability to honor its Guarantee of the Notes, or

(ii) that is Incurred by a Foreign Subsidiary of MSC subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, however, that such encumbrance or restriction applies only to Foreign Subsidiaries of MSC; or

(13) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of MSC, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to MSC or a Restricted Subsidiary to other Indebtedness Incurred by MSC or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

MSC will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) MSC or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by MSC) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by MSC or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, however, that the amount of:

(a) any liabilities (as shown on MSC’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of MSC or any Restricted Subsidiary of MSC (other than liabilities that are by their terms subordinated to the Notes or the Guarantees of the Notes, as the case may be) that are assumed by the transferee of any such assets,

(b) any notes or other obligations or other securities or assets received by MSC or such Restricted Subsidiary from such transferee that are converted by MSC or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c) any Designated Non-cash Consideration received by MSC or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3% of Total Assets and $70 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after MSC’s or any Restricted Subsidiary of MSC’s receipt of the Net Proceeds of any Asset Sale, MSC or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale at its option to any one or more of the following:

(1) to permanently reduce (A) any Indebtedness constituting First-Priority Lien Obligations or Indebtedness of a Restricted Subsidiary that is not a Guarantor (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto), (B) the Notes or (C) any Pari Passu Indebtedness; provided, however, that if the Issuers or any Guarantor shall so reduce any Pari Passu Indebtedness (other than any First-Priority Lien Obligation), the Issuers will equally and ratably reduce Indebtedness under the Notes as provided under “Optional Redemption”, through open market purchases (provided that such purchases are at or above 100% of the principal amount thereof) and/or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, the pro rata principal amount of the Notes); or

(2) to an investment in any one or more businesses or capital expenditures, in each case used or useful in a Similar Business; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of MSC or, if such Person is a Restricted Subsidiary of MSC, in an increase in the percentage ownership of such Person by MSC or any Restricted Subsidiary of MSC; or

(3) to make an investment in any one or more businesses; provided, however, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of MSC or, if such Person is a Restricted Subsidiary of MSC, in an increase in the percentage ownership of such Person by MSC or any Restricted Subsidiary of MSC).

Pending the final application of any such Net Proceeds, MSC or such Restricted Subsidiary of MSC may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not otherwise prohibited by the Indenture. The Indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is an integral multiple of $1,000 that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $20 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustees. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the applicable trustees shall select the Notes (and such Pari Passu Indebtedness) to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds which served as the basis for such Asset Sale Offer shall be reset at zero.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

If more Notes (and Pari Passu Indebtedness, as applicable) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, the principal amount of the Notes (and Pari Passu Indebtedness, as applicable) to be purchased will be determined pro rata based on the principal amounts so tendered and the selection of the actual Notes for purchase will be made by the Trustee on a pro rata basis to the extent practicable; provided, however, that no Notes (or Pari Passu Indebtedness, as applicable) of $1,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Note in principal amount equal to the unpurchased portion of any Note purchased in part will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the purchase date, unless the Issuers default in payment of the purchase price, interest shall cease to accrue on Notes or portions thereof purchased.

Transactions with Affiliates

MSC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of MSC (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $7.5 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to MSC or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable transaction by MSC or such Restricted Subsidiary with an unaffiliated Person; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, MSC delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of MSC approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)(a) transactions between or among MSC or any of its Restricted Subsidiaries and (b) any merger of MSC and any direct parent company of MSC; provided, however, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of MSC and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2) Restricted Payments permitted under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)(x) the entering into of any agreement to pay, and the payment of, annual management, consulting, monitoring and advisory fees and expenses to the Sponsor in an aggregate amount in any fiscal year not to exceed the greater of (a) $6.0 million and (b) 2.0% of EBITDA of MSC and its Restricted Subsidiaries for the immediately preceding fiscal year, and out-of-pocket expense reimbursement; provided, however, any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause (x) above in connection with the termination of such agreement;

(4) the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of MSC or any Restricted Subsidiary or any direct or indirect parent company of MSC;

(5) payments by MSC or any of its Restricted Subsidiaries to the Sponsor made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are (x) approved by a majority of the Board of Directors of MSC in good faith or (y) made pursuant to any agreement described under the caption “Certain relationships and related party transactions” in the Offering Circular (or in documents incorporated by reference therein);

(6) transactions in which MSC or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to MSC or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7) payments or loans (or cancellation of loans) to employees or consultants that are approved by a majority of the Board of Directors of MSC in good faith;

(8) the existence of, or the performance by MSC or any of its Restricted Subsidiaries under the terms of, any agreement or instrument as in effect as of the Issue Date or any amendment thereto (so long as any such agreement or instrument together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement or instrument as in effect on the Issue Date) or any transaction contemplated thereby;

(9) the existence of, or the performance by MSC or any of its Restricted Subsidiaries of its obligations under the terms of any stockholders agreement or investor rights agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, any agreement described under the caption “Certain Relationships and Related Party Transactions” in the documents incorporated by reference herein and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by MSC or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10) the execution of the Offering Transactions and the payment of all fees and expenses related to the Offering Transactions, including fees to the Sponsor, that are described in the Offering Circular;

(11)(a) transactions with customers, clients, suppliers, toll manufacturers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries for the purchase or sale of chemicals, equipment and services entered into in the ordinary course of business;

(12) any transaction effected as part of a Qualified Receivables Financing;

(13) the issuance of Equity Interests (other than Disqualified Stock) of MSC;

(14) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of MSC or of a Restricted Subsidiary, as appropriate, in good faith;

(15) the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (b)(12)(a) of the covenant described under “—Limitation on Restricted Payments”;

(16) any contribution to the capital of MSC;

(17) transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets;”

(18) pledges of Equity Interests of Unrestricted Subsidiaries;

(19) any employment agreements entered into by MSC or any of the Restricted Subsidiaries in the ordinary course of business; and

(20) intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of MSC in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of MSC and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Liens

MSC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (the “Initial Lien”) on any asset or property of MSC or such Restricted Subsidiary of MSC, or any income or profits therefrom, or assign or convey any right to receive income therefrom, whether owned at the Issue Date or thereafter acquired, (i) that secures any Indebtedness of any Person (other than

Permitted Liens) unless the Notes are equally and ratably secured with (or on a senior basis to, in the case of Subordinated Indebtedness) such Indebtedness so long as such Indebtedness is so secured and (ii) that secures any First-Priority Lien Obligation of MSC or any Subsidiary Guarantor without effectively providing that the Notes or the applicable Guarantee, as the case may be, shall be granted a second-priority security interest (subject to Permitted Liens) upon the assets or property constituting the collateral for such First-Priority Lien Obligations; provided, however, that if granting such second-priority security interest requires the consent of a third party, MSC will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the Notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of commercially reasonable efforts, MSC will not be required to provide such security interest.

Any Lien created for the benefit of the Holders of the Notes pursuant to clause (i) of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories of Permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, MSC shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such clauses or pursuant to the first paragraph hereof.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of MSC, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

Reports and Other Information

Notwithstanding that MSC may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, MSC will file with the SEC (and provide the Trustee and holders of the Notes with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1) within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC, or such longer period as may be permitted by Rule 12b-25 of the Exchange Act), reports on Form 10-Q (or any successor or comparable form),

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form), and

(4) any other information, documents and other reports which MSC would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that MSC shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event MSC will make available such information to prospective purchasers of Notes, including by posting such reports on the primary website of MSC or its Subsidiaries, in addition to providing such information to the Trustee and the holders of the Notes, in each case within 15 days after the time MSC would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that (a) the rules and regulations of the SEC permit MSC and any direct or indirect parent company of MSC to report at such parent entity’s level on a consolidated basis and such parent entity of MSC is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the Capital Stock of MSC, or (b) any direct or indirect parent of MSC becomes a guarantor of the Notes, the Indenture permits MSC to satisfy its obligations in this covenant with respect to financial information relating to MSC by furnishing financial information relating to such parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent and any of its Subsidiaries other than MSC and its Subsidiaries, on the one hand, and the information relating to MSC, the Guarantors, if any, and the other Subsidiaries on a standalone basis, on the other hand.

In addition, MSC shall, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, furnish to the holders of the Notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, MSC will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Notes if MSC has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Future Guarantors

Each of our Restricted Subsidiaries that is a guarantor under the Credit Agreement guarantees the Notes in the manner and on the terms set forth in the Indenture.

MSC will cause each of its Restricted Subsidiaries (other than (x) a Foreign Subsidiary; (y) or a Receivables Subsidiary or (z) a Domestic Subsidiary that is wholly owned by one or more Foreign Subsidiaries) that guarantees any Indebtedness of MSC, the Issuers or any Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes on the terms and conditions set forth in the Indenture. Each Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Guarantee by a Restricted Subsidiary may be released as described under “—Guarantees.”

Impairment of Security Interest

Subject to the rights of the holders of Permitted Liens, MSC will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission would or could reasonably be expected to have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the Holders of the Notes, subject to limited exceptions. MSC shall not amend, modify or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to the holders of the Notes in any material respect, except as described above under “—Security for the Notes” or as permitted under “—Amendments and Waivers” or under the Intercreditor Agreement.

After-Acquired Property

Upon the acquisition by the Issuers, MSC or any Guarantor of any First-Priority After-Acquired Property, the Issuers, MSC or such Guarantor shall execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Trustee a perfected security interest, subject only to Permitted Liens, in such First-Priority After-Acquired Property and to have such First-Priority After-Acquired Property (but subject to certain limitations, if applicable, including as described under “—Security for the Notes—Limitations on Stock Collateral”) added to the Collateral, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such First-Priority After-Acquired Property to the same extent and with the same force and effect; provided, however, that if granting such second-priority security interest in such First-Priority After-Acquired Property requires the consent of a third party, MSC will use commercially reasonable efforts to obtain such consent with respect to the second-priority interest for the benefit of the Trustee on behalf of the Holders of the Notes; provided further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of such commercially reasonable efforts, MSC or such Guarantor, as the case may be, will not be required to provide such security interest.

Limitation on Indenture Restricted Subsidiaries

MSC will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take any action which action or omission could reasonably be expected to or would have the result of any Existing Debentures Subsidiary being an Indenture Restricted Subsidiary at any time when the negative covenants contained in the Existing Debentures are applicable to an Indenture Restricted Subsidiary unless such Subsidiary concurrently becomes a Subsidiary Guarantor and, after giving effect thereto, there is no default under the Existing Debentures.

Limitation on Issuers

MSC will not cease to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of the Issuers (except to the extent either of the Issuers is merged with and into MSC or a Guarantor in accordance with the terms of the Indenture). The Issuers will not own any material assets or other property, other than Indebtedness or other obligations owing to the Issuers by MSC and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. The Issuers will not Incur any material liabilities or obligations other than their obligations pursuant to the Notes, the Indenture, the Credit Agreement, the Security Documents and other Indebtedness permitted to be Incurred by the Issuers as described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and liabilities and obligations pursuant to business activities permitted by this covenant.

Merger, Consolidation or Sale of All or Substantially All Assets

(a) MSC will not consolidate or merge with or into or wind up into (whether or not MSC is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) MSC is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than MSC) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (MSC or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than MSC) expressly assumes all the obligations of MSC under the Indenture and its Guarantee of the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction no Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), either

(A) the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than the Fixed Charge Coverage Ratio for MSC and its Restricted Subsidiaries immediately prior to such transaction; and

(5) MSC shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Company will succeed to, and be substituted for, MSC under the Indenture and its Guarantee of the Notes and MSC, the Guarantors and the Issuers shall be released from the obligation to guarantee, or, to pay, if applicable, the principal of and interest on the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to MSC or to another Restricted Subsidiary, and (b) MSC may merge with an Affiliate incorporated solely for the purpose of reincorporating MSC in another state of the United States so long as the amount of Indebtedness of MSC and its Restricted Subsidiaries is not increased thereby.

(b) An Issuer may not, and MSC will not permit an Issuer to, consolidate, merge or amalgamate with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1) such Issuer is the surviving entity or the Person formed by or surviving any such consolidation merger or amalgamation (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability company or unlimited liability company organized and existing under the laws of Canada or the laws of any political subdivision thereof or the laws of the United States of America, any state thereof or the District of Columbia, or any territory thereof (such Issuer or such Person, as the case may be, being herein called, a “Successor Issuer”);

(2) a Successor Issuer (if other than such Issuer) expressly assumes, all the obligations of such Issuer under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of a Successor Issuer as a result of such transaction as having been Incurred by such Successor Issuer at the time of such transaction), no Default shall have occurred and be continuing; and

(4) MSC shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, transfer and such supplemental indenture (if any) comply with the Indenture.

A Successor Issuer will be the successor to the predecessor Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the predecessor Issuer under the Indenture, and the predecessor Issuer, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes. Notwithstanding the foregoing clause (3), an Issuer may consolidate with, merge into, amalgamate with or transfer all or part of its property and assets to MSC or a Restricted Subsidiary.

(c) MSC will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person (other than any such sale, assignment, transfer, lease, conveyance or disposition in connection with the Hexion Recapitalization described in the Offering Circular) unless:

(1) such Subsidiary Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized and existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantors’ Guarantee of the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default shall have occurred and be continuing; and

(4) the Successor Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee of the Notes and such Guarantor shall be released from its obligation to guarantee or to pay, if applicable, the principal of, or interest on, the Notes. Notwithstanding the foregoing clause (3), (1) a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States, so long as the amount of Indebtedness of the Guarantor is not increased thereby and (2) a Guarantor may merge with another Guarantor or an Issuer.

In addition, notwithstanding the foregoing, any Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Permitted Transfer”) to (x) MSC or any Guarantor or (y) any Restricted

Subsidiary of MSC that is not a Guarantor; provided that at the time of each such Permitted Transfer pursuant to clause (y) the aggregate amount of all such Permitted Transfers since the Issue Date shall not exceed 5.0% of the Total Assets as shown on the most recent available balance sheet of MSC and the Restricted Subsidiaries after giving effect to each such Permitted Transfer and including all Permitted Transfers occurring from and after the Existing Second Lien Notes Issue Date (excluding Permitted Transfers in connection with the Hexion Recapitalization).

Defaults

An Event of Default with respect to all the Notes is defined in the Indenture as:

(1) a default in any payment of interest or any Additional Amounts on any Note when due continued for 30 days,

(2) a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3) the failure by MSC to comply with its obligations under the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” above,

(4) the failure by MSC or any of its Restricted Subsidiaries to comply for 30 days after notice with any of its obligations under the covenants described under “—Certain Covenants” (in each case, other than a failure to purchase Notes when required under the covenant described under “—Certain Covenants—Asset Sales”),

(5) the failure by MSC or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture, (other than those referred to in (1), (2), (3) or (4) above),

(6) the failure by MSC or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to MSC or a Restricted Subsidiary of MSC) within any applicable grace period after final maturity or the acceleration of any such Indebtedness (or, with respect to the pollution control bonds constituting Existing Debentures, failure to pay under the guarantees of MSC and its applicable Restricted Subsidiaries related thereto) by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $35 million or its foreign currency equivalent (the “cross-acceleration provision”),

(7) certain events of bankruptcy, insolvency or reorganization of MSC, either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(8) failure by MSC or any Significant Subsidiary to pay final judgments aggregating in excess of $35 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(9) the Guarantee of any Notes by a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof or by the Indenture) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee of any Notes and such Default continues for 10 days,

(10) unless such Liens have been released in accordance with the provisions of the Security Documents, Liens in favor of the Holders of the Notes with respect to all or substantially all of the Collateral cease to be valid or enforceable, or MSC shall assert or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Subsidiary Guarantor, MSC fails to cause such Subsidiary Guarantor to rescind such assertions within 30 days after MSC has actual knowledge of such assertions,

(11) the failure by MSC, the Issuers or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clauses (9) and (10) the “security default provisions”), or

(12) a Change of Control shall occur and the Issuers do not cure this event as permitted under the Indenture (the “change of control default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4), (5) or (11) will not constitute an Event of Default until the Trustee notifies the Issuers or the holders of at least 25% in principal amount of outstanding Notes notify the Issuers and the Trustee of the default and the Issuers do not cure such default within the time specified in clauses (4), (5) and (11) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of either of the Issuers or MSC) occurs and is continuing, the Trustee by notification to the Issuers or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers and the Trustee may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or MSC occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing,

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3) such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense,

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Issuers are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuers also are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults with respect to the Notes, their status and what action the Issuers are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions and the provisions of the Intercreditor Agreement, the Indenture, the Intercreditor Agreement and the related Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes, then outstanding (which consents may be obtained in connection with a tender offer or exchange offer for the Notes) and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (which consents may be obtained in connection with a tender offer or exchange offer for the Notes). Notwithstanding the foregoing, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the amount of such Notes whose holders must consent to an amendment,

(2) reduce the rate of or extend the time for payment of interest on such Note,

(3) reduce the principal of or change the Stated Maturity of such Note,

(4) reduce the amount payable upon the redemption of such Note or change the time when any such Note may be redeemed as described under “—Optional Redemption” or “—Redemption for Changes in Withholding Taxes,”

(5) make such Note payable in money other than that stated in such Note,

(6) impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8) expressly subordinate such Note or any Guarantee of such Note to any other Indebtedness of the Issuers or any Guarantor,

(9) except as expressly permitted by the Indenture, modify the Guarantees in any manner adverse to the holders of such Note,

(10) make any change in the Intercreditor Agreement or the provisions in the Indenture dealing with the application of Trust proceeds of the Collateral that would adversely affect the Noteholders, or

(11) make any change in the provisions described under “—Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of such Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder.

Without the consent of the holders of at least two-thirds in aggregate principal amount of the Notes then outstanding (which consents may be obtained in connection with a tender offer or exchange offer for the Notes), no amendment or waiver may release from the Lien of the Indenture and the Security Documents all or substantially all of the Collateral.

Without the consent of any holder, the Issuers, the Guarantors and the Trustee may amend the Indenture, the Notes, any Security Document or the Intercreditor Agreement to cure any ambiguity, omission, defect, mistake or inconsistency, to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of the Issuers or any Guarantor under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add additional assets as Collateral, to release Collateral from the Lien pursuant to the Indenture, the Security Documents and the Intercreditor Agreement when permitted or required by the Indenture or the Security Documents, to add additional secured creditors holding other second priority obligations or additional First-Priority Lien Obligations so long as such obligations are not prohibited by the Indenture, to add to the covenants of MSC or any Restricted Subsidiaries for the benefit of the holders or to surrender any right or power conferred upon the Issuers or any Guarantor, to make any change that does not adversely affect the rights of any holder, to conform the text of the Indenture, the Notes, the Security Documents or the Intercreditor Agreement, to any provision of the “Description of Notes” to the extent that such provision in this “Description of Notes” was intended by the Issuers to be a verbatim recitation of a provision of the Indenture, the Notes, the Security Documents or the Intercreditor Agreement, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA, to make certain changes to the Indenture to provide for the issuance of additional Notes or to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes. In addition, the Intercreditor Agreement provides that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to First-Priority Lien Obligations will also apply automatically to the comparable Security Documents with respect to the Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

The Indenture provides that in determining whether the holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuers, any Guarantor or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuers or any Guarantor shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded. Subject to the foregoing, only Notes outstanding at the time shall be considered in any such determination. As a result, Notes held by the Sponsor will not be able to vote in respect of any direction, waiver or consent so long as the Sponsor controls the Issuers.

After an amendment under the Indenture becomes effective, the Issuers are required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.
No Personal Liability of Directors, Officers, Employees and Stockholders

No affiliate, director, officer, employee, incorporator or holder of any Equity Interests in MSC, the Issuers or any direct or indirect parent corporation of MSC, as such, will have any liability for any obligations of the Issuers under the Notes or the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note, selected for redemption or to transfer or exchange any such Note for a period of 15 days prior to a selection of such Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Issuers or the Guarantors have paid all other sums payable under the Indenture; and

(3) the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and their obligations under the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace Notes that have been mutilated, destroyed, lost or stolen and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants” for the benefit of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the security default provisions, and the change of control default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and certain provisions of the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee and the Security Documents so long as no Notes are then outstanding.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries, (8) with respect only to Significant Subsidiaries, (9), (10), (11) or (12) under “—Defaults” or because of the failure of MSC to comply with clause (a)(4) under “—Merger, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required with respect to a legal defeasance need not be delivered if all the Notes, not theretofore delivered to the Trustee for cancellation have become due and payable.

Concerning the Trustee

Wilmington Trust Company is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and a Paying Agent with regard to the Notes. Wilmington Trust Company is also the trustee under the Existing Second Lien Notes Indenture.

Wilmington Trust FSB, an affiliate of Wilmington Trust Company, serves as trustee for the Existing Senior Secured Notes. Consequently, if a default occurs with respect to the Notes, the Existing Second Lien Notes or the Existing Senior Secured Notes, Wilmington Trust FSB or Wilmington Trust Company (as applicable) may be considered to have a conflicting interest for the purposes of the TIA. In that case, the applicable trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default with respect to any Notes occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

Governing Law

The Indenture, the Security Documents, the Intercreditor Agreement and the Notes are governed by, and construed in accordance with, the laws of the State of New York (or, to the extent required, the law of the jurisdiction in which the Collateral is located).

Enforceability of Judgments

Since a significant portion of our operating assets and the operating assets of our Subsidiaries are situated outside the United States, any judgment obtained in the United States against us or a Subsidiary, including judgments with respect to the payment of principal, interest, Additional Amounts, redemption price and any purchase price with respect to the Notes, may not be collectible within the United States.

The Canadian Issuer has been informed by its Nova Scotia counsel Stewart McKelvey, that in such counsel’s opinion the laws of the Province of Nova Scotia (the “Province”) and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province on a final and conclusive judgment in personam of a United States federal court or a court of the State of New York sitting in the Borough of Manhattan in The City of New York (a “New York Court”), respecting the enforcement of the Notes, the Indenture, the Registration Rights Agreement or the Security Documents, that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain in money if:

(1) the New York Court that rendered such judgment has jurisdiction over the judgment debtor, as recognized by the courts of the Province and in accordance with its conflict of laws rules (and the enforceable submission by the Canadian Issuer in the Indenture to the jurisdiction of the New York Court will be sufficient for this purpose);

(2) such judgment was not obtained by fraud or in a manner contrary to natural justice or in contravention of fundamental principles of procedure and the enforcement thereof would not be inconsistent with public policy, as each of such terms is understood under the laws of the Province and the federal laws of Canada applicable therein;

(3) such judgment was not obtained contrary to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(4) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, public or penal laws or other laws of a public nature;

(5) the action to enforce such judgment is commenced within six years after the date of such judgment; and

(6) the judgment is not contrary to the final and conclusive judgment of any court in the Province or in any other jurisdiction.

Furthermore, we have been advised by such counsel, that absent procedural concerns or concerns respecting particular laws of the State of New York, such counsel would not foresee a court of competent jurisdiction in the Province, on public policy grounds, refusing to enforce a final and conclusive judgment in personam of a New York Court for a definite sum of money with respect to a matter under the Registration Rights Agreement, the Security Documents, the Indenture or on the Notes where a substantially similar judgment would have been granted by the Nova Scotia court had such matter been within the jurisdiction of the Nova Scotia court and properly come before it. Such counsel has no knowledge of New York law or New York procedure but is not aware of any general public policy concerns with respect thereto having been raised by any Nova Scotia court.

Consent to Jurisdiction and Service

The Canadian Issuer has appointed Corporation Service Company, 1180 Avenue of the Americas, New York, New York 10036 as its agent for actions relating to the Notes, the Indenture, the Registration Rights Agreement or the Security Documents or brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1) Consolidated Taxes; plus

(2) Consolidated Interest Expense; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income; plus

(3) Consolidated Non-cash Charges; plus

(4) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor or its predecessor (or any accruals relating to such fees and related expenses) during such period; provided, however, that such amount shall not exceed in any four-quarter period commencing after September 30, 2006 the amount determined in accordance with clause (3) of the covenant described under “—Certain Covenants—Transactions with Affiliates;”

(5) plant closure and severance costs and charges; plus

(6) impairment charges, including the write-down of Investments; plus

(7) non-operating expenses; plus

(8) restructuring expenses and charges; plus

(9) the cost (or amortization of prior service cost) of subsidizing coverage for persons affected by amendments to medical benefit plans implemented prior to the Issue Date; provided, however, such amount will be included in Adjusted EBITDA notwithstanding that such amount was not deducted in calculating Consolidated Net Income; less, without duplication,

(10) non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period, including the amortization of employee benefit plan prior service costs); minus

(11) non-operating income.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of such Note; and

(2) the excess of:

(A) the present value at such redemption date of the sum of (i) the redemption price of such Note at November 15, 2015 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on such Note through November 15, 2015 (excluding accrued but unpaid interest), such present value to be computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(B) the then outstanding principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of assets (including by way of a Sale/Leaseback Transaction) of MSC or any Restricted Subsidiary of MSC other than in the ordinary course of business (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to MSC or another Restricted Subsidiary of MSC other than directors’ or other legally required qualifying shares) (whether in a single transaction or a series of related transactions), in each case other than:

(a) a disposition of Cash Equivalents or Investment Grade Securities;

(b) disposition of obsolete, damaged or worn out equipment or disposals of equipment in connection with reinvestment in or replacement of equipment, in each case, in the ordinary course of business;

(c) the disposition of all or substantially all of the assets of MSC in a manner permitted pursuant to paragraph (a) of the provisions described above under “—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(d) any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(e) any disposition of assets of MSC or any Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary, which disposition or issuance has an aggregate Fair Market Value of less than $12.5 million;

(f) any disposition of assets to MSC or any Restricted Subsidiary of MSC, including by way of merger;

(g) any exchange of assets for assets related to a Similar Business to the extent of comparable or better market value, as determined in good faith by MSC;

(h) any disposition of assets received by MSC or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(i) any disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(j) any disposition of inventory in the ordinary course of business;

(k) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(l) any disposition of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(m) a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n) any agreement or arrangement involving, relating to or otherwise facilitating, (i) requirements contracts, (ii) tolling arrangements, (iii) the reservation or presale of production capacity of MSC or any of its Restricted Subsidiaries by one or more third parties;

(o) sales or grants of licenses or sublicenses to use MSC’s or any of its Restricted Subsidiaries patents, trade secrets, know-how and technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology; and

(p) any Sale/Leaseback Transaction pursuant to which MSC or any Restricted Subsidiaries receives with respect to such transaction aggregate consideration of less than $15 million.

“Bank Indebtedness” means any and all amounts payable under or in respect of any Credit Agreement or the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to MSC whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means each day which is not a Legal Holiday.

“Canadian Issuer” means Hexion Nova Scotia Finance, ULC, a Nova Scotia unlimited liability company, and any successor in interest thereto.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of MSC described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the government of, or any agency or instrumentality thereof, the United States of America, Australia, Great Britain, Canada, the Netherlands or any other member state of the European Union, in each case with maturities not exceeding two years after the date of acquisition;

(3) in the case of any Foreign Subsidiary, securities issued or directly and fully guaranteed or insured by the government of the jurisdiction of such Foreign Subsidiary, or any agency or instrumentality thereof, in each case with maturities not exceeding 270 days after the date of acquisition and held by it from time to time in the ordinary course of business;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits and demand deposits (in their respective local currencies), in each case with any commercial bank having capital and surplus in excess of $500 million or the foreign currency equivalent thereof and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency);

(5) repurchase obligations for underlying securities of the types described in clauses (2) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper issued by a corporation (other than an Affiliate of MSC) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) and in each case maturing within one year after the date of acquisition;

(7) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P in each case with maturities not exceeding two years from the date of acquisition;

(8) Indebtedness issued by Persons (other than the Sponsor or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or, in the case of an obligor domiciled outside of the United States, reasonably equivalent ratings of another internationally recognized credit rating agency) in each case with maturities not exceeding two years from the date of acquisition;

(9) investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above; and

(10) instruments equivalent to those referred to in clauses (1) through (8) above denominated in euros or any other foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“consolidated” means, with respect to any Person, such Person consolidated with its Restricted Subsidiaries and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary shall be accounted for as an Investment.

“Consolidated Interest Expense” means, with respect to any Person (the “Specified Person”) for any period, the sum, without duplication, of:

(1) consolidated interest expense of the Specified Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees);

(2) consolidated capitalized interest of the Specified Person and its Restricted Subsidiaries for such period, whether paid or accrued;

(3) commissions, discounts, yield and other fees and charges Incurred for such period in connection with any Receivables Financing of the Specified Person or any of its Restricted Subsidiaries which are payable to Persons other than MSC and its Restricted Subsidiaries;

(4) dividends accrued for such period in respect of all Disqualified Stock of the Specified Person and any of its Restricted Subsidiaries and all Preferred Stock (including Designated Preferred Stock) of any such Restricted Subsidiaries, in each case held by Persons other than MSC or a Wholly Owned Subsidiary (in each such case other than (x) dividends payable solely in Capital Stock (other than Disqualified Stock) of MSC and (y) dividends that are payable only at such time as there are no Notes outstanding); and

(5) interest accruing for such period on any Indebtedness of any other Person to the extent such Indebtedness is guaranteed by (or secured by the assets of) the Specified Person or any of its Restricted Subsidiaries; less

(6) interest income of the Specified Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1) any net after-tax extraordinary nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto), including any severance expenses, expenses related to any reconstruction, decommissioning or reconfiguration of fixed assets for alternate uses, fees, expenses or charges relating to new product lines, plant shutdown costs and acquisition integration cost and fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments related to the Hexion Recapitalization or otherwise, in each case, shall be excluded;

(2) any increase in amortization or depreciation or any one-time non-cash charges (such as purchased in-process research and development or capitalized manufacturing profit in inventory) resulting from purchase accounting in connection with any acquisition that is consummated after the Issue Date shall be excluded;

(3) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4) any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5) any net after-tax gains or losses, or any subsequent charges or expenses, (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions having occurred at any time other than in the ordinary course of business (as determined in good faith by the Board of Directors of MSC) shall be excluded;

(6) any net after-tax gains or losses attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7) the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8) solely for the purpose of determining the amount available for Restricted Payments under clause (a)(iii)(1) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided, however, that (without duplication) the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9) an amount equal to the amount of Tax Distributions actually made to the holders of Capital Stock of such Person or any parent company of such Person in respect of such period in accordance with clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” shall be included, to the extent not otherwise deducted, as though such amounts had been paid as income taxes directly by such Person for such period;

(10) any impairment charges or asset write-offs and amortization or intangibles in each case arising pursuant to the application of GAAP shall be excluded;

(11) any non-cash compensation expense realized from any deferred stock compensation plan or grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12) solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(13)(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(14) accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with GAAP shall be excluded;

(15) non-cash charges for deferred tax asset valuation allowances shall be excluded;

(16) any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses after the Issue Date related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Hexion Recapitalization or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded; and

(17) any currency translation gains and losses related to currency remeasurements of indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants— Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of MSC or a Restricted Subsidiary of MSC to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (iii)(4) and (5) of paragraph (a) thereof.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of MSC and its Restricted Subsidiaries on the date of determination that constitutes First-Priority Lien Obligations to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of MSC and its Restricted Subsidiaries are available in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio; provided, however, that solely for purposes of the calculation of the Consolidated Secured Debt Ratio, in connection with the incurrence of any Lien pursuant to clause (8) of the definition of “Permitted Liens,” MSC or its Restricted Subsidiaries may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness (including any Bank Indebtedness) which is to be secured by such Lien as being Incurred at such time and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum (without duplication) of (1) the aggregate amount of all outstanding Indebtedness of MSC and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Capitalized Lease Obligations, bankers’ acceptances, Indebtedness for borrowed money and Indebtedness in respect of the deferred purchase price of property or services, plus (2) the aggregate amount of all outstanding Disqualified Stock of MSC and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of MSC, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, minus (3) the aggregate amount of all Unrestricted Cash on the consolidated balance sheet of MSC and its Restricted Subsidiaries as of such date of determination, in each case determined on a consolidated basis in accordance with GAAP.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of MSC or any of its Restricted Subsidiaries that is a Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of MSC by any stockholder of MSC (other than a Restricted Subsidiary) after the Issue Date; provided, however, that:

(1) if the aggregate principal amount of such Contribution Indebtedness is greater than one times such cash contributions to the capital of MSC the amount in excess shall be Indebtedness (other than Secured Indebtedness) with a Stated Maturity later than the Stated Maturity of any Notes then outstanding,

(2) such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof; and

(3) such cash contribution is not and has not been included in the calculation of permitted Restricted Payments under the covenant described in “—Certain Covenants—Limitation on Restricted Payments.”

“Credit Agreement” means (i) the amended and restated credit agreement among MSC, certain Subsidiaries of MSC, the financial institutions named therein, and JPMorgan Chase Bank, N.A, as Administrative Agent and Collateral Agent entered into prior to the consummation of the Offering Transactions, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original agents, lenders or otherwise), renewed, restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture or multiple agreements and indentures extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and adding Restricted Subsidiaries as additional borrowers, issuers or guarantors thereunder and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by MSC to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by MSC or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of MSC or any direct or indirect parent company of MSC, as applicable (other than Disqualified Stock), that is issued for cash (other than to MSC or any of its Subsidiaries or an employee stock ownership plan or trust established by MSC or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided, however, that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person or any of its Restricted Subsidiaries, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of MSC or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by MSC in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means Adjusted EBITDA but without giving effect to clause (9), contained therein.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of MSC or any direct or indirect parent company of MSC, as applicable (other than Disqualified Stock), other than:

(1) public offerings with respect to MSC’s or such direct or indirect parent company’s common stock registered on Form S-8;

(2) any such public or private sale that constitutes an Excluded Contribution; and

(3) any Cash Contribution Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means the additional Notes issued as contemplated by the Registration Rights Agreement.

“Excluded Contributions” means Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of MSC) received by the by MSC after the Issue Date from:

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of MSC or to any MSC or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of MSC,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of MSC, the cash proceeds of which are excluded from the calculation set forth in clause (a)(iii) of “—Certain Covenants—Limitation on Restricted Payments.”

“Existing Debentures” means MSC’s 7.875% Debentures due 2023, 8.375% Sinking Fund Debentures due 2016 and 9.2% Debentures due 2021.

“Existing Debentures Subsidiary” means each corporation of which MSC, or MSC and one or more Existing Debentures Subsidiaries, or any one or more Existing Debentures Subsidiaries, directly or indirectly own securities entitling the holders thereof to elect a majority of the directors, either at all times or so long as there is no default or contingency which permits the holders of any other class or classes of securities to vote for the election of one or more directors.

“Existing Fixed Rate Second Lien Notes” means the 9 3/4% Second-Priority Senior Secured Notes due 2014 issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC.

“Existing Second Lien Notes Collateral Agreement” means the Collateral Agreement dated November 3, 2006 by and among MSC, each Subsidiary of MSC party thereto and Wilmington Trust Company, as collateral agent for the holders of the Existing Second Lien Notes.

“Existing Second Lien Notes Issue Date” means November 3, 2006.

“Existing Second Lien Notes Offering Circular” means the Offering Circular dated October 27, 2006, with respect to the Existing Second Lien Notes.

“Existing Second Lien Notes” means (i) the Second-Priority Senior Secured Floating Rate Notes due 2014 issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC and (ii) the Existing Fixed Rate Second Lien Notes.

“Existing Second Lien Notes Indenture” means the Indenture among the Issuers, MSC, The Wilmington Trust Company, as trustee, and the other parties thereto dated November 3, 2006 with respect to the Existing Second Lien Notes, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Existing Senior Secured Notes” means the $1 billion of 8.875% Senior Secured Notes due 2018 issued by Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC.

“Existing Senior Secured Notes Indenture” means the Indenture among the Issuers, MSC, Wilmington Trust FSB, as trustee, and the other parties thereto dated January 29, 2010 with respect to the Existing Senior Secured Notes, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Priority After-Acquired Property” means any property (other than the initial collateral) of MSC, the Issuer or any Subsidiary Guarantor that secures any Secured Bank Indebtedness.

“First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all other Obligations (not constituting Indebtedness) of MSC and its Subsidiaries under the agreements governing Secured Bank Indebtedness and (iii) all other Obligations of MSC or any of its Subsidiaries in respect of Hedging Obligations or Obligations in respect of cash management services in each case that are secured by Liens granted pursuant to any Senior Credit Document.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Consolidated Interest Expense of such Person for such period. In the event that MSC or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (including in the case of any Incurrence or issuance a pro forma application of the net proceeds therefrom).

For purposes of making the computation referred to above, Investments, acquisitions or dispositions of operating units of a business, mergers, consolidations, discontinued operations (as determined in accordance with GAAP), and any operational changes, business realignment projects and initiatives, restructurings and reorganizations (each a “pro forma event”) that MSC or any of its Restricted Subsidiaries has either determined to make or made during the four- quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions or dispositions of an operating unit of a business, mergers, consolidations, discontinued operations and any operational changes, business realignment projects and initiatives, restructurings and reorganizations (and the change of any associated fixed charge obligations, consolidated interest expense and the change in Adjusted EBITDA resulting therefrom), had occurred on the first day of the four-quarter reference period. If, since the beginning of such period any Person that subsequently became a Restricted Subsidiary of MSC or was merged with or into MSC or any Restricted Subsidiary of MSC since the beginning of such period shall have made any Investment, acquisition or disposition of an operating unit of a business, merger, consolidation, discontinued operation or operational change, business realignment project or initiative, restructuring or reorganization, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation, operational change, business realignment project or initiative, restructuring, or reorganization had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of MSC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of MSC as set forth in an Officers’ Certificate, to reflect (i) operating expense reductions, other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Hexion Recapitalization) and (ii) all adjustments used in connection with the calculation of “Adjusted EBITDA” to the extent such adjustments, without duplication, continue to be applicable to such four quarter period.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board and (iii) in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case which were in effect on the Existing Second Lien Notes Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Obligations” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or a member of the European Union the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such Government Obligations or a specific payment of principal of or interest on any such Government Obligations held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligations or the specific payment of principal of or interest on the Government Obligations evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Guarantor” means any Person that Incurs a Guarantee with respect to the Notes; provided, however, that upon the release or discharge of such Person from its Guarantee in accordance with the Indenture, such Person ceases to be a Guarantor.

“HAI” means HA-International, LLC, a Delaware limited liability company, and any successor in interest thereto.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Hexion Recapitalization” means the Hexion Recapitalization as defined in the Existing Second Lien Notes Offering .

“holder,” “Holder,” “noteholder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1) the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4) to the extent not otherwise included, with respect to MSC and its Restricted Subsidiaries, the amount then outstanding (including amounts advanced, and received by, and available for use by, MSC or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of MSC or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; or (4) Obligations under or in respect of Qualified Receivables Financing.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Indenture Restricted Subsidiary” means any Existing Debenture Subsidiary which owns, operates or leases one or more Principal Properties and shall not include any other Existing Debenture Subsidiary.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Similar Business, in each case of nationally recognized standing that is, in the good faith determination of MSC, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means each of the initial purchasers listed as such in the Offering Circular.

“Intercreditor Agent” has the meaning given to such term in the Intercreditor Agreement.

“Intercreditor Agreement” means the intercreditor agreement dated as of November 3, 2006 among JPMorgan Chase Bank, N.A., as agent under the Senior Credit Documents, Wilmington Trust Company, as trustee under the Existing Second Lien Notes, the Issuers, MSC, each Subsidiary Guarantor and the other parties from time to time party thereto, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the Indenture.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition,

(2) securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other rating agency, but excluding any debt securities or loans or advances between and among MSC and its Subsidiaries

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of MSC in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments:”

(1) “Investments” shall include the portion (proportionate to MSC’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of MSC at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, MSC shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A) MSC’s “Investment” in such Subsidiary at the time of such redesignation less

(B) the portion (proportionate to MSC’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of MSC.

“Issue Date” means November 5, 2010, the date on which the Notes were originally issued.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means all of the individuals consisting of the directors, executive officers and other management personnel of MSC or any direct or indirect parent company of MSC, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of MSC or any direct or indirect parent company of MSC, as the case may be, as applicable, was approved by (x) a vote of a majority of the directors of MSC or any direct or indirect parent of MSC as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved or (y) the Permitted Holders and (2) executive officers and other management personnel of MSC or any direct or indirect parent company of MSC, as the case may be, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of MSC or any direct or indirect parent company of MSC, as the case may be, as applicable.

“Momentive Canada” means Momentive Specialty Chemicals Canada Inc. (formerly known as Hexion Specialty Chemicals Canada, Inc.), a Canadian corporation, and any successor in interest thereto.

“Momentive Canada Entities” means (1) Momentive Canada, (2) each Person that was a Subsidiary of Momentive Canada on the Existing Second Lien Notes Issue Date and (3) each Person that is a successor in interest, directly or indirectly, to any Person described in clause (2), including pursuant to any merger, consolidation, amalgamation or transfer of all or substantially all of its assets. Any Person referenced by clause (2) or (3) of the foregoing sentence shall be treated as a Momentive Canada Entity notwithstanding the fact that such Person is not a Subsidiary of Momentive Canada and such Person (or such Person’s direct or indirect parent entity to the extent such parent entity’s stock is pledged as Collateral) shall not be subject to the Collateral reduction provisions described under the heading “—Security for the Notes—Limitations on Stock Collateral.”

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“MSC” means Momentive Specialty Chemicals Inc., a New Jersey corporation, and any successor in interest thereto.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by MSC or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction (including to obtain any required consent therefor), and any deduction of appropriate amounts to be provided by MSC as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by MSC after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided, however, that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of such Notes.

“Off-Balance Sheet Financing Amount” means, at any date, with respect to any Qualified Receivables Financing, the face or notional amount of any interest in assets of the type described in the definition of the term Qualified Receivables Financing transferred to a Receivables Subsidiary in connection with such Qualified Receivables Financing by or on behalf of MSC or any of its Subsidiaries.

“Offering Circular” means the Offering Circular dated October 27, 2010, with respect to the Notes.

“Offering Transactions” refers collectively to (1) the offering of the Notes, (2) the Cash Tender Offer described under the heading “Offering circular summary” in the Offering Circular, (3) if necessary, discharge or the redemption of any remaining Existing Fixed Rate Second Lien Notes, (4) the Apollo Notes Exchange described under the heading “Offering circular summary” in the Offering Circular and (5) the use of the proceeds of the offering of the Notes as described in further detail under the heading “Use of proceeds” in the Offering Circular.

“Officer” means the Chairman of the Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of MSC.

“Officers’ Certificate” means a certificate signed on behalf of MSC by two Officers of MSC, one of whom must be the Chief Executive Officer, the principal financial officer, the Treasurer or the principal accounting officer of MSC that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to MSC or the Trustee.

“Pari Passu Indebtedness” means:

(1) with respect to the Issuers, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2) with respect to any Guarantor, its Guarantee and any Indebtedness which ranks pari passu in right of payment to such Guarantor’s Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsor, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of MSC and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of MSC, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i), (ii) and (iii) above, holds more than 50% of the total voting power of the Voting Stock thereof and (v) any group (within the meaning of Section 1 3(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i), (ii) and (iii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of MSC (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i), (ii) and (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1) any Investment in MSC or any Restricted Subsidiary of MSC;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by MSC or any Restricted Subsidiary of MSC in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of MSC, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, MSC or a Restricted Subsidiary of MSC;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Existing Second Lien Notes Issue Date;

(6) advances to employees not in excess of $25 million outstanding at any one time in the aggregate;

(7) any Investment acquired by MSC or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable or claims held by MSC or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by MSC or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (j) of the “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant;

(9) any Investment by MSC or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (a) $150 million and (b) 4.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of MSC at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of MSC after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10) additional Investments by MSC or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (a) $150 million and (b) 4.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12) Investments the payment for which consists of Equity Interests (other than Disqualified Stock) of MSC or any direct or indirect parent company of MSC, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (a)(iii) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments;”

(13) any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), (11)(b) and (17) such paragraph);

(14) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Guarantors;”

(16) any Investment by Restricted Subsidiaries of MSC in other Restricted Subsidiaries of MSC and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries of MSC;

(17) Investments consisting of purchases and acquisitions of real estate, inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(19) Investments resulting from the receipt of non-cash consideration in an Asset Sale received in compliance with the covenant described under “—Certain Covenants—Asset Sales;”

(20) additional Investments in joint ventures of MSC or any of its Restricted Subsidiaries in an aggregate amount outstanding not to exceed $50 million;

(21) any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Qualified Receivables Financing; and

(22) Investments of a Restricted Subsidiary of MSC acquired after the Issue Date or of an entity merged into or consolidated with MSC or a Restricted Subsidiary in a transaction that is not prohibited by the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3) Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit (or deposits to secure letters of credit or surety bonds for the same purpose) issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness (including Capitalized Lease Obligations) Incurred to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or Capital Stock of any Person owning such assets) of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and except for customary cross collateral arrangements with respect to property or equipment financed by the same financing source pursuant to the same financing scheme), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 270 days after the latest of the (i) acquisition of the property subject to the Lien, (ii) completion of construction, repair, improvement or addition of the property subject to the Lien and (iii) commencement of full operation of the property subject to the Lien;

(7) Liens securing Indebtedness of a Foreign Subsidiary permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”provided, however, that such Liens do not extend to the property or assets of MSC or any Domestic Subsidiary (other than a Domestic Subsidiary that is owned by one or more Foreign Subsidiaries);

(8) Liens incurred to secure Indebtedness Incurred pursuant to the first paragraph of, or clause (a) or (l) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such Lien is incurred pursuant to this clause (8) as designated by MSC; provided, however, that, other than with respect to Liens incurred to secure Indebtedness Incurred pursuant to clauses (a) and (l) (or (m) to the extent it guarantees such Indebtedness) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” at the time of incurrence and after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom), the Consolidated Secured Debt Ratio would be no greater than 4.0 to 1.0; provided further, however, that the immediately preceding proviso shall not apply to any Lien which is deemed to be incurred under this clause (8) by reason of the second proviso to clause (20) of this definition of “Permitted Liens” (except to the extent such Lien also secures Indebtedness in addition to the Indebtedness permitted to be secured thereby under clause (20));

(9) Liens existing on the Issue Date (other than Liens described in clause (8) above);

(10) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by MSC or any Restricted Subsidiary of MSC (other than such Person becoming a Subsidiary and Subsidiaries of such Person);

(11) Liens on property at the time MSC or a Restricted Subsidiary of MSC acquired the property, including any acquisition by means of a merger or consolidation with or into MSC or any Restricted Subsidiary of MSC; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitations on incurrence of indebtedness and issuance of disqualified stock and preferred stock”) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitations on incurrence of indebtedness and issuance of disqualified stock and preferred stock”) may not extend to any other property owned by MSC or any Restricted Subsidiary of MSC (other than pursuant to after acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(12) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to MSC or a Restricted Subsidiary of MSC permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(13) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(14) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15) licenses, sublicenses, leases and subleases which do not materially interfere with the ordinary conduct of the business of MSC or any of its Restricted Subsidiaries;

(16) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by MSC and its Restricted Subsidiaries in the ordinary course of business;

(17) Liens in favor of MSC or any Guarantor or Liens on assets of a Restricted Subsidiary of MSC that is not a Guarantor in favor solely of another Restricted Subsidiary of MSC that is not a Guarantor;

(18) Liens on equipment of MSC or any Restricted Subsidiary granted in the ordinary course of business to MSC’s or such Restricted Subsidiary’s client at which such equipment is located;

(19) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(20) Liens to secure any refinancing, refunding, extension or renewal (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (8), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (8) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (8) and for purposes of the definition of Secured Bank Indebtedness;

(21) judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall have expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with importation of goods;

(23) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by MSC or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens securing insurance premium financing arrangements; provided that such Lien is limited to the applicable insurance carriers;

(25) Liens incurred to secure cash management services in the ordinary course of business;

(26) other Liens securing obligations in an aggregate principal amount not to exceed $30 million at any one time outstanding;

(27) deposits made in the ordinary course of business to secure liability to insurance carriers;

(28) Liens on the Equity Interests of Unrestricted Subsidiaries;

(29) grants of software and other technology licenses in the ordinary course of business;

(30) any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(31) any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary; and

(32) Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution.

Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that Liens incurred satisfy clause (8) above if such determination is set forth in an Officers’ Certificate delivered to such provider; provided, however, that such determination will not affect whether such Lien actually was incurred as permitted by clause (8).

“Permitted Transfer” has the meaning set forth under the caption “—Merger, Consolidation or Sale of All or Substantially All Assets.”

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Presumed Tax Rate” means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in New York City (taking into account (i) the deductibility of state and local income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

“Principal Property” means any single manufacturing or processing plant or warehouse owned or leased by MSC or any Existing Debenture Subsidiary of MSC and located within the United States of America (excluding its territories and possessions and the Commonwealth of Puerto Rico) other than any such plant or warehouse or portion thereof which the Board of Directors of MSC reasonably determines not to be a Principal Property after due consideration of the materiality of such property to the business of MSC and its Subsidiaries as a whole.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from MSC or any Subsidiary of MSC to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the Board of Directors of MSC shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to MSC and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by MSC), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by MSC) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of MSC or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Notes or any Indebtedness incurred to refinance the Notes shall not be deemed a Qualified Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by MSC or any of its Subsidiaries pursuant to which MSC or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by MSC or any of its Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of MSC or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by MSC or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of MSC (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with MSC in which MSC or any Subsidiary of MSC makes an Investment and to which MSC or any Subsidiary of MSC transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of MSC and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of MSC (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by MSC or any other Subsidiary of MSC (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates MSC or any other Subsidiary of MSC in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of MSC or any other Subsidiary of MSC, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither MSC nor any other Subsidiary of MSC has any material contract, agreement, arrangement or understanding other than on terms which MSC reasonably believes to be no less favorable to MSC or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of MSC, and

(c) to which neither MSC nor any other Subsidiary of MSC has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of MSC shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of MSC giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Registration Rights Agreement” means the registration rights agreement in respect of the Notes dated the Issue Date, among MSC, the Issuers and the Initial Purchasers.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person; provided, however, that, unless HAI would be a Subsidiary without giving effect to the specific 50% test for HAI as set forth in the definition of “Subsidiary,” HAI will not be treated as a Restricted Subsidiary that is subject to the covenants described under “—Certain Covenants.” Unless otherwise indicated in this “Description of the Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of MSC.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by MSC or a Restricted Subsidiary whereby MSC or a Restricted Subsidiary transfers such property to a Person and MSC or such Restricted Subsidiary leases it from such Person, other than leases between MSC and a Restricted Subsidiary of MSC or between Restricted Subsidiaries of MSC.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Bank Indebtedness” means any Bank Indebtedness that is secured by a Permitted Lien incurred or deemed incurred pursuant to clause (8) of the definition of Permitted Lien.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements (including the Existing Second Lien Notes Collateral Agreement, as modified by the joinder and supplement entered into on the Issue Date), pledge agreements, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Trustee and the holders of the Notes as contemplated by the Indenture.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of MSC within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of MSC and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsor” means (i) Apollo Management, L.P., one or more investment funds controlled by Apollo Management, L.P. and any of their respective Affiliates (collectively, the “Apollo Sponsors”) and (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsors, provided that any Apollo Sponsor (x) owns (directly or indirectly) a majority of the Voting Stock and (y) controls a majority of the Board of Directors of MSC.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by MSC or any Subsidiary of MSC which MSC has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Guarantee.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% (or, in the case of HAI, 50% or more) of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” means any Restricted Subsidiary that Incurs a Guarantee; provided, however, that upon the release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary will cease to be a Subsidiary Guarantor.

“Tax Distributions” means any dividends and distributions described in clause (b)(12) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of MSC and its Restricted Subsidiaries, as shown on the most recent balance sheet of MSC.

“Treasury Rate” means as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 15, 2015; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straight-line basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided further, however, that if the period from such redemption date to November 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1) any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2) who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the respective party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Cash” means cash or Cash Equivalents of MSC or any of its Restricted Subsidiaries that would not appear as “restricted” on a consolidated balance sheet of MSC or any of its Restricted Subsidiaries.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of MSC that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of MSC in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of MSC may designate any Subsidiary of MSC (including any newly acquired or newly formed Subsidiary of MSC but excluding the Issuers) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, MSC or any other Subsidiary of MSC that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of MSC or any of its Restricted Subsidiaries; provided further, however, that either:

(a) the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b) if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of MSC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)(1) MSC could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for MSC and its Restricted Subsidiaries would be greater than such ratio for MSC and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of MSC shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of MSC giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding anything to the contrary herein, and without any further condition, qualification or action hereunder, subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date under the Existing Senior Secured Notes Indenture will be Unrestricted Subsidiaries.

“U.S. Issuer” means Hexion U.S. Finance Corp., a Delaware corporation, and any successor in interest thereto.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required to be held by Foreign Subsidiaries) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. Federal income tax consequences to U.S. Holders and Non-U.S. Holders (each term as defined below and collectively referred to as “Holders”) of owning and disposing of the Notes, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (the “Regulations”), and administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change, possibly on a retroactive basis. This summary is limited to the U.S. Federal income tax consequences with respect to the Notes that are held as capital assets within the meaning of Section 1221 of the Code. This summary assumes that the Notes will be treated as debt instruments for U.S. Federal income tax purposes. This summary does not purport to deal with all aspects of U.S. Federal income taxation that might be relevant to particular Holders in light of their circumstances or status, nor does it address specific tax consequences that may be relevant to particular Holders (including, for example, financial institutions, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, insurance companies, personal holding companies, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, certain former citizens or residents of the United States, tax-exempt organizations, U.S. Holders that have a functional currency other than the U.S. dollar or persons who hold Notes as part of a straddle, hedge, conversion or other integrated financial transaction). In addition, this summary does not address U.S. Federal alternative minimum, estate and gift tax consequences or consequences under the tax laws of any state, local or foreign jurisdiction. We have not sought, and will not seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

If an entity treated as a partnership for U.S. Federal income tax purposes holds Notes, the tax treatment of an owner of such entity will depend upon the status of the owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. Federal income tax purposes that holds Notes, you should consult your tax advisor.

HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE NOTES, AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

For purposes of the following summary, a “U.S. Holder” is a beneficial owner of Notes that is, for U.S. Federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. Federal income tax regardless of its source; or (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust.

For purposes of the following summary, a “Non-U.S. Holder” is a beneficial owner of Notes that is not a U.S. Holder and that is, for U.S. Federal income tax purposes, an individual, corporation, estate or trust.

The terms of the Notes provide for payments by us in excess of stated interest or principal under certain circumstances. According to the Regulations, the possibility that certain payments in excess of stated interest or principal will be made will not affect the amount of income a Holder recognizes in advance of the payment of such excess amounts if there is only a remote chance as of the date the Notes were issued that such payments will be made. We intend to take the position that any payment of such excess amounts should not affect the tax treatment of the Notes prior to a change in circumstances relating to these contingencies. This position and this discussion are based on the assumption that, as of the date of the issuance of the Notes, the likelihood that we will pay such excess amounts is remote. Our position that these contingencies are remote is binding on a Holder unless such Holder discloses its contrary position in the manner required by applicable Regulations. Our position is not, however, binding on the IRS, and if the IRS were to challenge this position, a Holder might be required to include income on its Notes in excess of stated interest calculated without regard to such contingencies and might be required to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note. In the event a contingency occurs, it would affect the amount, timing and character of the income or loss recognized by a Holder.

U.S. Federal Income Taxation of U.S. Holders

Payments of Stated Interest. Absent an election to the contrary (see “—Election to Treat All Interest as Original Issue Discount (Constant Yield Method),” below), the amount of stated interest on a Note will be treated as qualified stated interest (“QSI”) for U.S. Federal income tax purposes and will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, depending on the U.S. Holder’s regular method of accounting for U.S. Federal income tax purposes.

Election to Treat All Interest as Original Issue Discount (Constant Yield Method). A U.S. Holder may elect to include in gross income all “interest” (as defined below) that accrues on its Note using the constant-yield method described below. For purposes of this election, “interest” will include stated interest, market discount and de minimis market discount, as reduced by any amortizable bond premium (described in “—Bond Premium,” below). A U.S. Holder that makes this election will be required to include interest in gross income for U.S. Federal income tax purposes as it accrues (regardless of its method of tax accounting), which may be in advance of receipt of the cash attributable to that income.

Although this election applies only to the Note for which a U.S. Holder makes it, an electing U.S. Holder will be deemed to have made the election described in “—Bond Premium,” below, to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) that it holds at the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if a U.S. Holder makes this election for a market discount note, such holder will be treated as having made the election discussed below under “—Market Discount” to include market discount in income currently over the life of all debt instruments that the U.S. Holder holds at the time of the election or acquire thereafter. A U.S. Holder may not revoke an election to apply the constant-yield method to all interest on a Note without the consent of the IRS.

If a U.S. Holder makes this election for its Note, then no payments on the Note will be treated as payments of QSI, and the annual amounts of interest includible in income by the U.S. Holder will equal the sum of the “daily portions” of the interest with respect to the Note for each day on which the U.S. Holder owns the Note during the taxable year. The U.S. Holder determines the daily portions of interest by allocating to each day in an “accrual period” a pro rata portion of the interest that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of interest is measured and which may vary in length over the term of a Note provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period. For purposes of this election, the “issue date” of the Note is the date the U.S. Holder purchases the Note.

The amount of interest allocable to an accrual period will equal the product of the “adjusted issue price” of the Note at the beginning of the accrual period and its “yield to maturity.” The adjusted issue price of a Note at the beginning of the first accrual period is the purchase price, and, on any day thereafter, it is the sum of the issue price and the amount of interest previously included in gross income, reduced by the amount of any payment previously made on the Note. If all accrual periods are of equal length except for a shorter initial or an initial and a final shorter accrual period, the U.S. Holder can compute the amount of interest allocable to the initial period using any reasonable method; however, the interest allocable to the final accrual period will always be the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period.

Market Discount. If a U.S. Holder purchased a Note for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. Federal income tax purposes. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the Note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of a Note equals the issue price of the Note. Although the Code does not expressly so provide, the revised issue price of the Note is decreased by the amount of any payments previously made on the Note (other than payments of QSI). The rules described below do not apply to a U.S. Holder if such holder purchased a Note that has de minimis market discount.

Under the market discount rules, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. If a U.S. Holder disposes of a Note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), the U.S. Holder will be required to include any accrued market discount as ordinary income as if the U.S. Holder had sold the Note at its then fair market value. In addition, the U.S. Holder that acquires the Note in such a nontaxable transaction may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the Note.

Market discount accrues ratably during the period from the date on which the U.S. Holder acquired the Note through the maturity date of the Note, unless the U.S. Holder makes an irrevocable election to accrue market discount under a constant yield method. The U.S. Holder may elect to include market discount in income currently as it accrues (either ratably or under the constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If the U.S. Holder elects to include market discount in income currently, the U.S. Holder’s adjusted basis in a Note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS. If a U.S. Holder makes the election described above in “—Election to Treat All Interest as Original Issue Discount (Constant Yield Method)” for a market discount note, the U.S. Holder would be treated as having made an election to include market discount in income currently under a constant yield method, as discussed in this paragraph.

Bond Premium. If a U.S. Holder purchased a Note for an amount in excess of the sum of all amounts payable on the Note (other than QSI), the excess will be treated as bond premium. A U.S. Holder may elect to reduce the amount required to be included in income each year with respect to interest on its Note by the amount of amortizable bond premium allocable to that year, based on the Note’s yield to maturity. If a U.S. Holder makes the election to amortize bond premium, it will apply to all debt instruments (other than debt instruments the interest on which is excludible from gross income) that the U.S. Holder holds at the beginning of the first taxable year to which the election applies or thereafter acquires, and the election may not be revoked without the consent of the IRS. See also “—Election to Treat All Interest as Original Issue Discount (Constant Yield Method),” above.

Medicare Contribution Tax on Unearned Income. A 3.8% Medicare tax will be imposed on the lesser of the “net investment income” or the amount by which modified adjusted gross income exceeds a threshold amount, in either case, of U.S. Holders that are individuals, estates and trusts. Net investment income includes, among other things, interest income not derived from the conduct of a nonpassive trade or business. Payments of interest (or, in the event a U.S. Holder makes the election described in “—Election to Treat All Interest as Original Issue Discount (Constant Yield Method),” above, accruals of “interest” (as that term in used in

“—Election to Treat All Interest as Original Issue Discount (Constant Yield Method),” above) on the Notes and gain from the sale or other taxable disposition of the Notes are expected to constitute net investment income.

Disposition of the Notes. Upon the sale, exchange, redemption or other taxable disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between (i) the sum of all cash plus the fair market value of all other property received on such disposition (except to the extent such cash or other property is attributable to accrued but unpaid interest, which is treated as interest as described above in “—Payments of Stated Interest”) and (ii) such U.S. Holder’s adjusted tax basis in the Note.

A U.S. Holder’s adjusted tax basis in a Note will be the price such U.S. Holder paid for the Note, increased by any market discount previously included in gross income and reduced (but not below zero) by (i) the amount of any amortizable bond premium taken into account with respect to the Note and (ii) other payments, if any, such holder previously received other than stated interest payments. This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income) and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Note is more than one year. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Taxation of Non-U.S. Holders

Payment of Interest. Subject to the discussion of backup withholding below, payments of interest on the Notes to a Non-U.S. Holder will not be subject to U.S. Federal withholding tax under the “portfolio interest exemption,”provided that:

•

such payments are not effectively connected with the conduct of a U.S. trade or business, or, in the case of an income tax treaty resident, a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States;

•

the Non-U.S. Holder does not actually or constructively own either 10% or more of the total combined voting power of all classes of the stock of Hexion Inc. entitled to vote or 10% or more of the capital or profits interest in Hexion Nova Scotia Finance, ULC;

•	the Non-U.S. Holder is not a controlled foreign corporation that, for U.S. Federal income tax purposes, is related (within the meaning of Section 864(d)(4) of the Code) to the Issuers;

•	the Non-U.S. Holder is not a bank described in Section 881(c)(3)(A) of the Code; and

•

either (i) the Non-U.S. Holder certifies on IRS Form W-8BEN or Form W-8BEN-E (or a suitable substitute form or successor form), under penalties of perjury, that it is not a U.S. person (within the meaning of the Code) and provides its name and address, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Notes on behalf of the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that such a certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes us with a copy thereof.

If a Non-U.S. Holder cannot satisfy the requirements of the “portfolio interest exemption” described above, payments of interest made to such Non-U.S. Holder will be subject to a 30% U.S. Federal withholding tax unless the beneficial owner of the Note provides a properly executed:

•	IRS Form W-8BEN or Form W-8BEN-E (or successor form) claiming, under penalties of perjury, an exemption from, or reduction in, U.S. Federal withholding tax under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) stating that interest paid on the Note is not subject to U.S. Federal withholding tax because it is effectively connected with a U.S. trade or business of the beneficial owner (in which case such interest will be subject to regular graduated U.S. tax rates as described below).

You should consult your tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If interest on the Note is effectively connected with a U.S. trade or business of the beneficial owner (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base), the Non-U.S. Holder, although exempt from the U.S. Federal withholding tax described above, will be subject to U.S. Federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (unless reduced by an applicable income tax treaty) in respect of such interest.

Disposition of the Notes. Subject to the discussion of backup withholding below, no withholding of U.S. Federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange, redemption or other disposition of a Note.

Except with respect to accrued and unpaid interest, a Non-U.S. Holder will not be subject to U.S. Federal income tax on gain realized on the sale, exchange, redemption or other disposition of a Note unless (i) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (ii) such gain or income is effectively connected with a U.S. trade or business (and, if required by an applicable treaty, is attributable to a U.S. permanent establishment or fixed base). Accrued and unpaid interest realized on a sale, exchange, redemption or other disposition of a Note will not be subject to U.S. Federal income tax, provided the Non-U.S. Holder satisfies the requirements of the “portfolio interest exemption” and such interest is not effectively connected with a U.S. trade or business (or, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base), in each case as discussed above under “—U.S. Federal Income Taxation of Non-U.S. Holders—Payment of Interest.”

Backup Withholding and Information Reporting

U.S. Holders. For each calendar year in which the Notes are outstanding, we are required to provide the IRS with certain information, including the beneficial owner’s name, address and taxpayer identification number, the aggregate amount of interest paid to that beneficial owner during the calendar year and the amount of tax withheld, if any. This obligation, however, does not apply with respect to payments to certain types of U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

In the event that a U.S. Holder subject to the reporting requirements described above fails to provide its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, we, our agent or paying agents, or a broker may be required to backup withhold tax on each payment on the Notes and on the proceeds from a sale or other disposition (including a redemption) of the Notes. The backup withholding obligation, however, does not apply with respect to payments to certain types of U.S. Holders, including corporations and tax-exempt organizations, provided that they establish entitlement to an exemption.

Backup withholding is not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. Federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding their qualifications for an exemption from backup withholding, and the procedure for establishing such exemption, if applicable.

Non-U.S. Holders. Backup withholding tax will not apply to payments of interest on a Note or proceeds from the sale or other disposition (including a redemption) of a Note payable to a Non-U.S. Holder if the certification described above in “—U.S. Federal Income Taxation of Non-U.S. Holders—Payment of Interest” is duly provided by such Non-U.S. Holder or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge that the holder is a U.S. person (within the meaning of the Code) or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to payments of interest even if an exemption from backup withholding is established.

Copies of any information returns reporting interest payments and any withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. Federal income tax liability, provided that the requisite procedures are followed.

Non-U.S. Holders should consult their own tax advisors regarding their particular circumstances and the availability of and procedure for establishing an exemption from backup withholding.

Certain Canadian Tax Consequences

Certain Canadian Tax Consequences to Non-Canadian Holders

The following is a general summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the ownership and disposition of a Note acquired pursuant to this offering. This summary is applicable to a beneficial owner of a Note who: (i) deals at arm’s length with the Issuers and any subsequent purchaser of the Note; (ii) is entitled to receive all payments (including any interest and principal) made on the Note; and (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of either Issuer (a “holder”). This summary is applicable only to a holder who, at all relevant times, for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary does not take into account or anticipate any changes in law, other than the Proposed Amendments, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and is not a complete analysis of the tax considerations that may be applicable to a prospective investor. It is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Therefore, prospective investors should consult their own tax advisors with respect to their particular circumstances.

Under the Tax Act, the payment to a holder of interest, principal and premium in respect of a Note will be exempt from Canadian withholding tax. No other taxes on income (including any gain realized on a disposition of a Note) will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition by a holder of a Note or the receipt by the holder of interest, principal and premium thereon solely as a consequence of such acquisition, holding, redemption or disposition.

SELLING SECURITY HOLDER

The Notes were originally issued on November 5, 2010 in transactions exempt from the registration under Section 4(a)(2) of the Securities Act and in reliance on Regulation S thereunder. The selling security holder has provided us with the information specified below and such selling security holder may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all Notes held by such selling security holder.

The following table sets forth information with respect to the selling security holder and the principal amount of Notes beneficially owned the selling security holder that may be offered under this prospectus. This information is based on information provided by, or on behalf of, the selling security holder.

The selling security holder may offer all, some or none of its Notes.

Name	Principal Amount of Notes Owned Prior to the Offering	Principal Amount of Notes to be Offered	Principal Amount of Notes to be Owned After the Offering
Euro VI (BC) S.à.r.l.	$114,016,000	$114,016,000	—

The selling security holder, Euro VI (BC) S.à.r.l. (the “Fund”), is an investment fund and an affiliate of Apollo. The Fund is controlled by AIF VI Euro Holdings, L.P., which serves as the investment advisor to the Fund and has voting and investment control in respect of securities held by the Fund, including the Notes. AIF VI Euro Holdings, L.P. is indirectly controlled by Apollo Global Management, LLC. Apollo Global Management, LLC is managed by AGM Management, LLC. Decisions by AGM Management, LLC are made by its executive committee, which includes Apollo’s three managing partners, Leon Black, Joshua Harris and Marc Rowan.

The selling security holder is an affiliate of Apollo Global Securities LLC, Morgan Joseph Triartisan LLC and Athene Securities, LLC, each of which is a registered broker-dealer. The selling security holder acquired the Notes being offered pursuant to this prospectus with investment intent in the ordinary course of business (such business being the investment in and development of companies). At the time of the issuance of the Notes, neither the selling security holder nor the registered broker-dealers affiliated with the selling security holder had any agreements or understandings, directly or indirectly, with any person to distribute the Notes.

Hexion Holdings is controlled by investment funds managed by affiliates of Apollo and we have a number of material relationships with Apollo and its affiliates. Among other things, we have entered into a management consulting and advisory services agreement with Apollo for the provision of management and advisory services that renews on an annual basis, unless notice to the contrary is given by either party. See “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions—Related Party Transactions—Apollo Notes Registration Rights Agreement,” “—Management Consulting Agreement,” “—Transactions related to the Terminated Merger Agreement and Settlement with Huntsman” and “—Purchases and Sales of Products and Services with Apollo Affiliates.”

PLAN OF DISTRIBUTION

The selling security holder and its successors, which term includes its transferees, pledgees and donees and their successors, may sell the Notes from time to time in one or more transactions directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	in the over-the-counter market;

•	otherwise than in the over-the-counter market;

•	through the writing of options; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the Notes, the selling security holder may enter into hedging transactions with broker-dealers or other financial institutions. The selling security holder may also sell the Notes short and deliver these securities to close out such short positions, or loan or pledge the Notes to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holder from the sale of the Notes offered by them hereby will be the purchase price of the Notes less discounts and commissions, if any. We will not receive any of the proceeds from this offering.

We do not intend to list the Notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the Notes. In order to comply with the securities laws of some states, if applicable, the Notes may be sold in such jurisdictions only through registered or licensed brokers or dealers.

Broker-dealers or agents who participate in the sale of the Notes are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. The selling security holder who participates in the sale of the Notes may also be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling security holder and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holder is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holder is deemed to be an “underwriters,” it will be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holder and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holder and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holder has acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

The selling security holder may decide not to sell any Notes described in this prospectus. We cannot assure holders that the selling security holder will use this prospectus to sell any or all of the Notes. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, the selling security holder may transfer, devise or gift the Notes by other means not described in this prospectus.

With respect to a particular offering of the Notes, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific Notes to be offered and sold;

•	the name of the selling security holder;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holder.

The maximum compensation the selling security holder will pay to underwriters in connection with any offering of the Notes will not exceed 8% of the maximum proceeds of such offering.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Notes to the public, including the payment of federal securities law and state blue sky registration fees, except that we will not bear any legal counsel fees (except as described below), underwriting fees, discounts or commissions or transfer taxes relating to the sale of the Notes.

LEGAL MATTERS

The validity of the Notes and the enforceability of obligations under the Notes and guarantees being issued were passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Stewart McKelvey passed on matters of Nova Scotia law. Connell Foley LLP passed on matters of New Jersey law.

EXPERTS

The financial statements of Hexion Inc. and Hexion International Holdings Coöperatief U.A. as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the reports (the Hexion International Holdings Coöperatief U.A. report which contains an explanatory paragraph relating to the Company’s significant transactions with Hexion Inc., a related party as described in Note 4 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of HA International, LLC as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus have been so included in reliance on the report of Dugan & Lopatka, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports are available free of charge to the public through our internet website at www.hexicon.com or on the SEC’s website at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the offer. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Hexion Nova Scotia Finance, ULC is a Nova Scotia unlimited liability company. Certain of its officers and directors may be residents of various jurisdictions outside the United States. In addition, all of Hexion Nova Scotia Finance, ULC’s assets, which consist of advances to Hexion and its affiliates, are located outside the United States. Hexion Nova Scotia Finance, ULC has agreed, in accordance with the terms of the indenture under which the Notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the Notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize or enforce in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal securities laws. An investor’s ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because Hexion Nova Scotia Finance, ULC is incorporated under the laws of Nova Scotia and substantially all of Hexion Nova Scotia Finance, ULC’s assets are located outside the United States.

EXCHANGE RATE DATA

The following table sets forth, for the periods and dates indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on such dates differs from the rates used in the preparation of consolidated or combined financial statements as of such dates. No representation is made that Canadian dollar amounts have been, could have been or could be converted into U.S. dollars at the noon buying rate on such dates or any other dates. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The certified buying rate on April 29, 2016 as published in the weekly Federal Reserve Statistical Release H.10 was US$1.00 equals Cdn$1.2549. The inverse of the certified buying rate on April 29, 2016 was Cdn$1.00 equals US$0.7969.

Year Ended	Average (1)	High	Low	Period End
December 31, 2015	0.7818	0.8529	0.7148	0.7226
December 31, 2014	0.9056	0.9423	0.8588	0.8620
December 31, 2013	0.9710	1.0164	0.9348	0.9402
December 31, 2012	1.0005	1.0299	0.9600	1.0042
December 31, 2011	1.0114	0.9430	1.0584	0.9835

Month Ended	Average (2)	High	Low	Period End
January 31, 2016	0.7038	0.7158	0.6853	0.7105
February 29, 2016	0.7248	0.7395	0.7123	0.7395
March 31, 2016	0.7561	0.7715	0.7426	0.7711

(1)	The average of the exchange rates on the last day of each month during the applicable year.
(2)	The average of the exchange rates on the last day of each month.

Although the Notes are denominated in U.S. dollars, any judgment enforcing the Notes against Hexion Nova Scotia Finance, ULC in Canada would be denominated in Canadian dollars. In addition, any judgment enforcing the collateral in any jurisdiction outside the U.S. would likely be in the local currency.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Hexion Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, deficit, and cash flows present fairly, in all material respects, the financial position of Hexion Inc. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appendix appearing under Item 16 (b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2015, the Company changed the manner in which it presents its unamortized debt issuance costs on the consolidated balance sheets.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

March 14, 2016

HEXION INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $8 and $16, respectively)	$236	$172
Short-term investments	—	7
Accounts receivable (net of allowance for doubtful accounts of $15 and $14, respectively)	450	591
Inventories:
Finished and in-process goods	218	290
Raw materials and supplies	90	110
Other current assets	53	73

Total current assets	1,047	1,243

Investments in unconsolidated entities	36	48
Deferred income taxes (see Note 14)	13	18
Other long-term assets	48	53
Property and equipment:
Land	84	89
Buildings	296	302
Machinery and equipment	2,406	2,419

	2,786	2,810
Less accumulated depreciation	(1,735)	(1,755)

	1,051	1,055
Goodwill (see Note 5)	122	119
Other intangible assets, net (see Note 5)	65	81

Total assets	$2,382	$2,617

Liabilities and Deficit
Current liabilities:
Accounts payable	$386	$426
Debt payable within one year (see Note 7)	80	99
Interest payable	82	82
Income taxes payable (see Note 14)	15	12
Accrued payroll and incentive compensation	78	67
Other current liabilities	123	135

Total current liabilities	764	821

Long-term liabilities:
Long-term debt (see Note 7)	3,698	3,678
Long-term pension and postretirement benefit obligations (see Note 10)	224	278
Deferred income taxes (see Note 14)	12	19
Other long-term liabilities	161	171

Total liabilities	4,859	4,967

Commitments and contingencies (see Notes 7 and 9)
Deficit
Common stock—$0.01 par value; 300,000,000 shares authorized, 170,605,906 issued and 82,556,847 outstanding at December 31, 2015 and 2014	1	1
Paid-in capital	526	526
Treasury stock, at cost—88,049,059 shares	(296)	(296)
Accumulated other comprehensive (loss) income	(15)	73
Accumulated deficit	(2,692)	(2,652)

Total Hexion Inc. shareholder’s deficit	(2,476)	(2,348)
Noncontrolling interest	(1)	(2)

Total deficit	(2,477)	(2,350)

Total liabilities and deficit	$2,382	$2,617

See Notes to Consolidated Financial Statements

HEXION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(In millions)	2015	2014	2013
Net sales	$4,140	$5,137	$4,890
Cost of sales	3,540	4,576	4,282

Gross profit	600	561	608
Selling, general and administrative expense	306	399	304
Asset impairments (see Note 2)	6	5	181
Business realignment costs (see Note 2)	16	47	21
Other operating expense (income), net	12	(8)	1

Operating income	260	118	101
Interest expense, net	326	308	303
(Gain) loss on extinguishment of debt	(41)	—	6
Other non-operating (income) expense, net	(3)	32	2

Loss before income tax and earnings from unconsolidated entities	(22)	(222)	(210)
Income tax expense (see Note 14)	34	22	379

Loss before earnings from unconsolidated entities	(56)	(244)	(589)
Earnings from unconsolidated entities, net of taxes	17	20	17

Net loss	(39)	(224)	(572)
Net (income) loss attributable to noncontrolling interest	(1)	1	1

Net loss attributable to Hexion Inc.	$(40)	$(223)	$(571)

See Notes to Consolidated Financial Statements

HEXION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,
(In millions)	2015	2014	2013
Net loss	$(39)	$(224)	$(572)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(88)	(61)	(13)
Gain recognized from pension and postretirement benefits	—	4	—
Net gain from cash flow hedge activity	—	—	1

Other comprehensive loss	(88)	(57)	(12)

Comprehensive loss	(127)	(281)	(584)
Comprehensive (income) loss attributable to noncontrolling interest	(1)	1	1

Comprehensive loss attributable to Hexion Inc.	$(128)	$(280)	$(583)

See Notes to Consolidated Financial Statements

HEXION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2015	2014	2013
Cash flows provided by (used in) operating activities
Net loss	$(39)	$(224)	$(572)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	137	144	148
(Gain) loss on extinguishment of debt	(41)	—	6
Deferred tax expense (benefit)	7	(6)	352
Gain on step acquisition (see Note 13)	(5)	—	—
Non-cash asset impairments and accelerated depreciation	8	5	181
Unrealized foreign currency losses (gains)	12	46	(31)
Unrealized (gains) losses on pension and postretirement benefit plan liabilities	(13)	102	(68)
(Gain) loss on sale of assets	(4)	(16)	1
Other non-cash adjustments	(4)	(5)	(4)
Net change in assets and liabilities:
Accounts receivable	91	(27)	(71)
Inventories	65	(67)	16
Accounts payable	(21)	(33)	59
Income taxes payable	8	4	6
Other assets, current and non-current	24	26	11
Other liabilities, current and non-current	(12)	1	46

Net cash provided by (used in) operating activities	213	(50)	80

Cash flows used in investing activities
Capital expenditures	(175)	(183)	(144)
Capitalized interest	(4)	—	(1)
Purchase of businesses, net of cash acquired	(7)	(64)	—
Proceeds from sale of (purchases of) investments, net	6	(1)	(3)
Change in restricted cash	8	(3)	4
Disbursement of affiliated loan	—	(50)	—
Repayment of affiliated loan	—	50	—
Funds remitted to unconsolidated affiliates, net	—	(2)	(13)
Proceeds from sale of assets	17	20	7

Net cash used in investing activities	(155)	(233)	(150)

Cash flows provided by financing activities
Net short-term debt (repayments) borrowings	(3)	21	15
Borrowings of long-term debt	523	391	1,135
Repayments of long-term debt	(485)	(343)	(1,058)
Long-term debt and credit facility financing fees	(11)	—	(40)

Net cash provided by financing activities	24	69	52

Effect of exchange rates on cash and cash equivalents	(10)	(9)	(4)
Increase (decrease) in cash and cash equivalents	72	(223)	(22)
Cash and cash equivalents (unrestricted) at beginning of year	156	379	401

Cash and cash equivalents (unrestricted) at end of year	$228	$156	$379

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$312	$297	$275
Income taxes, net of cash refunds	17	29	2
Non-cash investing activities:
Non-cash assumption of debt on step acquisition (see Note 13)	$18	$—	$—
Non-cash financing activities:
Non-cash issuance of debt in exchange for loans of parent (see Note 4)	$—	$—	$200
Non-cash distribution declared to parent (see Note 4)	—	—	208
Settlement of note receivable from parent (see Note 4)	—	—	24

See Notes to Consolidated Financial Statements

HEXION INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In millions)	Common Stock	Paid-in Capital	Treasury Stock	Note Receivable From Parent	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Hexion Inc. Deficit	Non- controlling Interest	Total
Balance at December 31, 2012	$1	$752	$(296)	$(24)	$142	$(1,858)	$(1,283)	$—	$(1,283)
Net loss	—	—	—	—	—	(571)	(571)	(1)	(572)
Other comprehensive loss	—	—	—	—	(12)	—	(12)	—	(12)
Stock-based compensation expense (see Note 12)	—	3	—	—	—	—	3	—	3
Distribution declared to parent ($0.01 per share)	—	(1)	—	—	—	—	(1)	—	(1)
Settlement of note receivable from parent (see Note 4)	—	(24)	—	24	—	—	—	—	—
Non-cash distribution declared to parent ($2.52 per share) (see Note 4)	—	(208)	—	—	—	—	(208)	—	(208)

Balance at December 31, 2013	1	522	(296)	—	130	(2,429)	(2,072)	(1)	(2,073)
Net loss	—	—	—	—	—	(223)	(223)	(1)	(224)
Other comprehensive loss	—	—	—	—	(57)	—	(57)	—	(57)
Stock-based compensation expense (see Note 12)	—	1	—	—	—	—	1	—	1
Purchase of business from related party under common control (see Note 4)	—	3	—	—	—	—	3	—	3

Balance at December 31, 2014	1	526	(296)	—	73	(2,652)	(2,348)	(2)	(2,350)
Net (loss) income	—	—	—	—	—	(40)	(40)	1	(39)
Other comprehensive loss	—	—	—	—	(88)	—	(88)	—	(88)

Balance at December 31, 2015	$1	$526	$(296)	$—	$(15)	$(2,692)	$(2,476)	$(1)	$(2,477)

See Notes to Consolidated Financial Statements

HEXION INC.

Notes to Consolidated Financial Statements

(In millions, except share data)

1. Background and Basis of Presentation

Based in Columbus, Ohio, Hexion Inc. (“Hexion” or the “Company”), serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries. At December 31, 2015, Company had 65 production and manufacturing facilities, with 27 located in the United States. The Company’s business is organized based on the products offered and the markets served. At December 31, 2015, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins.

The Company’s direct parent is Hexion LLC, a holding company and wholly owned subsidiary of Hexion Holdings LLC (“Hexion Holdings”), the ultimate parent entity of Hexion. Hexion Holdings is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). Apollo may also be referred to as the Company’s owner.

As of December 31, 2015, the Company has elected not to apply push-down accounting of its parent’s basis as a result of the prior combination of Hexion and Momentive Performance Materials Inc. (“MPM”), a former subsidiary of Hexion Holdings.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries in which minority shareholders hold no substantive participating rights, and variable interest entities in which the Company is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The Company’s share of the net earnings of 20% to 50% owned companies, for which it has the ability to exercise significance influence over operating and financial policies (but not control), are included in “Earnings from unconsolidated entities, net of taxes” in the Consolidated Statements of Operations. Investments in the other companies are carried at cost.

The Company has recorded a noncontrolling interest for the equity interests in consolidated subsidiaries that are not 100% owned.

The Company’s unconsolidated investments accounted for under the equity method of accounting include the following as of December 31, 2015:

•	50% ownership interest in HA International, Inc., (“HAI”) a joint venture that manufactures foundry resins in the United States;

•	49.99% interest in Hexion UV Coatings (Shanghai) Co., Ltd, a joint venture that manufactures UV-curable coatings and adhesives in China;

•	50% ownership interest in Hexion Shchekinoazot B.V. a joint venture that manufactures forest products resins in Russia;

•	49% ownership interest in Sanwei Hexion Chemicals Company Limited, a joint venture that manufactures versatic acid derivatives in China;

•	50% ownership interest in Hexion Australia Pty Ltd, a joint venture which provides urea formaldehyde resins and other products to industrial customers in western Australia; and

•	50% ownership interest in MicroBlend Columbia, SAS, a joint venture that distributes custom point-of-sale paint mixing systems and paint bases to consumer retail stores in Latin America.

Foreign Currency Translations and Transactions—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates during the year. The Company recognized transaction losses of $9, $33 and $2 for the years ended December 31, 2015, 2014 and 2013, respectively, which are included as a component of “Net loss.” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are remeasured to cumulative translation and recorded in “Accumulated other comprehensive (loss) income” in the Consolidated Balance Sheets. The effect of translation is included in “Accumulated other comprehensive (loss) income.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation liabilities, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2015 and 2014, the Company had interest-bearing time deposits and other cash equivalent investments of $37 and $46, respectively. These amounts are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents.”

Investments—Investments with original maturities greater than 90 days but less than one year are included in the Consolidated Balance Sheets as “Short-term investments.” At December 31, 2014, the Company had Brazilian real denominated U.S. dollar index investments of $7. These investments, which were classified as held-to-maturity securities, were recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to estimated future usage and sales. Inventories in the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $7 and $8 at December 31, 2015 and 2014, respectively.

Deferred Expenses—Deferred debt financing costs are included in “Long-term debt” in the Consolidated Balance Sheets, with the exception of deferred financing costs related to revolving line of credit arrangements, which are included in “Other long-term assets” in the Consolidated Balance Sheets. These costs are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any debt, the related debt issuance costs are written off. At December 31, 2015 and 2014, the Company’s unamortized deferred financing costs included in “Other long-term assets” were $8 and $9, respectively, and unamortized deferred financing costs included in “Long-term debt” were $51 and $57, respectively.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful lives for buildings and machinery and equipment are 20 years and 15 years, respectively). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $124, $130 and $135 for the years ended December 31, 2015, 2014 and 2013, respectively. Additionally, for the year ended December 31, 2015 and 2014, approximately $4 and $7, respectively, of invoiced but unpaid capital expenditures was included in “Accounts payable” in the Consolidated Statements of Cash Flows as a non-cash investing activity.

Capitalized Software—The Company capitalizes certain costs, such as software coding, installation and testing, that are incurred to purchase or create and implement computer software for internal use. Amortization is recorded on the straight-line basis over the estimated useful lives, which range from 1 to 5 years.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, tradenames, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as incurred. The Company does not amortize goodwill. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 1 to 30 years (see Note 5).

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

Long-Lived and Amortizable Intangible Assets

During the years ended December 31, 2015, 2014 and 2013, the Company recorded long-lived asset impairments of $6, $5 and $124, respectively, which are included in “Asset impairments” in the Consolidated Statements of Operations (see Note 6).

Goodwill

The Company performs an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, the Company uses a probability weighted market and income approach to estimate the fair value of the reporting unit. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated fair value is the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the estimated fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

As of October 1, 2015 and October 1, 2014, the estimated fair value of each of the Company’s reporting units was deemed to be substantially in excess of the carrying amount of assets (including goodwill) and liabilities assigned to each reporting unit.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under high-deductible insurance policies. The Company records losses when they are probable and reasonably estimable and amortizes insurance premiums over the life of the respective insurance policies.

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments and fines. Legal fees are expensed as incurred (see Note 9).

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 9).

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in “Cost of sales” in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expense was $65, $72 and $73 for the years ended December 31, 2015, 2014 and 2013, respectively, and is included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Business Realignment Costs—The Company incurred “Business realignment costs” totaling $16, $47 and $21 for the years ended December 31, 2015, 2014 and 2013, respectively. For the year ended December 31, 2015, these costs primarily included expenses related to certain in-process cost reduction programs (see Note 3), as well as costs for environmental remediation at certain formerly owned locations. For the year ended December 31, 2014, these costs primarily included expenses from the Company’s newly implemented restructuring and cost optimization programs, as well as costs for environmental remediation at certain formerly owned locations. For the year ended December 31, 2013, these costs primarily represent certain environmental expenses related to the Company’s productivity savings programs, as well as other minor headcount reduction programs.

Pension Liabilities—Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of future cash payments. The Company discounts these cash payments using a split-rate interest approach. This approach uses multiple interest rates from market-observed forward yield curves which correspond to the estimated timing of the related benefit payments. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws, which will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized (see Note 14).

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. Tax benefits are recognized in the consolidated financial statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company is a party to forward exchange contracts, foreign exchange rate swaps, interest rate swaps, natural gas futures and electricity forward contracts to reduce its cash flow exposure to changes in interest rates and natural gas and electricity prices. The Company does not hold or issue derivative financial instruments for trading purposes. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded in the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. Changes in fair value are recognized in earnings.

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period on a graded-vesting basis (see Note 12).

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement. For the portion of the sales price that is deferred in a reserve account and subsequently collected, the Company’s policy is to classify the cash in-flows as cash flows from operating activities as the predominant source of the cash flows pertains to the Company’s trade accounts receivable. When the Company retains the servicing rights on the transfers of accounts receivable, it measures these rights at fair value, if material.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Concentrations of Supplier Risk—The Company relies on long-term agreements with key suppliers for most of its raw materials. The loss of a key source of supply or a delay in shipments could have an adverse effect on its business. Should any of the suppliers fail to deliver or should any of the key long-term supply contracts be canceled, the Company would be forced to purchase raw materials at current market prices. The Company’s largest supplier provides approximately 9% of raw material purchases. In addition, several of the feedstocks at various facilities are transported through a pipeline from one supplier.

Subsequent Events—The Company has evaluated events and transactions subsequent to December 31, 2015 through the date of issuance of its Consolidated Financial Statements.

Reclassifications—Certain prior period balances have been reclassified to conform with current presentations.

Recently Issued Accounting Standards

Newly Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In January 2015, the FASB issued Accounting Standards Board Update No. 2015-01: Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on the Company’s financial statements.

In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on the Company’s financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”) as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on the Company’s financial statements.

Newly Adopted Accounting Standards

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, ASU 2015-03 was amended by Accounting Standards Board Update No. 2015-15: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 adds language to ASU 2015-03 based on the SEC Staff Announcement that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03, as amended by ASU 2015-15, is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The Company elected to early adopt ASU 2015-03 as of December 31, 2015 and reclassified $51 and $57 of deferred debt issuance costs as of December 31, 2015 and 2014, respectively, from “Other long-term assets” to “Long term debt” within its Consolidated Balance Sheets.

In May 2015, the FASB issued Accounting Standards Board Update No. 2015-07: Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The new guidance is effective in 2016 for calendar year-end public business entities, and early adoption is permitted. The Company elected to early adopt ASU 2015-07 as of December 31, 2015 and the guidance impacted the presentation of certain pension related assets that use NAV as a practical expedient (see Note 10).

In November 2015, the FASB issued Accounting Standards Board Update No. 2015-17: Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”) as part of the FASB simplification initiative. Current U.S. GAAP requires that deferred tax liabilities and assets be separated into current and noncurrent in a classified balance sheet. ASU 2015-17 requires that these deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this ASU. The guidance is effective for the annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The Company elected to early adopt ASU 2015-17 prospectively as of December 31, 2015 and reclassified $10 of deferred tax assets from “Other current assets” to “Deferred income taxes” within its Consolidated Balance Sheets.

3. Restructuring and Cost Reduction Programs

2015 Restructuring Activities

In 2014, in response to an uncertain economic outlook, the Company initiated significant restructuring programs with the intent to optimize its cost structure and bring manufacturing capacity in line with demand. The Company estimates that the restructuring activities under these programs will be completed over the next 6 months. As of December 31, 2015, $17 of costs have been incurred over the life of these programs, consisting primarily of workforce reduction costs, and no additional costs are expected to be incurred.

Workforce reduction costs primarily relate to non-voluntary employee termination benefits and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the years ended December 31, 2015 and 2014 charges of $4 and $13, respectively, were recorded in “Business realignment costs” in the Consolidated Statements of Operations. At December 31, 2015 and 2014, the Company had accrued $3 and $12, respectively, for restructuring liabilities in “Other current liabilities” in the Consolidated Balance Sheets.

The following table summarizes restructuring information by reporting segment:

	Epoxy, Phenolic and Coating Resins	Corporate and Other	Total
Restructuring costs expected to be incurred	$11	$6	$17
Cumulative restructuring costs incurred through December 31, 2015	$11	$6	$17
Accrued liability at December 31, 2013	$—	$—	$—
Restructuring charges	10	3	13
Payments	(1)	—	(1)

Accrued liability at December 31, 2014	$9	$3	$12
Restructuring charges	1	3	4
Payments	(9)	(4)	(13)

Accrued liability at December 31, 2015	$1	$2	$3

4. Related Party Transactions

Administrative Service, Management and Consulting Arrangement

The Company is subject to a Management Consulting Agreement with Apollo (the “Management Consulting Agreement”) that renews on an annual basis, unless notice to the contrary is given by either party. Under the Management Consulting Agreement, the Company receives certain structuring and advisory services from Apollo and its affiliates. The Management Consulting Agreement provides indemnification to Apollo, its affiliates and their directors, officers and representatives for potential losses arising from these services. Apollo is entitled to an annual fee equal to the greater of $3 or 2% of the Company’s Adjusted EBITDA. Apollo elected to waive charges of any portion of the annual management fee due in excess of $3 for the years ended December 31, 2015, 2014 and 2013.

During each of the years ended December 31, 2015, 2014 and 2013, the Company recognized expense under the Management Consulting Agreement of $3. This amount is included in “Other operating expense (income), net” in the Company’s Consolidated Statements of Operations.

Transactions with MPM

Shared Services Agreement

On October 1, 2010, the Company entered into a shared services agreement with Momentive Performance Materials Inc. (‘MPM”) (which, from October 1, 2010 through October 24, 2014, was a subsidiary of Hexion Holdings) (the “Shared Services Agreement”). Under this agreement, the Company provides to MPM, and MPM provides to the Company, certain services, including, but not limited to, executive and senior management, administrative support, human resources, information technology support, accounting, finance, technology development, legal and procurement services. The Shared Services Agreement establishes certain criteria upon which the costs of such services are allocated between the Company and MPM. The Shared Services Agreement was renewed for one year starting October 2015 and is subject to termination by either the Company or MPM, without cause, on not less than 30 days’ written notice, and expires in October 2016 (subject to one-year renewals every year thereafter; absent contrary notice from either party).

On April 13, 2014, Momentive Performance Materials Holdings Inc. (MPM’s direct parent company at such date), MPM and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On October 24, 2014, in conjunction with MPM’s emergence from Chapter 11 bankruptcy and the consummation of MPM’s plan of reorganization, the Shared Services Agreement was amended to, among other things, (i) exclude the services of certain executive officers, (ii) provide for a transition assistance period at the election of the recipient following termination of the Shared Services Agreement of up to 12 months, subject to one successive renewal period of an additional 60 days and (iii) provide for the use of an independent third-party firm to assist the Shared Services Steering Committee with its annual review of billings and allocations. Additionally, upon emergence from Chapter 11 bankruptcy, MPM paid all previously unpaid amounts to the Company related to the Shared Services Agreement.

Pursuant to the Shared Services Agreement, during the years ended December 31, 2015, 2014 and 2013, the Company incurred approximately $70, $131 and $121, respectively, of net costs for shared services and MPM incurred approximately $60, $99 and $92, respectively, of net costs for shared services. Included in the net costs incurred during the years ended December 31, 2015, 2014 and 2013, were net billings from the Company to MPM of $35, $49 and $31, respectively, to bring the percentage of total net incurred costs for shared services under the Shared Services Agreement to the applicable allocation percentage. The allocation percentage for 2015 changed from 2014 from 57% to 54% for the Company and 43% to 46% for MPM. The allocation percentages are reviewed by the Steering Committee pursuant to the terms of the Shared Services Agreement. The Company had accounts receivable from MPM of $7 and $9 as of December 31, 2015 and 2014, respectively, and no accounts payable to MPM.

Sales and Purchases of Products and Services with MPM

The Company also sells products to, and purchases products from, MPM pursuant to a Master Buy/Sell Agreement dated as of September 6, 2012 (the “Master Buy/Sell Agreement”). The standard terms and conditions of the seller in the applicable jurisdiction apply to transactions under the Master Buy/Sell Agreement. The Master Buy/Sell Agreement has an initial term of three years and may be terminated for convenience by either party thereunder upon 30 days’ prior notice. The Master Buy/Sell Agreement was renewed for one year starting September 2015. Additionally, a subsidiary of MPM has acted as a non-exclusive distributor in India for certain of the Company’s subsidiaries pursuant to Distribution Agreements dated as of September 6, 2012 (the “Distribution Agreements”). The Distribution Agreements had initial terms of three years and were terminated by mutual agreement on March 9, 2015. Pursuant to these agreements and other purchase orders, during the years ended December 31, 2015, 2014 and 2013, the Company sold $1, $1 and less than $1, respectively, of products to MPM and purchased $3, $8 and $9, respectively. As of December 31, 2015 and 2014, the Company had less than $1 of accounts receivable from MPM and less than $1 and $1, respectively, of accounts payable to MPM related to these agreements.

Other Transactions with MPM

In March 2014, the Company entered into a ground lease with a Brazilian subsidiary of MPM to lease a portion of MPM’s manufacturing site in Itatiba, Brazil for purposes of constructing and operating an epoxy production facility. In conjunction with the ground lease, the Company entered into a site services agreement whereby MPM’s subsidiary provides to the Company various services such as environmental, health and safety, security, maintenance and accounting, among others, to support the operation of this new facility. The Company paid less than $1 to MPM under this agreement for both the years ended December 31, 2015 and 2014.

In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company acts as a distributor of certain MPM products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. During the years ended December 31, 2015 and 2014, the Company purchased approximately $28 and $29, respectively, of products from MPM under this distribution agreement, and earned $1 from MPM as compensation for acting as distributor of the products. As of December 31, 2015 and 2014, the Company had $2 of accounts payable to MPM related to the distribution agreement.

Purchase of Hexion LLC Debt

In 2009, the Company purchased $180 in face value of the outstanding Hexion LLC PIK Debt Facility for $24, including accrued interest. The loan receivable from Hexion LLC was recorded at its acquisition value of $24 as a reduction of equity in the Consolidated Balance Sheets as Hexion LLC is the Company’s parent. In addition, the Company had not recorded accretion of the purchase discount or interest income as ultimate receipt of these cash flows was under the control of Hexion LLC.

During the year ended December 31, 2013, in conjunction with the refinancing transactions in early 2013 (see Note 7), the loan receivable from Hexion LLC was settled for no consideration at the direction of Hexion LLC. As a result, the Company accounted for the settlement of the loan as a distribution to Hexion LLC of $24, which was recognized in “Paid-in Capital” in the Consolidated Balance Sheets. Additionally, during the year ended December 31, 2013, the Company declared a distribution to Hexion LLC of $208 in connection with the retirement of the outstanding $247 aggregate principal amount of the Hexion LLC’ PIK Facility held by an unaffiliated third party, in conjunction with the refinancing transactions in early 2013.

Purchases and Sales of Products and Services with Affiliates Other than MPM

The Company sells products to various Apollo affiliates other than MPM. These sales were $59, $114 and $114 for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from these affiliates were less than $1 and $11 at December 31, 2015 and 2014, respectively. The Company also purchases raw materials and services from various Apollo affiliates other than MPM. These purchases were $3, $5 and $31 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company had accounts payable to these affiliates of less than $1 at both December 31, 2015 and 2014.

Participation of Apollo Global Securities in Refinancing Transactions

In April 2015, Apollo Global Securities, LLC (“AGS”), an affiliate of Apollo, acted as one of the initial purchasers and received less than $1 in connection with the sale of the $315 aggregate principal amount of the Company’s 10.00% First-Priority Senior Secured Notes due 2020 (See Note 7).

In January 2013, AGS acted as one of the initial purchasers and received approximately $1 in connection with the sale of an additional $1,100 aggregate principal amount of the Company’s 6.625% First-Priority Senior Secured Notes due 2020. AGS also received $1 in structuring fees in connection with the refinancing transactions in early 2013 (See Note 7).

Other Transactions and Arrangements

Hexion Holdings previously purchased insurance policies which cover the Company. Amounts are billed to the Company annually based on the Company’s relative share of the insurance premiums and amortized over the term of the policy. Hexion Holdings billed the Company $13 for the year ended December 31, 2013. The Company had no accounts payable to Hexion Holdings under these arrangements at December 31, 2015 or 2014.

The Company sells finished goods to, and purchases raw materials from, a foundry joint venture between the Company and HA-USA Inc. (“HAI”). The Company also provides toll-manufacturing and other services to HAI. The Company’s investment in HAI is recorded under the equity method of accounting, and the related sales and purchases are not eliminated from the Company’s Consolidated Financial Statements. However, any profit on these transactions is eliminated in the Company’s Consolidated Financial Statements to the extent of the Company’s 50% interest in HAI. Sales and services provided to HAI were $72, $107 and $104 for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from HAI were $1 and $8 at December 31, 2015 and 2014, respectively. Purchases from HAI were $16, $36 and $31 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company had accounts payable to HAI of $1 and $2 at December 31, 2015 and 2014, respectively. Additionally, HAI declared dividends to the Company of $19 and $14 during the years ended December 31, 2015 and 2014, respectively. No amounts remain outstanding related to these previously declared dividends as of December 31, 2015.

The Company’s purchase contracts with HAI represent a significant portion of HAI’s total revenue, and this factor results in the Company absorbing the majority of the risk from potential losses or the majority of the gains from potential returns. However, the Company does not have the power to direct the activities that most significantly impact HAI, and therefore, does not consolidate HAI. The carrying value of HAI’s assets were $44 and $53 at December 31, 2015 and 2014, respectively. The carrying value of HAI’s liabilities were $14 and $16 at December 31, 2015 and 2014, respectively.

In 2013, the Company and HAI resolved a dispute regarding raw material pricing. As part of the resolution, the Company will provide discounts to HAI on future purchases of dry and liquid resins totaling $16 over a period of three years. During the year ended December 31, 2015, the Company issued $5 of discounts to HAI under this agreement. As of December 31, 2015, $1 remained outstanding under this agreement, all of which is classified in “Other current liabilities” in the Consolidated Balance Sheets. As of December 31, 2014, $7 remained outstanding under this agreement, $5 of which is classified in “Other current liabilities” in the Consolidated Balance Sheets, with the remaining $2 included in “Other long-term liabilities.”

The Company sells products and provides services to, and purchases products from, its other joint ventures which are recorded under the equity method of accounting. These sales were $33, $27, and $12 for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from these joint ventures were $10 and $15 at December 31, 2015 and 2014, respectively. These purchases were $33, $26, and less than $1 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company had accounts payable to these joint ventures of $2 and $26 at December 31, 2015 and 2014, respectively.

The Company had a loan receivable of $6 as of both December 31, 2015 and 2014 and royalties receivable of $2 as of December 31, 2015 from its unconsolidated forest products joint venture in Russia.

As of December 31, 2014, the Company had approximately $11 of cash on deposit as collateral for a loan that was extended by a third party to one of the Company’s unconsolidated joint ventures, which was classified as restricted cash.

In February 2014, the Company made a restricted purpose loan of $50 to Superholdco Finance Corp (“Finco”), a newly formed subsidiary of Hexion Holdings, which was repaid in full during the year ended December 31, 2014. The loan had a maturity date in February 2015, and bore interest at LIBOR plus 3.75% per annum. The loan was fully collateralized by the assets of Finco. On April 7, 2014, Finco entered into an agreement with MPM under which it purchased approximately $51 of accounts receivable from MPM, paying 95% of the proceeds in cash, with the remaining 5% to be paid in cash when the sold receivables were fully collected. The agreement also appointed MPM to act as the servicer of the receivables on behalf of Finco. Interest incurred under the loan agreement was less than $1 for the year ended December 31, 2014.

As of December 31, 2014, Finco was deemed to be a VIE, and the Company’s loan to Finco represented a variable interest in Finco. The power to direct the activities that most significantly impact the VIE was shared between the Company and the other related party variable interest entity holder. In July 2015, Finco was dissolved.

5. Goodwill and Intangible Assets

The Company’s gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31, 2015 and 2014:

	2015				2014
	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
Epoxy, Phenolic and Coating Resins	$111	$(57)	$—	$54	$101	$(57)	$2	$46
Forest Products Resins	81	—	(13)	68	81	—	(8)	73

Total	$192	$(57)	$(13)	$122	$182	$(57)	$(6)	$119

The changes in the net carrying amount of goodwill by segment for the years ended December 31, 2015 and 2014 are as follows:

	Epoxy, Phenolic and Coating Resins	Forest Products Resins	Total
Goodwill balance at December 31, 2013	$34	$78	$112
Acquisitions	13	—	13
Foreign currency translation	(1)	(5)	(6)

Goodwill balance at December 31, 2014	46	73	119
Acquisitions	10	—	10
Foreign currency translation	(2)	(5)	(7)

Goodwill balance at December 31, 2015	$54	$68	$122

In 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd, a joint venture in China, from its joint venture partner, and the allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in $10 being allocated to goodwill (see Note 13).

In 2014, the Company acquired a manufacturing facility in Shreveport, Louisiana, and the allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in $13 being allocated to goodwill (see Note 13).

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31, 2015 and 2014:

	2015				2014
	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value
Patents and technology	$112	$—	$(85)	$27	$112	$—	$(78)	$34
Customer lists and contracts	109	(17)	(69)	23	109	(17)	(62)	30
Other	25	—	(10)	15	25	—	(8)	17

Total	$246	$(17)	$(164)	$65	$246	$(17)	$(148)	$81

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

In 2014, in conjunction with the acquisition of the manufacturing facility in Shreveport, Louisiana discussed above, the Company recorded other amortizable intangible assets of $16, which primarily consisted of customer lists and contracts (see Note 13).

Total intangible amortization expense for the years ended December 31, 2015, 2014 and 2013 was $13, $14 and $13, respectively.

Estimated annual intangible amortization expense for 2016 through 2020 is as follows:

2016	$13
2017	9
2018	8
2019	8
2020	8

6. Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

As of December 31, 2015, the Company had derivative liabilities of $1, which were measured using Level 2 inputs, and consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the years ended December 31, 2015 and 2014.

The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2015 and 2014, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

Long-Lived and Amortizable Intangible Assets

Following is a summary of losses as a result of the Company measuring long-lived assets at fair value on a non-recurring basis during the years ended December 31, 2015, 2014 and 2013, all of which were valued using Level 3 inputs.

	Year Ended December 31,
	2015	2014	2013
Long-lived assets held and used	$4	$5	$111
Long-lived assets held for disposal/abandonment	2	—	13

Total	$6	$5	$124

In 2015, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $5 to fair value of $1, resulting in an impairment charge of $4 within its Epoxy, Phenolic and Coating Resins segment.

In 2015, as a result of the Company’s decision to dispose of certain long-lived assets before the end of their estimated useful lives, the Company wrote down long-lived assets with a carrying value of $2 to fair value of $0, resulting in an impairment charge of $2 within its Forest Products Resins segment.

In 2014, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $5 to fair value of $0, resulting in an impairment charge of $5 within its Epoxy, Phenolic and Coating Resins segment.

In 2013, the Company significantly lowered its forecast of estimated earnings and cash flows for its epoxy business from those previously projected. This was due to sustained overcapacity in the epoxy resins market throughout 2013 and increased competition from Asian imports, which resulted in a significant decrease in earnings and cash flows in the epoxy business in the fourth quarter of 2013. Additionally, the Company expected continued overcapacity in the epoxy resins market. As a result, the Company wrote down long-lived assets with a carrying value of $207 to fair value of $103, resulting in an impairment charge of $104 within its Epoxy, Phenolic and Coating Resins segment. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the discounted cash flow analysis included projected long-term future cash flows, projected growth rates and discount rates associated with these long-lived assets. Future projected long-term cash flows and growth rates were derived from models based upon forecasts prepared by the Company’s management. These projected cash flows were discounted using a rate of 14%.

In 2013, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $8 to fair value of $1, resulting in an impairment charge of $7 within its Epoxy, Phenolic and Coating Resins segment. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the model included projected short-term future cash flows associated with these long-lived assets through the projected disposal date. Future projected short-term cash flows were derived from forecast models based upon budgets prepared by the Company’s management.

In 2013, as a result of the Company’s decision to dispose of certain long-lived assets before the end of their estimated useful lives, the Company wrote down long-lived assets with a carrying value of $13 to fair value of $0, resulting in an impairment charge of $13 within its Epoxy, Phenolic and Coating Resins segment.

Goodwill

As of October 1, 2013, the estimated fair value of the Company’s epoxy reporting unit was significantly less than the carrying value of the net assets of the reporting unit. In estimating the fair value of the epoxy reporting unit, the Company relied solely on a discounted cash flow model income approach. This was due to the Company’s belief that the reporting unit’s EBITDA, a key input under the market approach, was not representative and consistent with the reporting unit’s historical performance and long-term outlook and, therefore, was not consistent with assumptions that a market participant would use in determining the fair value of the reporting unit. To measure the amount of the goodwill impairment, the Company allocated the estimated fair value of the reporting unit to the reporting unit’s assets and liabilities. As a result of this allocation, the Company estimated that the implied fair value of the epoxy reporting unit’s goodwill was $0. As such, the entire epoxy reporting unit’s goodwill balance of $57 was impaired during the fourth quarter of 2013. Key assumptions used in the determination of the fair value of the epoxy reporting unit’s assets included estimated replacement costs for similar long-lived assets and projections of future revenues over a multi-year period, both of which would be deemed unobservable inputs (Level 3).

Non-derivative Financial Instruments

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount(1)	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2015
Debt	$3,829	$—	$2,560	$10	$2,570
December 31, 2014
Debt	$3,834	$—	$3,386	$9	$3,395

(1)	Debt carrying amounts exclude unamortized deferred debt issuance costs.

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

7. Debt and Lease Obligations

Debt outstanding at December 31, 2015 and 2014 is as follows:

	2015		2014
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$60	$—
Senior Secured Notes:
6.625% First-Priority Senior Notes due 2020 (includes $4 and $6 of unamortized debt premium at December 31, 2015 and 2014, respectively)	1,554	—	1,556	—
10.00% First-Priority Senior Secured Notes due 2020	315	—	—	—
8.875% Senior Secured Notes due 2018 (includes $2 and $3 of unamortized discount at December 31, 2015 and 2014, respectively)	995	—	1,197	—
9.00% Second-Priority Senior Secured Notes due 2020	574	—	574	—
Debentures:
9.2% debentures due 2021	74	—	74	—
7.875% debentures due 2023	189	—	189	—
8.375% sinking fund debentures due 2016	—	—	20	20
Other Borrowings:
Australia Facility due 2017 at 4.5% and 5.1% at December 31, 2015 and 2014, respectively	29	3	36	4
Brazilian bank loans at 10.9% and 7.5% at December 31, 2015 and 2014, respectively	5	42	9	47
Capital Leases	9	1	8	1
Other at 4.7% and 4.0% at December 31, 2015 and 2014, respectively	5	34	12	27
Unamortized debt issuance costs	(51)	—	(57)	—

Total	$3,698	$80	$3,678	$99

2015 Debt Transactions

In April 2015, the Company issued $315 aggregate principal amount of New First Lien Notes. The Company used the net proceeds to redeem or repay all $40 of its outstanding 8.375% Sinking Fund Debentures due 2016, and to repay all amounts outstanding under its ABL Facility (see below) at the closing of the offering.

The New First Lien Notes are secured by first-priority liens on collateral that generally includes most of the Company and its domestic subsidiaries’ assets other than inventory and accounts receivable and related assets and by second-priority liens on the domestic portion of the collateral for the ABL Facility, which generally includes most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, in each case subject to certain exceptions and permitted liens.

In July 2015, the Company entered into an amendment to its ABL Facility (see below), which was completed in November 2015, under which certain of the Company’s subsidiaries are borrowers, to (i) add one of its German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand its borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

During the second half of 2015, the Company repurchased $203 of its 8.875% Senior Secured Notes due 2018 on the open market for total cash of $160. These transactions resulted in a gain of $41, which represents the difference between the carrying value of the repurchased debt and the cash paid for the repurchases, less the proportionate amount of unamortized deferred financing fees and debt discounts that were written off in conjunction with the repurchases. This amount is recorded in “Gain on debt extinguishment” in the Consolidated Statements of Operations.

ABL Facility

In March 2013, the Company entered into a $400 asset-based revolving loan facility, subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced the Company’s senior secured credit facilities, which included a $171 revolving credit facility and the $47 synthetic letter of credit facility at the time of the termination of facilities upon the Company’s entry into the ABL Facility.

The ABL Facility has a five-year term unless, on the date that is 91 days prior to the scheduled maturity of the 8.875% Senior Secured Notes due 2018, more than $50 aggregate principal amount of 8.875% Senior Secured Notes due 2018 is outstanding, in which case the ABL Facility will mature on such earlier date. Availability under the ABL Facility is $400, subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory. In 2015, the ABL Facility was amended to include up to $80 million of certain international Property Plant and Equipment as collateral. The borrowers under the ABL Facility include the Company and Hexion Canada Inc., Hexion B.V., Hexion UK Limited and Borden Chemical UK Limited, each a wholly owned subsidiary of the Company. In 2015, the ABL Facility was amended to include Hexion Gmbh as a borrower. The ABL Facility bears interest at a floating rate based on, at the Company’s option, an adjusted LIBOR rate plus an initial applicable margin of 2.25% or an alternate base rate plus an initial applicable margin of 1.25%. From and after the date of delivery of the Company’s financial statements for the first fiscal quarter ended after the effective date of the ABL Facility, the applicable margin for such borrowings will be adjusted depending on the availability under the ABL Facility. As of December 31, 2015, the applicable margin for LIBOR rate loans was 1.75% and for alternate base rate loans was 0.75%. In addition to paying interest on outstanding principal under the ABL Facility, the Company is required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.50% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenants, other than a fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability under the ABL Facility is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a pro forma basis. The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries (the “ABL Priority Collateral”), and by second-priority liens on certain collateral that generally includes most of the Company’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than the ABL Priority Collateral, in each case subject to certain exceptions and permitted liens. Available borrowings under the ABL Facility were $320 as of December 31, 2015, and there were no outstanding borrowings and $34 of outstanding letters of credit under the ABL Facility as of December 31, 2015.

Senior Secured Notes

First-Priority Senior Secured Notes

In January 2013, the Company issued $1,100 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100.75% (the “First-Priority Senior Secured Notes”). The Company used the net proceeds of $1,108 ($1,100 plus a premium of $8) to (i) repay approximately $910 of term loans under the Company’s senior secured credit facilities, (ii) purchase $89 aggregate principal amount of the Company’s Floating Rate Second-Priority Senior Secured Notes due 2014 (the “Floating Rate Notes”) in a tender offer, (iii) satisfy and discharge the remaining $31 aggregate principal amount of the Floating Rate Notes, which were redeemed on March 2, 2013 at a redemption price equal to 100% plus accrued and unpaid interest to the redemption date, (iv) pay related transaction costs and expenses and (v) provide incremental liquidity of $54.

In March 2012, the Company issued $450 aggregate principal amount of 6.625% First-Priority Senior Secured Notes due 2020 at an issue price of 100%. The Company used the net proceeds, together with cash on hand to repay approximately $454 aggregate principal amount of existing term loans maturing May 5, 2013 under the Company’s senior secured credit facilities, effectively extending these maturities by an additional seven years. Collectively, these transactions are referred to as the “March 2012 Refinancing Transactions.”

The First-Priority Senior Secured Notes are due on April 15, 2020 and are secured by first-priority liens on collateral that generally includes most of the Company’s and its domestic subsidiaries’ assets other than inventory and accounts receivable and related assets (the “Notes Priority Collateral”), and by second-priority liens on the domestic portion of the collateral for the ABL Facility (the “ABL Priority Collateral”), which generally includes most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, in each case subject to certain exceptions and permitted liens.

10.00% First-Priority Senior Secured Notes

In April 2015, the Company issued $315 aggregate principal amount of 10.00% First-Priority Senior Secured Notes due 2020 (the “New First Lien Notes”). The Company used the net proceeds to redeem or repay all $40 of its outstanding 8.375% Sinking Fund Debentures due 2016, and to repay all amounts outstanding under its ABL facility at the closing of the offering.

The New First Lien Notes are due April 15, 2020 and are secured by first-priority liens on collateral that generally includes most of the Company and its domestic subsidiaries’ assets other than inventory and accounts receivable and related assets and by second-priority liens on the domestic portion of the collateral for the ABL Facility, which generally includes most of the inventory and accounts receivable and related assets of the Company, its domestic subsidiaries and certain of its foreign subsidiaries, in each case subject to certain exceptions and permitted liens.

8.875% Senior Secured Notes

In January 2013 the Company also issued $200 aggregate principal amount of 8.875% Senior Secured Notes due 2018 at an issue price of 100% (the “New Senior Secured Notes”) and mature on February 1, 2018. The New Senior Secured Notes were issued to lenders in exchange for loans of Hexion LLC, which were retired in full.

In January 2010, through the Company’s wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, the Company issued $1,000 aggregate principal amount of 8.875% Senior Secured Notes due 2018.

The priority of the collateral liens securing the 8.875% Senior Secured Notes is senior to the collateral liens securing the existing Second-Priority Senior Secured Notes, and is junior to the collateral liens securing the Company’s First-Priority Senior Secured Notes.

Second-Priority Senior Secured Notes

In November 2010, through the Company’s wholly owned finance subsidiaries, Hexion U.S. Finance Corp. and Hexion Nova Scotia Finance, ULC, the Company refinanced its existing 9.75% Second-Priority Senior Secured Notes due 2014 (the “Old Notes”) through the issuance of $574 aggregate principal amount of 9.00% Second-Priority Senior Secured Notes due 2020, which mature on November 15, 2020 (the “New Notes”). $440 aggregate principal amount was offered through a private placement with unaffiliated investors (the “Offering”). The remaining $134 aggregate principal amount of the Notes was issued in exchange for $127 aggregate principal amount of the Old Notes that were held by an affiliate of Apollo Global Management, LLC at the time of the Offering (the “Apollo Exchange”). The exchange ratio was determined based on the consideration offered to holders of the Old Notes to redeem the Old Notes, which was intended to give Apollo an aggregate value equivalent to that which it would have received if it had received the total consideration upon the Company’s redemption of the Old Notes and used the proceeds received to invest in the New Notes. The new debt issued to Apollo has the same terms as the notes issued by the Company in the Offering.

Debentures

	Origination Date	Interest Payable	Early Redemption
9.2% debentures due 2021	March 1991	March 15 September 15	None
7.875% debentures due 2023	May 1993	February 15 August 15	None
8.375% sinking fund debentures due 2016	April 1986	April 15 October 15	April 2006

The 8.375% debentures were fully repaid in 2015 using proceeds from the issuance of the New First Lien Notes.

Other Borrowings

The Company’s Australian Term Loan Facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin. The agreement also provides access to a $10 revolving credit facility. There were no outstanding borrowings under the revolving credit facility at December 31, 2015 or 2014.

The Brazilian bank loans represent various bank loans, primarily for working capital purposes and to finance the construction of a manufacturing facility in 2010.

The Company’s capital leases are classified as debt on the Consolidated Balance Sheets and range from one to fifteen year terms for equipment, pipeline, land and buildings. The Company’s operating leases consist primarily of vehicles, equipment, tank cars, land and buildings.

General

The Company and certain of its domestic subsidiaries have pledged, to the applicable collateral agents, 100% of non-voting and 65% of voting equity interests in the Company’s and such domestic subsidiaries’ first-tier foreign subsidiaries, in each case to secure the obligations of the Company and the other domestic obligors under the ABL Facility, the 6.625% First-Priority Senior Secured Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes.

As of December 31, 2015, the Company was in compliance with all covenants included in the agreements governing its outstanding indebtedness, including the ABL Facility.

As of December 31, 2015, the Company did not satisfy the Adjusted EBITDA to fixed charges incurrence test contained within the indentures that govern our 6.625% First-Priority Senior Secured Notes, 8.875% Senior Secured Notes and 9.00% Second-Priority Senior Secured Notes. As a result, the Company is subject to restrictions on its ability to incur additional indebtedness or to make investments; however, there are exceptions to these restrictions, including exceptions that permit indebtedness under the ABL Facility (available borrowings of which were $320 at December 31, 2015).

Scheduled Maturities

Aggregate maturities of debt, minimum payments under capital leases and minimum rentals under operating leases at December 31, 2015 for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2016	$80	$32	$2
2017	35	24	2
2018	999	16	2
2019	1	10	2
2020	2,439	4	2
2021 and thereafter	263	9	5

Total minimum payments	$3,817	$95	15

Less: Amount representing interest			(5)

Present value of minimum payments			$10

The Company’s operating leases consist primarily of vehicles, equipment, land and buildings. Rental expense under operating leases amounted to $35, $36, and $36 for each of the years ended December 31, 2015, 2014 and 2013, respectively.

8. Guarantees, Indemnifications and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies for designated research and development projects. These guarantees or indemnifications are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements,

(iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer for liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers to be probable and reasonably estimable. The amounts recorded at December 31, 2015 and 2014 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under its guarantees, nor is the Company able to estimate the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Our corporate charter also requires us to indemnify, to the extent allowed by New Jersey state corporate law, our directors and officers as well as directors and officers of our subsidiaries and other agents against certain liabilities and expenses incurred by them in carrying out their obligations.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

9. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation at the federal, state and local levels as well as foreign laws and regulations, and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At December 31, 2015, the amount of the assessment, including tax, penalties, monetary correction and interest, is 43 Brazilian reais, or approximately $11.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2015 and 2014:

	Liability		Range of Reasonably Possible Costs as of 12/31/15
Site Description	December 31, 2015	December 31, 2014	Low	High
Geismar, LA	$15	$15	$9	$22
Superfund and offsite landfills – allocated share:
Less than 1%	1	—	—	2
Equal to or greater than 1%	7	7	5	14
Currently-owned	5	9	4	9
Formerly-owned:
Remediation	33	30	31	46
Monitoring only	—	1	—	1

Total	$61	$62	$49	$94

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2015 and 2014, $13 and $12, respectively, have been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of the Company’s environmental liabilities and the related assumptions at December 31, 2015:

Geismar, LA Site—The Company formerly owned a basic chemicals and polyvinyl chloride business that was taken public as Borden Chemicals and Plastics Operating Limited Partnership (“BCPOLP”) in 1987. The Company retained a 1% interest, the general partner interest and the liability for certain environmental matters after BCPOLP’s formation. Under a Settlement Agreement approved by the United States Bankruptcy Court for the District of Delaware among the Company, BCPOLP, the United States Environmental Protection Agency and the Louisiana Department of Environmental Quality, the Company agreed to perform certain of BCPOLP’s obligations for soil and groundwater contamination at BCPOLP’s Geismar, Louisiana site. The Company bears the sole responsibility for these obligations because there are no other potentially responsible parties (“PRP”) or third parties from whom the Company could seek reimbursement.

A groundwater pump and treat system to remove contaminants is operational, and natural attenuation studies are proceeding. If closure procedures and remediation systems prove to be inadequate, or if additional contamination is discovered, costs that would approach the higher end of the range of possible outcomes could result.

Due to the long-term nature of the project, the reliability of timing and the ability to estimate remediation payments, a portion of this liability was recorded at its net present value, assuming a 3% discount rate and a time period of 22 years. The range of possible outcomes is discounted in a similar manner. The undiscounted liability, which is expected to be paid over the next 22 years, is approximately $18. Over the next five years, the Company expects to make ratable payments totaling $6.

Superfund Sites and Offsite Landfills—The Company is currently involved in environmental remediation activities at a number of sites for which it has been notified that it is, or may be, a PRP under the United States Comprehensive Environmental Response, Compensation and Liability Act or similar state “superfund” laws. The Company anticipates approximately 50% of the estimated liability for these sites will be paid within the next five years, with the remainder over the next twenty-five years. The Company generally does not bear a significant level of responsibility for these sites, and as a result, has little control over the costs and timing of cash flows.

The Company’s ultimate liability will depend on many factors including its share of waste volume, the financial viability of other PRPs, the remediation methods and technology used, the amount of time necessary to accomplish remediation and the availability of insurance coverage. The range of possible outcomes takes into account the maturity of each project, resulting in a more narrow range as the project progresses. To estimate both its current reserves for environmental remediation at these sites and the possible range of additional costs, the Company has not assumed that it will bear the entire cost of remediation of every site to the exclusion of other known PRPs who may be jointly and severally liable. The Company has limited information to assess the viability of other PRPs and their probable contribution on a per site basis. The Company’s insurance provides very limited, if any, coverage for these environmental matters.

Sites Under Current Ownership—The Company is conducting environmental remediation at a number of locations that it currently owns, of which ten sites are no longer in operation. As the Company is performing a portion of the remediation on a voluntary basis, it has some control over the costs to be incurred and the timing of cash flows. The Company expects to pay approximately $5 of these liabilities within the next five years, with the remainder over the next ten years. The factors influencing the ultimate outcome include the methods of remediation elected, the conclusions and assessment of site studies remaining to be completed, and the time period required to complete the work. No other parties are responsible for remediation at these sites.

Formerly-Owned Sites—The Company is conducting, or has been identified as a PRP in connection with, environmental remediation at a number of locations that it formerly owned and/or operated. Remediation costs at these former sites, such as those associated with our former phosphate mining and processing operations, could be material. The Company has accrued those costs for formerly-owned sites which are currently probable and reasonably estimable. One such site is the Coronet Industries, Inc. Superfund Alternative Site in Plant City, Florida. The current owner of the site has alleged that it has incurred environmental costs at the site for which it believes it has a contribution claim against the Company, and that additional future costs are likely to be incurred. The Company signed a settlement agreement with the current owner and past owner of the site, which provides the Company will pay $10 over three annual installments in fulfillment of the contribution claim against the Company for past remediation costs. Additionally, the Company accepted a 40% allocable share of specified future remediation costs at this site. The Company estimates its allocable share of future remediation costs to be approximately $11. The final costs to the Company will depend on the method of remediation chosen, the amount of time necessary to accomplish remediation and the ongoing financial viability of the other PRPs. Currently, the Company has insufficient information to estimate the range of reasonably possible costs related to this site.

Monitoring Only Sites—The Company is responsible for a number of sites that require monitoring where no additional remediation is expected. The Company has established reserves for costs related to these sites. Payment of these liabilities is anticipated to occur over the next ten or more years. The ultimate cost to the Company will be influenced by fluctuations in projected monitoring periods or by findings that are different than anticipated.

Indemnifications—In connection with the acquisition of certain of the Company’s operating businesses, the Company has been indemnified by the sellers against certain liabilities of the acquired businesses, including liabilities relating to both known and unknown environmental contamination arising prior to the date of the purchase. The indemnifications may be subject to certain exceptions and limitations, deductibles and indemnity caps. While it is reasonably possible that some costs could be incurred, except for those sites identified above, the Company has inadequate information to allow it to estimate a potential range of liability, if any.

Non-Environmental Legal Matters

The Company is involved in various legal proceedings in the ordinary course of business and had reserves of $4 and $12 at December 31, 2015 and 2014, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2015 and 2014, $3 and $9, respectively, has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Following is a discussion of significant non-environmental legal proceedings:

Other Legal Matters—The Company is involved in various other product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings in addition to those described above, including actions that allege harm caused by products the Company has allegedly made or used, containing silica, vinyl chloride monomer and asbestos. The Company believes it has adequate reserves and that it is not reasonably possible that a loss exceeding amounts already reserved would be material. Furthermore, the Company has insurance to cover claims of these types.

Other Commitments and Contingencies

The Company has entered into contractual agreements with third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company has entered into contractual agreements with third parties to purchase feedstocks or other services. The terms of these agreements vary from one to fifteen years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas. The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2016	$293
2017	241
2018	112
2019	105
2020	95
2021 and beyond	84

Total minimum payments	930
Less: Amount representing interest	(60)

Present value of minimum payments	$870

10. Pension and Non-Pension Postretirement Benefit Plans

The Company sponsors defined benefit pension plans covering most U.S. associates and certain non-U.S. associates primarily in Netherlands, Germany, Canada, France and Belgium. Benefits under these plans are generally based on eligible compensation and / or years of credited service. Retirement benefits in other foreign locations are primarily structured as defined contribution plans. During 2009 the Company implemented a change in its U.S. retirement benefits to shift to a defined contribution platform. Benefits under the defined benefit U.S. pension plan were frozen and the Company added an annual Company contribution to the U.S. defined contribution plan for eligible participants.

The Company also provides non-pension postretirement benefit plans to certain U.S. associates, to Canadian associates, to Brazilian associates and to certain associates in the Netherlands. The U.S. benefit primarily consists of a life insurance benefit for a grandfathered group of retirees, for which the premiums are paid by the Company. In addition, some US retirees are eligible to participate in the medical plans offered to active associates; however, the retirees’ cost for this coverage depends on the maximum plan benefit and the retiree premium, which is equal to 175% of the active associate premium. The Canadian plans provide retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees that contributed towards coverage while actively employed, with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company. The Netherlands’ plan provides a lump sum payment at retirement for grandfathered associates.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits				Non-Pension Postretirement Benefits
	2015		2014		2015		2014
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in Benefit Obligation
Benefit obligation at beginning of year	$281	$564	$278	$470	$9	$11	$12	$12
Service cost	3	16	3	14	—	—	—	—
Interest cost	10	12	11	17	—	1	1	1
Actuarial (gains) losses	(20)	(31)	33	142	—	(1)	(3)	1
Foreign currency exchange rate changes	—	(61)	—	(68)	—	(2)	—	(1)
Benefits paid	(22)	(9)	(17)	(10)	(1)	—	(1)	(1)
Plan amendments	—	—	—	(2)	(1)	—	—	(1)
Expenses paid from assets	(3)	—	—	—	—	—	—	—
Plan settlements	—	—	(27)	—	—	—	—	—
Employee contributions	—	1	—	1	—	—	—	—

Benefit obligation at end of year	$249	$492	$281	$564	$7	$9	$9	$11
Change in Plan Assets
Fair value of plan assets at beginning of year	$230	$351	$240	$299	$—	$—	$—	$1
Actual return on plan assets	(4)	(4)	17	83	—	—	—	—
Foreign currency exchange rate changes	—	(37)	—	(45)	—	—	—	—
Employer contributions	9	14	13	23	1	—	1	—
Benefits paid	(22)	(9)	(17)	(10)	(1)	—	(1)	(1)
Expenses paid from assets	(3)	—	—	—	—	—	—	—
Plan settlements	—	—	(23)	—	—	—	—	—
Employee contributions	—	1	—	1	—	—	—	—

Fair value of plan assets at end of year	210	316	230	351	—	—	—	—

Funded status of the plan at end of year	$(39)	$(176)	$(51)	$(213)	$(7)	$(9)	$(9)	$(11)

	Pension Benefits				Non-Pension Postretirement Benefits
	2015		2014		2015		2014
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Other current liabilities	$(1)	$(5)	$(1)	$(5)	$(1)	$—	$—	$—
Long-term pension and post employment benefit obligations	(38)	(171)	(50)	(208)	(6)	(9)	(9)	(11)
Accumulated other comprehensive loss (income)	1	(4)	2	(4)	(3)	2	(3)	1

Net amounts recognized	$(38)	$(180)	$(49)	$(217)	$(10)	$(7)	$(12)	$(10)
Amounts recognized in Accumulated other comprehensive income at December 31 consist of:
Net prior service cost (benefit)	$1	$(5)	$2	$(5)	$(1)	$3	$—	$2
Deferred income taxes	—	1	—	1	(2)	(1)	(3)	(1)

Net amounts recognized	$1	$(4)	$2	$(4)	$(3)	$2	$(3)	$1
Accumulated benefit obligation	$249	$458	$281	$518
Accumulated benefit obligation for funded plans	247	308	279	342
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$249	$167	$281	$215
Aggregate accumulated benefit obligation	249	158	281	201
Aggregate fair value of plan assets	210	8	230	23
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$249	$492	$281	$563
Aggregate fair value of plan assets	210	316	230	351

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro versus the U.S. dollar.

The Pension Protection Act of 2006 (the “2006 PPA”) provides for minimum funding levels on U.S. plans, and plans not meeting the minimum funding requirement may be subject to certain restrictions. During 2012, 2011 and 2010, the Company’s U.S. qualified pension plan was under the minimum funding level as measured under the 2006 PPA, resulting in restrictions on lump sum payments to 50%. On September 30, 2013, the U.S. Plan’s Adjusted Funding Target Attainment Percentage (“AFTAP”) was certified as being above the 80% minimum funding level and as a result the lump sum restrictions were lifted in October 2013.

Following are the components of net pension and postretirement (benefit) expense recognized for the years ended December 31, 2015, 2014 and 2013:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Service cost	$3	$3	$3	$16	$14	$14
Interest cost on projected benefit obligation	10	11	10	12	17	18
Expected return on assets	(15)	(17)	(16)	(13)	(15)	(14)
Amortization of prior service cost	—	—	—	—	—	1
Unrealized actuarial loss (gain)	—	29	(27)	(16)	80	(41)

Net (benefit) expense	$(2)	$26	$(30)	$(1)	$96	$(22)

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Service cost	$—	$—	$—	$—	$—	$1
Interest cost on projected benefit obligation	—	1	—	1	1	1
Amortization of prior service benefit	—	—	(1)	—	—	—
Unrealized actuarial (gain) loss	—	(4)	(2)	(1)	2	(3)

Net (benefit) expense	$—	$(3)	$(3)	$—	$3	$(1)

The following amounts were recognized in “Accumulated other comprehensive loss” during the year ended December 31, 2015:

	Pension Benefits		Non-Pension Postretirement Benefits		Total
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Prior service (benefit) cost from plan amendments	$(1)	$—	$(1)	$1	$(2)	$1
Deferred income taxes	—	—	1	—	1	—

(Gain) loss recognized in accumulated other comprehensive loss, net of tax	$(1)	$—	$—	$1	$(1)	$1

The amounts in “Accumulated other comprehensive loss” that are expected to be recognized as components of net periodic benefit cost (benefit) during the next fiscal year are less than $1.

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined based on the demographics of the population, target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For our European plans, most assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections. Beginning in 2015, the Company’s pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows. The Company believes this new approach provides a more precise measurement of service and interest costs. This change did not impact the measurement of current year pension and OPEB liabilities and the impact on service and interest costs going forward is not expected to be significant.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific long-term compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rates of return on plan assets are determined based on the plans’ current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets, for plans including equity securities. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as the Plan’s investment advisors, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31, 2015 and 2014:

	Pension Benefits				Non-Pension Postretirement Benefits
	2015		2014		2015		2014
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	4.1%	2.3%	3.7%	2.2%	3.4%	5.5%	3.4%	6.1%
Rate of increase in future compensation levels	—	2.4%	—	3.0%	—	—	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	—	—	7.0%	6.2%	7.5%	6.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	—	—	4.5%	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	—	—	—	—	2029	2030	2029	2030
The weighted average rates used to determine net periodic pension expense (benefit) were as follows for the years ended December 31, 2015, 2014 and 2013:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Discount rate	3.7%	4.4%	3.5%	2.2%	3.6%	3.5%
Rate of increase in future compensation levels	—	—	—	3.0%	3.0%	3.0%
Expected long-term rate of return on plan assets	7.0%	7.3%	8.0%	3.8%	4.8%	4.8%

	Non-Pension Postretirement Benefits
	U.S. Plans			Non-U.S. Plans
	2015	2014	2013	2015	2014	2013
Discount rate	3.4%	4.2%	3.3%	6.1%	7.2%	4.3%

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for international non-pension postretirement benefits by $2 and service cost and interest cost by a negligible amount. The impact on U.S. plans is negligible.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its North American defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities, fixed income and alternative investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity, fixed-income and alternative investments. For U.S. plans, equity investments are also diversified across U.S. and international stocks, as well as growth, value and small and large capitalization investments, while the Company’s Canadian plan includes a blend of Canadian securities with U.S. and other foreign investments. The alternative investments are allocated in a diversified fund structure with exposure to a variety of hedge fund strategies. Investment risk and performance is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies. As plan funded status changes, adjustments to the diversified portfolio may be considered to reduce funded status volatility and better match the duration of plan liabilities.

The Company periodically reviews its target allocation of North American plan assets among the various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments. In 2012 the U.S. Asset Investment Policy was updated to reflect an update in the Company’s investment strategy to invest in long-term debt securities that more closely match the projected future cash flows of the Plan.

The Company observes local regulations and customs governing its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target 2016
	2015	2014
Weighted average allocations of U.S. pension plan assets at December 31:
Equity securities	32%	29%	36%
Debt securities	55%	59%	54%
Cash, short-term investments and other	13%	12%	10%

Total	100%	100%	100%

Weighted average allocations of non-U.S. pension plan assets at December 31:
Equity securities	21%	19%	21%
Debt securities	77%	79%	79%
Cash, short-term investments and other	2%	2%	—%

Total	100%	100%	100%

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

In accordance the Company’s adoption of ASU 2015-07 in 2015, certain investments measured at net asset value (“NAV”), as a practical expedient for fair value, have been excluded from the fair value hierarchy. The fair value measurements tables presented below have been recasted to conform to the current year presentation under ASU 2015-07. See Note 2 for more information.

The following table presents U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value Measurements Using
	2015				2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Large cap equity funds(1)	$—	$38	$—	$38	$—	$36	$—	$36
Small/mid cap equity funds(1)	—	5	—	5	—	6	—	6
International equity funds(1)	—	25	—	25	—	27	—	27
Fixed income securities(1)	—	114	—	114	—	133	—	133
Cash equivalents(2)	—	3	—	3	—	2	—	2

	$—	$185	$—	$185	$—	$204	$—	$204

Investments measured at fair value using net asset value as a practical expedient:
Other funds(3)				$25				$26

Total				$210				$230

The following table presents non-U.S. pension plan investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value Measurements Using
	2015				2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Pooled insurance products with fixed income guarantee(1)	—	8	—	8	—	8	—	8

	$—	$8	$—	$8	$—	$8	$—	$8

Investments measured at fair value using net asset value as a practical expedient:
Other international equity funds(3)				$65				$68
Other fixed income securities(3)				243				275

Total				$316				$351

(1)	Level 2 equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices.
(2)	Cash equivalents represent investment in a collective short term investment fund, which is a cash sweep for uninvested cash that earns interest monthly. For these investments, book value is assumed to equal fair value due to the short duration of the investment term.

(3)	Represents investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions. The Company’s interest in these investments is measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices. In accordance with ASU 2015-07, these investments are excluded from the fair value hierarchy.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions totaling $22 to its defined benefit pension plans in 2016.

Estimated future plan benefit payments as of December 31, 2015 are as follows:

	Pension Benefits		Non-Pension Postretirement Benefits
Year	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
2016	$21	$10	$1	$—
2017	20	11	1	—
2018	20	11	1	—
2019	19	12	1	—
2020	18	14	1	—
2021-2025	81	90	2	3

Defined Contribution Plans

The Company sponsors a number of defined contribution plans for its associates, primarily in the U.S., Canada, Europe and in the Asia-Pacific region. Full-time associates are generally eligible to participate immediately and may make pre-tax and after-tax contributions subject to plan and statutory limitations. For certain plans, the Company has the option to make contributions above the match provided in the plan based on financial performance.

As previously discussed, U.S retirement income benefits are provided under the Company’s defined contribution plan (the “401(k) Plan”). This plan allows eligible associates to make pre-tax contributions from 1% to 15% of eligible earnings for associates who meet the IRS definition of a highly compensated employee and up to 25% for all other associates up to the federal limits for qualified plans. Associates contributing to the 401k are eligible to receive matching contributions from the Company at 100% on contributions of up to 5% of eligible earnings. In the fourth quarter of 2014, the Company added a match true-up feature to the 401k to ensure eligible participants receive the full matching contributions to which they are entitled. An additional matching contribution may be made if the Company achieves specified annual financial targets established at the beginning of each plan year. In addition, the Company makes an annual retirement contribution ranging from 3% to 7% of eligible compensation depending on years of benefit service. All associates who are actively employed on the last day of the year are eligible for the true-up match and annual retirement contribution, unless otherwise determined by collective bargaining agreements.

The Company incurred expense for contributions under its defined contribution plans of $20, $17 and $15 during the years ended December 31, 2015, 2014 and 2013, respectively.

Non-Qualified and Other Retirement Benefit Plans

The Company provides key executives in some locations with non-qualified benefit plans that provide participants with an opportunity to elect to defer compensation or to otherwise provide supplemental retirement benefits in cases where executives cannot fully participate in the defined benefit or defined contribution plans because of plan or local statutory limitations. Most of the Company’s supplemental benefit plans are unfunded and benefits are paid from the general assets of the Company. The liabilities related to defined benefit supplemental benefits are included in the previously discussed defined benefit pension disclosures.

In December of 2011, the Company adopted a non-qualified defined contribution plan (the “SERP”) that provides an annual employer credits to eligible U.S. associates of 5% of eligible compensation above the IRS limit for qualified plans. The Company can also make discretionary credits under the SERP; however, no participant contributions are permitted. The account credits are made annually to an unfunded phantom account, in the following calendar year. Certain executives also previously earned benefits under U.S. non-qualified executive supplemental plans that were frozen prior to 2010.

The Company’s liability for these non-qualified benefit plans was $7 at both December 31, 2015 and 2014, and is included in “Other long-term liabilities” in the Consolidated Balance Sheets.

The Company’s German subsidiaries offer a government subsidized early retirement program to eligible associates called Altersteilzeit or ATZ Plans. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. The Company had liabilities for these arrangements of $1 and $2 at December 31, 2015 and 2014, respectively. The Company incurred expense for these plans of less than $1, $1 and $1 during the years ended December 31, 2015, 2014 and 2013, respectively.

Also included in the Consolidated Balance Sheets at December 31, 2015 and 2014 are other post-employment benefit obligations relating to long-term disability and for liabilities relating to European jubilee benefit plans of $4 and $8, respectively.

11. Deficit

Common Stock

The Company has 82,556,847 shares of $0.01 par value common stock outstanding at December 31, 2015.

Note Receivable From Parent

During the year ended December 31, 2013, in conjunction with the refinancing transactions in 2013, the $24 loan receivable from Hexion LLC, which was initially recorded as a reduction of equity in 2009, was settled for no consideration at the direction of Hexion LLC. As a result, the Company accounted for the settlement of the loan as a distribution to Hexion LLC of $24, which was recognized in “Paid-in Capital” in the Consolidated Balance Sheets. Additionally, during the year ended December 31, 2013, the Company declared a distribution to Hexion LLC of $208 in connection with the retirement of the outstanding $247 aggregate principal amount of the Hexion LLC’s PIK Facility held by an unaffiliated third party, in conjunction with the refinancing transactions in 2013.

12. Stock Option Plans and Stock Based Compensation

The following is a summary of existing stock based compensation plans and outstanding shares as of December 31, 2015:

Plan Name	Shares Outstanding	Plan Expiration	Vesting Terms/Status	Option Term	Number of Shares Authorized
Resolution Performance 2000 Stock Option Plan		November 2010		8 yrs 30 days	n/a plan expired
Tranche A options	17,849		Fully vested
Tranche B performance options	35,729		Fully vested
Resolution Performance 2000 Non-Employee Directors Option Plan	286,626	November 2010	Fully vested	8 yrs 30 days	n/a plan expired
Resolution Specialty Materials 2004 Stock Option Plan		October 2014		8 yrs 30 days	1,027,197
Tranche A options	21,873		Fully vested
Tranche B performance options	43,748		Fully vested
Director options	42,799		Fully vested
BHI Acquisition Corp. 2004 Stock Incentive Plan		August 2014		10 years	3,670,635
Tranche A options	864,463		Fully vested
Tranche B performance options	864,463		Fully vested
Director options	56,282		Director grants vest upon IPO / change in control
Hexion LLC 2007 Long-Term Incentive Plan		April 2017			1,700,000
Options to purchase units	230,500		Vest upon attainment of performance targets upon change in control	8 years
Restricted stock units	50,000		Fully vested	N/A

Plan Name	Shares Outstanding	Plan Expiration	Vesting Terms/Status	Option Term	Number of Shares Authorized
Momentive Performance Materials Holdings LLC 2011 Equity Incentive Plan		February 2021		10 years	20,800,000
Unit Options and Restricted Deferred Units (“RDUs”):
2011 Grant
Tranche A Options and RDUs	Options: 2,315,278		Time-vest ratably over 4 years; Accelerated vesting six months after certain change of control transactions as defined by the 2011 Equity Plan
Tranche B Options and RDUs	Options: 1,157,632 RDUs: 385,874		Performance-based: Vest upon the earlier of i) the two year anniversary from the date of the achievement of the targeted common unit value following certain corporate transactions or ii) the six month anniversary from the date the targeted common unit value is achieved following certain change of control transactions
Tranche C Options and RDUs	Options: 1,157,632 RDUs: 385,874		Performance-based: Vest upon the earlier of i) the one year anniversary from the date of the achievement of the targeted common unit value following certain corporate transactions or ii) the six month anniversary from the date the targeted common unit value is achieved following certain change of control transactions
2013 Grant
Unit Options	4,134,026		Time-vest ratably over 4 years; Accelerated vesting six months after a change of control event as defined by the 2011 Equity Plan	10 years
RDUs	3,261,554		Performance-based: Vest upon the earlier of 1) one year from the achievement of the targeted common unit value and a realization event or 2) six months from the achievement of the targeted common unit value and a change in control event, as such terms are defined by the 2011 Equity Plan	N/A

Summary of Plans

Legacy Plans

Prior to October 2010, the Company’s parent, Hexion LLC, maintained six stock-based compensation plans: the Resolution Performance 2000 Stock Option Plan (the “Resolution Performance Plan”), the Resolution Performance 2000 Non-Employee Directors Option Plan (the “Resolution Performance Director Plan”), the Resolution Performance Restricted Unit Plan (the “Resolution Performance Unit Plan”), the Resolution Specialty 2004 Stock Option Plan (the “Resolution Specialty Plan”), the BHI Acquisition 2004 Stock Incentive Plan (the “Borden Chemical Plan”) and the 2007 Hexion LLC 2007 Long-Term Incentive Plan. In addition to these plans, the Company’s parent maintains a stock-based deferred compensation plan, which is discussed below. The options granted under each of the option plans were to purchase common units in Hexion LLC.

Effective October 1, 2010, in conjunction with the previous combination of Hexion and MPM, stock options to purchase common units in Hexion LLC that were granted to our Directors and those granted under the Resolution Performance 2000 Stock Option Plan, the Resolution Performance 2000 Non-Employee Directors Option Plan, the Resolution Specialty 2004 Stock Option Plan, the BHI Acquisition 2004 Stock Incentive Plan and the Hexion 2007 Long-Term Incentive plan to purchase common units in Hexion LLC were converted on a one-for-one basis to an equivalent number of options to purchase common units in Hexion Holdings. Similarly, the restricted Hexion LLC unit awards granted under the Hexion 2007 Long-Term Incentive Plan, the BHI Acquisition 2004 Deferred Compensation Plan and the Resolution Performance Restricted Unit Plan were converted on a one-for-one basis to common units in Hexion Holdings.

2011 Equity Plan

In 2011, the Compensation Committee of the Board of Managers of Hexion Holdings approved the Momentive Performance Materials Holdings LLC 2011 Equity Incentive Plan (the “2011 Equity Plan”). Under the 2011 Equity Plan, Hexion Holdings can award unit options, unit awards, restricted units, restricted deferred units, and other unit-based awards. The restricted deferred units are non-voting units of measurement which are deemed to be equivalent to one common unit of Hexion Holdings. The unit options are options to purchase common units of Hexion Holdings. The awards contain restrictions on transferability and other typical terms and conditions.

Unit Options

In 2013, the Company granted Unit Options with an aggregate grant date fair value of approximately $2. The fair value was estimated at the grant date using a Monte Carlo valuation method. The Monte Carlo valuation method requires the use of a range of assumptions. The range of risk-free interest rates was 0.11% to 2.06%, expected volatility rates ranged from 28.1% to 35.5% and the dividend rate was 0%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 6.2 years.

In 2011, the Company granted Tranche A Options with an aggregate grant date fair value of approximately $6. The fair value of each option was estimated at the grant date using a Black-Scholes option pricing model. The assumptions used to estimate the fair value were a 2.17% risk-free interest rate, a 6.25 year expected life, a 37.5% expected volatility rate and a 0% dividend rate.

In 2011, the Company granted Tranche B and Tranche C Options with performance and market conditions, each with an aggregate grant date fair value of approximately $3. The fair value was estimated at the grant date using a Monte Carlo valuation method, which is a commonly accepted valuation model for awards with market and performance conditions. The Monte Carlo valuation method requires the use of a range of assumptions. The range of risk-free interest rates was 0.16% to 3.44%, expected volatility rates ranged from 34.6% to 41.7% and the dividend rate was 0%. The expected life assumption is not used in the Monte Carlo valuation method, but the output of the model indicated a weighted-average expected life of 9.2 years. As of December 31, 2015 it is not probable the related options will vest. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

Restricted Deferred Units

In 2013, the Company granted RDUs with performance and market conditions with an aggregate grant date fair value of approximately $4. The fair value was estimated at the grant date using the same Monte Carlo valuation method and assumptions used for the Unit Options. The RDUs have an indefinite life, thus the term used in the valuation model was 30 years, which resulted in a weighted-average expected life of 22 years. As of December 31, 2015, it is not probable the related RDUs will vest. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

In 2011, the Company granted Tranche A RDUs with an aggregate grant date fair value of approximately $4.

In 2011, the Company granted Tranche B and Tranche C RDUs with performance and market conditions, each with an aggregate grant date fair value of approximately $2. The fair value was estimated at the grant date using the same Monte Carlo valuation method and assumptions used for the Tranche B and Tranche C Options. The RDUs have an indefinite life, thus the term used in the valuation model was 30 years, which resulted in a weighted-average expected life of 21.4 years. As of December 31, 2015 it is not probable the related RDUs will vest. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

Although the 2011 Equity Plan was issued by Hexion Holdings, the underlying compensation cost represents compensation costs paid for by Hexion Holdings on Hexion’s behalf, as a result of the employees’ service to Hexion. All compensation cost is recorded over the requisite service period on a graded-vesting basis.

Financial Statement Impact

Share-based compensation expense is recognized, net of estimated forfeitures, over the requisite service period on a graded-vesting basis. The Company adjusts compensation expense periodically for forfeitures.

The Company recognized share-based compensation expense of less than $1, $1 and $3 for the years ended December 31, 2015, 2014 and 2013, respectively. The impact of the option modification to extend the expiration of certain options to December 31, 2017, which was made in during the year ended December 31, 2013, was less than $1. The amounts are included in “Selling, general and administrative expense” in the Consolidated Statements of Operations. The Company expects additional compensation expense of $17, which will be recognized over the vesting period of the underlying share-based awards. Less than $1 is expected to be recognized ratably over a weighted-average period of 1.0 years, while the remaining $17 will be recognized upon an initial public offering or other future contingent event.

Options Activity

Following is a summary of the Company’s stock option plan activity for the year ended December 31, 2015:

	Hexion Holdings Common Units	Weighted Average Exercise Price
Options outstanding at December 31, 2014	11,025,508	$3.87
Options granted	—	$—
Options forfeited	(410,910)	$4.65
Other(1)	1,182,175	$2.24

Options outstanding at December 31, 2015	11,796,773	$3.99

Exercisable at December 31, 2015	7,809,882	$3.95
Expected to vest at December 31, 2015	1,018,874	$1.48

(1)	This amount represents outstanding options under the 2011 Equity Plan and other legacy plans related to certain individuals who were previously employed by MPM, and became employees of Hexion during 2015. From such point forward, the related options, which were originally issued by or converted to Hexion Holdings, are reflected in the activity above. No modifications were made to these options upon commencement of the individuals’ employment with Hexion.

At December 31, 2015, exercise prices for options outstanding ranged from $1.21 to $29.42, with a weighted average remaining contractual life of 5.1 years. The weighted average remaining contractual life for options exercisable and options expected to vest was 5.0 and 7.7 years, respectively. At December 31, 2015, the aggregate intrinsic value of both options exercisable and options expected to vest was $0.

The total amount of cash received and total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2015, 2014 and 2013 was $0.

Restricted Unit Activity

Following is a summary of the Company’s restricted unit plan activity for the year ended December 31, 2015:

	Hexion Holdings Common Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2014	3,770,036	$1.94
Restricted units granted	—	$—
Restricted units vested	(7,041)	$4.85
Restricted units forfeited	(142,558)	$2.98
Other(1)	412,865	$1.56

Nonvested at December 31, 2015	4,033,302	$1.98

(1)	This amount represents unvested RDUs under the 2011 Equity Plan related to certain individuals who were previously employed by MPM, and became employees of Hexion during 2015. From such point forward, the related restricted units, which were originally issued by Hexion Holdings, are reflected in the activity above. No modifications were made to these restricted units upon commencement of the individuals’ employment with Hexion.

As of December 31, 2015, there are no outstanding unvested time-based vesting restricted units.

Stock-Based Deferred Compensation Plan

In 2004, in connection with the acquisition of Borden Chemical by Apollo, certain key employees of the Company deferred the receipt of compensation and were credited with a number of deferred stock units that were equal in value to the amount of compensation deferred. In total, the Company granted 1,007,944 deferred common stock units under the Hexion LLC 2004 Deferred Compensation Plan (the “2004 DC Plan”), which is an unfunded plan. Each unit gives the grantee the right to one common stock unit of Hexion Holdings. Under the 2004 DC Plan, the deferred common stock units are not distributed to participants until their employment with the Company ends. At December 31, 2015, there were 691,570 undistributed units under the 2004 DC Plan. Under certain limited circumstances this award could be distributed in the form of a cash payment.

13. Acquisitions

In August 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from its joint venture partner to better position the Company to serve its customers in this region. As a result of the transaction, the Company now owns a 100% interest in MUSC. This transaction was accounted for as a step acquisition and the allocation of the consideration exchanged was based upon a valuation of MUSC’s net identifiable assets and liabilities as of the transaction date. The allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in cash of $3, a net liability of $4 allocated to working capital, $29 allocated to property and equipment, $4 allocated to debt payable within one year, $14 allocated to long-term debt and $10 allocated to goodwill. Additionally, a gain of $5 was recorded in “Other operating expense (income), net” in the Consolidated Statements of Operations, which represents the difference between the $10 fair value and $5 carrying value of the Company’s previously held 50% non-controlling interest in MUSC on the acquisition date. The fair value of the non-controlling interest was determined using a market approach.

In January 2014, the Company acquired a manufacturing facility in Shreveport, Louisiana, which increased the Company’s capacity to provide resin coated proppants to its customers in this region, which has a high concentration of shale and natural gas wells. The allocation of the consideration exchanged was based upon a valuation of the acquired company’s net identifiable assets and liabilities as of the transaction date. The allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in $5 allocated to working capital, $18 allocated to property and equipment, $16 allocated to other intangible assets and $13 allocated to goodwill. Other intangible assets primarily consist of customer relationships, which are being amortized on a straight-line basis over their estimated useful life of 10 years.

The pro forma impacts of these acquisitions are not material to the Company’s Consolidated Financial Statements.

14. Income Taxes

During 2015, the Company recognized income tax expense of $34, primarily as a result of income from certain foreign operations. Losses in the United States created a deferred income tax benefit which was completely offset by an increase to the valuation allowance.

During 2014, the Company recognized income tax expense of $22, primarily as a result of income from certain foreign operations. Losses in the United States and certain foreign jurisdictions created deferred income tax benefits which were completely offset by increases to the respective valuation allowances.

During 2013, the Company recognized income tax expense of $379, primarily as a result of the recording of a valuation allowance against its deferred tax assets in the U.S. Subsequent to the release of the valuation allowance in 2012, the Company executed the refinancing transactions in early 2013, which resulted in higher annual interest expense, and reached an agreement with a foreign tax authority to change certain intercompany agreements that will reduce future income. In addition, certain U.S. businesses experienced significant declines in the fourth quarter of 2013 as a result of sustained overcapacity in the epoxy resins market and increased competition from Asian exports. As a result of these events, the Company was forecasting to be in a three year cumulative loss position in 2014, which represented significant negative evidence to merit the establishment of a valuation allowance against all of the Company’s net U.S. federal and state deferred income tax assets.

Income tax expense detail for the Company for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Current:
State and local	$2	$2	$3
Foreign	25	26	24

Total current	27	28	27

Deferred:
Federal	—	1	347
State and local	—	(1)	11
Foreign	7	(6)	(6)

Total deferred	7	(6)	352

Income tax expense	$34	$22	$379

A reconciliation of the Company’s combined differences between income taxes computed at the federal statutory tax rate of 35% and provisions for income taxes for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Income tax benefit computed at federal statutory tax rate	$(8)	$(78)	$(74)
State tax provision, net of federal benefits	1	1	2
Foreign tax rate (benefit) expense differential	(15)	7	12
Foreign source income (loss) subject to U.S. taxation	41	20	(36)
Goodwill impairment	—	—	18
Losses and other expenses not deductible for tax	1	1	1
Increase in the taxes due to changes in valuation allowance	17	66	425
Additional tax expense on foreign unrepatriated earnings	18	8	22
Additional expense (benefit) for uncertain tax positions	3	(3)	42
Tax recognized in other comprehensive income	(1)	—	(2)
Changes in enacted tax laws and tax rates	(23)	—	(31)

Income tax expense	$34	$22	$379

In December 2015, the Protecting Americans from Tax Hikes Act of 2015 (the “2015 Act”) was signed into law. The 2015 Act extended the controlled foreign corporation look-through rule, which provides for the exclusion of certain foreign earnings from U.S. federal taxation through December 31, 2019. The impact of the 2015 Act has been accounted for in the period of enactment. As a result, the company recognized a tax benefit of $23 during the year ended December 31, 2015.

In January 2013, the American Taxpayer Relief Act of 2012 (the “2012 Act”) was signed into law. The 2012 Act retroactively reinstated and extended the controlled foreign corporation look-through rule, which provides for the exclusion of certain foreign earnings from U.S. federal taxation from January 1, 2012 through December 31, 2013. The impact of the 2012 Act has been accounted for in the period of enactment. As a result, the Company recognized a tax benefit of $29 during the year ended December 31, 2013.

In 2013, the Company reached a settlement agreement with tax authorities in a foreign jurisdiction as a result of negotiations related to various intercompany transactions. As a result, the Company released approximately $36 of unrecognized tax benefits during the year ended December 31, 2013. The tax benefit from the release was offset by an increase in the valuation allowance in this foreign jurisdiction. Consequently, as a result of the settlement in 2013, the Company reversed a domestic deferred tax asset related to these various intercompany transactions that resulted in a tax expense of approximately $54 during the year ended December 31, 2013.

The domestic and foreign components of the Company’s loss before income taxes for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Domestic	$(242)	$(191)	$13
Foreign	220	(31)	(223)

Total	$(22)	$(222)	$(210)

The tax effects of significant temporary differences and net operating loss and credit carryforwards, which comprise the Company’s deferred tax assets and liabilities at December 31, 2015 and 2014 is as follows:

	2015	2014
Assets:
Non-pension post-employment	$5	$8
Accrued and other expenses	107	91
Property, plant and equipment	3	3
Loss and credit carryforwards	599	647
Intangibles	6	8
Pension and postretirement benefit liabilities	45	58

Gross deferred tax assets	765	815
Valuation allowance	(611)	(588)

Net deferred tax asset	154	227

Liabilities:
Property, plant and equipment	(108)	(119)
Unrepatriated earnings of foreign subsidiaries	(25)	(73)
Intangible assets	(20)	(25)

Gross deferred tax liabilities	(153)	(217)

Net deferred tax asset	$1	$10

The following table summarizes the presentation of the Company’s net deferred tax asset in the Consolidated Balance Sheets at December 31, 2015 and 2014:

	2015	2014
Assets:
Current deferred income taxes (Other current assets)	$—	$11
Long-term deferred income taxes	13	18
Liabilities:
Long-term deferred income taxes	(12)	(19)

Net deferred tax asset	$1	$10

Hexion LLC, the Company’s parent, is not a member of the registrant. Hexion LLC and its eligible subsidiaries file a consolidated U.S. Federal income tax return. Therefore, the Company can utilize Hexion LLC’s tax attributes or vice versa. Cumulative income at Hexion LLC has reduced the amount of net operating loss carryforwards otherwise available to the Company by $26. However, since the Company accounts for Hexion LLC under the separate return method, the utilization is not reflected in the above gross deferred tax asset—loss and credit carryforwards. Further, the valuation allowance above does not reflect the related $26 offset.

As of December 31, 2015, the Company had a $611 valuation allowance for a portion of its net deferred tax assets that management believes, more likely than not, will not be realized. The Company’s deferred tax assets include federal, state and foreign net operating loss carryforwards. The federal net operating loss carryforwards available are $1,070, which is reduced by the cumulative income from Hexion LLC, as described above. The federal net operating loss carryforwards expire beginning in 2026. The Company’s deferred assets also include minimum tax credits of $2, which are available indefinitely. A full valuation allowance has been provided against these items. The Company has provided a full valuation allowance against its state deferred tax assets, primarily related to state net operating loss carryforwards of $70. A valuation allowance of $107 has been provided against a portion of foreign net operating loss carryforwards, primarily in Germany and the Netherlands.

As of December 31, 2015, the Company is no longer asserting indefinite reinvestment of undistributed earnings of its foreign subsidiaries outside of the United States. Accordingly, a related deferred tax liability of $25 has been established.

During 2015, certain foreign jurisdictions generated significant income resulting in the previous unrepatriated earnings being deemed repatriated under U.S. tax law. The corresponding amount was a reduction to the respective loss carryforward.

The following table summarizes the changes in the valuation allowance for the years ended December 31, 2015, 2014 and 2013:

	Balance at Beginning of Period	Changes in Related Gross Deferred Tax Assets/Liabilities	Charge	Balance at End of Period
Valuation allowance on Deferred tax assets:
Year ended December 31, 2013	$122	$(29)	$425	$518
Year ended December 31, 2014	518	4	66	588
Year ended December 31, 2015	588	6	17	611

Examination of Tax Returns

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as the United States, Brazil, Canada, China, the Czech Republic, Germany, Italy, Netherlands and the United Kingdom.

With minor exceptions, the Company’s closed tax years for major jurisdictions are years prior to: 2012 for United States, 2010 for Brazil, 2011 for Canadian Federal, 2004 for Canadian Provincial, 2012 for China, 2010 for the Czech Republic, 2010 for Germany, 2007 for Italy, 2009 for Netherlands and 2011 for the United Kingdom.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, the Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014
Balance at beginning of year	$66	$70
Additions based on tax positions related to the current year	4	7
Additions for tax positions of prior years	2	2
Reductions for tax positions of prior years	(3)	(7)
Settlements	—	(1)
Foreign currency translation	(7)	(5)

Balance at end of year	$62	$66

During the year ended December 31, 2015, the Company decreased the amount of its unrecognized tax benefits, including its accrual for interest and penalties, by $1, primarily as a result of a release of unrecognized tax benefits from negotiations with foreign jurisdictions, lapses of statute of limitations and foreign currency translation, offset by increases in the unrecognized tax benefit for various intercompany transactions. During the years ended December 31, 2015, 2014 and 2013, the Company recognized approximately $3, $3 and $6, respectively, in interest and penalties. The Company had approximately $37 and $34 accrued for the payment of interest and penalties at December 31, 2015 and 2014, respectively.

$62 of unrecognized tax benefits, if recognized, would affect the effective tax rate; however, a portion of the unrecognized tax benefit would be in the form of a net operating loss carryforward, which would be subject to a full valuation allowance. The Company anticipates recognizing less than $4 of the total amount of unrecognized tax benefits within the next 12 months as a result of negotiations with foreign jurisdictions and completion of audit examinations.

15. Summarized Financial Information of Unconsolidated Affiliates

Summarized financial information of the Company’s most significant unconsolidated affiliates as of December 31, 2015 and December 31, 2014 and for the years ended December 31, 2015, 2014 and 2013 is as follows:

	December 31, 2015	December 31, 2014
Current assets	$50	$51
Non-current assets	20	24
Current liabilities	30	34
Non-current liabilities	10	9

	Year Ended December 31,
	2015	2014	2013
Net sales	$147	$148	$86
Gross profit	25	27	19
Pre-tax income	6	8	11
Net income	3	5	8

16. Segment and Geographic Information

The Company’s business segments are based on the products that the Company offers and the markets that it serves. At December 31, 2015, the Company had two reportable segments: Epoxy, Phenolic and Coating Resins and Forest Products Resins. A summary of the major products of the Company’s reportable segments follows:

•

Epoxy, Phenolic and Coating Resins: epoxy specialty resins, phenolic encapsulated substrates, versatic acids and derivatives, basic epoxy resins and intermediates, phenolic specialty resins and molding compounds, polyester resins, acrylic resins and vinylic resins

•	Forest Products Resins: forest products resins and formaldehyde applications

Reportable Segments

Following are net sales and Segment EBITDA (earnings before interest, income taxes, depreciation and amortization) by reportable segment. Segment EBITDA is defined as EBITDA adjusted for certain non-cash items and other income and expenses. Segment EBITDA is the primary performance measure used by the Company’s senior management, the chief operating decision-maker and the board of directors to evaluate operating results and allocate capital resources among segments. Segment EBITDA is also the profitability measure used to set management and executive incentive compensation goals. Corporate and Other is primarily corporate general and administrative expenses that are not allocated to the segments, such as shared service and administrative functions, foreign exchange gains and losses and legacy company costs not allocated to continuing segments.

Beginning in 2015, the Company has modified the components of Corporate and Other to include certain shared service and administrative functional costs that were previously allocated to the reportable segments. Accordingly, for comparative purposes, the Company has recasted its Segment EBITDA results to include these costs within Corporate and Other for all prior periods presented.

Net Sales(1):

	Year Ended December 31,
	2015	2014	2013
Epoxy, Phenolic and Coating Resins	$2,589	$3,277	$3,126
Forest Products Resins	1,551	1,860	1,764

Total	$4,140	$5,137	$4,890

Segment EBITDA:

	Year Ended December 31,
	2015	2014	2013
Epoxy, Phenolic and Coating Resins(2)	$307	$290	$279
Forest Products Resins(3)	233	255	235
Corporate and Other	(74)	(83)	(68)

Total	$466	$462	$446

Depreciation and Amortization Expense:

	Year Ended December 31,
	2015	2014	2013
Epoxy, Phenolic and Coating Resins	$96	$101	$105
Forest Products Resins	35	36	37
Corporate and Other	6	7	6

Total	$137	$144	$148

Total Assets:

	As of December 31,
	2015	2014
Epoxy, Phenolic and Coating Resins	$1,320	$1,531
Forest Products Resins	807	857
Corporate and Other	255	229

Total	$2,382	$2,617

Capital Expenditures(4):

	Year Ended December 31,
	2015	2014	2013
Epoxy, Phenolic and Coating Resins	$71	$94	$86
Forest Products Resins	106	85	52
Corporate and Other	2	4	7

Total	$179	$183	$145

(1)	Intersegment sales are not significant and, as such, are eliminated within the selling segment.
(2)	Included in the Epoxy, Phenolic and Coating Resins Segment EBITDA are “Earnings from unconsolidated entities, net of taxes” of $17, $19 and $16 for the years ended December 31, 2015, 2014 and 2013, respectively.
(3)	Included in the Forest Products Resins Segment EBITDA are “(Losses) earnings from unconsolidated entities, net of taxes” of less than $(1), $1 and $1 for the years ended December 31, 2015, 2014 and 2013, respectively.
(4)	Includes capitalized interest costs that are incurred during the construction of property and equipment.

Reconciliation of Segment EBITDA to Net Loss:

	Year Ended December 31,
	2015	2014	2013
Segment EBITDA:
Epoxy, Phenolic and Coating Resins	$307	$290	$279
Forest Products Resins	233	255	235
Corporate and Other	(74)	(83)	(68)

Total	$466	$462	$446

Reconciliation:
Items not included in Segment EBITDA:
Asset impairments	$(6)	$(5)	$(181)
Business realignment costs	(16)	(47)	(21)
Integration costs	—	—	(10)
Realized and unrealized foreign currency losses	(10)	(32)	(2)
Gain (loss) on extinguishment of debt	41	—	(6)
Unrealized gains (losses) on pension and OPEB plan liabilities	13	(102)	68
Other	(31)	(25)	(35)

Total adjustments	(9)	(211)	(187)
Interest expense, net	(326)	(308)	(303)
Income tax expense	(34)	(22)	(379)
Depreciation and amortization	(137)	(144)	(148)

Net loss attributable to Hexion Inc.	(40)	(223)	(571)
Net income (loss) attributable to noncontrolling interest	1	(1)	(1)

Net loss	$(39)	$(224)	$(572)

Items Not Included in Segment EBITDA

Not included in Segment EBITDA are certain non-cash items and other income and expenses. For 2015, these other items primarily include expenses from retention programs, certain professional fees and management fees, partially offset by gains on the disposal of assets and a gain on a step acquisition. For 2014, these items primarily included expenses from retention programs, partially offset by gains on the disposal of assets. For 2013, these items primarily included expenses from retention programs, stock-based compensation expense, and transaction costs.

Business realignment costs for 2015 primarily include costs related to certain in-process cost reduction programs. Business realignment costs for 2014 primarily included expenses from the Company’s newly implemented restructuring and cost optimization programs, as well as costs for environmental remediation at certain formerly owned locations. Business realignment costs for 2013 primarily included expenses from minor headcount reduction programs and costs for environmental remediation at certain formerly owned locations. Integration costs related primarily to the prior integration of Hexion and MPM.

Geographic Information

Net Sales(1):

	Year Ended December 31,
	2015	2014	2013
United States	$1,663	$2,189	$2,109
Netherlands	698	856	887
Canada	344	429	357
China	331	245	149
Brazil	224	258	248
Germany	205	282	280
Other international	675	878	860

Total	$4,140	$5,137	$4,890

(1)	Sales are attributed to the country in which the individual business locations reside.

Long-Lived Assets:

	As of December 31,
	2015	2014
United States	$673	$653
Netherlands	130	155
Germany	88	103
Other international	347	344

Total	$1,238	$1,255

17. Changes in Accumulated Other Comprehensive Loss

Following is a summary of changes in “Accumulated other comprehensive (loss) income” for the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015			Year Ended December 31, 2014
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$4	$69	$73	$—	$130	$130
Other comprehensive (loss) income before reclassifications, net of tax	—	(88)	(88)	4	(61)	(57)

Ending balance	$4	$(19)	$(15)	$4	$69	$73

18. Guarantor/Non-Guarantor Subsidiary Financial Information

The Company’s 6.625% First-Priority Senior Secured Notes due 2020, 10.00% First-Priority Senior Secured Notes due 2020, 8.875% Senior Secured Notes due 2018 and the 9.00% Second-Priority Senior Secured Notes due 2020 are guaranteed by the Company and certain of its U.S. subsidiaries.

The following information contains the condensed consolidating financial information for Hexion Inc. (the parent), the combined subsidiary guarantors (Hexion Investments Inc. (formerly, Momentive Specialty Chemical Investments Inc.); Borden Chemical Foundry, LLC; Lawter International, Inc.; HSC Capital Corporation; Hexion International Inc. (formerly, Momentive International, Inc.); Hexion CI Holding Company (China) LLC (formerly, Momentive CI Holding Company (China) LLC); NL COOP Holdings LLC and Oilfield Technology Group, Inc.) and the combined non-guarantor subsidiaries, which includes all of the Company’s foreign subsidiaries.

All of the subsidiary guarantors are 100% owned by Hexion Inc. All guarantees are full and unconditional, and are joint and several. There are no significant restrictions on the ability of the Company to obtain funds from its domestic subsidiaries by dividend or loan. While the Company’s Australian, New Zealand and Brazilian subsidiaries are restricted in the payment of dividends and intercompany loans due to the terms of their credit facilities, there are no material restrictions on the Company’s ability to obtain cash from the remaining non-guarantor subsidiaries.

These financial statements are prepared on the same basis as the consolidated financial statements of the Company except that investments in subsidiaries are accounted for using the equity method for purposes of the consolidating presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

This information includes allocations of corporate overhead to the combined non-guarantor subsidiaries based on net sales. Income tax expense has been provided on the combined non-guarantor subsidiaries based on actual effective tax rates.

HEXION INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2015

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $8, respectively)	$62	$—	$174	$—	$236
Accounts receivable, net	115	1	334	—	450
Intercompany accounts receivable	132	—	154	(286)	—
Intercompany loans receivable	—	—	174	(174)	—
Inventories:
Finished and in-process goods	97	—	121	—	218
Raw materials and supplies	34	—	56	—	90
Other current assets	29	—	24	—	53

Total current assets	469	1	1,037	(460)	1,047

Investments in unconsolidated entities	117	28	21	(130)	36
Deferred income taxes	—	—	13	—	13
Other long-term assets	21	6	21	—	48
Intercompany loans receivable	1,269	6	108	(1,383)	—
Property and equipment, net	559	—	492	—	1,051
Goodwill	65	—	57	—	122
Other intangible assets, net	49	—	16	—	65

Total assets	$2,549	$41	$1,765	$(1,973)	$2,382

Liabilities and Deficit
Current liabilities:
Accounts payable	$148	$—	$238	$—	$386
Intercompany accounts payable	154	—	132	(286)	—
Debt payable within one year	6	—	74	—	80
Intercompany loans payable within one year	174	—	—	(174)	—
Interest payable	80	—	2	—	82
Income taxes payable	7	—	8	—	15
Accrued payroll and incentive compensation	43	—	35	—	78
Other current liabilities	73	—	50	—	123

Total current liabilities	685	—	539	(460)	764

Long-term liabilities:
Long-term debt	3,656	—	42	—	3,698
Intercompany loans payable	93	6	1,284	(1,383)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	429	130	—	(559)	—
Long-term pension and post employment benefit obligations	45	—	179	—	224
Deferred income taxes	6	—	6	—	12
Other long-term liabilities	111	—	50	—	161

Total liabilities	5,025	136	2,100	(2,402)	4,859

Total Hexion Inc. shareholder’s deficit	(2,476)	(95)	(334)	429	(2,476)
Noncontrolling interest	—	—	(1)	—	(1)

Total deficit	(2,476)	(95)	(335)	429	(2,477)

Total liabilities and deficit	$2,549	$41	$1,765	$(1,973)	$2,382

HEXION INC.

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2014

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $0 and $16, respectively)	$23	$—	$149	$—	$172
Short-term investments	—	—	7	—	7
Accounts receivable, net	174	—	417	—	591
Intercompany accounts receivable	118	—	138	(256)	—
Intercompany loans receivable	265	—	43	(308)	—
Inventories:
Finished and in-process goods	117	—	173	—	290
Raw materials and supplies	46	—	64	—	110
Other current assets	36	—	37	—	73

Total current assets	779	—	1,028	(564)	1,243

Investments in unconsolidated entities	234	34	29	(249)	48
Deferred income taxes	—	—	18	—	18
Other long-term assets	19	6	28	—	53
Intercompany loans receivable	1,046	28	17	(1,091)	—
Property and equipment, net	534	—	521	—	1,055
Goodwill	65	—	54	—	119
Other intangible assets, net	56	—	25	—	81

Total assets	$2,733	$68	$1,720	$(1,904)	$2,617

Liabilities and Deficit
Current liabilities:
Accounts payable	$142	$—	$284	$—	$426
Intercompany accounts payable	138	—	118	(256)	—
Debt payable within one year	26	—	73	—	99
Intercompany loans payable within one year	43	—	265	(308)	—
Interest payable	81	—	1	—	82
Income taxes payable	6	—	6	—	12
Accrued payroll and incentive compensation	34	—	33	—	67
Other current liabilities	69	—	66	—	135

Total current liabilities	539	—	846	(564)	821

Long-term liabilities:
Long-term debt	3,617	—	61	—	3,678
Intercompany loans payable	36	6	1,049	(1,091)	—
Accumulated losses of unconsolidated subsidiaries in excess of investment	705	249	—	(954)	—
Long-term pension and post employment benefit obligations	59	—	219	—	278
Deferred income taxes	8	—	11	—	19
Other long-term liabilities	117	—	54	—	171

Total liabilities	5,081	255	2,240	(2,609)	4,967

Total Hexion Inc shareholder’s deficit	(2,348)	(187)	(518)	705	(2,348)
Noncontrolling interest	—	—	(2)	—	(2)

Total deficit	(2,348)	(187)	(520)	705	(2,350)

Total liabilities and deficit	$2,733	$68	$1,720	$(1,904)	$2,617

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2015

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$1,715	$—	$2,603	$(178)	$4,140
Cost of sales	1,528	—	2,190	(178)	3,540

Gross profit	187	—	413	—	600
Selling, general and administrative expense	134	—	172	—	306
Asset impairments	—	—	6	—	6
Business realignment costs	7	—	9	—	16
Other operating expense (income), net	16	—	(4)	—	12

Operating income	30	—	230	—	260
Interest expense, net	317	—	9	—	326
Intercompany interest (income) expense, net	(80)	—	80	—	—
Gain on extinguishment of debt	(41)	—	—	—	(41)
Other non-operating expense (income), net	94	—	(97)	—	(3)

(Loss) income before income tax, earnings from unconsolidated entities	(260)	—	238	—	(22)
Income tax (benefit) expense	(2)	—	36	—	34

(Loss) income before earnings from unconsolidated entities	(258)	—	202	—	(56)
Earnings from unconsolidated entities, net of taxes	218	132	1	(334)	17

Net (loss) income	(40)	132	203	(334)	(39)
Net income attributable to noncontrolling interest	—	—	(1)	—	(1)

Net (loss) income attributable to Hexion Inc.	$(40)	$132	$202	$(334)	$(40)

Comprehensive (loss) income attributable to Hexion Inc.	$(128)	$133	$156	$(289)	$(128)

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,259	$—	$3,109	$(231)	$5,137
Cost of sales	2,001	—	2,806	(231)	4,576

Gross profit	258	—	303	—	561
Selling, general and administrative expense	102	—	297	—	399
Asset impairments	—	—	5	—	5
Business realignment costs	31	—	16	—	47
Other operating (income) expense, net	(11)	(4)	7	—	(8)

Operating income (loss)	136	4	(22)	—	118
Interest expense, net	300	—	8	—	308
Intercompany interest (income) expense, net	(92)	(1)	93	—	—
Other non-operating expense (income), net	101	—	(69)	—	32

(Loss) income before income tax, (losses) earnings from unconsolidated entities	(173)	5	(54)	—	(222)
Income tax (benefit) expense	(6)	—	28	—	22

(Loss) income before (losses) earnings from unconsolidated entities	(167)	5	(82)	—	(244)
(Losses) earnings from unconsolidated entities, net of taxes	(56)	31	5	40	20

Net (loss) income	(223)	36	(77)	40	(224)
Net loss attributable to noncontrolling interest	—	—	1	—	1

Net (loss) income attributable to Hexion Inc.	$(223)	$36	$(76)	$40	$(223)

Comprehensive (loss) income attributable to Hexion Inc.	$(280)	$35	$(81)	$46	$(280)

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,176	$—	$2,919	$(205)	$4,890
Cost of sales	1,868	—	2,619	(205)	4,282

Gross profit	308	—	300	—	608
Selling, general and administrative expense	76	—	228	—	304
Asset impairments	53	—	128	—	181
Business realignment costs	12	—	9	—	21
Other operating (income) expense, net	(1)	(1)	3	—	1

Operating income (loss)	168	1	(68)	—	101
Interest expense, net	296	—	7	—	303
Intercompany interest (income) expense, net	(103)	(1)	104	—	—
Loss on extinguishment of debt	4	—	2	—	6
Other non-operating (income) expense, net	(45)	—	47	—	2

Income (loss) before income tax, (losses) earnings from unconsolidated entities	16	2	(228)	—	(210)
Income tax expense	361	—	18	—	379

(Loss) income before (losses) earnings from unconsolidated entities	(345)	2	(246)	—	(589)
(Losses) earnings from unconsolidated entities, net of taxes	(226)	(170)	4	409	17

Net loss	(571)	(168)	(242)	409	(572)
Net loss attributable to noncontrolling interest	—	—	1	—	1

Net loss attributable to Hexion Inc.	$(571)	$(168)	$(241)	$409	$(571)

Comprehensive loss attributable to Hexion Inc.	$(583)	$(169)	$(258)	$427	$(583)

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2015

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(295)	$19	$508		$(19)	$213

Cash flows provided by (used in) investing activities
Capital expenditures	(91)	—	(84)		—	(175)
Purchase of businesses, net of cash acquired	—	—	(7)		—	(7)
Capitalized interest	(3)	—	(1)		—	(4)
Proceeds from sale of investments, net	—	—	6		—	6
Change in restricted cash	—	—	8		—	8
Proceeds from sale of assets	—	—	17		—	17
Capital contribution to subsidiary	(25)	(17)	—		42	—
Return of capital from subsidiary from sales of accounts receivable	278 (a)	—	—		(278)	—

	159	(17)	(61)		(236)	(155)

Cash flows provided by (used in) financing activities
Net short-term debt repayments	—	—	(3)		—	(3)
Borrowings of long-term debt	500	—	23		—	523
Repayments of long-term debt	(445)	—	(40)			(485)
Net intercompany loan borrowings (repayments)	131	—	(131)		—	—
Capital contribution from parent	—	17	25		(42)	—
Long-term debt and credit facility financing fees	(11)	—	—		—	(11)
Common stock dividends paid	—	(19)	—		19	—
Return of capital to parent from sales of accounts receivable	—	—	(278	)(a)	278	—

	175	(2)	(404)		255	24

Effect of exchange rates on cash and cash equivalents	—	—	(10)		—	(10)
Increase in cash and cash equivalents	39	—	33		—	72
Cash and cash equivalents (unrestricted) at beginning of year	23	—	133		—	156

Cash and cash equivalents (unrestricted) at end of year	$62	$—	$166		$—	$228

(a)	During the year ended December 31, 2015, Hexion Inc. contributed receivables of $278 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the year ended December 31, 2015, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(426)	$14	$376		$(14)	$(50)

Cash flows provided by (used in) investing activities
Capital expenditures	(89)	—	(94)		—	(183)
Acquisition of businesses	(52)	—	(12)		—	(64)
Purchase of debt securities, net	—	—	(1)		—	(1)
Change in restricted cash	—	—	(3)		—	(3)
Disbursement of affiliated loan	—	—	(50)		—	(50)
Repayment of affiliated loan	—	—	50		—	50
Funds remitted to unconsolidated affiliates, net	—	—	(2)		—	(2)
Proceeds from sale of assets	20	—	—		—	20
Capital contribution to subsidiary	(30)	(20)	—		50	—
Return of capital from subsidiary from sales of accounts receivable	350 (a)	—	—		(350)	—

	199	(20)	(112)		(300)	(233)

Cash flows provided by (used in) financing activities
Net short-term debt borrowings	7	—	14		—	21
Borrowings of long-term debt	295	—	96		—	391
Repayments of long-term debt	(256)	—	(87)		—	(343)
Net intercompany loan borrowings (repayments)	34	—	(34)		—	—
Capital contribution from parent	—	20	30		(50)	—
Common stock dividends paid	—	(14)	—		14	—
Return of capital to parent from sales of accounts receivable	—	—	(350	)(a)	350	—

	80	6	(331)		314	69

Effect of exchange rates on cash and cash equivalents	—	—	(9)		—	(9)
Decrease in cash and cash equivalents	(147)	—	(76)		—	(223)
Cash and cash equivalents (unrestricted) at beginning of year	170	—	209		—	379

Cash and cash equivalents (unrestricted) at end of year	$23	$—	$133		$—	$156

(a)	During the year ended December 31, 2014, Hexion Inc. contributed receivables of $350 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the year ended December 31, 2014, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

HEXION INC.

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

	Hexion Inc.	Combined Subsidiary Guarantors	Combined Non-Guarantor Subsidiaries		Eliminations	Consolidated
Cash flows (used in) provided by operating activities	$(173)	$23	$251		$(21)	$80

Cash flows provided by (used in) investing activities
Capital expenditures	(75)	—	(69)		—	(144)
Capitalized interest	—	—	(1)		—	(1)
Purchase of debt securities, net	—	—	(3)		—	(3)
Change in restricted cash	—	—	4		—	4
Funds remitted to unconsolidated affiliates, net	—	—	(13)		—	(13)
Proceeds from sale of assets	—	—	7		—	7
Capital contribution to subsidiary	(31)	(20)	—		51	—
Return of capital from subsidiary	48	31	—		(79)	—
Return of capital from subsidiary from sales of accounts receivable	214 (a)	—	—		(214)	—

	156	11	(75)		(242)	(150)

Cash flows used in financing activities
Net short-term debt borrowings	—	—	15		—	15
Borrowings of long-term debt	1,109	—	26		—	1,135
Repayments of long-term debt	(665)	—	(393)		—	(1,058)
Net intercompany loan (repayments) borrowings	(493)	(2)	495		—	—
Capital contribution from parent	—	20	31		(51)	—
Long-term debt and credit facility financing fees	(40)	—	—		—	(40)
Common stock dividends paid	—	(21)	—		21	—
Return of capital to parent	—	(31)	(48)		79	—
Return of capital to parent from sales of accounts receivable	—	—	(214	)(a)	214	—

	(89)	(34)	(88)		263	52

Effect of exchange rates on cash and cash equivalents	—	—	(4)		—	(4)
(Decrease) increase in cash and cash equivalents	(106)	—	84		—	(22)
Cash and cash equivalents (unrestricted) at beginning of year	276	—	125		—	401

Cash and cash equivalents (unrestricted) at end of year	$170	$—	$209		$—	$379

During the year ended December 31, 2013, Hexion Inc. contributed receivables of $214 to a non-guarantor subsidiary as capital contributions, resulting in a non-cash transaction. During the year ended December 31, 2013, the non-guarantor subsidiary sold the contributed receivables to certain banks under various supplier financing agreements. The cash proceeds were returned to Hexion Inc. by the non-guarantor subsidiary as a return of capital. The sale of receivables has been included within cash flows from operating activities on the Combined non-guarantor subsidiaries. The return of the cash proceeds from the sale of receivables has been included as a financing outflow and an investing inflow on the Combined Non-Guarantor Subsidiaries and Hexion Inc., respectively.

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholders of

Hexion International Holdings Cooperatief U.A.

We have audited the accompanying consolidated financial statements of Hexion International Holdings Cooperatief U.A. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and December 31, 2014, and the related consolidated statements of operations, deficit, comprehensive loss and cash flows for the three years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hexion International Holdings Cooperatief U.A. and its subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the financial statements, the Company has entered into significant transactions with Hexion Inc., a related party. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

March 14, 2016

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

CONSOLIDATED BALANCE SHEETS

(In millions)	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $8 and $5, respectively) (see Note 2)	$123	$88
Short-term investments	—	7
Accounts receivable (net of allowance for doubtful accounts of $11 and $12, respectively)	244	316
Accounts receivable from affiliates (see Note 4)	221	190
Loans receivable from affiliates (see Note 9)	33	11
Inventories:
Finished and in-process goods	99	152
Raw materials and supplies	51	60
Other current assets	23	33

Total current assets	794	857

Long-term loans receivable from affiliates (see Note 9)	148	37
Investments in unconsolidated entities	10	17
Other long-term assets	36	48
Property and equipment
Land	44	50
Buildings	157	165
Machinery and equipment	1,131	1,213

	1,332	1,428
Less accumulated depreciation	(857)	(925)

	475	503
Goodwill (see Note 5)	101	102
Other intangibles assets, net (see Note 5)	36	50

Total assets	$1,600	$1,614

Liabilities and Deficit
Current liabilities:
Accounts payable	$197	$221
Accounts payable to affiliates (see Note 4)	100	100
Debt payable within one year (see Note 8)	66	55
Affiliated debt payable within one year (see Note 9)	13	276
Income taxes payable	3	3
Other current liabilities	82	91

Total current liabilities	461	746

Long-term liabilities:
Long-term debt (see Note 8)	36	51
Affiliated long-term debt (see Note 9)	1,248	1,008
Deferred income taxes (see Note 16)	6	9
Long-term pension and postretirement benefit obligations (see Note 12)	179	218
Other long-term liabilities	60	63

Total liabilities	1,990	2,095

Commitments and contingencies (see Notes 8, 10 and 11)
Deficit
Paid-in capital	164	128
Loans receivable from parent	(86)	(1))
Accumulated other comprehensive loss	(61)	(15
Accumulated deficit	(406)	(591)

Total Hexion International Holdings Cooperatief U.A. shareholder’s deficit	(389)	(479)
Noncontrolling interest	(1)	(2)

Total deficit	(390)	(481)

Total liabilities and deficit	$1,600	$1,614

See Notes to Consolidated Financial Statements

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(In millions)	2015	2014	2013
Net sales	$2,344	$2,897	$2,771
Cost of sales	1,956	2,598	2,466

Gross profit	388	299	305
Selling, general and administrative expense	179	302	239
Asset impairments (see Note 2)	6	5	112
Business realignment costs (see Note 2)	9	16	8
Other operating (income) expense, net	(7)	2	(2)

Operating income (loss)	201	(26)	(52)
Interest expense, net	8	6	8
Affiliated interest expense, net (see Note 9)	79	88	83
Other non-operating (income) expense, net (see Note 4)	(98)	(100)	70

Income (loss) before income taxes and earnings (losses) from unconsolidated entities	212	(20)	(213)
Income tax expense (see Note 16)	27	13	17

Income (loss) before earnings from unconsolidated entities	185	(33)	(230)
Earnings from unconsolidated entities, net of taxes	1	1	1

Net income (loss)	186	(32)	(229)
Net (income) loss attributable to noncontrolling interest	(1)	1	1

Net income (loss) attributable to Hexion International Holdings Cooperatief U.A.	$185	$(31)	$(228)

See Notes to Consolidated Financial Statements

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
(In millions)	2015	2014	2013
Net income (loss)	$186	$(32)	$(229)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(45)	(56)	(2)
(Loss) gain recognized from pension and postretirement benefits	(1)	3	1

Other comprehensive loss	(46)	(53)	(1)

Comprehensive income (loss)	140	(85)	(230)
Comprehensive (income) loss attributable to noncontrolling interest	(1)	1	1

Comprehensive income (loss) attributable to Hexion International Holdings Cooperatief U.A.	$139	$(84)	$(229)

See Notes to Consolidated Financial Statements

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(In millions)	2015	2014	2013
Cash flows provided by (used in) operating activities
Net income (loss)	$186	$(32)	$(229)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	63	73	84
Allocations of corporate overhead, net (see Note 4)	6	11	9
(Gain) loss on foreign exchange guarantee agreement with parent (see Note 4)	(93)	(101)	32
Loss on cash pooling guarantee agreement with parent (see Note 4)	1	4	14
Gain on step acquisition (see Note 13)	(5)	—	—
Deferred tax expense (benefit)	8	(5)	(4)
Non-cash asset impairments and accelerated depreciation	7	5	113
Unrealized (gains) losses on pension and postretirement benefit plan liabilities	(13)	77	(39)
Unrealized foreign exchange loss (gain)	10	8	(20)
Other non-cash adjustments	(10)	(1)	(1)
Net change in assets and liabilities:
Accounts receivable	(11)	(41)	(48)
Inventories	35	(44)	12
Accounts payable	14	(15)	46
Income taxes payable	4	(1)	—
Other assets, current and non-current	14	27	(20)
Other liabilities, current and non-current	8	—	73

Net cash provided by (used in) operating activities	224	(35)	22

Cash flows used in investing activities
Capital expenditures	(81)	(93)	(62)
Capitalized interest	(1)	—	—
Purchase of businesses, net of cash acquired	(7)	(12)	—
Proceeds from the sale of assets	13	—	7
Funds remitted to unconsolidated affiliates, net	—	—	(15)
Change in restricted cash	(3)	(3)	15
Proceeds from sale of (purchases of) investments, net	6	(1)	(3)

Net cash used in investing activities	(73)	(109)	(58)

Cash flows (used in) provided by financing activities
Net short-term debt borrowings	9	2	5
Borrowings of long-term debt	21	92	26
Repayments of long-term debt	(39)	(87)	(394)
Affiliated loan (repayments) borrowings, net	(127)	22	494
Capital contribution from parent	26	29	31
Return of capital to parent	—	—	(48)

Net cash (used in) provided by financing activities	(110)	58	114

Effect of exchange rates on cash and cash equivalents	(9)	(8)	(4)
Increase (decrease) in cash and cash equivalents	32	(94)	74
Cash and cash equivalents (unrestricted) at beginning of year	83	177	103

Cash and cash equivalents (unrestricted) at end of year	$115	$83	$177

Supplemental disclosures of cash flow information
Cash paid for:
Interest, net	$85	$93	$91
Income taxes, net of cash refunds	13	24	—
Non-cash investing activity:
Assignment of note receivable from parent (see Note 9)	$—	$59	$—
Non-cash assumption of debt on step acquisition (see Note 13)	18	—	—
Non-cash financing activity:
Contribution from parent—settlement of intercompany guarantee agreements (see Note 4)	$—	$63	$—

See Notes to Consolidated Financial Statements

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

CONSOLIDATED STATEMENTS OF DEFICIT

(In millions)	Paid-in (Deficit) Capital	Loans Receivable from Parent	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Hexion International Holdings Cooperatief U.A. Shareholders’ Deficit	Noncontrolling Interest	Total
Balance at December 31, 2012	$30	$(180)	$39	$(332)	$(443)	$—	$(443)
Net loss	—	—	—	(228)	(228)	(1)	(229)
Other comprehensive loss	—	—	(1)	—	(1)	—	(1)
Net repayments from parent	—	30	—	—	30	—	30
Translation adjustment and other non-cash changes in principal	—	10	—	—	10	—	10
Capital contribution from parent	31	—	—	—	31	—	31
Allocations of corporate overhead (See Note 4)	9	—	—	—	9	—	9
Return of capital to parent	(48)	—	—	—	(48)	—	(48)

Balance at December 31, 2013	22	(140)	38	(560)	(640)	(1)	(641)
Net loss	—	—	—	(31)	(31)	(1)	(32)
Other comprehensive loss	—	—	(53)	—	(53)	—	(53)
Net repayments from parent	—	80	—	—	80	—	80
Translation adjustment and other non-cash changes in principal	—	59	—	—	59	—	59
Capital contribution from parent	29	—	—	—	29	—	29
Non-cash capital contribution from parent - settlement of intercompany guarantee agreements (see Note 4)	63	—	—	—	63	—	63
Purchase of business from related party under common control (see Note 4)	3	—	—	—	3	—	3
Allocations of corporate overhead (see Note 4)	11	—	—	—	11	—	11

Balance at December 31, 2014	128	(1)	(15)	(591)	(479)	(2)	(481)
Net income	—	—	—	185	185	1	186
Other comprehensive loss	—	—	(46)	—	(46)	—	(46)
Non-cash changes in principal and translation adjustment	—	(85)	—	—	(85)	—	(85)
Capital contribution from parent	30	—	—	—	30	—	30
Allocations of corporate overhead (see Note 4)	6	—	—	—	6	—	6

Balance at December 31, 2015	$164	$(86)	$(61)	$(406)	$(389)	$(1)	$(390)

See Notes to Consolidated Financial Statements

HEXION INTERNATIONAL HOLDINGS COOPERATIEF U.A.

Notes to Consolidated Financial Statements

(In millions)

1. Background and Basis of Presentation

Hexion International Holdings Cooperatief U.A. (“CO-OP”) (formerly known as Momentive International Holdings Cooperatief U.A.) is a holding company whose primary assets are its investments in Hexion Holding B.V. and Hexion Canada, Inc. (“Hexion Canada”), and their respective subsidiaries. Together, CO-OP, through its investments in Hexion Canada and Hexion Holding B.V. and their respective subsidiaries, (collectively referred to as the “Company”), is engaged in the manufacture and marketing of urea, phenolic, epoxy and epoxy specialty resins and coatings applications primarily used in forest and industrial and construction products and other specialty and industrial chemicals worldwide. At December 31, 2015, the Company’s operations included 37 manufacturing facilities in Europe, North America, South America, Australia, New Zealand, China and Korea.

The Company is a wholly owned subsidiary of Hexion Inc. (“Hexion”), which, through a series of intermediate holding companies, is controlled by investment funds managed by affiliates of Apollo Management Holdings, L.P. (together with Apollo Global Management, LLC and its subsidiaries, “Apollo”). The Company has significant related party transactions with Hexion, as discussed in Note 4. CO-OP operates as a business under the direction and with support of its parent, Hexion. All entities are under the common control of Hexion.

Hexion serves global industrial markets through a broad range of thermoset technologies, specialty products and technical support for customers in a diverse range of applications and industries.

2. Summary of Significant Accounting Policies

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries, all of which are under the common control and management of Hexion, and for which no substantive participating rights are held by minority shareholders. Intercompany transactions and balances have been eliminated. Noncontrolling interests exist for the equity interests in subsidiaries that are not 100% owned by the Company.

Foreign Currency Translations and Transactions—Assets and liabilities of foreign affiliates are translated at the exchange rates in effect at the balance sheet date. Income, expenses and cash flows are translated at average exchange rates prevailing during the year. The Company recognized transaction losses (gains) of $2, $(6) and $14 for the years ended December 31, 2015, 2014 and 2013, respectively, which are included as a component of “Net income (loss).” In addition, gains or losses related to the Company’s intercompany loans payable and receivable denominated in a foreign currency other than the subsidiary’s functional currency that are deemed to be permanently invested are also remeasured to cumulative translation and recorded in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets. The effect of translation is included in “Accumulated other comprehensive loss.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, it requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The most significant estimates that are included in the financial statements are environmental remediation liabilities, legal liabilities, deferred tax assets and liabilities and related valuation allowances, income tax accruals, pension and postretirement assets and liabilities, valuation allowances for accounts receivable and inventories, general insurance liabilities, asset impairments and fair values of assets acquired and liabilities assumed in business acquisitions. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2015 and 2014, the Company had interest-bearing time deposits and other cash equivalent investments of $14 and $11, respectively. These amounts are included in the Consolidated Balance Sheets as a component of “Cash and cash equivalents.”

Investments—Investments with original maturities greater than 90 days but less than one year are included in the Consolidated Balance Sheets as “Short-term investments.” At December 31, 2014, the Company had Brazilian real denominated U.S. dollar index investments of $7. These investments, which were classified as held-to-maturity securities, were recorded at cost, which approximates fair value.

Allowance for Doubtful Accounts—The allowance for doubtful accounts is estimated using factors such as customer credit ratings and past collection history. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be collected.

Inventories—Inventories are stated at lower of cost or market using the first-in, first-out method. Costs include direct material, direct labor and applicable manufacturing overheads, which are based on normal production capacity. Abnormal manufacturing costs are recognized as period costs and fixed manufacturing overheads are allocated based on normal production capacity. An allowance is provided for excess and obsolete inventories based on management’s review of inventories on-hand compared to estimated future usage and sales. Inventories in the Consolidated Balance Sheets are presented net of an allowance for excess and obsolete inventory of $3 and $4 at December 31, 2015 and 2014, respectively.

Deferred Expenses—Deferred debt financing costs are included in “Long-term debt” in the Consolidated Balance Sheets, with the exception of deferred financing costs related to revolving line of credit arrangements, which are included in “Other long-term assets” in the Consolidated Balance Sheets. These costs are amortized over the life of the related debt or credit facility using the effective interest method. Upon extinguishment of any debt, the related debt issuance costs are written off. At both December 31, 2015 and 2014, the Company’s unamortized deferred financing costs were $1.

Property and Equipment—Land, buildings and machinery and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of properties (the average estimated useful lives for buildings and machinery and equipment are 20 years and 15 years, respectively). Assets under capital leases are amortized over the lesser of their useful life or the lease term. Major renewals and betterments are capitalized. Maintenance, repairs, minor renewals and turnarounds (periodic maintenance and repairs to major units of manufacturing facilities) are expensed as incurred. When property and equipment is retired or disposed of, the asset and related depreciation are removed from the accounts and any gain or loss is reflected in operating income. The Company capitalizes interest costs that are incurred during the construction of property and equipment. Depreciation expense was $54, $63 and $73 for the years ended December 31, 2015, 2014 and 2013, respectively.

Goodwill and Intangibles—The excess of purchase price over net tangible and identifiable intangible assets of businesses acquired is carried as “Goodwill” in the Consolidated Balance Sheets. Separately identifiable intangible assets that are used in the operations of the business (e.g., patents and technology, tradenames, customer lists and contracts) are recorded at cost (fair value at the time of acquisition) and reported as “Other intangible assets, net” in the Consolidated Balance Sheets. Costs to renew or extend the term of identifiable intangible assets are expensed as incurred. The Company does not amortize goodwill. Intangible assets with determinable lives are amortized on a straight-line basis over the shorter of the legal or useful life of the assets, which range from 1 to 30 years (see Note 5).

Impairment—The Company reviews property and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows or other relevant observable measures. The Company tests goodwill for impairment annually, or when events or changes in circumstances indicate impairment may exist, by comparing the estimated fair value of each reporting unit to its carrying value to determine if there is an indication that a potential impairment may exist.

Long-Lived and Amortizable Intangible Assets

During the years ended December 31, 2015, 2014 and 2013, the Company recorded long-lived asset impairments of $6, $5 and $112, respectively, which are included in “Asset impairments” in the Consolidated Statements of Operations (see Note 6).

Goodwill

The Company performs an annual assessment of qualitative factors to determine whether the existence of any events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets. If, after assessing all events and circumstances, the Company determines it is more likely than not that the fair value of a reporting unit is less than the carrying amount of the reporting unit’s net assets, the Company uses a probability weighted market and income approach to estimate the fair value of the reporting unit. The Company’s market approach is a comparable analysis technique commonly used in the investment banking and private equity industries based on the EBITDA (earnings before interest, income taxes, depreciation and amortization) multiple technique. Under this technique, estimated fair value is the result of a market-based EBITDA multiple that is applied to an appropriate historical EBITDA amount, adjusted for the additional fair value that would be assigned by a market participant obtaining control over the reporting unit. The Company’s income approach is a discounted cash flow model. When the carrying amount of the reporting unit’s goodwill is greater than the estimated fair value of the reporting unit’s goodwill, an impairment loss is recognized for the difference.

At October 1, 2015 and 2014, the estimated fair value of the Company’s reporting unit was deemed to be substantially in excess of the carrying amount of assets (including goodwill) and liabilities assigned to the reporting unit.

General Insurance—The Company is generally insured for losses and liabilities for workers’ compensation, physical damage to property, business interruption and comprehensive general, product and vehicle liability under policies maintained by Hexion, and is allocated a share of the related premiums. The Company records losses when they are probable and reasonably estimable (see Note 4).

Legal Claims and Costs—The Company accrues for legal claims and costs in the period in which a claim is made or an event becomes known, if the amounts are probable and reasonably estimable. Each claim is assigned a range of potential liability and the most likely amount is accrued. If there is no amount in the range of potential liability that is most likely, the low end of the range is accrued. The amount accrued includes all costs associated with the claim, including settlements, assessments, judgments and fines. Legal fees are expensed as incurred (see Note 11).

Environmental Matters—Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Environmental accruals are reviewed on a quarterly basis and as events and developments warrant (see Note 11).

Asset Retirement Obligations—Asset retirement obligations are initially recorded at their estimated net present values in the period in which the obligation occurs, with a corresponding increase to the related long-lived asset. Over time, the liability is accreted to its settlement value and the capitalized cost is depreciated over the useful life of the related asset. When the liability is settled, a gain or loss is recognized for any difference between the settlement amount and the liability that was recorded.

Revenue Recognition—Revenue for product sales, net of estimated allowances and returns, is recognized as risk and title to the product transfer to the customer, which either occurs at the time shipment is made or upon delivery. In situations where product is delivered by pipeline, risk and title transfers when the product moves across an agreed-upon transfer point, which is typically the customers’ property line. Product sales delivered by pipeline are measured based on daily flow meter readings. The Company’s standard terms of delivery are included in its contracts of sale or on its invoices.

Shipping and Handling—Freight costs that are billed to customers are included in “Net sales” in the Consolidated Statements of Operations. Shipping costs are incurred to move the Company’s products from production and storage facilities to the customer. Handling costs are incurred from the point the product is removed from inventory until it is provided to the shipper and generally include costs to store, move and prepare the products for shipment. Shipping and handling costs are recorded in “Cost of sales” in the Consolidated Statements of Operations.

Research and Development Costs—Funds are committed to research and development activities for technical improvement of products and processes that are expected to contribute to future earnings. All costs associated with research and development are charged to expense as incurred. Research and development and technical service expense of $32, $43 and $40 for the years ended December 31, 2015, 2014 and 2013, respectively, is included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Business Realignment Costs—The Company incurred “Business realignment costs” totaling $9, $16 and $8 for the years ended December 31, 2015, 2014 and 2013, respectively. For the years ended December 31, 2015 and 2014, these costs primarily included expenses from the Company’s restructuring and cost optimization programs (see Note 3), as well as costs for environmental remediation at certain formerly owned locations. For the year ended December 31, 2013, these costs primarily represent certain environmental expenses related to the Company’s productivity savings programs, as well as other minor headcount reduction programs.

Pension Liabilities—Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and asset/liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors, such as retirement age, mortality and turnover, and updates them to reflect the Company’s experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of future cash payments. The Company discounts these cash payments using a split-rate interest approach. This approach uses multiple interest rates from market-observed forward yield curves which correspond to the estimated timing of the related benefit payments. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

To determine the expected long-term rate of return on pension plan assets, the Company considers current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future return expectations for the principal benefit plans’ assets, the Company evaluates general market trends as well as key elements of asset class returns such as expected earnings growth, yields and spreads across a number of potential scenarios.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.

Deferred tax balances are adjusted to reflect tax rates, based on current tax laws that will be in effect in the years in which temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For purposes of these financial statements, the international subsidiaries are treated as foreign subsidiaries of a domestic parent, the Company, for all periods presented. Income tax expense (benefit) for the Company as well as a rate reconciliation is provided in Note 16.

Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the Consolidated Financial Statements. Tax benefits are recognized in the Consolidated Financial Statements when it is more likely than not that a tax position will be sustained upon examination. Tax benefits are measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company classifies interest and penalties as a component of tax expense.

Derivative Financial Instruments—The Company periodically enters into forward exchange contracts or interest rate swaps to reduce its cash flow exposure to changes in foreign exchange rates or interest rates. The Company does not hold or issue derivative financial instruments for trading purposes. These instruments are not accounted for using hedge accounting, but are measured at fair value and recorded in the balance sheet as an asset or liability, depending upon the Company’s underlying rights or obligations. Changes in fair value are recognized in earnings (see Note 7).

Stock-Based Compensation—Stock-based compensation cost is measured at the grant date based on the fair value of the award which is amortized as expense over the requisite service period on a graded-vesting basis. The Company does not maintain any stock-based compensation plans; however, certain of the Company’s employees have been granted equity awards denominated in units of Hexion Holdings LLC, Hexion’s ultimate parent. The Company is allocated a share of the related compensation expense (see Note 4).

Transfers of Financial Assets—The Company executes factoring and sales agreements with respect to its trade accounts receivable to support its working capital requirements. The Company accounts for these transactions as either sales-type or financing-type transfers of financial assets based on the terms and conditions of each agreement.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily temporary investments and accounts receivable. The Company places its temporary investments with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Concentrations of credit risk for accounts receivable are limited due to the large number of customers in the Company’s customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Corporate Overhead Allocations—In order to properly present the financial results of the Company on a stand-alone basis, corporate controlled expenses incurred by Hexion that are not reimbursed by the Company are allocated to the Company. The amounts are allocated on the basis of “Net sales.” Management believes that the amounts allocated in such a manner are reasonable and consistent. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently (see Note 4).

Subsequent Events—The Company has evaluated events and transactions subsequent to December 31, 2015 through the date of issuance of its Consolidated Financial Statements.

Recently Issued Accounting Standards

Newly Issued Accounting Standards

In May, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2014-09: Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the existing revenue recognition guidance and most industry-specific guidance applicable to revenue recognition. According to the new guidance, an entity will apply a principles-based five step model to recognize revenue upon the transfer of promised goods or services to customers and in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The revised effective date for ASU 2014-09 is for annual and interim periods beginning on or after December 15, 2017, and early adoption will be permitted for annual and interim periods beginning on or after December 15, 2016. Entities will have the option of using either a full retrospective approach or a modified approach to adopt the guidance in ASU 2014-09. The Company is currently assessing the potential impact of ASU 2014-09 on its financial statements.

In January 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Board Update No. 2015-01: Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU 2015-01”). ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items and removes the requirement to present extraordinary items separately on the income statement, net of tax. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-01 are not expected to have a significant impact on the Company’s financial statements.

In February 2015, the FASB issued Accounting Standards Board Update No. 2015-02: Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 amends the existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of fees paid to a decision maker or a service provider as variable interest, (iii) the effect of fee arrangements on the primary beneficiary determination, and (iv) the effect of related parties on the primary beneficiary determination. ASU 2015-02 simplifies the existing guidance by reducing the number of consolidation models from four to two, reducing the extent to which related party arrangements cause an entity to be considered a primary beneficiary, and placing more emphasis on the risk of loss when determining a controlling financial interest. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-02 are not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. The guidance is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The requirements of ASU 2015-03 are not expected to have a significant impact on the Company’s financial statements.

In July 2015, the FASB issued Accounting Standards Board Update No. 2015-11: Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015-11”) as part of the overall FASB simplification initiative. ASU 2015-11 replaces the existing concept of market value of inventory (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin) with the single measurement of net realizable value. The guidance is effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The requirements of ASU 2015-11 are not expected to have a significant impact on the Company’s financial statements.

In September 2015, the FASB issued Accounting Standards Board Update No. 2015-16: Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments (“ASU 2015-16”)

as part of the FASB simplification initiative. ASU 2015-16 eliminates the requirement for an acquirer in a business combination to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained during the measurement period. Instead, ASU 2015-16 allows an acquirer to recognize measurement period adjustments prospectively, with added disclosure of the impact on previous periods if the adjustments had been recognized as of the acquisition date. The guidance is effective for the annual periods beginning after December 15, 2015, including interim periods within that reporting period. The requirements of ASU 2015-16 are not expected to have a significant impact on the Company’s financial statements.

Newly Adopted Accounting Standards

In April 2015, the FASB issued Accounting Standards Board Update No. 2015-03: Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability, and also requires that the amortization of such costs be reported as interest expense. In August 2015, ASU 2015-03 was amended by Accounting Standards Board Update No. 2015-15: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements (“ASU 2015-15”). ASU 2015-15 adds language to ASU 2015-03 based on the SEC Staff Announcement that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03, as amended by ASU 2015-15, is effective for annual periods beginning after December 15, 2015, including interim periods within that reporting period, and early adoption is permitted. The Company elected to early adopt ASU 2015-03 as of December 31, 2015 and this adoption did not have a significant impact on the Company’s financial statements.

In May 2015, the FASB issued Accounting Standards Board Update No. 2015-07: Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). Under the new guidance, investments measured at net asset value (“NAV”), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The new guidance is effective in 2016 for calendar year-end public business entities, and early adoption is permitted. The Company elected to early adopt ASU 2015-07 as of December 31, 2015 and the guidance impacted the presentation of certain pension related assets that use NAV as a practical expedient (see Note 12).

In November 2015, the FASB issued Accounting Standards Board Update No. 2015-17: Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”) as part of the FASB simplification initiative. Current U.S. GAAP requires that deferred tax liabilities and assets be separated into current and noncurrent in a classified balance sheet. ASU 2015-17 requires that these deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by this ASU. The guidance is effective for the annual periods beginning after December 15, 2016, including interim periods within that reporting period, and early adoption is permitted. The Company elected to early adopt ASU 2015-17 prospectively as of December 31, 2015 and reclassified $2 of deferred tax assets from “Other current assets” to “Deferred income taxes” within our Consolidated Balance Sheets.

3. Restructuring

2015 Restructuring Activities

In 2014, in response to an uncertain economic outlook, the Company initiated significant restructuring programs with the intent to optimize its cost structure and bring manufacturing capacity in line with demand. The

Company estimates that the restructuring activities under these programs will be completed over the next 6 months. As of December 31, 2015, $9 of costs have been incurred over the life of these programs, consisting primarily of workforce reduction costs, and no additional costs are expected to be incurred.

Workforce reduction costs primarily relate to non-voluntary employee termination benefits and are accounted for under the guidance for nonretirement postemployment benefits or as exit and disposal costs, as applicable. During the year ended December 31, 2015 charges of $1 were recorded in “Business realignment costs” in the Consolidated Statements of Operations. At December 31, 2015, the Company had accrued $2 for restructuring liabilities in “Other current liabilities” in the Consolidated Balance Sheets.

The following table summarizes restructuring information:

Restructuring costs expected to be incurred	$9
Cumulative restructuring costs incurred through December 31, 2015	$9
Accrued liability at December 31, 2013	$—
Restructuring charges	8

Accrued liability at December 31, 2014	$8
Restructuring charges	1
Payments	(7)

Accrued liability at December 31, 2015	$2

4. Related Party Transactions

Product Sales and Purchases

The Company sells finished goods and certain raw materials to Hexion and certain of its subsidiaries. Total sales were $233, $239 and $180 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company also purchases raw materials and finished goods from Hexion and certain of its subsidiaries. Total purchases were $63, $79 and $68 for the years ended December 31, 2015, 2014 and 2013, respectively. These transactions are included in “Net sales” and “Cost of sales” in the Consolidated Statements of Operations, accordingly.

The Company sells products to certain Apollo affiliates and other related parties. These sales were $27, $19 and $12 for the years ended December 31, 2015, 2014 and 2013, respectively. Accounts receivable from these affiliates were $5 at both December 31, 2015 and 2014. The Company also purchases raw materials and services from certain Apollo affiliates and other related parties. These purchases were $4, $4 and $11 for the years ended December 31, 2015, 2014 and 2013, respectively. The Company had accounts payable to these affiliates of less than $1 and $1 at December 31, 2015 and 2014, respectively.

Billed Allocated Expenses

Hexion incurs various administrative and operating costs on behalf of the Company that are reimbursed by the Company. These costs include engineering and technical support, purchasing, quality assurance, sales and customer service, information systems, research and development and certain administrative services. These service costs have been allocated to the Company generally based on sales or sales volumes and when determinable, based on the actual usage of resources. These costs were $43, $40 and $43 for the years ended December 31, 2015, 2014 and 2013, respectively, and are primarily included within “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Hexion provides global services related to procurement to the Company. These types of services are a raw materials based charge as a result of the global services being primarily related to procurement. The Company’s expense relating to these services totaled $18, $24 and $23 for the years ended December 31, 2015, 2014 and 2013, respectively, and is classified in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

The Company also has various technology and royalty agreements with Hexion. Charges under these agreements are based on revenue or profits generated. The Company’s total expense related to these agreements was $20, $36 and $33 for the years ended December 31, 2015, 2014 and 2013, respectively, and is classified in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

In addition, Hexion maintains certain insurance policies that benefit the Company. Expenses related to these policies are allocated to the Company based upon sales, and were $5, $4 and $4 for the years ended December 31, 2015, 2014 and 2013, respectively. These expenses are included in “Selling, general and administrative expense” in the Consolidated Statements of Operations.

Foreign Exchange Gain/Loss Agreement

The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each year from 2012 through 2015) with Hexion, whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for statutory purposes associated with certain of its affiliated loans. The Company recorded an unrealized gain (loss) of $93, $101 and $(32) for the years ended December 31, 2015, 2014 and 2013, respectively, which has been recorded within “Other non-operating (income) expense, net” in the Consolidated Statements of Operations. During the year ended December 31, 2014, Hexion contributed its outstanding receivable of $41 related to the hedge agreement results and remuneration amounts from 2012 and 2013 to the Company as a capital contribution and permanent investment in the Company, which is recorded in “Paid-in-capital” in the Consolidated Balance Sheets. During the year ended December 31, 2015, $85 of the outstanding receivable related to the hedge agreement results from 2014 was converted into an affiliated loan from Hexion to the Company. At December 31, 2015, the balance of this affiliated loan is recorded in “Loans receivable from parent” within the equity section of the Consolidated Balance Sheets.

Cash Pooling Agreement Guarantee

In March 2012, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any interest income or expense exposure incurred by the Company for statutory purposes associated with certain of its affiliated loans that were entered into under an internal cash management agreement. In connection with this agreement, the Company recorded expense of $1, $4 and $14 for the years ended December 31, 2015, 2014 and 2013, respectively, which has been recorded within “Other non-operating (income) expense, net” in the Consolidated Statements of Operations. During the year ended December 31, 2014, Hexion contributed its outstanding receivable of $21 related to the agreement to the Company as a capital contribution and permanent investment in the Company, which is recorded in “Paid-in-capital” in the Consolidated Balance Sheets.

Accounts Receivable Factoring Agreement Guarantee

In December 2013, the Company entered into a guarantee agreement with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange or bad debt exposure incurred by the Company for statutory purposes associated with purchases and sales of accounts receivable under an internal accounts receivable purchase and sale agreement. In connection with this agreement, the Company recorded income of less than $1 and expense of $1, respectively, for the years ended December 31, 2015 and 2014, which has been recorded within “Other non-operating (income) expense, net” in the Consolidated Statements of Operations. During the year ended December 31, 2014, Hexion contributed its outstanding receivable of $1 related to the agreement to the Company as a capital contribution and permanent investment in the Company, which is recorded in “Paid-in-capital” in the Consolidated Balance Sheets.

Other Allocated Expenses

During the year ended December 31, 2013, Hexion allocated approximately $15 of expenses to the Company related to the Company’s estimated share of certain financing fees incurred by Hexion in conjunction with the refinancing transactions in 2013 (see Note 8). These amounts are included in “Other non-operating (income) expense, net” in the Consolidated Statements of Operations.

At December 31, 2015 and 2014, the Company had affiliated receivables of $221 and $190, respectively, and affiliated payables of $100, respectively, pertaining to all of the billed related party transactions described above.

Unbilled Allocated Corporate Controlled Expenses

In addition to direct charges, Hexion provides certain administrative services that are not reimbursed by the Company. These costs include corporate controlled expenses such as executive management, legal, health and safety, accounting, tax and credit, and have been allocated herein to the Company on the basis of “Net sales.” The charges also include allocated stock-based compensation expense of less than $1 for the years ended December 31, 2015 and 2014 and $1 for the year ended December 31, 2013, respectively, which is included in the Finance section of the table below. Management believes that the amounts are allocated in a manner that is reasonable and consistent, and that these allocations are necessary in order to properly depict the financial results of the Company on a stand-alone basis. However, the amounts are not necessarily indicative of the costs that would have been incurred if the Company had operated independently. These charges are included in “Selling, general and administrative expense” in the Consolidated Statements of Operations, with the offsetting credit recorded in “Paid-in capital.” There is no income tax provided on these amounts because they are not deductible for tax purposes.

The following table summarizes the corporate controlled expense allocations for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Executive group	$3	$3	$2
Environmental, health and safety services	1	2	1
Finance	2	6	6

Total	$6	$11	$9

See Note 9 for a description of the Company’s affiliated financing and investing activities.

Other Transactions

In March 2014, the Company entered into a ground lease with a Brazilian subsidiary of Momentive Performance Materials Inc. (“MPM”) to lease a portion of MPM’s manufacturing site in Itatiba, Brazil for purposes of constructing and operating an epoxy production facility. In conjunction with the ground lease, the Company also entered into a site services agreement whereby MPM’s subsidiary provides to the Company various services such as environmental, health and safety, security, maintenance and accounting, amongst others, to support the operation of this new facility. The Company paid less than $1 to MPM under this agreement for the year ended December 31, 2015 and 2014.

In April 2014, the Company purchased 100% of the interests in MPM’s Canadian subsidiary for a purchase price of approximately $12. As a part of the transaction the Company also entered into a non-exclusive distribution agreement with a subsidiary of MPM, whereby the Company will act as a distributor of certain of MPM’s products in Canada. The agreement has a term of 10 years, and is cancelable by either party with 180 days’ notice. The Company is compensated for acting as distributor at a rate of 2% of the net selling price of the related products sold. Additionally, MPM provided transitional services to the Company for a period of 6 months subsequent to the transaction date. During the year ended December 31, 2015 and 2014, the Company purchased approximately $28 and $29, respectively, of products from MPM under this distribution agreement, and earned $1 from MPM as compensation for acting as distributor of the products. As of both December 31, 2015 and 2014, the Company had $2 of accounts payable to MPM related to the distribution agreement.

As both the Company and MPM shared a common ultimate parent at the time of the transaction, this purchase was accounted for as a transaction under common control as defined in the accounting guidance for business combinations, resulting in the Company recording the net assets of the acquired entity at carrying value. Additionally, the gain on the purchase of $3 was accounted for as a capital contribution, and is reflected as an addition to “Paid-in-Capital” in the Consolidated Balance Sheets.

5. Goodwill and Other Intangible Assets

The gross carrying amount and accumulated impairments of goodwill consist of the following as of December 31, 2015 and 2014:

2015				2014
Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Foreign Currency Translation	Net Book Value
$116	$(5)	$(10)	$101	$106	$(5)	$1	$102

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

Total
Goodwill balance at December 31, 2013	$115
Foreign currency translation	(13)

Goodwill balance at December 31, 2014	102
Acquisitions	10
Foreign currency translation	(11)

Goodwill balance at December 31, 2015	$101

In 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd, a joint venture in China, from its joint venture partner, and the allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in $10 being allocated to goodwill (see Note 13).

The Company’s intangible assets with identifiable useful lives consist of the following as of December 31, 2015 and 2014:

	2015				2014
	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Impairments	Accumulated Amortization	Net Book Value
Patents and technology	$67	$—	$(50)	$17	$67	$—	$(44)	$23
Customer lists and contracts	78	(17)	(52)	9	78	(17)	(47)	14
Other	19	—	(9)	10	19	—	(6)	13

Total	$164	$(17)	$(111)	$36	$164	$(17)	$(97)	$50

The impact of foreign currency translation on intangible assets is included in accumulated amortization.

Total intangible amortization expense for the years ended December 31, 2015, 2014 and 2013 was $9, $10 and $11, respectively.

Estimated annual intangible amortization expense for 2016 through 2020 is as follows:

2016	$9
2017	5
2018	4
2019	4
2020	4

6. Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

Recurring Fair Value Measurements

Following is a summary of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
December 31, 2015
Derivative assets	$—	$184	$—	$184
December 31, 2014
Derivative assets	$—	$98	$—	$98

Level 2 derivative liabilities consist of derivative instruments transacted primarily in over-the-counter markets. There were no transfers between Level 1, Level 2 or Level 3 measurements during the years ended December 31, 2015 and 2014.

The Company calculates the fair value of its Level 2 derivative liabilities using standard pricing models with market-based inputs, adjusted for nonperformance risk. When its financial instruments are in a liability position, the Company evaluates its credit risk as a component of fair value. At December 31, 2015 and 2014, no adjustment was made by the Company to reduce its derivative liabilities for nonperformance risk.

When its financial instruments are in an asset position, the Company is exposed to credit loss in the event of nonperformance by other parties to these contracts and evaluates their credit risk as a component of fair value.

Non-recurring Fair Value Measurements

Following is a summary of losses as a result of the Company measuring assets at fair value on a non-recurring basis during the years ended December 31, 2015, 2014 and 2013, all of which were valued using Level 3 inputs.

	Year Ended December 31,
	2015	2014	2013
Long-lived assets held and used	$4	$5	$111
Long-lived assets held for disposal/abandonment	2	—	1

Total	$6	$5	$112

In 2015, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $5 to fair value of $1, resulting in an impairment charge of $4.

In 2015, as a result of the Company’s decision to dispose of certain long-lived assets before the end of their estimated useful lives, the Company wrote down long-lived assets with a carrying value of $2 to fair value of $0, resulting in an impairment charge of $2.

In 2014, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $5, to fair value of $0, resulting in an impairment charge of $5.

In 2013, the Company significantly lowered its forecast of estimated earnings and cash flows for its epoxy business from those previously projected. This was due to sustained overcapacity in the epoxy resins market throughout 2013 and increased competition from Asian imports, which resulted in a significant decrease in earnings and cash flows in the epoxy business in the fourth quarter of 2013. Additionally, the Company expected continued overcapacity in the epoxy resins market. As a result, the Company wrote down long-lived assets with a carrying value of $207 to fair value of $103, resulting in an impairment charge of $104. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the discounted cash flow analysis included projected long-term future cash flows, projected growth rates and discount rates associated with these long-lived assets. Future projected long-term cash flows and growth rates were derived from models based upon forecasts prepared by the Company’s management. These projected cash flows were discounted using a rate of 14%.

In 2013, as a result of the likelihood that certain long-lived assets would be disposed of before the end of their estimated useful lives, resulting in lower future cash flows associated with these assets, the Company wrote down long-lived assets with a carrying value of $8 to fair value of $1, resulting in an impairment charge of $7. These assets were valued by using a discounted cash flow analysis based on assumptions that market participants would use. Significant unobservable inputs in the model included projected short-term future cash flows associated with these long-lived assets through the projected disposal date. Future projected short-term cash flows were derived from forecast models based upon budgets prepared by the Company’s management.

In 2013, as a result of the Company’s decision to dispose of certain long-lived assets before the end of their estimated useful lives, the Company wrote down long-lived assets with a carrying value of $1 to fair value of $0, resulting in an impairment charge of $1.

Non-derivative Financial Instruments

The following table summarizes the carrying amount and fair value of the Company’s non-derivative financial instruments:

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3	Total
December 31, 2015
Non-affiliated debt	$102	$—	$100	$2	$102
December 31, 2014
Non-affiliated debt	$106	$—	$103	$3	$106

Fair values of debt classified as Level 2 are determined based on other similar financial instruments, or based upon interest rates that are currently available to the Company for the issuance of debt with similar terms and maturities. Level 3 amounts represent capital leases whose fair value is determined through the use of present value and specific contract terms. The carrying amounts of cash and cash equivalents, short term investments, accounts receivable, accounts payable and other accrued liabilities are considered reasonable estimates of their fair values due to the short-term maturity of these financial instruments.

7. Derivative Instruments and Hedging Activities

Derivative Financial Instruments

The Company is exposed to certain risks related to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign Exchange Rate Swaps

International operations account for a significant portion of the Company’s revenue and operating income. The Company’s policy is to reduce foreign currency cash flow exposure from exchange rate fluctuations by hedging anticipated and firmly committed transactions when it is economically feasible. The Company periodically enters into forward contracts to buy and sell foreign currencies to reduce foreign exchange exposure and protect the U.S. dollar value of certain transactions to the extent of the amount under contract. The counter-parties to our forward contracts are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

The Company is party to various foreign exchange rate swaps in Brazil in order to reduce the foreign currency risk associated with certain assets and liabilities of its Brazilian subsidiary that are denominated in U.S. dollars. The counter-parties to the foreign exchange rate swap agreements are financial institutions with investment grade ratings. The Company does not apply hedge accounting to these derivative instruments.

Foreign Exchange Gain/Loss Agreement

The Company entered into a foreign exchange gain/loss guarantee agreement in 2011 (which was renewed in each of 2012 through 2015) with Hexion whereby Hexion agreed to hold the Company neutral for any foreign exchange gains or losses incurred by the Company for income tax purposes associated with certain of its affiliated loans. This arrangement qualifies as a derivative and is recorded at fair value in the Consolidated Balance Sheets. The Company does not apply hedge accounting to this derivative instrument.

The following table summarizes the Company’s derivative financial instrument assets and liabilities as of December 31:

	2015				2014
Derivatives not designated as hedging instruments	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Average Days to Maturity	Average Contract Rate	Notional Amount	Fair Value Asset (Liability)	Location of Derivative Asset (Liability)
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	365	—	$823	$183	365	—	$815	$98	Accounts receivable from affiliates and Loans receivable from parent
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps—asset	—	—	15	1	—	—	4	—	Other current assets
Brazil foreign exchange rate swaps—liability	—	—	5	—	—	—	12	(1)	Other current liabilities

Total				$184				$97

The following table summarizes gains and losses recognized on the Company’s derivative financial instruments, which are recorded in “Other non-operating (income) expense, net” in the Consolidated Statements of Operations:

Derivatives not designated as hedging instruments	Amount of Gain (Loss) Recognized in Income for the Year Ended December 31:
	2015	2014	2013
Foreign Exchange Gain/Loss Agreement
Foreign exchange gain/loss agreement with affiliate	$93	$101	$(32)
Foreign Exchange Rate Swaps
Brazil foreign exchange rate swaps	1	(1)	—

Total	$94	$100	$(32)

8. Non-Affiliated Debt and Lease Obligations

Non-affiliated debt outstanding at December 31, 2015 and 2014 is as follows:

	2015		2014
	Long-Term	Due Within One Year	Long-Term	Due Within One Year
ABL Facility	$—	$—	$—	$—
Other Borrowings:
Australia Facility due 2017 at 4.5% and 5.1% at December 31, 2015 and 2014, respectively	29	3	36	4
Brazilian bank loans at 10.9% and 7.5% at December 31, 2015 and 2014	5	42	10	46
Capital leases and other	2	21	5	5

Total	$36	$66	$51	$55

ABL Facility

In March 2013 Hexion entered into a new $400 asset-based revolving loan facility, subject to a borrowing base (the “ABL Facility”). The ABL Facility replaced Hexion’s senior secured credit facilities, which included a $171 revolving credit facility and a $47 synthetic letter of credit facility at the time of the termination of such facilities upon Hexion’s entry into the ABL Facility. Certain of the Company’s subsidiaries (Hexion B.V., Hexion Canada and certain Hexion UK subsidiaries) are eligible to obtain borrowings under the ABL Facility.

The ABL Facility has a five-year term unless, on the date that is 91 days prior to the scheduled maturity of Hexion’s 8.875% Senior Secured Notes due 2018, more than $50 aggregate principal amount of 8.875% Senior Secured Notes due 2018 is outstanding, in which case the ABL Facility will mature on such earlier date. Availability under the ABL Facility is $400, subject to a borrowing base based on a specified percentage of eligible accounts receivable and inventory. The ABL Facility bears interest on loans to the Company’s subsidiaries at a floating rate based on, at the Company’s option, an adjusted LIBOR rate plus an initial applicable margin of 2.25% or an alternate base rate plus an initial applicable margin of 1.25%. From and after the date of delivery of Hexion’s financial statements for the first fiscal quarter ended after the effective date of the ABL Facility, the applicable margin for such borrowings will be adjusted depending on the availability under the ABL Facility. As of December 31, 2015, the applicable margin for LIBOR rate loans was 1.75% and for alternate base rate loans was 0.75%. In addition to paying interest on outstanding principal under the ABL Facility, Hexion is required to pay a commitment fee to the lenders in respect of the unutilized commitments at an initial rate equal to 0.50% per annum, subject to adjustment depending on the usage. The ABL Facility does not have any financial maintenance covenants, other than a fixed charge coverage ratio of 1.0 to 1.0 that only applies if availability under the ABL Facility is less than the greater of (a) $40 and (b) 12.5% of the lesser of the borrowing base and the total ABL Facility commitments at such time. The fixed charge coverage ratio under the credit agreement governing the ABL Facility is generally defined as the ratio of (a) Adjusted EBITDA minus non-financed capital expenditures and cash taxes to (b) debt service plus cash interest expense plus certain restricted payments, each measured on a pro forma. The ABL Facility is secured by, among other things, first-priority liens on most of the inventory and accounts receivable and related assets of Hexion, its domestic subsidiaries and certain of its foreign subsidiaries (including the Company and Hexion B.V., Hexion Canada and certain Hexion UK subsidiaries) (the “ABL Priority Collateral”), and by second-priority liens on certain collateral that generally includes most of Hexion’s, its domestic subsidiaries’ and certain of its foreign subsidiaries’ assets other than the ABL Priority Collateral, in each case subject to certain exceptions and permitted liens. Cross collateral guarantees exist whereby Hexion is a guarantor of the Company’s borrowings under the ABL Facility, while the Company and certain of its subsidiaries guarantee certain obligations of Hexion and its subsidiaries. Events of default include the failure to pay principal and interest when due, a material breach of representation or warranty, covenant defaults, events of bankruptcy and a change of control. In addition, the ABL Facility of Hexion contains cross-acceleration and cross default provisions. Accordingly, events of default under certain other foreign debt agreements could result in certain of the Company’s outstanding debt becoming immediately due and payable.

In July 2015, the Company entered into an amendment to its ABL Facility, which was completed in November 2015, under which certain of the Company’s subsidiaries are borrowers, to (i) add one of its German subsidiaries as a borrower and one of its German subsidiaries as a guarantor and (ii) expand its borrowing base to include certain machinery and equipment in certain foreign jurisdictions, subject to customary reserves.

Available borrowings to the Company’s subsidiaries under the ABL Facility were $208 as of December 31, 2015, and there were no outstanding borrowings under the ABL Facility as of December 31, 2015.

Other Borrowings

The Company’s Australian Term Loan Facility has a variable interest rate equal to the 90 day Australian or New Zealand Bank Bill Rates plus an applicable margin. The agreement also provides access to a $10 revolving credit facility. There were no outstanding balances on the revolving credit facility at either December 31, 2015 or 2014.

The Brazilian bank loans represent various bank loans, primarily for working capital purposes and to finance the construction of a new plant in 2010.

In addition to available borrowings under Hexion’s revolving credit facility, the Company has available borrowings under various international credit facilities. At December 31, 2015, under these international credit facilities the Company had $17 available to fund working capital needs and capital expenditures. While these facilities are primarily unsecured, portions of the lines are collateralized by equipment and cash and short term investments at December 31, 2015.

Hexion NSF (a subsidiary of CO-OP), along with Hexion, are co-issuers and obligors of $574 of 9.00% Second-Priority Senior Secured Notes due 2020, as well as $200 of 8.875% Senior Secured Notes due 2018. These notes are guaranteed by Hexion and certain of its subsidiaries, and are not reflected in the Company’s Consolidated Financial Statements.

Aggregate maturities of debt and minimum annual rentals under operating leases at December 31, 2015, for the Company are as follows:

Year	Debt	Minimum Rentals Under Operating Leases	Minimum Payments Under Capital Leases
2016	$66	$8	$2
2017	32	6	—
2018	1	6	—
2019	1	5	—
2020	—	2	—
2021 and beyond	—	5	1

Total minimum payments	$100	$32	3

Less: Amount representing interest			(1)

Present value of minimum payments			$2

The Company’s operating leases consist primarily of vehicles, equipment, land and buildings. Rental expense under operating leases amounted to $7, $8 and $10 for the years ended December 31, 2015, 2014 and 2013, respectively.

9. Affiliated Financing

The following table summarizes the Company’s outstanding loans payable and loans receivable with affiliates as of December 31, 2015 and 2014, as well as the corresponding interest expense (income) for the years ended December 31, 2015 and 2014:

	2015			2014
	Long-Term	Due Within One Year	Interest Expense (Income)	Long-Term	Due Within One Year	Interest Expense (Income)
Affiliated debt payable:
Loan payable to Hexion due 2020 at 9.0% at December 31, 2015 and 2014	$276	$—	$25	$308	$—	$31
Loan payable to Hexion due 2020 at 10.0% at December 31, 2015 and 2014	110	—	11	119	—	14
Loan payable to Hexion due 2020 at 6.6% at December 31, 2015 and 2014	565	—	37	529	—	34
Loan payable to Hexion due 2017 at 2.6% at December 31, 2015	238	—	4	—	—	—
Loan payable to Hexion due 2015 at 2.0% at December 31, 2014	—	—	—	—	265	1
Other loans due to Hexion and affiliates at 5.6% and 5.5% at December 31, 2015 and 2014, respectively	59	13	6	52	11	11

Total affiliated debt payable	$1,248	$13	$83	$1,008	$276	$91

Affiliated debt receivable:
Loan receivable from Hexion due 2017 at 2.5% at December 31, 2015 and 2014	$143	$—	$(1)	$—	$—	$—
Other loans due from Hexion and affiliates at 2.3% and 3.5% at December 31, 2015 and 2014, respectively	91	33	(3)	38	11	(3)

Total affiliated debt receivable	$234	$33	$(4)	$38	$11	$(3)

Affiliated Debt Payable

In conjunction with CO-OP’s acquisition of NBC Germany, CO-OP issued a note payable to Hexion Canada of €254, or $340, at December 31, 2010. In turn, Hexion Canada assigned this note to Hexion NSF in partial settlement of its note payable to Hexion NSF. This partial settlement triggered the requirement of Hexion to subscribe to shares in Hexion Canada under the Stock Subscription Agreement, which was subsequently waived by Hexion Canada. As of December 31, 2015 and 2014, $276 and $308, respectively, was outstanding under this loan. Interest expense related to this loan totaled $25 and $31 for the years ended December 31, 2015 and 2014, respectively.

In 2010, in conjunction with a tax restructuring that occurred in Canada, CO-OP issued a note payable to Hexion due November 2020. As of December 31, 2015 and 2014, $110 and $119, respectively, was outstanding under this loan. Interest expense related to this loan totaled $11 and $14 for the years ended December 31, 2015 and 2014, respectively.

In 2012, the Company borrowed $98 from Hexion under a new loan that bears interest at 6.625% and matures in 2020. The proceeds of the loan were used to repay existing term loans maturing in May 2013 under Hexion’s amended senior secured credit facilities, as part of Hexion’s refinancing transactions in 2012. In 2013, the Company borrowed an additional $370 under this loan, the proceeds of which were used to repay existing term loans maturing in May 2015 under Hexion’s amended senior secured credit facilities, as part of Hexion’s refinancing transactions in 2013. As of December 31, 2015 and 2014, there was $565 and $529 respectively, outstanding under this loan. Interest expense related to this loan was $37 and $34 during the years ended December 31, 2015 and 2014, respectively.

In 2014, for cash management purposes, the Company borrowed $265 from Hexion under a new loan that bears interest at 2.0%. Interest expense related to this loan was $1 during the year ended December 31, 2014. In 2015, the outstanding balance of this loan was rolled into a new loan that bears interest at 2.6% and matures in 2017. As of December 31, 2015, $238 was outstanding under this new loan. Interest expense related to this new loan was $4 during the year ended December 31, 2015.

The total outstanding loans payable balances are included in “Affiliated debt payable within one year” and “Affiliated long-term debt” in the Consolidated Balance Sheets.

Affiliated Debt Receivable

In 2015, for working capital purposes, the company issued a note to Hexion due July 2017. As of December 31, 2015, there was $143 outstanding under this loan. Interest income related to this new loan was $1 for the year ended December 31, 2015.

Balance Sheet Classification

Of the outstanding loans receivable as of December 31, 2015 and 2014, $86 and $1, respectively, represented amounts receivable from Hexion that are not expected to be repaid for the foreseeable future. As Hexion is the Company’s parent, these amounts were recorded as a reduction of equity in the Consolidated Balance Sheets. Although these loans receivable are not expected to be repaid for the foreseeable future, facts and circumstances could change and result in such amounts being repaid or otherwise settled.

The remaining outstanding loans receivable balances are included in “Loans receivable from affiliates” and “Long-term loans receivable from affiliates” in the Consolidated Balance Sheets.

10. Guarantees, Indemnities and Warranties

Standard Guarantees / Indemnifications

In the ordinary course of business, the Company enters into a number of agreements that contain standard guarantees and indemnities where the Company may indemnify another party for, among other things, breaches of representations and warranties. These guarantees or indemnifications are granted under various agreements, including those governing (i) purchases and sales of assets or businesses, (ii) leases of real property, (iii) licenses of intellectual property, (iv) long-term supply agreements, (v) employee benefits services agreements and (vi) agreements with public authorities on subsidies received for designated research and development projects. These guarantees or indemnifications issued are for the benefit of the (i) buyers in sale agreements and sellers in purchase agreements, (ii) landlords or lessors in lease contracts, (iii) licensors or licensees in license agreements, (iv) vendors or customers in long-term supply agreements, (v) service providers in employee benefits services agreements and (vi) governments or agencies subsidizing research or development. In addition, the Company guarantees some of the payables of its subsidiaries to purchase raw materials in the ordinary course of business.

These parties may also be indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Additionally, in connection with the sale of assets and the divestiture of businesses, the Company may agree to indemnify the buyer with respect to liabilities related to the pre-closing operations of the assets or businesses sold. Indemnities for pre-closing operations generally include tax liabilities, environmental liabilities and employee benefit liabilities that are not assumed by the buyer in the transaction.

Indemnities related to the pre-closing operations of sold assets normally do not represent additional liabilities to the Company, but simply serve to protect the buyer from potential liability associated with the Company’s existing obligations at the time of sale. As with any liability, the Company has accrued for those pre-closing obligations that it considers probable and reasonably estimable. The amounts recorded at December 31, 2015 and 2014 are not significant.

While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless they are subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments to be made under these guarantees because the triggering events are not predictable.

Warranties

The Company does not make express warranties on its products, other than that they comply with the Company’s specifications; therefore, the Company does not record a warranty liability. Adjustments for product quality claims are not material and are charged against net sales.

11. Commitments and Contingencies

Environmental Matters

The Company’s operations involve the use, handling, processing, storage, transportation and disposal of hazardous materials. The Company is subject to extensive environmental regulation and is therefore exposed to the risk of claims for environmental remediation or restoration. In addition, violations of environmental laws or permits may result in restrictions being imposed on operating activities, substantial fines, penalties, damages or other costs, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

Environmental Institution of Paraná IAP—On August 10, 2005, the Environmental Institute of Paraná (IAP), an environmental agency in the State of Paraná, provided Hexion Quimica Industria, the Company’s Brazilian subsidiary, with notice of an environmental assessment in the amount of 12 Brazilian reais. The assessment related to alleged environmental damages to the Paranagua Bay caused in November 2004 from an explosion on a shipping vessel carrying methanol purchased by the Company. The investigations performed by the public authorities have not identified any actions of the Company that contributed to or caused the accident. The Company responded to the assessment by filing a request to have it cancelled and by obtaining an injunction precluding execution of the assessment pending adjudication of the issue. In November 2010, the Court denied the Company’s request to cancel the assessment and lifted the injunction that had been issued. The Company responded to the ruling by filing an appeal in the State of Paraná Court of Appeals. In March 2012, the Company was informed that the Court of Appeals had denied the Company’s appeal, and on June 4, 2012 the Company filed appeals to the Superior Court of Justice and the Supreme Court of Brazil. The Company continues to believe it has strong defenses against the validity of the assessment, and does not believe that a loss is probable. At December 31, 2015, the amount of the assessment, including tax, penalties, monetary correction and interest, is 43 Brazilian reais, or approximately $11.

The following table summarizes all probable environmental remediation, indemnification and restoration liabilities, including related legal expenses, at December 31, 2015 and 2014.

	Liability		2015 Range of Reasonably Possible Costs
Site Description	December 31, 2015	December 31, 2014	Low	High
Currently-owned	$3	$5	$2	$7
Formerly-owned:
Remediation	1	—	1	2
Monitoring only	—	—	—	1

Total	$4	$5	$3	$10

These amounts include estimates for unasserted claims that the Company believes are probable of loss and reasonably estimable. The estimate of the range of reasonably possible costs is less certain than the estimates upon which the liabilities are based. To establish the upper end of a range, assumptions less favorable to the Company among the range of reasonably possible outcomes were used. As with any estimate, if facts or circumstances change, the final outcome could differ materially from these estimates. At December 31, 2015 and 2014, $2 and $1, respectively, has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

At six of these locations, the Company is conducting environmental remediation and restoration under business realignment programs due to closure of the sites. A portion of this remediation is being performed by the Company on a voluntary basis; therefore, the Company has greater control over the costs to be incurred and the timing of cash flows. The Company anticipates the amounts under these reserves will be paid within the next five years.

Non-Environmental Legal Matters

The Company is involved in various product liability, commercial and employment litigation, personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of business. The Company has reserves of $2 and $3 at December 31, 2015 and 2014, respectively, for all non-environmental legal defense costs incurred and settlement costs that it believes are probable and estimable. At December 31, 2015 and 2014, $1 and $0, respectively, has been included in “Other current liabilities” in the Consolidated Balance Sheets with the remaining amount included in “Other long-term liabilities.”

Other Commitments and Contingencies

Purchase Commitments

The Company has entered into contractual agreements with third parties for the supply of site services, utilities, materials and facilities and for operation and maintenance services necessary to operate certain of the Company’s facilities on a stand-alone basis. The duration of the contracts range from less than one year to 20 years, depending on the nature of services. These contracts may be terminated by either party under certain conditions as provided for in the respective agreements; generally, 90 days notice is required for short-term contracts and three years notice is required for longer-term contracts (generally those contracts in excess of five years). Contractual pricing generally includes a fixed and variable component.

In addition, the Company has entered into contractual agreements with third parties to purchase feedstocks or other services. The terms of these agreements vary from one to ten years and may be extended at the Company’s request and are cancelable by either party as provided for in each agreement. Feedstock prices are based on market prices less negotiated volume discounts or cost input formulas. The Company is required to make minimum annual payments under these contracts as follows:

Year	Minimum Annual Purchase Commitments
2016	$134
2017	92
2018	77
2019	69
2020	60
2021 and beyond	84

Total minimum payments	516
Less: Amount representing interest	(41)

Present value of minimum payments	$475

12. Pension and Non-Pension Postretirement Benefit Plans

Certain of the Company’s subsidiaries sponsor defined benefit pension plans covering certain associates primarily in Canada, Netherlands, Germany, Brazil, France, Belgium and Malaysia. Depending on the plan, benefits are based on eligible compensation and/or years of credited service. The Company also sponsors defined contribution plans in some locations. Non-pension postretirement benefit plans are also provided to associates in Canada, Brazil and to certain associates in the Netherlands. The Canadian plan provides retirees and their dependents with medical and life insurance benefits, which are supplemental benefits to the respective provincial healthcare plan in Canada. The Brazilian plan became effective in 2012 as a result of a change in certain regulations, and provides retirees with access to medical benefits, with the retiree being responsible for 100% of the premiums. In 2014, the plan was amended such that 100% of the premiums of active employees are paid by the Company. The Netherlands’ plan provides a lump sum payment at retirement.

The following table presents the change in benefit obligation, change in plan assets and components of funded status for the Company’s defined benefit pension and non-pension postretirement benefit plans for the years ended December 31:

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Change in Benefit Obligation
Benefit obligation at beginning of year	$564	$470	$11	$12
Service cost	16	14	—	—
Interest cost	12	17	1	1
Actuarial (gains) losses	(31)	142	(1)	1
Foreign currency exchange rate changes	(61)	(68)	(2)	(1)
Benefits paid	(9)	(10)	—	(1)
Plan amendments	—	(2)	—	(1)
Employee contributions	1	1	—	—

Benefit obligation at end of year	492	564	9	11
Change in Plan Assets
Fair value of plan assets at beginning of year	351	299	—	1
Actual return on plan assets	(4)	83	—	—
Foreign currency exchange rate changes	(37)	(45)	—	—
Employer contributions	14	23	—	—
Benefits paid	(9)	(10)	—	(1)
Employee contributions	1	1	—	—

Fair value of plan assets at end of year	316	351	—	—

Funded status of the plan at end of year	$(176)	$(213)	$(9)	$(11)

The foreign currency impact reflected in these rollforward tables are primarily for changes in the euro and Canadian dollar versus the U.S. dollar.

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of:
Other current liabilities	$(5)	$(5)	$—	$—
Long-term pension obligations	(171)	(208)	(9)	(11)
Accumulated other comprehensive loss	(4)	(3)	2	1

Net amounts recognized	$(180)	$(216)	$(7)	$(10)
Amounts recognized in Accumulated other comprehensive loss at December 31 consist of:
Net prior service (benefit) cost	$(5)	$(5)	$3	$2
Deferred income taxes	1	2	(1)	(1)

Net amounts recognized	$(4)	$(3)	$2	$1
Accumulated benefit obligation	$458	$518
Accumulated benefit obligation for funded plans	308	342
Pension plans with underfunded or non-funded accumulated benefit obligations at December 31:
Aggregate projected benefit obligation	$167	$215
Aggregate accumulated benefit obligation	158	201
Aggregate fair value of plan assets	8	23
Pension plans with projected benefit obligations in excess of plan assets at December 31:
Aggregate projected benefit obligation	$492	$563
Aggregate fair value of plan assets	316	351

Following are the components of net pension and postretirement (benefit) expense recognized for the years ended December 31:

	Pension Benefits			Postretirement benefits
	2015	2014	2013	2015	2014	2013
Service cost	$16	$14	$14	$—	$—	$1
Interest cost on projected benefit obligation	12	17	18	1	1	1
Expected return on assets	(13)	(15)	(14)	—	—	—
Amortization of prior service cost	—	—	1	—	—	—
Unrealized actuarial (gain) loss	(16)	80	(41)	(1)	2	(3)

Net (benefit) expense	$(1)	$96	$(22)	$—	$3	$(1)

The following amounts were recognized in “Accumulated other comprehensive loss” during the year ended December 31, 2015:

	Pension Benefits	Non-Pension Postretirement Benefits	Total
Prior service cost from plan amendments	$—	$1	$1

Deferred income taxes	—	—	—

Loss recognized in accumulated other comprehensive loss, net of tax	$—	$1	$1

The amounts in “Accumulated other comprehensive loss” that are expected to be recognized as components of net periodic benefit cost (benefit) during the next fiscal year are less than $1.

Determination of actuarial assumptions

The Company’s actuarial assumptions are determined separately for each plan, taking into account the demographics of the population, the target asset allocations for funded plans, regional economic trends, statutory requirements and other factors that could impact the benefit obligation and plan assets. For the European plans, most assumptions are set by country, as the plans within these countries have similar demographics, and are impacted by the same regional economic trends and statutory requirements.

The discount rates selected reflect the rate at which pension obligations could be effectively settled. The Company selects the discount rates based on cash flow models using the yields of high-grade corporate bonds or the local equivalent with maturities consistent with the Company’s anticipated cash flow projections. Beginning in 2015, the Company’s pension and OPEB liabilities and related service and interest cost are calculated using a split-rate interest discounting methodology, whereby expected future cash flows related to these liabilities are discounted using multiple interest rates on a forward curve that correspond to the timing of the expected cash flows. The Company believes this new approach provides a more precise measurement of service and interest costs. This change did not impact the measurement of current year pension and OPEB liabilities and the impact on service and interest costs going forward is not expected to be significant.

The expected rates of future compensation level increases are based on salary and wage trends in the chemical and other similar industries, as well as the Company’s specific compensation targets by country. Input is obtained from the Company’s internal Human Resources group and from outside actuaries. These rates include components for wage rate inflation and merit increases.

The expected long-term rate of return on Canadian plan assets is determined based on the plan’s current and projected asset mix. To determine the expected overall long-term rate of return on assets, the Company takes into account the rates on long-term debt investments held within the portfolio, as well as expected trends in the equity markets. Peer data and historical returns are reviewed and the Company consults with its actuaries, as well as investment professionals, to confirm that the Company’s assumptions are reasonable.

The weighted average rates used to determine the benefit obligations were as follows at December 31:

	Pension Benefits		Postretirement Benefits
	2015	2014	2015	2014
Discount rate	2.3%	2.2%	5.5%	6.1%
Rate of increase in future compensation levels	2.4%	3.0%	—	—
The weighted average assumed health care cost trend rates are as follows at December 31:
Health care cost trend rate assumed for next year	—	—	6.2%	6.3%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	—	—	2030	2030

The weighted average rates used to determine net periodic pension and postretirement expense were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits
	2015	2014	2013	2015	2014	2013
Discount rate	2.2%	3.6%	3.5%	6.1%	7.2%	4.3%
Rate of increase in future compensation levels	3.0%	3.0%	3.0%	—	—	—
Expected long-term rate of return on plan assets	3.8%	4.8%	4.8%	—	—	—

A one-percentage-point change in the assumed health care cost trend rates would change the projected benefit obligation for non-pension postretirement benefits by $2 and service cost and interest cost by a negligible amount.

Pension Investment Policies and Strategies

The Company’s investment strategy for the assets of its Canadian defined benefit pension plans is to maximize the long-term return on plan assets using a mix of equities and fixed income investments with a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and expected timing of future cash flow requirements. The investment portfolio contains a diversified blend of equity and fixed-income investments. Equity investments are also diversified across Canadian and foreign stocks, as well as growth, value and small and large capitalization investments. Investment risk and performance are measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset and liability studies.

The Company periodically reviews its target allocation of Canadian plan assets among various asset classes. The targeted allocations are based on anticipated asset performance, discussions with investment professionals and on the projected timing of future benefit payments.

The Company observes local regulations and customs regarding its European pension plans in determining asset allocations, which generally require a blended weight leaning toward more fixed income securities, including government bonds.

	Actual		Target
	2015	2014	2016
Weighted average allocations of pension plan assets at December 31:
Equity securities	21%	19%	21%
Debt securities	77%	79%	79%
Cash, short-term investments and other	2%	2%	—%

Total	100%	100%	100%

Fair Value of Plan Assets

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurement provisions establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This guidance describes three levels of inputs that may be used to measure fair value:

•	Level 1: Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date.

•

Level 3: Unobservable inputs that are supported by little or no market activity and are developed based on the best information available in the circumstances. For example, inputs derived through extrapolation or interpolation that cannot be corroborated by observable market data.

In accordance the Company’s adoption of ASU 2015-07 in 2015, certain investments measured at net asset value (“NAV”), as a practical expedient for fair value, have been excluded from the fair value hierarchy. The fair value measurements tables presented below have been recasted to conform to the current year presentation under ASU 2015-07. See Note 2 for more information.

The following table presents pension plan investments measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Fair Value Measurements Using
	2015				2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv- able Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobserv- able Inputs (Level 3)	Total
Pooled insurance products with fixed income guarantee(1)	$—	$8	$—	$8	$—	$8	$—	$8

Total	$—	$8	$—	$8	$—	$8	$—	$8

Investments measured at fair value using net asset value as a practical expedient:
Other international equity funds(2)				$65				$68
Other fixed income securities(2)				243				275

Total				$316				$351

(1)	Level 2 equity and fixed income securities are primarily in pooled asset and mutual funds and are valued based on underlying net asset value multiplied by the number of shares held. The underlying asset values are based on observable inputs and quoted market prices.
(2)	Represents investments in commingled funds with exposure to a variety of hedge fund strategies, which are not publicly traded and have ongoing redemption restrictions. The Company’s interest in these investments is measured at net asset value per share as a practical expedient for fair value, which is derived from the underlying asset values in these funds, only some of which represent observable inputs and quoted market prices. In accordance with ASU 2015-07, these investments are excluded from the fair value hierarchy.

Projections of Plan Contributions and Benefit Payments

The Company expects to make contributions of $20 to its defined benefit pension plans in 2016.

Estimated future plan benefit payments as of December 31, 2015 are as follows:

	Pension Benefits	Postretirement Benefits
2016	$10	$—
2017	11	—
2018	11	—
2019	12	—
2020	14	—
2021-2025	90	3

Defined Contribution and Other Plans

The Company sponsors a number of defined contribution plans for its associates in various countries. For most plans, employee contributions are voluntary, and the Company provides contributions ranging from 2% to 10%. Total charges to operations for matching contributions under these plans were $4, $2 and $3 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company’s German subsidiaries offer a government subsidized early retirement program to eligible associates called an Altersteilzeit Plan. The German government provides a subsidy in certain cases where the participant is replaced with a qualifying candidate. This subsidy was discontinued for associates electing participation in the program after December 31, 2009. The Company had liabilities for these arrangements of $1 and $2 at December 31, 2015 and 2014, respectively. The Company incurred expense for these plans of less than $1, $1 and $1 for each of the years ended December 31, 2015, 2014 and 2013.

Also included in the Consolidated Balance Sheets at December 31, 2015 and 2014 are other post-employment benefit obligations primarily relating to liabilities for jubilee benefit plans offered to certain European associates of $3 and $4, respectively.

13. Step Acquisition

In August 2015, the Company acquired the remaining 50% interest in Momentive Union Specialty Chemicals Ltd (“MUSC”), a joint venture that manufactures phenolic specialty resins in China, from its joint venture partner to better position the Company to serve its customers in this region. As a result of the transaction, the Company now owns a 100% interest in MUSC. This transaction was accounted for as a step acquisition and the allocation of the consideration exchanged was based upon a valuation of MUSC’s net identifiable assets and liabilities as of the transaction date. The allocation of fair value to the assets acquired and liabilities assumed at the date of acquisition resulted in cash of $3, a net liability of $4 allocated to working capital, $29 allocated to property and equipment, $4 allocated to debt payable within one year, $14 allocated to long-term debt and $10 allocated to goodwill. Additionally, a gain of $5 was recorded in “Other operating (income) expense, net” in the Consolidated Statements of Operations, which represents the difference between the $10 fair value and $5 carrying value of the Company’s previously held 50% non-controlling interest in MUSC on the acquisition date. The fair value of the non-controlling interest was determined using a market approach.

The pro forma impacts of this acquisition are not material to the Company’s Consolidated Financial Statements.

14. Deficit

Shareholder’s deficit reflects the common equity of the Company with all of the common equity of its subsidiaries eliminated as of December 31, 2015 and 2014.

In 2015, $85 of the Company’s outstanding receivable related to the results of the foreign exchange gain/loss guarantee agreement with Hexion was converted into an affiliated loan from Hexion to the Company, which is reflected in “Loans receivable from parent” in the Consolidated Balance Sheets.

In 2014, Hexion contributed its outstanding net receivable of $63 related to the results of various intercompany guarantee agreements as a contribution of capital to the Company (see Note 4), which is reflected as an increase to “Paid-in capital” in the Consolidated Statements of Deficit.

In 2013, the Company made a return of capital to Hexion of $48, which is reflected as a reduction to “Paid-in capital” in the Consolidated Statements of Deficit.

15. Changes in Accumulated Other Comprehensive Loss

Following is a summary of changes in “Accumulated other comprehensive loss” for the years ended December 31, 2015 and 2014:

	Year Ended December 31, 2015			Year Ended December 31, 2014
	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total	Defined Benefit Pension and Postretirement Plans	Foreign Currency Translation Adjustments	Total
Beginning balance	$2	$(17)	$(15)	$(1)	$39	$38
Other comprehensive (loss) income before reclassifications, net of tax	(1)	(45)	(46)	3	(56)	(53)

Ending balance	$1	$(62)	$(61)	$2	$(17)	$(15)

16. Income Taxes

Income tax expense (benefit) for the Company for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Current:
Federal	$—	$—	$(5)
Foreign	19	18	26

Total current	19	18	21
Deferred:
Federal	—	—	(2)
Foreign	8	(5)	(2)

Total deferred	8	(5)	(4)

Income tax expense (benefit)	$27	$13	$17

A reconciliation of the Company’s combined differences between income taxes computed at the Dutch federal statutory tax rate of 25.0% and provisions for income taxes for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Income taxes computed at federal statutory tax rate	$53	$(5)	$(53)
Foreign rate differentials	11	(10)	(13)
Losses and other expenses not deductible for tax	—	(2)	2
Increase (decrease) in the taxes due to changes in valuation allowance	(45)	27	109
Additional tax expense on foreign unrepatriated earnings	3	—	1
Additional expense (benefit) for uncertain tax positions	5	3	(26)
Changes in enacted tax rates	—	—	(1)
Tax recognized in other comprehensive income	—	—	(2)

Income tax expense (benefit)	$27	$13	$17

The domestic and foreign components of the Company’s income (loss) before income taxes for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Domestic	$156	$(47)	$(260)
Foreign	56	27	47

Total	$212	$(20)	$(213)

The tax effects of the Company’s significant temporary differences and net operating loss and credit carryforwards which comprise the deferred tax assets and liabilities at December 31, 2015 and 2014, are as follows:

	2015	2014
Assets:
Non-pension post-employment	$2	$3
Accrued and other expenses	18	12
Property, plant and equipment	4	3
Intangibles	6	8
Net operating loss and credit carryforwards	105	151
Pension liabilities	30	39

Gross deferred tax assets	165	216
Valuation allowance	(134)	(171)

Net deferred tax asset	31	45

Liabilities:
Property, plant and equipment	(14)	(19)
Unrepatriated earnings of foreign subsidiaries	(3)	—
Intangibles	(7)	(9)

Gross deferred tax liabilities	(24)	(28)

Net deferred tax asset	$7	$17

The following table summarizes the presentation of the Company’s net deferred tax asset in the Consolidated Balance Sheets at December 31, 2015 and 2014:

	2015	2014
Assets:
Current deferred income taxes (Other current assets)	$—	$6
Long-term deferred income taxes (Other long-term assets)	13	20
Liabilities:
Long-term deferred income taxes	(6)	(9)

Net deferred tax asset	$7	$17

The Company’s deferred tax assets primarily include domestic and foreign net operating loss carryforwards and disallowed interest carryforwards. As of December 31, 2015, the domestic net operating loss carryforwards available are $234, which expire beginning in 2019. A valuation allowance of $59 has been provided against a portion of these attributes. The foreign net operating loss carryforwards and disallowed interest carryforwards available are $149. These attributes are related primarily to Germany which have an unlimited carryover and do not expire. A valuation allowance has been provided against these foreign tax attributes.

The Company conducts business globally and, as a result, certain of its subsidiaries file income tax returns in various foreign jurisdictions. In the normal course of business, the Company is subject to examinations by taxing authorities throughout the world, including major jurisdictions such as the Netherlands, Brazil, Canada, the Czech Republic, Germany, Italy, and the United Kingdom.

With minor exceptions, the Company’s closed tax years for major jurisdictions are years prior to: 2009 for Netherlands, 2010 for Brazil, 2011 for Canadian Federal, 2004 for Canadian Provincial, 2010 for the Czech Republic, 2010 for Germany, 2007 for Italy, and 2011 for the United kingdom.

The Company continuously reviews issues that are raised from ongoing examinations and open tax years to evaluate the adequacy of its liabilities. As the various taxing authorities continue with their audit/examination programs, The Company will adjust its reserves accordingly to reflect these settlements.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014
Balance at beginning of year	$48	$52
Additions based on tax positions related to the current year	4	7
Additions for tax positions of prior years	2	1
Reductions for tax positions of prior years	(3)	(2)
Lapse of statue of limitations	—	(5)
Foreign currency translation	(7)	(5)

Balance at end of year	$44	$48

During the year ended December 31, 2015, the Company decreased the amount of its unrecognized tax benefits, including its accrual for interest and penalties, by $3, primarily as a result of a release of unrecognized tax benefits from negotiations with foreign jurisdictions, lapses of statute of limitations and foreign currency translation, offset by increases in the unrecognized tax benefit for various intercompany transactions. During the years ended December 31, 2015, 2014 and 2013, the Company recognized approximately $2, $1 and $5, respectively, in interest and penalties. The Company had approximately $7 and $5 accrued for the payment of interest and penalties at December 31, 2015 and 2014, respectively.

$44 of unrecognized tax benefits, if recognized, would affect the effective tax rate; however, a portion of the unrecognized tax benefit would be in the form of a net operating loss carryforward, which would be subject to a full valuation allowance. The Company anticipates recognizing less than $4 of the total amount of the unrecognized tax benefits within the next 12 months as a result of negotiations with foreign jurisdictions and completion of audit examinations.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Members of

HA-International, LLC

We have audited the accompanying financial statements of HA-International, LLC (the Company), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, members’ equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA-International, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ DUGAN & LOPATKA

Wheaton, Illinois

February 23, 2016

HA-INTERNATIONAL, LLC

BALANCE SHEETS

DECEMBER 31, 2015 AND 2014

(in thousands of dollars)

	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$428	$262
Accounts receivable (less allowance for doubtful accounts of $82 and $273 as of 2015 and 2014, respectively)	17,556	23,728
Miscellaneous receivables	15	164
Due from Member, HA-USA	34	20
Due from Member, Hexion	1,780	71
Inventories -
Finished and in-process goods	2,061	2,661
Raw material and supplies	2,353	3,626
Other current assets	904	1,323

Total current assets	25,131	31,855

PROPERTY AND EQUIPMENT:
Land and land improvements	1,486	1,372
Buildings	3,862	3,831
Machinery and equipment	26,734	26,796
Construction in process	310	208

Total property and equipment	32,392	32,207
Less accumulated depreciation	(21,066)	(19,989)

Property and equipment, net	11,326	12,218

LONG-TERM RECEIVABLE FROM MEMBER, HEXION	1,434	3,195
OTHER NONCURRENT ASSETS	259	46
GOODWILL, NET	5,592	5,592
INTANGIBLES, NET	100	135

Total assets	$43,842	$53,041

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,895	$4,318
Drafts payable	484	391
Other current liabilities	2,020	2,362
Due to affiliate of Member, HA-USA	213	282
Loan payable	4,587	5,920

Total current liabilities	11,199	13,273
OTHER NONCURRENT LIABILITIES	2,014	2,637
COMMITMENTS AND CONTINGENCIES	500	140
MEMBERS’ EQUITY	30,129	36,991

Total liabilities and members’ equity	$43,842	$53,041

The accompanying notes are an integral part of these statements.

HA-INTERNATIONAL, LLC

STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of dollars)

BALANCE, January 1, 2013	$32,758
NET INCOME	44,373
DISTRIBUTIONS TO MEMBERS:
Cash	(42,000)
Tax deposits on behalf of Members, net	(112)

BALANCE, December 31, 2013	35,019
NET INCOME	29,972
DISTRIBUTIONS TO MEMBERS	(28,000)

BALANCE, December 31, 2014	36,991
NET INCOME	31,138
DISTRIBUTIONS TO MEMBERS	(38,000)

BALANCE, December 31, 2015	$30,129

The accompanying notes are an integral part of these statements.

HA-INTERNATIONAL, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of dollars)

	2015	2014	2013
NET TRADE SALES	$152,864	$182,732	$172,913
MEMBER SALES	7,990	28,537	30,398

Net sales	160,854	211,269	203,311
COST OF GOODS SOLD	106,807	158,790	153,712

Gross margin	54,047	52,479	49,599

EXPENSES:
Distribution expense	6,404	6,278	5,926
Sales and marketing expense	5,890	6,011	5,530
General and administrative expense	8,310	7,247	6,889
Research and development expense	1,817	1,785	1,923

Total expenses	22,421	21,321	20,268

Income before interest, taxes and other expense	31,626	31,158	29,331
INTEREST EXPENSE, NET	85	99	48
INCOME TAX EXPENSE	175	399	297
OTHER OPERATING (INCOME)	—	—	(16,000)
OTHER EXPENSE, NET	228	688	613

Net income	$31,138	$29,972	$44,373

The accompanying notes are an integral part of these statements.

HA-INTERNATIONAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of dollars)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$31,138	$29,972	$44,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,829	1,615	941
Amortization	35	40	40
Gain on sale/disposal of property and equipment	(6)	—	14
Net change in operating assets and liabilities -
Accounts receivable	6,172	(2,698)	(1,036)
Miscellaneous receivables	149	106	(104)
Due from Member, HA-USA	(14)	7	(27)
Due from Member, Hexion	(1,709)	(71)	0
Inventories	1,873	840	(1,474)
Other assets	206	(732)	84
Long-term receivable from Member, Hexion	1,761	3,472	(6,667)
Accounts payable	(423)	287	260
Drafts payable	93	(757)	(604)
Other liabilities	(604)	2,260	103
Due to affiliate of Member, HA-USA	(69)	141	(147)
Due to Member, Hexion	0	(4,247)	(5,825)

Net cash provided by operating activities	40,431	30,235	29,931

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(941)	(4,821)	(3,817)
Cash proceeds from sale of equipment	9	—	—
Purchase of intangibles	—	(125)	—

Net cash (used in) investing activities	(932)	(4,946)	(3,817)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings from (payments on) line of credit	(1,333)	2,747	3,173
Distributions to Members	(38,000)	(28,000)	(42,000)
Tax deposits on behalf of Members, net	—	—	(112)

Net cash (used in) financing activities	(39,333)	(25,253)	(38,939)

CHANGE IN CASH AND CASH EQUIVALENTS	166	36	(12,825)
NET CASH AND CASH EQUIVALENTS, Beginning of year	262	226	13,051

NET CASH AND CASH EQUIVALENTS, End of year	$428	$262	$226

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash (paid) during the year for—Interest expense	$(85)	$(99)	$(48)

State and local taxes	$(225)	$(160)	$(398)

The accompanying notes are an integral part of these statements.

HA-INTERNATIONAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015, 2014 AND 2013

(in thousands of dollars)

(1)   ORGANIZATION AND BASIS OF PRESENTATION:

HA-International, LLC (the Company) was formed on April 2, 2001, between Borden Chemical Foundry LLC (BCF), a wholly-owned subsidiary of Hexion, Inc. (Hexion), and HA-USA, Inc. (HA-USA) for the purpose of combining their foundry businesses in North America.

The Company’s capital structure is comprised of Class A interests and Class B interests, each of which are owned 50% by each member. Class A interests represent the members’ voting rights in accordance with the provisions of the Limited Liability Company Agreement (the LLC Agreement). Class B interests represent the members’ share of the profits and losses of the Company and the members’ rights to receive distributions of the Company’s assets in accordance with the LLC Agreement.

(2)   NATURE OF OPERATIONS:

The Company produces and sells resin-coated sands for use in metal castings at its Oregon, Illinois facility. The Company produces and sells refractory coatings (a material used to enhance the surface finish of a casting and reduce defects) at its Toledo, Ohio facility. Products are sold primarily in North America. The Company purchases certain dry and liquid resins under Toll Processing Agreements (Tolling Agreements) with Hexion. The Company also sells resin-coated sands and ceramics, produced at its Oregon, Illinois facility, to Hexion under Tolling Agreements for Hexion’s oilfield operations business.

The Company had contracted with Hexion to receive certain administrative services including information technology, regulatory compliance, purchasing, human resources, and other operational services under an Administrative Services Agreement (the Admin Agreement) through April 1, 2014 (Note 5). As of April 2014, these administrative services are performed by the Company.

(3)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements were available to be issued on February 23, 2016, with subsequent events being evaluated through this date.

A summary of HA-International, LLC’s significant accounting policies follows:

Use of Estimates in Preparing Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates reflected in the accompanying financial statements are the allowance for doubtful accounts, inventory valuation reserve, and incentive compensation reserve. Actual results could differ from those estimates.

Revenue Recognition—Sales, net of estimated returns, allowances, and discounts, are recognized when products are shipped and title transfers to customers, assuming collectability is reasonably assured.

Allowance for Doubtful Accounts— The Company has a policy for credit insurance on selected accounts. The allowance for doubtful accounts is estimated using factors such as customer credit ratings, past collection history and experience with our credit insurance provider. Receivables are charged against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. Cash is held in one bank, a quality financial institution; however, deposits may exceed federally insured limits. Concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company’s customer base and their dispersion across many different industries and geographies. The Company does not require collateral or other security to support customer receivables.

Inventories—Inventories are stated at the lower of cost or market using the first-in, first-out method of accounting.

Property and Equipment—Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives ranging from 3 to 18 years. Major renewals and betterments of property are capitalized. Repairs, maintenance, and minor renewals are expensed as incurred.

Goodwill—The Company accounts for its goodwill in conformity with Accounting Standards Codification (ASC) for Goodwill and Other Intangible Assets. This statement requires that goodwill not be amortized, but instead be tested for impairment at least annually. The Company determined that there was no impairment in the value of its goodwill during 2015, 2014 or 2013 by utilization of a discounted cash flow analysis.

Intangibles—Intangibles represent customer lists and patents and are amortized on a straight-line basis over five years. Intangible assets are also reviewed for impairment when events or changes in circumstances indicate that the carrying value of the intangible assets might not be fully recoverable.

Drafts Payable—The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts daily. Checks issued, but not presented for payment to the bank, are reflected as drafts payable, and are included in current liabilities in the accompanying financial statements.

Shipping and Handling—Shipping costs are incurred to move the Company’s products from the production or storage facility to the customer. Handling costs are incurred from the point the products are removed from inventory until they are provided to the shipper and generally include costs to store, move, and prepare products for shipment. Due to the nature of the Company’s operations, handling costs incurred prior to shipment are not significant and are included in cost of goods sold. The Company incurred shipping costs of $6,404, $6,278 and $5,926 for fiscal 2015, 2014 and 2013, respectively. Shipping costs are classified as distribution expense in the statements of income. The Company recognized freight revenue of $6,404, $7,442 and $6,522 for fiscal 2015, 2014 and 2013, respectively. These amounts are recognized as revenue at the time of product shipment and are included in net trade sales in the statements of income.

Research and Development Costs—Funds are committed to research and development for technical improvement of products that are expected to contribute to operating profits in future years. All costs associated with research and development are expensed as incurred.

Group and General Insurance—General insurance premiums are site and activity specific. Premiums are recorded as prepaid insurance when paid and amortized as an expense based on the term of the policies. The Company has policies for group insurance, such as medical, dental, and vision.

Royalty Agreements—The Company has entered into licensing arrangements for the manufacture and sale of designated products in specified geographical areas outside the United States of America. The licensees pay, and the Company recognizes, royalties at the time the applicable products are sold. During 2015, 2014 and 2013, the Company recognized royalty income of $83, $75 and $64, respectively.

Taxes—The Company is a partnership for federal income tax purposes; thus, taxable income and losses flow to the individual members. No provision for federal income taxes is reflected in these financial statements; however, the Company does incur certain state income and franchise taxes. These amounts are included in income tax expense on the statements of income.

With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations for years before 2012. The Company does not expect a material net change in unrecognized tax benefits in the next twelve months.

Major Customer—Approximately 23%, 17% and 18% of the Company’s net sales were derived from one trade customer for the years ended December 31, 2015, 2014 and 2013, respectively.

Reclassifications—Certain prior year balances have been reclassified in order to conform with the current year’s presentation.

(4) DEBT OBLIGATIONS:

Loan Payable—The Company maintains a bank loan and security agreement (the Agreement) that provides for borrowings of up to $15,000, including letters of credit. The loan is secured by the assets of the Company. The Agreement has been extended to expire during December, 2016. At December 31, 2015 and 2014, outstanding borrowings under this Agreement were $4,587 and $5,920, respectively.

Under the terms of the Agreement, the Company has the ability to borrow funds at either the prime rate plus an applicable margin or at LIBOR plus an applicable margin. The Company must designate which option it chooses at the time of the borrowing. For letters of credit issued under the Agreement, the Company pays a per annum fee equal to the LIBOR applicable margin, which varies based upon our debt coverage schedule. In addition, the Company pays a 0.35% per annum fee on the amount of the average daily unused portion of the commitment.

The Company has certain financial covenants within its loan agreements. The covenants were met at December 31, 2015, 2014 and 2013.

In 2015, the Company entered into a security agreement granting a lien on certain assets in order to secure a letter of credit totaling $1,152. In February, 2016, the letter of credit was reduced to $230. The letter of credit remains in effect until it is cancelled or is substituted with cash collateral of no less than 105% of the letter of credit liability, and may survive the expiration of the Agreement.

(5) RELATED PARTIES:

Hexion—The Company is engaged in various transactions with Hexion in the ordinary course of business. Through April 1, 2014, the Company contracted with Hexion for certain services such as information technology and corporate administration (Note 1). Hexion charged a fee in accordance with the Admin Agreement. The charges for these services under this agreement were $-0-, $368 and $1,472 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Company sells resin-coated proppants to Hexion and purchases resins from Hexion at agreed upon costs under the Tolling Agreements. The amounts recorded on the statements of income related to Hexion for the years ended December 31 are as follows:

	2015	2014	2013
Member sales	$7,990	$28,537	$30,298
Cost of goods sold	70,417	105,872	101,944

Additionally, in accordance with the Tolling Agreements, the Company is reimbursed for the cost of assets built for the benefit of Hexion. The amounts due to/from Hexion resulting from these transactions, and related balance sheet impacts, including a receivable for raw material trade credits used towards purchases of dry and liquid resins, for the years ended December 31 are as follows:

	2015	2014
Due from Member, Hexion—
Raw material credits receivable	$1,334	$5,333
Equipment receivable	509	621
Proppant sales receivable	1,193	2,757
Resin purchases payable	(1,256)	(8,640)

	$1,780	$71

Long-Term receivable from Member, Hexion—
Raw material credits receivable	$—	$1,334
Equipment receivable	1,434	1,861

	$1,434	$3,195

Other non-current liabilities—
Deferred costs related to equipment investment	$1,948	$2,554

Management believes the charges and allocations of costs and fees paid are reasonable based upon the circumstances; however, the amounts are not necessarily indicative of costs that would have been incurred if the Company operated independently.

HA-USA—During 2015, 2014 and 2013, the Company performed accounting services and paid bank fees and other reimbursable expenses on HA-USA’s behalf. The balance due from HA-USA for these activities was $34 and $20 at December 31, 2015 and 2014, respectively.

Affiliate of Member, HA-USA—The Company makes payments to affiliates of HA-USA under royalty agreements and for supply purchases. During 2015, 2014 and 2013, the Company incurred costs of $1,481, $973 and $1,483, respectively. The amounts due to affiliates of HA-USA were $264 and $323 for the years ended December 31, 2015 and 2014, respectively.

The Company also sells product to HA-USA’s affiliates. During 2015, 2014 and 2013, the Company sold $164, $152 and $228, respectively. The balance due from affiliates of HA-USA for these sales was $51 and $41 for the years ended December 31, 2015 and 2014, respectively.

(6) INTANGIBLE ASSETS:

Intangible assets, including customer lists and patents, which are being amortized, consist of the following as of December 31:

	2015		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets—	$5,590	$5,490	$5,590	$5,455

Intangible amortization expense was $35, $40 and $40 for the years ended December 31, 2015, 2014 and 2013, respectively.

Estimated future amortization expense is as follows:

Year ending December 31,
2016	$25
2017	25
2018	25
2019	25
2020	—

$100

(7) RETIREMENT BENEFITS:

The Company makes discretionary contributions into a defined contribution retirement savings plan. These contributions are equal to 2.5% of annual gross wages up to the maximum FICA social security wage base and 5% thereafter to a maximum of $265. For wages over $265, the Company will contribute 5% into a non-qualified deferred compensation plan up to the eligible employee compensation (Note 8). In addition, eligible employees may make contributions to the savings plan subject to certain Internal Revenue Service limitations. Employee contributions are matched by the Company up to a maximum of 5% of base annual compensation. The Company recorded $792, $791 and $684 in related expense for 2015, 2014 and 2013, respectively.

During 2014, the plan sponsor was changed from Hexion to the Company.

(8) LEASES/COMMITMENTS:

Lease Agreements—The Company leases office and lab space under a long-term arrangement. The Company also leases equipment used in its operations under various long-term operating lease agreements. Total lease expense amounted to $643, $399 and $384 for 2015, 2014 and 2013, respectively.

Future minimum lease payments under operating leases at December 31, 2015, are as follows:

Year ending December 31,
2016	$651
2017	597
2018	546
2019	479
2020	—

$2,273

Hosting Agreement—In 2014, the Company entered into a seven-year agreement with a third party to host software and other IT programs on servers at an off-site location. Total software hosting expense amounted to $969 and $706 for 2015 and 2014, respectively.

Future minimum payments under this agreement at December 31, 2015 are as follows:

Year ending December 31,
2016	$1,007
2017	1,047
2018	1,088
2019	1,131
2020	1,175
Thereafter	297

$5,745

Deferred Compensation Plan—During 2014, the Company adopted a non-qualified deferred compensation plan. The plan is unsecured and participation is limited to a select group of the Company’s management employees. Under the terms of the plan, a participant may elect to defer base salary and/or bonus, pursuant to such rules as may be established by the Company, up to the maximum percentages for each deferral election as described in the plan. The deferred compensation liability under this plan was $500 and $140 as of December 31, 2015 and 2014, respectively, and is included in commitments and contingencies. The Company is not required to fund the plan liability, however, has decided to internally set funds aside by contributing employee deferrals into a rabbi trust, which includes a money market account and investments held in life insurance policies. The cash surrender value of the life insurance policies was $237 and $25 as of December 31, 2015 and 2014, respectively, and is included in other noncurrent assets. The funds held in the designated money market account were $261 and $115 as of December 31, 2015 and 2014, respectively, and are included in cash and cash equivalents. Due to the change in market value of the investments held in the life insurance policies, the Company recorded an unrealized gain of $9 and $-0- as of December 31, 2015 and 2014, respectively.

(9) MEMBERS’ EQUITY:

The Company paid distributions of $38,000, $28,000 and $42,000 during 2015, 2014 and 2013, respectively. BCF and HA-USA each received 50% of the total distributions in accordance with their Class B ownership percentages at the date of declaration.

In the event the Company would be dissolved, proceeds to the owners would be based on their relative value of Class B shares at the dissolution date. Each member has the right of first refusal on any sale transaction of the other member’s interest.

$114,016,000 9.00% Second-Priority Senior Secured Notes due 2020

PROSPECTUS

Dated May 11, 2016